Form 10-K, Exhibit 13
period 2004-12-31
Naugatuck Valley Financial Corp
filed 2005-03-31
CIK 1293413

Exhibit 13.0

                          Annual Report to Stockholders

                 Selected Consolidated Financial and Other Data

      The following table sets forth certain consolidated summary historical financial information concerning the financial position of Naugatuck Valley Financial and its subsidiary, Naugatuck Valley Savings, at the dates and for the periods indicated. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and related notes of Naugatuck Valley Financial appearing later in this annual report.

                                                               At December 31,
                                          ----------------------------------------------------------
                                            2004         2003         2002        2001        2000
                                          --------     --------     --------    --------    --------
                                                                (In thousands)
Financial Condition Data:
Total assets                               $265,449     $243,956     $227,998    $201,105    $177,449
Securities held-to-maturity                   5,168        1,561        1,364         596         723
Securities available-for-sale                31,096       37,166       32,512      20,407      12,132
Loans receivable, net                       203,820      180,378      166,046     158,456     145,831
Cash and cash equivalents                     7,575        9,775       18,158      12,643      11,242
Deposits                                    193,366      183,455      173,231     156,662     136,452
FHLB advances                                15,826       34,990       31,119      23,372      22,036
Total capital                                51,571       21,217       19,850      17,497      15,984

                                                           Year Ended December 31,
                                          ----------------------------------------------------------
                                            2004         2003         2002        2001        2000
                                          --------     --------     --------    --------    --------
                                                               (In thousands)
Operating Data:
Interest and dividend income              $12,713       $12,644      $13,178      $12,631    $12,318
Interest expense                            3,559         4,241        5,299        6,178      5,923
                                          -------       -------      -------      -------    -------
Net interest income                         9,154         8,403        7,879        6,453      6,395
Provision for loan losses                      --            45          231           80         73
                                          -------       -------      -------      -------    -------
Net interest income after provision
   for loan losses                          9,154         8,358        7,648        6,373      6,322
Noninterest income                          1,078         1,115          972          743        601
Noninterest expense                         9,803         6,845        5,820        5,392      4,497
                                          -------       -------      -------      -------    -------
Income before provision for
   income taxes                               429         2,628        2,800        1,724      2,426
Provision for income taxes                     14           822          880          542        807
                                          -------       -------      -------      -------    -------
Net income                                $   415       $ 1,806      $ 1,920      $ 1,182    $ 1,619
                                          =======       =======      =======      =======    =======
Net income per share(1)                   $  0.07       $    --      $    --      $    --    $    --
                                          =======       =======      =======      =======    =======

----------
(1) Net income per share is for the fourth quarter 2004. Before September 30, 2004, Naugatuck Valley Savings operated as a mutual institution and, accordingly, had no per share data.

                                                                  At or For the Year Ended December 31,
                                                    ------------------------------------------------------------
                                                     2004          2003         2002         2001          2000
                                                    ------        ------       ------       ------        ------
Performance Ratios:
Return on average assets                             0.16%         0.77%        0.91%        0.65%         0.96%

Return on average equity                             1.41          8.59        10.23         6.95         10.71

Interest rate spread (1)                             3.75          3.77         3.77         3.50          3.78

Net interest margin (2)                              3.85          3.85         3.90         3.71          3.98

Noninterest expense to average assets                3.81          2.94         2.75         2.96          2.68

Efficiency ratio (3)                                95.49         71.62        65.20        74.43         63.58

Average interest-earning assets to
   average interest-bearing liabilities            106.90        103.69       105.20       105.87        105.57

Average equity to average assets                    11.43          9.02         8.86         9.35          9.01

Capital Ratios:
Total capital to risk-weighted assets               23.61%        16.21%       15.37%       14.74%        15.50%

Tier I capital to risk-weighted assets              22.52         14.96        14.12        13.47         14.25

Tier I capital to adjusted total assets (4)         14.78          8.64         8.30         8.40          8.83

Total equity to total assets                        19.43          8.70         8.71         8.70          9.01

Asset Quality Ratios:
Allowance for loan losses as a percent of
   total loans                                       0.89%         0.99%        1.19%        1.16%         1.18%

Allowance for loan losses as a percent of
   nonperforming loans                             306.88        199.78       162.91       144.66        171.14

Net charge-offs (recoveries) to average loans
   outstanding during the period                    (0.01)         0.13         0.05        (0.02)         0.18

Nonperforming loans as a percent of
   total loans                                       0.29          0.50         0.73         0.80          0.69

Nonperforming assets as a percent of
   total assets                                      0.25          0.46         0.58         0.72          0.65

Other Data:
Number of:
   Deposit accounts                                22,599        22,447       22,059       21,823        21,228

   Full service customer service facilities             5             5            4            4             3

----------
(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

(2) Represents net interest income as a percent of average interest-earning assets.

(3) Represents noninterest expense (less intangible amortization) divided by the sum of net interest income and noninterest income.

(4)   Data for 2003 represents Tier 1 capital to average assets.

                     Management's Discussion and Analysis of
                  Results of Operations and Financial Condition

      The objective of this section is to help the reader understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this annual report.

Overview

      Income. We have two primary sources of pre-tax income. The first is net interest income, which is the difference between interest income, the income that we earn on our loans and investments, and interest expense, the interest that we pay on our deposits and borrowings.

      To a much lesser extent, we also recognize pre-tax income from fees and service charges, which is the compensation we receive from providing products and services. Our primary noninterest income comes from service charges on deposit accounts. We also earn income from bank owned life insurance, sales of loans and investments, investment advisory services, ATM charges and other services.

      Expenses. The expenses we incur in operating our business consist of compensation, taxes and benefits, office occupancy, computer processing fees, federal insurance premiums and other expenses.

      Compensation, taxes and benefits consist primarily of the salaries and wages paid to our employees and directors, payroll taxes and expenses for retirement and other employee benefits.

      Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of lease payments, real estate taxes, depreciation charges, maintenance, and costs of utilities.

      Computer processing fees includes fees paid to our third-party data processing servicer and our network security expenses.

      Federal insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

      Other expenses include expenses for attorneys, accountants and consultants, advertising, telephone, charitable contributions, insurance, office supplies, postage and other miscellaneous operating activities.

Critical Accounting Policies

      We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be critical accounting policies: allowance for loan losses and deferred income taxes.

      Allowance for Loan Losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio.

      Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. We engage an independent review of our commercial loan portfolio annually and adjust our loan ratings based upon this review. In addition, our regulatory authorities as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. See notes 2 and 4 of the notes to the financial statements included in this annual report.

      Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed continually as regulatory and business factors change. See note 11 of the notes to the financial statements in this annual report.

Operating Strategy

      Our mission is to operate and grow a profitable community-oriented financial institution serving primarily retail customers and small businesses in our market area. To achieve this, we plan to continue our strategy of:

      1. operating as an independent community-oriented financial institution;

      2.    expanding our branch network and upgrading our existing branches;

      3. pursuing opportunities to increase and diversify lending in our market area;

      4. applying conservative underwriting practices to maintain the high quality of our loan portfolio;

      5.    managing our net interest margin and interest rate risk;

      6.    increasing core deposits; and

      7.    increasing noninterest income.

      Operating as an independent community-oriented financial institution

      We have a long tradition of focusing on the needs of consumers and small sized businesses in our community and being an active corporate citizen. Unlike some large banks, our decisions are made locally, we have many long time employees, and customers have access to senior management. In recent years, we have upgraded our computer systems and expanded our customer service initiatives. In addition to standard conveniences such as ATMs, we offer extended hours, Internet banking, bill payment, and a "voice response" inquiry phone line. We deliver personalized service and respond with flexibility to customer needs. We believe our community orientation is attractive to our customers and distinguishes us from the large regional banks that operate in our market area and we intend to maintain this focus as we grow. In addition, in connection with our reorganization we established the Naugatuck Valley Savings and Loan Foundation as a means of enhancing our long-standing commitment to our local communities. The foundation was funded with our common stock and makes grants and donations to non-profit and community groups and projects.

      Expanding our branch network and upgrading our existing branches

      In 2000, our branch network consisted of three locations. At that time, we recognized an opportunity to prudently expand to the south of our main office in Naugatuck. As a result of bank mergers over time, a number of communities ceased to enjoy the services of community banking on both a personal and small business level. In an effort to bring community banking back to the Greater Naugatuck Valley, and in order to take advantage of the expansion of commuting patterns in southwest Connecticut, we expanded our branch network through de novo branching. In 2001 and 2003, we opened two new branches in Shelton and Derby, Connecticut, respectively. These branches helped us to increase our low-cost core deposit base. Additionally, our lending programs have benefited from our presence in Shelton. An additional branch in Seymour, Connecticut opened in January 2005. We intend to continue to expand by opening a branch in Southbury, Connecticut, which we expect to open in the first quarter of 2006. In addition to branching, we have focused on upgrading existing facilities. In 2001, we moved our Naugatuck (New Haven Road) branch to a larger building, and we have leased and acquired properties to be used to relocate our Shelton branch and to improve access to our Beacon Falls branch in 2005. We intend to continue to pursue opportunities to upgrade our current branch facilities and to pursue expansion in the Greater Naugatuck Valley in future years through de novo branching and branch acquisitions, and we also may consider exploring expansion opportunities in surrounding counties. Although we do not expect our branch expansion plans to have a material impact on our cash flows, we cannot assure you that this strategy will be accretive to our earnings.

      Pursuing opportunities to increase and diversify lending in our market area

      Our loan portfolio has increased $58.0 million, or 39.7%, since December 31, 2000. In particular, since December 31, 2000, our commercial real estate, commercial business and construction loan portfolio has increased $37.2 million, or 471.4%, and at December 31, 2004 was 22.1% of our total loan portfolio. During this period, we have increased our presence in our market area by expanding our branch network and have taken advantage of the significant growth in both residential and commercial real estate development in parts of our market area. We expect to continue to expand all of our lending activities and, in particular, intend to continue to pursue lending relationships associated with commercial real estate and construction lending opportunities. Commercial real estate and construction loans generally expose a lender to greater risk of non-payment and loss than one- to four-family loans. We plan to hire additional lending personnel to assist us with this expansion.

      Applying conservative underwriting practices to maintain the quality of our loan portfolio

      High asset quality is a key to long-term financial success. We have sought to grow and diversify our loan portfolio, while maintaining a high level of asset quality and moderate credit risk, using underwriting standards which we believe are conservative and diligent monitoring and collection efforts. At December 31, 2004, our nonperforming loans (loans which are 90 or more days delinquent) were 0.29% of our total loan portfolio and 0.22% of our total assets.

      Managing our net interest margin and interest rate risk

      We intend to continue to maximize our net interest margin through the aggressive pursuit of high quality loans in our market area. We will continue to strive to increase consumer and commercial loans in order to increase our net interest margin. Our investment portfolio has been deployed primarily into variable rate instruments or instruments with relatively short maturities with the goal of managing interest rate risk. Commercial and consumer loans generally expose a lender to greater risk of non-payment and loss than one- to four-family loans.

      Increasing core deposits

      Retail deposits are our primary source of funds for investing and lending. We have been successful in increasing our core deposits, which include checking accounts and all other deposit account types except certificate accounts. Core deposits are generally lower cost to us than certificate accounts, and they are generally less sensitive to withdrawal when interest rates fluctuate. At December 31, 2002, core deposits represented 48.5% of deposits and, at December 31, 2004, this percentage had increased to 58.0%. By offering a variety of deposit products and providing exceptional customer service, we seek to attract and maintain deposits. Additionally, we believe that our expanding branch network has and will contribute to increasing core deposits.

      Increasing noninterest income

      Our profits rely heavily on the spread between the interest earned on loans and investments and interest paid on deposits and borrowings. In order to decrease our reliance on interest rate spread income, we have pursued initiatives to increase noninterest income. During the third quarter of 2003, we began offering investment advisory services through a third party registered broker-dealer and purchased key executive life insurance policies, from which we derive income. These new initiatives accounted for 27.3% of noninterest income during the year ended December 31, 2004. We intend to continue to pursue initiatives to increase noninterest income.

Balance Sheet

      Loans. Our primary lending activity is the origination of loans secured by real estate primarily located in our market area. We originate real estate loans secured by one- to four-family residential homes and, to a much lesser but growing extent, we originate multi-family and commercial real estate and construction loans. At December 31, 2004, real estate loans totaled $174.8 million, or 84.0% of total loans compared to $159.7 million, or 86.3% of total loans at December 31, 2003 and $149.3 million, or 88.0% of total loans at December 31, 2002. Real estate loans have increased since December 31, 2001 due to historically low interest rates, our expanding branch network and significant growth in both residential and commercial real estate development, which we believe is attributable to the availability of lower cost land and expansion of commuting patterns in southwest Connecticut.

      The largest segment of our real estate loans is one- to four-family residential loans. At December 31, 2004, these loans totaled $134.8 million and represented 77.1% of real estate loans and 64.8% of total loans compared to $131.4 million, which represented 82.2% of real estate loans and 71.0% of total loans, at December 31, 2003. One- to four-family residential loans increased $3.4 million, or 2.6%, from December 31, 2003 to December 31, 2004 and decreased $781,000, or 0.6%, from December 31, 2002 to December 31, 2003, reflecting a large volume of loan originations offset by loan repayments and sales of fixed-rate residential loans. In periods of low and falling interest rates, loan demand increases, but repayments of loans also increase as borrowers refinance in order to benefit from lower available interest rates.

      Multi-family and commercial real estate loans is the second largest segment of our real estate loan portfolio. This portfolio was $22.6 million and represented 12.9% of real estate loans and 10.8% of total loans at December 31, 2004 compared to $14.3 million, which represented 8.9% of real estate loans and 7.7% of total loans, at December 31, 2003. Multi-family and commercial real estate loans increased $8.3 million, or 58.1%, for the year ended December 31, 2004 and $4.0 million, or 38.8%, in the year ended December 31, 2003 due to significant new development within parts of our market area and increased market share.

      We also originate construction loans secured by residential and commercial real estate. This portfolio was $17.5 million and represented 10.0% of real estate loans and 8.4% of total loans at December 31, 2004 compared to $14.1 million, which represented 8.8% of real estate loans and 7.6% of total loans at December 31, 2003. Construction loans increased $3.4 million, or 24.1%, for the year ended December 31, 2004 and $7.2 million, or 104.6%, in the year ended December 31, 2003 primarily due to significant new development within parts of our market area and increased market share.

      We originate commercial business loans secured by business assets other than real estate, such as business equipment, inventory and accounts receivable and letters of credit. Commercial business loans totaled $5.0 million, and represented 2.4% of total loans at December 31, 2004 and compared to $4.2 million, representing 2.3% of total loans, at December 31, 2003.

      We also originate a variety of consumer loans, including second mortgage loans, home equity lines of credit, loans secured by savings accounts and automobiles. Consumer loans totaled $28.3 million and represented 13.6% of total loans at December 31, 2004 compared to $21.1 million, which represented 11.4% of total loans at December 31, 2003. The $7.3 million, or 34.4%, increase for the year ended December 31, 2004 and the $2.4 million, or 12.6%, increase for the 2003 fiscal year was due to targeted increased marketing activities and competitive pricing on our home equity products.

      The following table sets forth the composition of our loan portfolio at the dates indicated.

                                                                       At December 31,
                                   ---------------------------------------------------------------------------------------
                                            2004                 2003                  2002                  2001
                                   ---------------------------------------------------------------------------------------
                                      Amount    Percent    Amount     Percent    Amount     Percent    Amount     Percent
                                      ------    -------    ------     -------    ------     -------    ------     -------
                                                                       (Dollars in thousands)
Real estate loans:
   One- to four-family ...........   $134,785    64.75%   $131,353     70.98%   $132,134     77.85%   $126,482     78.07%
   Construction ..................     17,486     8.40      14,094      7.62       6,888      4.06       6,526      4.03
   Multi-family and commercial
      real estate ................     22,559    10.84      14,273      7.71      10,285      6.06       7,172      4.43
                                     --------   ------    --------    ------    --------    ------    --------    ------
         Total real estate loans .    174,830    83.99     159,720     86.31     149,307     87.97     140,180     86.52
                                     --------   ------    --------    ------    --------    ------    --------    ------
Commercial business loans ........      4,989     2.40       4,240      2.29       1,693      1.00         875      0.54
Consumer loans:
   Savings accounts ..............        679     0.33         592      0.32         519      0.31         738      0.46
   Personal ......................        217     0.10         139      0.08         153      0.09         116      0.07
   Automobile ....................         98     0.05         143      0.08         181      0.11         291      0.18
   Home equity ...................     27,342    13.13      20,212     10.92      17,873     10.53      19,815     12.23
                                     --------   ------    --------    ------    --------    ------    --------    ------
         Total consumer loans ....     28,336    13.61      21,086     11.40      18,726     11.03      20,960     12.94
                                     --------   ------    --------    ------    --------    ------    --------    ------
           Total loans ...........    208,155   100.00%    185,046    100.00%    169,726    100.00%    162,015    100.00%
                                                ======                ======                ======                ======

Less:
   Allowance for loan losses .....      1,829                1,810                 1,994                 1,856
   Undisbursed construction loans.      2,094                2,519                 1,168                 1,071
   Deferred loan origination fees.        412                  339                   518                   632
                                     --------             --------              --------              --------
           Loans receivable, net..   $203,820             $180,378              $166,046              $158,456
                                     ========             ========              ========              ========
                                     At December 31,
                                   ------------------
                                          2000
                                   ------------------
                                     Amount   Percent
                                     ------   -------

Real estate loans:
   One- to four-family ...........  $123,170   82.41%
   Construction ..................     4,762    3.19
   Multi-family and commercial
      real estate ................     2,599    1.74
                                    --------  ------
         Total real estate loans .   130,531   87.34
                                    --------  ------
Commercial business loans ........       520    0.35
Consumer loans:
   Savings accounts ..............       596    0.40
   Personal ......................       126    0.08
   Automobile ....................       508    0.34
   Home equity ...................    17,170   11.49
                                    --------  ------
         Total consumer loans ....    18,400   12.31
                                    --------  ------
           Total loans ...........   149,451  100.00%
                                              ======

Less:
   Allowance for loan losses .....     1,749
   Undisbursed construction loans.     1,260
   Deferred loan origination fees.       611
                                    --------
           Loans receivable, net..  $145,831
                                    ========

      The following table sets forth certain information at December 31, 2004 regarding the dollar amount of loans repricing or maturing during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated maturity are reported as due in one year or less.

                                                             At December 31, 2004
                                           ---------------------------------------------------------
                                                            Commercial
                                             Real Estate     Business       Consumer      Total
                                                Loans          Loans         Loans        Loans
                                           --------------  -------------- -----------  -------------
                                                                (In thousands)
   One year or less......................    $  34,743          $3,210        $16,031   $   53,984
   More than one year to five years......       17,152           1,281          1,305       19,738
   More than five years..................      122,935             498         11,000      134,433
                                              --------          ------        -------     --------
      Total..............................     $174,830          $4,989        $28,336     $208,155
                                              ========          ======        =======     ========

      The following table sets forth the dollar amount of all loans at December 31, 2004 that are due after December 31, 2005 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude applicable loans in process, nonperforming loans and deferred loan fees, net.

                                                                        Floating or
                                                    Fixed-Rates       Adjustable-Rates          Total
                                                   --------------    -------------------    --------------
                                                                        (In thousands)
        Real estate loans:
           One- to four-family....................    $105,159           $14,563               $119,722
           Construction...........................       5,155             1,392                  6,547
           Multi-family and commercial............       2,027            11,850                 13,877
        Commercial business loans.................       1,307               472                  1,779
        Consumer loans............................      12,173               133                 12,306
                                                      --------           -------               --------
              Total...............................    $125,821           $28,410               $154,231
                                                      ========           =======               ========

      The following table shows loan origination activity during the periods indicated.

                                                         Year Ended December 31,
                                                  ---------------------------------------
                                                      2004         2003          2002
                                                  -----------  -------------  -----------
                                                              (In thousands)
Total loans at beginning of period...............    $185,046     $169,726     $162,015
Loans originated:
   Real estate loans:
      One- to four-family........................      30,002       64,689       41,395
      Construction...............................      20,598       13,489        7,844
      Multi-family and commercial................      10,865        5,365        3,823
   Commercial business loans.....................       3,962        3,196          976
   Consumer loans................................      18,416       14,307       10,255
                                                     --------     --------     --------
         Total loans originated..................      83,843      101,046       64,293
Loans purchased..................................          --           --           --
Deduct:
   Real estate loan principal repayments.........     (44,622)     (67,857)     (35,560)
   Loan sales....................................      (1,927)      (8,851)      (6,971)
   Other repayments..............................     (14,185)      (9,018)     (14,051)
                                                     --------     --------     --------
Net loan activity................................      23,109       15,320        7,711
                                                     --------     --------     --------
Total loans at end of period.....................    $208,155     $185,046     $169,726
                                                     ========     ========     ========

      Allowance for Loan Losses and Asset Quality. The allowance for loan losses is a valuation allowance for the probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are needed a provision for loan losses is charged against earnings. The recommendations for increases or decreases to the allowance are presented by management to the Board of Directors.

      The allowance for loan losses is established to recognize the inherent losses associated with lending activities. Loss and risk factors are based on our historical loss experience and industry averages and may be adjusted for significant factors that in management's judgment affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending area, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, and bank regulatory examination results.

      Our methodology for assessing the appropriateness of the allowance for loan losses consists of the following procedures. The loan portfolio is segregated first between passed and classified assets.

      Passed Assets. Our assets designated as pass or bankable with care by our internal classification system are aggregated by loan category and an allowance percentage is assigned based on estimated inherent losses associated with each type of lending. Our passed and bankable with care assets are loans for which the borrower is established and represents a reasonable credit risk.

      Classified Assets. Our assets classified as special mention, substandard or doubtful (all regulatory classifications for problem assets) by our internal classification system are individually evaluated by management and an allowance percentage, increasing as the probability of loss increases, is assigned to each classified asset based on the collateral value and loan balance. The level of the allowance percentage is further dependent on whether the loan is secured by real estate, secured by assets other than real estate or unsecured. Loans classified as loss are charged off and, if the loan is secured by real estate collateral, the real estate is transferred to foreclosed real estate.

      The loss factors which are presently used to determine the reserve level were updated in 2003 based on various risk factors such as type of loan, collateral and loss history. These factors are subject to ongoing evaluation to ensure their relevance in the current economic environment.

      When we determine that a loan is troubled and where, based on current information and events, it is probable that we will not be able to collect all amounts due, we classify as loss any excess of the recorded investment in the loan over its fair market value less the estimated cost to sell the asset, and we classify as substandard the remainder.

      We identify loans which may require charge off as a loss by reviewing all delinquent loans, significant credits, loans classified as substandard, doubtful, loss, or special mention by our internal classification system, and other loans that management may have concerns about collectibility, such as loans to a specific industry. For individually reviewed loans, a borrower's inability to service a credit according to the contractual terms based on the borrower's cash flow and or a shortfall in collateral value would result in the recording of a charge off of the loan or the portion of the loan that was impaired.

      We retain a general loan loss allowance which has not been allocated to particular problem assets or loan categories. This unallocated portion of our allowance is determined based on our historical loss experience, delinquency trends, and management's evaluation of the loan portfolio and may be adjusted for significant factors that in management's judgment affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. These factors are reviewed regularly to ensure their relevance in the prevailing business environment.

      Our banking regulators, as an integral part of their examination process, periodically review our allowance for loan losses. The examinations may require us to make additional provisions for loan losses based on judgments different from ours. In addition, we engage an independent consultant to review our commercial loan portfolio and make recommendations based on their review as to the classification of specific credits in the portfolio.

      The following table sets forth the breakdown of the allowance for loan losses based on the components of our allowance at the dates indicated.

                                        At December 31, 2004          At December 31, 2003
                                      -------------------------    --------------------------
Passed Asset.....................             $1,343                        $1,152
Classified Assets................                389                           406
Unallocated......................                 97                           252
                                              ------                        ------
Total.......................                  $1,829                        $1,810
                                              ======                        ======

      At December 31, 2004, our allowance for loan losses represented 0.89% of total gross loans and 306.88% of nonperforming loans. The allowance for loan losses increased $19,000 from December 31, 2003 to December 31, 2004. The increase in the allowance was the result of net recoveries.

      At December 31, 2003, our allowance for loan losses represented 0.99% of total gross loans and 199.78% of nonperforming loans. The allowance for loan losses decreased from $2.0 million at December 31, 2002 to $1.8 million at December 31, 2003 due to charge-offs of $265,000 offset by a provision for loan losses of $45,000 that reflected decreased delinquencies and nonperforming loans. The increase in charge-offs was primarily due to a one time charge, required by the Federal Deposit Insurance Corporation, to write down to market value loans for which we had previously established specific reserves.

      Total non-performing loans decreased during the year ended December 31, 2004 due to improved economic conditions, improved asset quality and the completion and sale of a number of foreclosures during 2004. There were no additions to the provision for loan losses made during 2004.

      Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because further events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

      Summary of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to current income.

                                                        Year Ended December 31,
                                          --------------------------------------------------
                                           2004       2003       2002       2001       2000
                                           ----       ----       ----       ----       ----
                                                          (Dollars in thousands)
Allowance at beginning of period ......   $ 1,810     $1,994    $1,856    $ 1,749     $1,935
                                          -------     ------    ------    -------     ------
Provision for loan losses .............        --         45       231         80         72
Less:  Charge offs:
   Real estate loans ..................        --        265       112         28        280
   Commercial business loans ..........        51         --        --         --         --
   Consumer loans .....................         5          2         5          3          1
                                          -------     ------    ------    -------     ------
      Total charge-offs ...............        56        267       117         31        281
                                          -------     ------    ------    -------     ------

Plus:  Recoveries:
   Real estate loans ..................        43         38        23         57         23
   Commercial business loans ..........        --         --        --         --         --
   Consumer loans .....................        32         --         1          1         --
                                          -------     ------    ------    -------     ------
      Total recoveries ................        75         38        24         58         23
                                          -------     ------    ------    -------     ------
Net charge-offs (recoveries) ..........       (19)       229        93        (27)       258
                                          -------     ------    ------    -------     ------
   Allowance at end of period .........   $ 1,829     $1,810    $1,994    $ 1,856     $1,749
                                          =======     ======    ======    =======     ======

Allowance to nonperforming loans ......    306.88%    199.78%   162.91%    144.66%    171.14%
Allowance to total loans outstanding
   at the end of the period ...........      0.89%      0.99%     1.19%      1.16%      1.18%
Net charge-offs (recoveries) to average
   loans outstanding during the period      (0.01)%     0.13%     0.05%     (0.02)%     0.18%

      The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

                                                                         At December 31,
                                ----------------------------------------------------------------------------------------------------
                                             2004                              2003                              2002
                                ------------------------------    --------------------------------  --------------------------------
                                                        % of                                % of                             % of
                                            % of      Loans in                 % of       Loans in               % of      Loans in
                                          Allowance   Category               Allowance    Category             Allowance   Category
                                          to Total    to Total               to Total     to Total             to Total    to Total
                                 Amount   Allowance     Loans      Amount    Allowance      Loans    Amount    Allowance     Loans
                                -------   ---------   --------    --------  ----------   ---------  --------  -----------  ---------
                                                                    (Dollars in thousands)
One- to four-family ..........  $   864       47.25%    64.75%     $   927      51.22%     70.98%   $ 1,566       78.54%     77.85%
Construction .................      142        7.76      8.40          185      10.22       7.62        100        5.02       4.06
Multi-family and commercial
  real estate ................      374       20.45     10.84          321      17.73       7.71        148        7.42       6.06
Commercial business ..........       50        2.73      2.40           92       5.08       2.29         59        2.96       1.00
Consumer loans ...............      302       16.51     13.61          232      12.82      11.40         78        3.91      11.03
Unallocated ..................       97        5.30        --           53       2.93         --         43        2.16         --
                                -------   ---------   -------      -------    -------    -------    -------     -------    -------
      Total allowance for
        loan losses ..........  $ 1,829      100.00%   100.00%     $ 1,810     100.00%    100.00%   $ 1,994      100.00%    100.00%
                                =======   =========   =======      =======    =======    =======    =======     =======    =======

                                                                       At December 31,
                                          ------------------------------------------------------------------------
                                                        2001                                  2000
                                          ----------------------------------    ----------------------------------
                                                                     % of                                  % of
                                                        % of       Loans in                   % of       Loans in
                                                      Allowance    Category                 Allowance    Category
                                                      to Total     to Total                 to Total     to Total
                                           Amount     Allowance      Loans       Amount     Allowance      Loans
                                          ---------   ---------    ---------    ---------   ---------    ---------
                                                                   (Dollars in thousands)
One- to four-family ...................   $   1,633       87.98%       78.07%   $   1,586       90.68%       82.41%
Construction ..........................          44        2.37         4.03           15        0.86         3.19
Multi-family and commercial real estate          37        1.99         4.43           14        0.80         1.74
Commercial business ...................           4        0.22         0.54            3        0.17         0.35
Consumer loans ........................          83        4.47        12.93           62        3.54        12.31
Unallocated ...........................          55        2.96           --           69        3.95           --
                                          ---------   ---------    ---------    ---------   ---------    ---------
      Total allowance for loan losses .   $   1,856      100.00%      100.00%   $   1,749      100.00%      100.00%
                                          =========   =========    =========    =========   =========    =========

      Nonperforming and Classified Assets. When a loan becomes 90 days delinquent, the loan is placed on nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and the loan is placed on a cash basis. Payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

      We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed real estate until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property are charged against income.

      Nonperforming assets totaled $664,000, or 0.25% of total assets, at December 31, 2004, which was a decrease of $450,000, or 40.4%, from December 31, 2003. Nonaccrual loans accounted for 89.8% of the total nonperforming assets at December 31, 2004. At December 31, 2004, $74,000 of the allowance for loan losses was related to nonaccrual real estate loans.

      Nonperforming assets totaled $1.1 million, or 0.5% of total assets, at December 31, 2003, which was a decrease of $218,000, or 16.4%, from $1.3 million, or 0.6% of total assets, at December 31, 2002. Nonaccrual loans accounted for 81.3% of the total nonperforming assets at December 31, 2003 and 91.8% of nonperforming assets at December 31, 2002. At December 31, 2003, $98,000 of the allowance for loan losses was related to nonaccrual real estate loans. At December 31, 2002, $294,000 of the allowance for loan losses was related to nonaccrual real estate loans.

      Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider one- to four-family mortgage loans and consumer loans to be homogeneous and only evaluate them for impairment separately when they are delinquent or classified. Other loans are evaluated for impairment on an individual basis. At December 31, 2004, no loans were considered impaired.

      The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings or any accruing loans past due 90 days or more at the dates presented.

                                                           At December 31,
                                             -------------------------------------------
                                             2004     2003      2002      2001      2000
                                             ----     ----      ----      ----      ----
                                                         (Dollars in thousands)
Nonaccrual loans:
  One- to four-family ....................   $474    $  500    $1,041    $1,217    $  985
  Multi-family and commercial real
     estate ..............................    119       315       117        --        --
  Commercial business ....................      3        15        --        --        --
  Consumer ...............................     --        76        66        66        37
                                             ----    ------    ------    ------    ------
         Total ...........................    596       906     1,224     1,283     1,022

Foreclosed real estate ...................     68       208       108       160       136
                                             ----    ------    ------    ------    ------

Total nonperforming assets ...............   $664    $1,114    $1,332    $1,443    $1,158
                                             ====    ======    ======    ======    ======

Total nonperforming loans to total loans .   0.29%     0.50%     0.73%     0.80%     0.69%

Total nonperforming loans to total assets    0.22%     0.37%     0.54%     0.64%     0.58%

Total nonperforming assets to total assets   0.25%     0.46%     0.58%     0.72%     0.65%

      Other than disclosed above, there are no other loans at December 31, 2004 that we have serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

      Interest income that would have been recorded for the years ended December 31, 2004 and December 31, 2003 had nonaccruing loans been current according to their original terms amounted to $44,600 and $50,100, respectively. Income related to nonaccrual loans included in interest income for the years ended December 31, 2004 and December 31, 2003 amounted to $20,000 and $32,600, respectively.

      Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful, we must establish a general allowance for loan losses. If we classify an asset as loss, we must charge off such amount.

      The following table shows the aggregate amounts of our classified assets at the dates indicated.

                                                        At December 31,
                                                  --------------------------
                                                   2004                2003
                                                  ------              ------
                                                        (In thousands)

Special mention assets...................         $3,022              $1,020
Substandard assets ......................          2,058               2,745
Doubtful assets..........................             --                  23
Loss assets..............................             --                  --
                                                  ------              ------
   Total classified assets...............         $5,080              $3,788
                                                  ======              ======

      Special mention assets at December 31, 2004 and December 31, 2003 did not include any nonaccrual loans. Substandard assets at December 31, 2004 and December 31, 2003 included nonaccrual loans of $581,000 and $883,000, respectively. All doubtful assets at December 31, 2004 and December 31, 2003 were nonaccrual loans and all loss assets at December 31, 2004 were nonaccrual loans.

      Delinquencies. The following table provides information about delinquencies in our loan portfolios at the dates indicated.

                                                             At December 31,
                                     ---------------------------------------------------------------
                                             2004                  2003                  2002
                                     -------------------   --------------------  -------------------
                                      30-59      60-89      30-59       60-89     30-59      60-89
                                       Days       Days       Days        Days      Days       Days
                                     Past Due   Past Due   Past Due    Past Due  Past Due   Past Due
                                     --------   --------   --------    --------  --------   --------

One- to four-family.................   $2,017     $581    $   999        $670    $   931       $715
Multi-family and commercial
  real estate.......................      510      150        272          62         --         --
Commercial business.................       64       15         20          --         --         --
Consumer loans......................      135       12         61          75        138         40
                                       ------     ----    -------        ----    -------       ----
    Total...........................   $2,726     $758    $ 1,352        $807    $ 1,069       $755
                                       ======     ====    =======        ====    =======       ====

      Securities. Our securities portfolio consists primarily of U.S. Government and agency obligations as well as mortgage-backed securities and collateralized mortgage obligations with maturities of 30 years or less. Securities decreased by $2.5 million in the year ended December 31, 2004 primarily due to the sale of $9.3 million of securities with a weighted average rate of 3.56%. This was partially offset by the purchase of new securities using proceeds from the stock offering. Securities increased by $4.8 million during 2003 as a result of funds generated due to deposit inflows exceeding loan demand and due to the sale of fixed-rate mortgages. All of our mortgage-backed securities and collateralized mortgage obligations were issued either by Ginnie Mae, Fannie Mae or Freddie Mac. In addition, our securities portfolio includes interest-bearing balances (certificates of deposits) at other institutions. The interest-bearing balances are all held-to-maturity and all mature within five years.

      The following table sets forth the amortized costs and fair values of our securities portfolio at the dates indicated.

                                                                  At December 31,
                                           ---------------------------------------------------------------
                                                   2004                 2003                 2002
                                           --------------------  -------------------  --------------------
                                           Amortized    Fair     Amortized    Fair    Amortized    Fair
                                              Cost      Value       Cost      Value      Cost      Value
                                           ---------  ---------  ---------  --------  ---------  ---------
Available-for-sale securities:
   U.S. Government and agency obligations.   $15,072    $15,210   $22,861    $23,356   $19,912    $20,876
   Mortgage-backed securities.............    12,249     12,092     7,865      7,748     2,482      2,512
   Collateralized mortgage obligations....     3,812      3,794     6,031      6,062     9,044      9,124

Held-to-maturity securities:
   U.S. Government and agency obligations.       703        708       706        722       699        730
   Interest-bearing balances..............     4,465      4,465       855        855       665        665
   Collateralized mortgage obligations....        --         --        --         --        --         --
                                             -------    -------   -------    -------   -------    -------

         Total............................   $36,301    $36,269   $38,318    $38,743   $32,802    $33,907
                                             =======    =======   =======    =======   =======    =======

      At December 31, 2004, we did not own any securities, other than U.S. Government and agency securities, that had an aggregate book value in excess of 10% of our total capital at that date.

      The following table sets forth the maturities and weighted average yields of securities at December 31, 2004. Certain mortgage-backed securities and collateralized mortgage obligations have adjustable interest rates and reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. At December 31, 2004, mortgage-backed securities and collateralized mortgage obligations with adjustable rates totaled $13.5 million.

                                                                            More than                More than
                                                   Less Than               One Year to             Five Years to
                                                    One Year                Five Years                Ten Years
                                              ---------------------    ---------------------    ---------------------
                                                          Weighted                 Weighted                 Weighted
                                              Carrying     Average     Carrying     Average     Carrying     Average
                                                Value       Yield        Value       Yield        Value       Yield
                                              ---------   ---------    ---------   ---------    ---------   ---------
                                                                       (Dollars in thousands)
Available-for-sale securities:
   U.S. Government and agency
      obligations .........................   $   3,277        5.35%   $  10,952        4.05%   $     981        5.25%
   Mortgage-backed securities .............          --          --           --          --        2,270        3.59
   Collateralized mortgage
     obligations ..........................          --          --           --          --           --          --
                                              ---------                ---------                ---------
        Total available-for-sale securities       3,277        5.35       10,952        4.05        3,251        4.16
                                              ---------                ---------                ---------
Held-to-maturity securities:
   U.S. Government and agency
      obligations .........................         151        1.80          552        3.95           --          --
   Interest-bearing balances ..............         760        1.94        3,705        2.64           --          --
                                              ---------                ---------                ---------
        Total held-to-maturity securities .         911        1.92        4,257        2.81           --          --
                                              ---------                ---------                ---------
        Total .............................   $   4,188        4.60%   $  15,209        3.70%   $   3,251        4.16%
                                              =========                =========                =========

                                                    More than
                                                    Ten Years                  Total
                                              ---------------------    ---------------------
                                                          Weighted                 Weighted
                                              Carrying     Average     Carrying     Average
                                                Value       Yield        Value       Yield
                                              ---------   ---------    ---------   ---------
                                                          (Dollars in thousands)
Available-for-sale securities:
   U.S. Government and agency
      obligations .........................   $      --          --%   $  15,210        4.41%
   Mortgage-backed securities .............       9,822        4.19       12,092        4.10
   Collateralized mortgage
     obligations ..........................       3,794        3.56        3,794        3.56
                                              ---------                ---------
        Total available-for-sale securities      13,616        4.01       31,096        4.18
                                              ---------                ---------
Held-to-maturity securities:
   U.S. Government and agency
      obligations .........................          --          --          703        3.49
   Interest-bearing balances ..............          --          --        4,465        2.52
                                              ---------                ---------
        Total held-to-maturity securities .          --          --        5,168        2.65
                                              ---------                ---------
        Total .............................   $  13,616        4.01%   $  36,264        3.96%
                                              =========                =========

      Bank Owned Life Insurance. During 2003, we purchased life insurance policies on certain key executives. We record bank owned life insurance as an asset at the lower of its cash surrender value or the amount that can be realized.

      Deposits. Our primary source of funds are retail deposit accounts held primarily by individuals and businesses within our market area. The deposit base is comprised of certificate accounts, regular savings accounts, checking and NOW accounts and money market savings accounts. At December 31, 2004, we had no brokered deposits. Total deposits increased $9.9 million or 5.4% in the year ended December 31, 2004. During that time period, certificate accounts decreased 5.8%, regular savings accounts increased by 9.3%, checking and NOW accounts increased by 13.1% and money market deposit accounts increased by 28.2%. These increases in our deposit accounts, primarily core deposit accounts, are primarily due to sales efforts throughout our branch system, advertising and competitive interest rates.

      The following table sets forth the balances of our deposit products at the date indicated.

                                                                  At December 31,
                                                        ----------------------------------
                                                          2004         2003          2002
                                                        --------    ---------     --------
                                                                 (In thousands)
      Certificate accounts..........................    $ 81,200     $ 86,192     $ 89,283
      Regular savings accounts......................      43,941       40,185       36,835
      Checking and NOW accounts.....................      37,003       32,723       28,346
      Money market savings accounts.................      31,222       24,355       18,767
                                                        --------     --------     --------
            Total...................................    $193,366     $183,455     $173,231
                                                        ========     ========     ========

      The following table indicates the amount of jumbo certificate accounts by time remaining until maturity at December 31, 2004. Jumbo certificate accounts require minimum deposits of $100,000.

                                                           Certificate
           Maturity Period                                   Accounts
           -------------------                          -------------------
                                                          (In thousands)

           Three months or less .....................         $ 2,229
           Over three through six months.............           2,518
           Over six through twelve months............           4,013
           Over twelve months........................           7,884
                                                              -------
                Total................................         $16,644
                                                              =======

      The following table sets forth the certificate accounts classified by rates at the dates indicated.

                                                   At December 31,
                                        --------------------------------------
                                         2004              2003          2002
                                        -------          -------       -------
                                                  (In thousands)
       0.00 - 0.99%................     $13,094          $15,170       $    --
       1.00 - 1.99.................      31,371           34,215        25,103
       2.00 - 2.99.................      14,704           14,026        28,029
       3.00 - 3.99.................      14,228           12,953        10,705
       4.00 - 4.99.................       6,884            8,546        15,749
       5.00 - 5.99.................         919            1,282         4,830
       6.00 - 6.99.................          --               --         4,867
                                        -------          -------       -------
            Total..................     $81,200          $86,192       $89,283
                                        =======          =======       =======

      The following table sets forth the amount and maturities of certificate accounts at December 31, 2004.

                                                      Amount Due
                         -----------------------------------------------------------------------
                                                                                                                Percent of
                           Less       More Than       More Than       More Than                                    Total
                           Than      One Year to      Two Years       Three to        More Than                 Certificate
                         One Year     Two Years     to Three Years   Four Years      Four Years      Total       Accounts
                         --------    ------------   --------------   -----------     -----------    --------   -------------
                                                               (Dollars in thousands)
0.00 - 0.99% .........   $ 13,027      $     67        $    --         $    --         $    --      $ 13,094         16.13%
1.00 - 1.99 ..........     27,634         3,507            230              --              --        31,371         38.63
2.00 - 2.99 ..........      4,812         7,474          1,443             975              --        14,704         18.11
3.00 - 3.99 ..........      1,908           300          1,883           6,837           3,300        14,228         17.52
4.00 - 4.99 ..........      1,079         1,893          3,251             579              82         6,884          8.48
5.00 - 5.99 ..........        919            --             --              --              --           919          1.13
                         --------      --------        -------         -------         -------      --------       -------
     Total ...........   $ 49,379      $ 13,241        $ 6,807         $ 8,391         $ 3,382      $ 81,200        100.00%
                         ========      ========        =======         =======         =======      ========       =======

      The following table sets forth the savings activity for the periods indicated.

                                                    Year Ended December 31,
                                              ----------------------------------

                                                2004         2003         2002
                                              --------     --------     --------
                                                       (In thousands)

Beginning balance .......................     $183,455     $173,231     $156,662
Increase before interest credited .......        7,654        7,376       12,655
Interest credited .......................        2,257        2,848        3,914
                                              --------     --------     --------
Net increase in savings deposits ........        9,911       10,224       16,569
                                              --------     --------     --------
Ending balance ..........................     $193,366     $183,455     $173,231
                                              ========     ========     ========

      Borrowings. We borrow funds from the Federal Home Loan Bank of Boston during periods of low liquidity to match fund increases in our fixed-rate mortgage portfolio and to provide long-term fixed-rate funding with the goal of decreasing our exposure to an increase in interest rates. In addition, we occasionally borrow short-term from correspondent banks to cover temporary cash needs. At December 31, 2004, we had the ability to borrow a total of $2.0 million from a correspondent bank, none of which was borrowed at such date.

      The following table presents certain information regarding our Federal Home Loan Bank advances during the periods and at the dates indicated.

                                                     Year Ended December 31,
                                                -------------------------------
                                                  2004        2003        2002
                                                -------     -------     -------
                                                     (Dollars in thousands)

Maximum amount of advances outstanding
   at any month end during the period ......    $34,643     $34,990     $31,119
Average advances outstanding
   during the period .......................     27,379      27,765      24,376
Weighted average interest rate
   during the period .......................       4.59%       5.02%       5.68%
Balance outstanding at end of period .......    $15,826     $34,990     $31,119
Weighted average interest rate
   at end of period ........................       4.42%       4.37%       4.65%

      Capital. Total capital increased by $30.4 million, or 143.4%, to $51.6 million at December 31, 2004 from $21.2 million at December 31, 2003. Total capital increased $1.4 million, or 6.9%, to $21.2 million at December 31, 2002 from $19.9 million at December 31, 2002. Our average equity to average assets ratio was 11.43% at December 31, 2004 compared to 9.02% at December 31, 2003 and 8.86% at December 31, 2002. Total capital has increased since December 31, 2002 primarily due to our net income in the 2002 and 2003 periods. The minority stock issuance was the primary reason for the increase in 2004, along with net income.

Comparison of Operating Results for the Years Ended December 31, 2004, 2003 and 2002

     Overview.

                                                                                  % Change    % Change
                                                 2004       2003       2002      2004/2003    2003/2002
                                                -------    -------    ------    -----------  -----------
                                                                (Dollars in thousands)
         Net income..........................   $   415    $1,806     $1,920      (77.02)%      (5.94)%
         Return on average assets............      0.16%     0.77%      0.91%     (79.22)      (15.38)
         Return on average equity............      1.41%     8.59%     10.23%     (83.59)      (16.03)

      2004 v. 2003. Net income decreased primarily due to an increase in noninterest expense. The increase in noninterest expense was primarily the result of a charitable contribution expense of $1.5 million to establish the Naugatuck Valley Savings and Loan Foundation and a prepayment fee of $498,000 paid to the Federal Home Loan Bank of Boston for the early payoff of $9.6 million in advances.

      2003 v. 2002. Net income decreased primarily due to an increase in noninterest expense, partially offset by an increase in net interest income and noninterest income. Noninterest expense increased primarily as a result of higher compensation, taxes and benefits expense.

      Net Interest Income.

      2004 v. 2003. Net interest income increased $751,000, or 8.9%, to $9.2 million for 2004. This increase in net interest income for 2004 can be attributed primarily to a lower cost of funds along with higher balances of interest earning assets.

      Interest and dividend income for 2004 was $12.7 million, compared to $12.6 million for 2003, an increase of $69,000, or 0.55%. This increase is attributable to an increase in average interest-earning assets of $19.2 million, or 8.8%, from $218.5 million in 2003 to $237.7 million in 2004, partially offset by a 44 basis point decrease in the average yield from 5.79% to 5.35%. The increase in the average balance was primarily in the loan portfolio.

      Interest expense for 2004 was $3.6 million compared to $4.2 million for 2003, a decrease of $682,000 or 16.1%. This decrease resulted from a 41 basis point decrease in the rates paid on interest-bearing liabilities to 1.60% in 2004 from 2.01% in 2003 due to a decline in market interest rates, partially offset by an increase in the average balance of interest-bearing liabilities of $11.5 million, or 5.5%, to $222.3 million in 2004 from $210.8 in 2003. The increase in the average interest-bearing liabilities was due to increases in regular savings, checking and money market savings accounts.

      2003 v. 2002. Net interest income increased $524,000, or 6.7%, to $8.4 million for 2003. The increase in net interest income for 2003 was primarily attributable to a higher volume of interest-earning assets and a decrease in the cost of funds.

      Total interest and dividend income for 2003 was $12.6 million, compared to $13.2 million for 2002, a decrease of $534,000, or 4.1%. Substantially all of the decrease in interest income resulted from a decrease in the average yield on interest-earning assets of 74 basis points from 6.53% to 5.79% due primarily to a decline in market interest rates. The effect of the lower rate environment on interest and dividend income was partially offset by an increase in average interest-earning assets of $16.6 million, or 8.2%, from $202.0 million in 2002 to $218.5 million in 2003. The increase in the average balance primarily occurred in investment securities.

      Interest expense for 2003 was $4.2 million compared to $5.3 million for 2002, a decrease of $1.1 million, or 20.0%. This decrease resulted from a 75 basis point decrease in the rate paid on interest-bearing liabilities to 2.01% in 2003 from 2.76% in 2002 due to a decline in market interest rates, partially offset by a 9.8% increase in the average balance of interest-bearing liabilities of $18.9 million to $210.8 million in 2003 from $191.9 million in 2002. The increase in the average interest-bearing liabilities was due to increases in regular savings, checking and money market savings accounts and in advances from the Federal Home Loan Bank.

      Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends, the total dollar amount of interest expense and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of daily balances and nonaccrual loans are included in average balances only. We did not hold any non-taxable investment securities during any of the periods presented in the table.

                                                             2004                                 2003
                                              ----------------------------------    ----------------------------------
                                                          Interest                              Interest
                                               Average       and        Yield/       Average       and        Yield/
                                               Balance    Dividends      Cost        Balance    Dividends      Cost
                                              ---------   ---------    ---------    ---------   ---------    ---------
                                                                       (Dollars in thousands)
Interest-earning assets:
 Loans ....................................   $ 190,713   $  11,240        5.89%    $ 171,796   $  11,052        6.43%
 Fed Funds sold ...........................      11,703         174        1.49         6,024          64        1.06
 Investment securities ....................      33,330       1,245        3.74        39,150       1,480        3.78
 Federal Home Loan Bank
   stock ..................................       1,950          54        2.77         1,562          48        3.07
                                              ---------   ---------                 ---------   ---------
     Total interest-earning assets ........     237,696      12,713        5.35       218,532      12,644        5.79
                                                          ---------                             ---------
Noninterest-earning assets ................      19,731                                14,534
                                              ---------                             ---------
     Total assets .........................   $ 257,427                             $ 233,066
                                              =========                             =========

Interest-bearing liabilities:
 Certificate accounts .....................   $  84,890   $   1,784        2.10     $  89,938   $   2,315        2.57
 Regular savings accounts .................      44,909         209        0.47        40,905         229        0.56
 Checking and NOW accounts ................      37,620          49        0.13        30,544          81        0.27
 Money market savings
   accounts ...............................      27,547         261        0.95        21,599         223        1.03
                                              ---------   ---------                 ---------   ---------
   Total interest-bearing deposits ........     194,966       2,303        1.18       182,986       2,848        1.56

FHLB advances .............................      27,379       1,256        4.59        27,765       1,393        5.02
   Total interest-bearing
liabilities ...............................     222,345       3,559        1.60       210,751       4,241        2.01
                                                          ---------                             ---------

Noninterest-bearing liabilities ...........       5,649                                 1,285
                                              ---------                             ---------
     Total liabilities ....................     227,994                               212,036
                                              ---------                             ---------

Capital ...................................      29,433                                21,030
                                              ---------                             ---------
 Total liabilities and capital ............   $ 257,427                             $ 233,066
                                              =========                             =========
 Net interest income ......................               $   9,154                             $   8,403
                                                          =========                             =========
 Interest rate spread .....................                                3.75%                                 3.77%
                                                                         ======                                ======
 Net interest margin ......................                                3.85%                                 3.85%
                                                                         ======                                ======
 Average interest-earning assets to
   average interest-bearing liabilities                                  106.90%                               103.69%
                                                                         ======                                ======


                                                            2002
                                              ----------------------------------
                                                          Interest
                                               Average       and        Yield/
                                               Balance    Dividends      Cost
                                              ---------   ---------    ---------
                                                   (Dollars in thousands)
Interest-earning assets:
 Loans ....................................   $ 169,396   $  11,841       6.99%
 Fed Funds sold ...........................       3,549          56       1.58
 Investment securities ....................      27,606       1,230       4.46
 Federal Home Loan Bank
   stock ..................................       1,404          51       3.63
                                              ---------   ---------
     Total interest-earning assets ........     201,955      13,178       6.53
                                                          ---------
Noninterest-earning assets ................       9,852
                                              ---------
     Total assets .........................   $ 211,807
                                              =========

Interest-bearing liabilities:
 Certificate accounts .....................   $  89,205   $   3,185       3.57
 Regular savings accounts .................      37,412         381       1.02
 Checking and NOW accounts ................      25,887          99       0.38
 Money market savings
   accounts ...............................      15,099         249       1.65
                                              ---------   ---------
   Total interest-bearing deposits ........     167,603       3,914       2.34

FHLB advances .............................      24,376       1,385       5.68
   Total interest-bearing
liabilities ...............................     191,979       5,299       2.76
                                                          ---------

Noninterest-bearing liabilities ...........       1,064
                                              ---------
     Total liabilities ....................     193,043
                                              ---------

Capital ...................................      18,764
                                              ---------
 Total liabilities and capital ............   $ 211,807
                                              =========
 Net interest income ......................               $   7,879
                                                          =========
 Interest rate spread .....................                               3.77%
                                                                        ======
 Net interest margin ......................                               3.90%
                                                                        ======
 Average interest-earning assets to
   average interest-bearing liabilities                                 105.20%
                                                                        ======

      Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume. The net column represents the sum of the prior columns.

                                    2004 Compared to 2003            2003 Compared to 2002
                                 -----------------------------   ------------------------------
                                 Increase (Decrease)              Increase (Decrease)
                                        Due to                           Due to
                                 -------------------    ------    -------------------    ------
                                 Volume        Rate      Net      Volume        Rate      Net
                                 ------       ------    ------    ------       ------    ------
Interest income:
 Loans .......................   $  789       $ (601)   $  188    $  171       $ (960)   $ (789)
 Fed Funds sold ..............       77           33       110        15           (7)        8
 Investment securities .......     (218)         (17)     (235)      392         (142)      250
 Federal Home Loan Bank
  stock ......................       10           (4)        6         8          (11)       (3)
                                 ------       ------    ------    ------       ------    ------
        Total interest income       658         (589)       69       586       (1,120)     (534)
Interest expense:
  Certificate accounts .......     (124)        (407)     (531)       26         (896)     (870)
  Regular savings accounts ...       28          (48)      (20)       40         (192)     (152)
  Checking and NOW accounts ..       27          (59)      (32)        9          (27)      (18)
  Money market savings
   accounts ..................       54          (16)       38      (198)         172       (26)
                                 ------       ------    ------    ------       ------    ------
        Total deposit expense       (16)        (529)     (545)     (123)        (943)   (1,066)
FHLBB advances ...............      (19)        (118)     (137)       50          (42)        8
                                 ------       ------    ------    ------       ------    ------
        Total interest expense      (35)        (647)     (682)      (72)        (986)   (1,058)
                                 ------       ------    ------    ------       ------    ------
Net interest income ..........   $  693       $   58    $  751    $  658       $ (134)   $  524
                                 ======       ======    ======    ======       ======    ======

      Provision for Loan Losses.

      2004 v. 2003. In 2004, no provision was made to the allowance for loan losses. During 2004 there was a decrease in nonperforming loans and assets as well as improved asset quality ratios. Although no provision for loan losses was made in 2004, there was an increase in the allowance due to net recoveries. As a result there was an increase in the ratio of the allowance to nonperforming loans.

      2003 v. 2002. The provision for loan losses in 2003 was $45,000 compared to $231,000 in 2002. During 2003, management determined to reduce the provision for loan losses based on the decrease in nonperforming loans and improved asset quality ratios. As a result of the decrease in nonperforming loans, and despite the decrease in the provision for loan losses, the percentage of the allowance for loan losses to nonperforming loans increased.

      An analysis of the changes in the allowance for loan losses is presented under "-Allowance for Loan Losses and Asset Quality."

      Noninterest Income. The following table shows the components of noninterest income and the percentage changes from 2004 to 2003 and from 2003 to 2002.

                                                                            % Change    % Change
                                                2004      2003    2002     2004/2003   2003/2002
                                              --------  -------- ------   ----------  ----------
                                                           (Dollars in thousands)
      Loan fees and service charges .......   $   872    $  851   $ 793         2.47%      7.31%
      Income from bank owned life insurance       201       133      --        51.13        N/A
      Gain on sale of mortgages ...........         5        14     100       (64.29)    (86.00)
      Gain on sale of investments .........      (156)        1       3   (15,700.00)    (66.67)
      Income from investment advisory
         services, net ....................        93        45      --       106.67        N/A
      Other income ........................        63        71      76       (11.27)     (6.58)
                                              -------    ------   -----   ----------     ------
            Total .........................   $ 1,078    $1,115   $ 972         3.32%     14.71%
                                              =======    ======   =====   ==========     ======

      2004 v. 2003. Income from investment advisory services totaled $93,000 for the year ended December 31, 2004 compared to $45,000 for the year ended December 31, 2003. Income from bank owned life insurance increased to $201,000 for the year ended December 31, 2004, up from $133,000 for the year ended December 31, 2003. The overall decrease of 3.32% in non-interest income for the year ended December 31, 2004 was primarily due to the $156,000 loss on the sale of investments.

      2003 v. 2002. During the third quarter of 2003, we began offering investment advisory services through a third party broker-dealer and purchased life insurance policies, from which we derive income, on certain key executives.

      Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes from 2004 to 2003 and from 2003 to 2002.

                                                                                 % Change      % Change
                                                    2004       2003     2002    2004/2003     2003/2002
                                                  ---------  -------- -------  ----------    ----------
                                                                   (Dollars in thousands)
      Compensation, taxes and benefits .........   $ 4,636    $4,024   $3,304       15.21%        21.79%
      Charitable contributions .................     1,587        50       44     3074.00         13.64
      Office occupancy .........................     1,078     1,041      877        3.55         18.70
      Computer processing ......................       547       507      446        7.89         13.68
      Prepayment fee on Federal Home Loan
        Bank advances ..........................       498        --       --         N/A           N/A
      Advertising ..............................       318       240      183       32.50         31.15
      Professional fees ........................       272       143      113       90.21         26.55
      Office supplies ..........................       190       201      155       (5.47)        29.68
      (Gain) Loss on foreclosed real estate, net       (57)        2       51    (2950.00)       (96.08)
      Other expenses ...........................       734       637      647       15.23         (1.55)
                                                   -------    ------   ------   ---------     ---------
            Total ..............................   $ 9,803    $6,845   $5,820       43.21%        17.61%
                                                   =======    ======   ======   =========     =========

      Other expenses for all periods includes, among other items, rental expense, insurance and postage.

      2004 v. 2003. Compensation, taxes and benefits increased due to salary increases, benefits increases and additional compensation related to new employees and resulting payroll taxes. The increase in employees is the result of additional back-office staff and new employees to staff the office in Seymour. Charitable contributions increased in 2004 due to the formation and funding of the Naugatuck Valley Savings and Loan Foundation. The increase in professional fees is primarily the result of increases in legal, consulting and accounting services associated with the new holding company structure.

      2003 v. 2002. Compensation taxes and benefits increased due to salary increases, benefits increases and additional compensation related to new employees and resulting payroll taxes. The increase in employees is primarily the result of the opening of the Derby branch office. As we continue to pursue branch expansion opportunities, we expect to hire additional employees resulting in an increase in compensation, taxes and benefits in future periods. Office occupancy and computer processing increased primarily as a result of the opening of the Derby branch office.

      Income Taxes

      2004 v. 2003. Income taxes decreased due to a lower level of taxable income primarily due to the charitable contribution resulting from the formation and funding of Naugatuck Valley Savings and Loan Foundation, an increase in non-taxable income, and deferred tax benefits related to tax bad debt reserves. The effective tax rate for 2004 was 3.3% compared to 31.3% for 2003.

      2003 v. 2002. Income taxes decreased due to a lower level of taxable income. The effective tax rate for 2003 was 31.3% compared to 31.4% for 2002.

Market Risk Analysis

      Qualitative Aspects of Market Risk. Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between assets and liability maturities (or rate adjustment periods), while maintaining an acceptable interest rate spread, by originating adjustable-rate mortgage loans for retention in our loan portfolio, variable-rate home equity lines and variable-rate commercial loans and by purchasing variable-rate investments and investments with expected maturities of less than 10 years. Beginning in 2002, we began selling a small percentage of our originations of longer term fixed-rate one- to four-family mortgage loans in the secondary market based on prevailing market interest rate conditions, an analysis of the composition and risk of the loan portfolio, liquidity needs and interest rate risk management goals. Mortgage loan sales totaled $1.9 million in 2004. Generally, loans are sold without recourse and with servicing retained. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

      Our Asset/Liability Committee communicates, coordinates and controls all aspects of asset/liability management. The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources.

      Quantitative Aspects of Market Risk. We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 100 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2004 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

                                                                    Net Portfolio Value as % of
                                         Net Portfolio Value          Present Value of Assets
Basis Point ("bp")                 -------------------------------  ---------------------------
Change in Rates                    $ Amount   $ Change    % Change     NPV Ratio       Change
-------------------------------    --------   --------    --------  --------------  -----------
                                         (Dollars in thousands)
        300 bp ................     41,074     (9,625)        (19)%      16.16%       (2.71)%
        200 ...................     44,698     (6,001)        (12)%      17.23%       (1.64)%
        100 ...................     48,148     (2,551)         (5)%      18.21%       (0.66)%
          0 ...................     50,699         --          --        18.87%          --
       (100) ..................     50,736         37           0%       18.75%       (0.12)%

      The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

      Liquidity is the ability to meet current and future short-term financial obligations. Our primary sources of funds consist of deposit inflows, loan repayments and maturities and sales of investment securities and advances from the Federal Home Loan Bank of Boston. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

      Each quarter we project liquidity availability and demands on this liquidity for the next 90 days. We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits, Federal funds and short- and intermediate-term U.S. Government agency obligations.

      Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2004, December 31, 2003 and December 31, 2002, cash and cash equivalents totaled $7.6 million, $9.8 million and $18.1 million, respectively, including Federal funds of $23,000, $5.0 million and $13.1 million, respectively. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $31.1 million, $37.2 million and $32.5 million at December 31, 2004, December 31, 2003 and December 31, 2002, respectively. At December 31, 2004, December 31, 2003 and December 31, 2002, we had the ability to borrow a total of $95.9 million, $97.1 million and $93.8 million, respectively, from the Federal Home Loan Bank of Boston, of which $15.8 million, $35.0 million and $31.1 million was outstanding, respectively. At December 31, 2004, December 31, 2003 and December 31, 2002, we had arranged overnight lines of credit of $2.5 million with the Federal Home Loan Bank of Boston for all periods. We had no overnight advances outstanding with the Federal Home Loan Bank of Boston on these dates. In addition, at December 31, 2004, December 31, 2003 and December 31, 2002, we had ability to borrow $2.0 million from a correspondent bank for all periods. We had no advances outstanding on this line on these dates.

      At December 31, 2004, we had $14.3 million in unused line availability on home equity lines of credit, $1.5 million in unadvanced commercial lines, $2.7 million in mortgage commitments, $2.0 million in commercial mortgage loan commitments, $14.5 million in unadvanced construction mortgage commitments, $2.2 million in letters of credit, and $113,000 in overdraft line of credit availability. Certificates of deposit due within one year of December 31, 2004 totaled $49.4 million, or 25.5% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2005. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

      Historically, we have remained highly liquid, with our liquidity position increasing substantially over the past two fiscal years. We expect that all of our liquidity needs, including the contractual commitments set forth in the table below, the estimated costs of our branch expansion plans and increases in loan demand can be met by our currently available liquid assets and cash flows. If loan demand were to increase at a pace greater than expected, or any unforeseen demand or commitment were to occur, we would access our borrowing capacity with the Federal Home Loan Bank of Boston. We expect that our currently available liquid assets and our ability to borrow from the Federal Home Loan Bank of Boston would be sufficient to satisfy our liquidity needs without any material adverse effect on our liquidity. We are not aware of any trends and/or demands, commitments, events or uncertainties that could result in a material decrease in liquidity.

      The following table presents certain of our contractual obligations at December 31, 2004.

                                                                 Payments Due by Period
                                             --------------------------------------------------------------
         Contractual                                       Less than                            More than 5
         Obligations                           Total         1 year     1-3 years   3-5 years      years
         ------------------                  ---------    -----------  -----------  ----------  -----------
                                                                   (In thousands)
         Long-term debt obligations.......    $15,826        $3,724       $6,167      $3,302        $2,633
         Operating lease obligations......      2,105           192          324         305         1,284
                                              -------        ------       ------      ------        ------
                Total.....................    $17,931        $3,916       $6,491      $3,607        $3,917
                                              =======        ======       ======      ======        ======

      Our primary investing activities are the origination of loans and the purchase of securities. For the year ended December 31, 2004 we originated $83.8 million of loans and purchased $24.4 million of securities. During this period we also paid off $19.2 million in Federal Home Loan Bank advances. In 2003, we originated $101.0 million of loans and purchased $20.5 million of securities. In 2002, we originated $64.3 million of loans and purchased $20.8 million of securities. During the year ended December 31, 2004, these activities were funded primarily by the net proceeds from the stock issuance of $31.6 million, proceeds from sales and maturities of available-for-sale securities of $26.2 million, an increase of deposits of $9.9 million and proceeds from the sale of loans of $1.9 million. During 2003, these activities were funded primarily by the proceeds from maturities of available-for-sale securities of $14.4 million, advances from the Federal Home Loan Bank of Boston of $13.9 million, an increase of deposits of $10.2 million, proceeds from the sale of loans of $8.9 million and uninvested cash and cash equivalents of $8.0 million. During 2002, these activities were funded primarily by an increase of deposits of $16.6 million, advances from the Federal Home Loan Bank of Boston of $12.8 million, the proceeds from maturities of available-for-sale securities of $8.4 million and the proceeds from the sale of loans of $7.1 million.

      Historically, our investment portfolio has been funded by excess liquidity when deposit inflows exceed loan demand. When we have not had such excess liquidity, we have not borrowed from the Federal Home Loan Bank of Boston to supplement our investment portfolio.

      Financing activities consist primarily of activity in deposit accounts and in Federal Home Loan Bank advances. We experienced a net increase in total deposits of $9.9 million, $10.2 million and $16.6 million for the year ended December 31, 2004, 2003 and 2002, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products in order to attract deposits. We experienced a decrease in Federal Home Loan Bank advances of $19.1 million for the year ended December 31, 2004 and increases in Federal Home Loan Bank advances of $3.9 million and $7.7 million for the years ended December 31, 2003 and 2002. During 2004, $9.6 million of advances with an average rate of 5.29% were prepaid in an effort to reduce the cost of funds. The increases in deposit accounts and Federal Home Loan Bank advances primarily fund our investing and lending activities.

      We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2004, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See note 13 of the notes to the financial statements in this annual report.

Off-Balance Sheet Arrangements

      In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, unused lines of credit, amounts due mortgagors on construction loans, amounts due on commercial loans, commercial letters of credit and commitments to sell loans. See note 15 of the notes to the financial statements in this annual report.

      For the years ended December 31, 2004, 2003 and 2002, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

      In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires a guarantor entity at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. In addition, Interpretation No. 45 elaborates on previously existing disclosure requirements for most guarantees, including loan guarantees such a standby letters of credit. We did not have financial letters of credit at December 31, 2004 and December 31, 2003.

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns, or both. Interpretation No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. On December 17, 2003, the Financial Accounting Standards Board revised Interpretation No. 46 and deferred the effective date of Interpretation No. 46 to no later than the end of the first reporting period that ends after March 15, 2004. For special-purpose entities, however, Interpretation No. 46 would be required to be applied as of December 31, 2003. We have not established any variable interest entities. The adoption of Interpretation No. 46 and Interpretation No. 46R did not have a material effect on our financial statements.

      In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which clarifies certain implementation issues raised by constituents and amends Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the Financial Accounting Standards Board on certain Financial Accounting Standards Board Staff Implementation Issues that, while inconsistent with Statement 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest rate swap agreement that includes an embedded option and amends other pronouncements. The guidance in Statement 149 is effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date, except for the following: guidance incorporated from FASB Staff Implementation Issues that was effective for periods beginning before June 15, 2003 should continue to be applied according to the effective dates in those issues; and guidance relating to forward purchase and sale agreements involving "when-issued" securities should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of Statement of Financial Accounting Standards No.149 did not have a material effect on our financial statements.

      In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. Statement of Financial Accounting Standards No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks. Statement of Financial Accounting Standards No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to Naugatuck Valley Savings and Loan). The adoption of Statement of Financial Accounting Standards No. 150 did not have a material effect on our financial statements.

      In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132(R), "Employer's Disclosures About Pensions and Other Postretirement Benefits". Statement No. 132(R) replaces the original Statement No. 132 and revises employers' disclosures about pension plans and other postretirement benefit plans to require more information about the economic resources and obligations of such plans. Statement No. 132(R) amends the disclosure requirements of Statements Nos. 87, 88, and 106, however the measurement and recognition guidance is not affected. The adoption of Statement 132(R) did not have a material effect on our financial statements.

      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.123(R), "Share-Based Payment", that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. That cost will be measured based on the grant-date fair value of equity or liability instruments issued. Statement 123(R) replaces Statement No. 123, "Accounting for Stock-Based Compensation", and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Company will adopt Statement No. 123(R) as of July 1, 2005 (its effective date). The Company does not currently provide share-based compensation awards to its employees, and believes its adoption will not have a material effect on the financial statements.

Effect of Inflation and Changing Prices

      We have prepared the financial statements and related financial data presented in this report in accordance with generally accepted accounting principles in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

                     [LETTERHEAD OF SNYDER & HALLER, P.C.]

Report of Independent Registered Public Accounting Firm

To The Board of Directors
Naugatuck Valley Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Naugatuck Valley Financial Corporation (the "Company") and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in capital accounts, and cash flows for the each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Companies Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Naugatuck Valley Financial Corporation and subsidiary at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.


                                                    /s/ Snyder & Haller, P.C.

Hartford, Connecticut
January 28, 2005


30 Atwood Street o Hartford o Connecticut o 06105-1801
o 860 249-3900 o 860 247-8071 FAX

[LOGO] Naugatuck Valley
       Financial Corporation

Consolidated Statements of Financial Condition
(Dollars in thousands)

------------------------------------------------------------------------------------------------------
                                                                                  December 31,
                                                                            2004               2003
------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from depository institutions                                $    7,552         $    4,752
Investment in federal funds                                                      23              5,023
Investment securities                                                        36,264             38,727
Loans receivable, net                                                       203,820            180,378
Accrued income receivable                                                     1,077              1,071
Foreclosed real estate, net                                                      68                208
Premises and equipment, net                                                   7,765              6,119
Deferred income taxes                                                         1,042                427
Bank owned life insurance asset                                               4,934              4,734
Federal Home Loan Bank stock                                                  2,180              1,757
Other assets                                                                    724                760
                                                                         ----------         ----------

     Total assets                                                        $  265,449         $  243,956
                                                                         ----------         ----------

LIABILITIES AND CAPITAL ACCOUNTS
Liabilities
  Deposits                                                               $  193,366         $  183,455
  Advances from Federal Home Loan Bank                                       15,826             34,990
  Mortgagors' escrow accounts                                                 3,058              2,634
  Other liabilities                                                           1,628              1,660
                                                                         ----------         ----------

        Total liabilities                                                   213,878            222,739
                                                                         ----------         ----------

Commitments and contingencies

Capital accounts
  Common stock, $.01 par value; 25,000,000 shares authorized;
    7,604,375 shares issued and outstanding                                      76                 --
  Preferred stock, $.01 par value; 1,000,000 shares authorized;
    no shares issued or outstanding                                              --                 --
  Paid-in capital                                                            33,089                 --
  Retained earnings                                                          21,362             20,947
  Unearned ESOP shares (293,180 shares)                                      (2,932)                --
  Accumulated other comprehensive income (loss)                                 (24)               270
                                                                         ----------         ----------

        Total capital accounts                                               51,571             21,217
                                                                         ----------         ----------

     Total liabilities and capital accounts                              $  265,449         $  243,956
======================================================================================================

See notes to consolidated financial statements.

                                                    [LOGO] Naugatuck Valley
                                                           Financial Corporation

                                               Consolidated Statements of Income
                                                          (Dollars in thousands)

--------------------------------------------------------------------------------------------------------------------
                                                                            For the Years Ended December 31,
                                                                        2004               2003              2002
--------------------------------------------------------------------------------------------------------------------
Interest and dividend income
Interest on loans                                                    $   11,240         $   11,052        $   11,841
Interest and dividends on investments and deposits                        1,473              1,592             1,337
                                                                     ----------         ----------        ----------
   Total interest income                                                 12,713             12,644            13,178
                                                                     ----------         ----------        ----------

Interest expense
Interest on deposits                                                      2,303              2,848             3,914
Interest on borrowed funds                                                1,256              1,393             1,385
                                                                     ----------         ----------        ----------
   Total interest expense                                                 3,559              4,241             5,299
                                                                     ----------         ----------        ----------

Net interest income                                                       9,154              8,403             7,879

Provision for loan losses                                                    --                 45               231
                                                                     ----------         ----------        ----------

Net interest income after provision for loan losses                       9,154              8,358             7,648
                                                                     ----------         ----------        ----------

Noninterest income
Loan fees and service charges                                               872                851               793
Income from bank owned life insurance                                       201                133                --
Gain on sale of mortgages                                                     5                 14               100
(Loss) gain on sale of investments                                         (156)                 1                 3
Income from investment advisory services, net                                93                 45                --
Other income                                                                 63                 71                76
                                                                     ----------         ----------        ----------
   Total noninterest income                                               1,078              1,115               972
                                                                     ----------         ----------        ----------

Noninterest expense
Compensation, taxes and benefits                                          4,636              4,024             3,304
Contributions                                                             1,587                 50                44
Office occupancy                                                          1,078              1,041               877
Prepayment fee on Federal Home Loan Bank advances                           498                 --                --
Computer processing                                                         547                507               446
Advertising                                                                 318                240               183
Professional fees                                                           272                143               113
Office supplies                                                             190                201               155
(Gain) loss on foreclosed real estate, net                                  (57)                 2                51
Other expenses                                                              734                637               647
                                                                     ----------         ----------        ----------
   Total noninterest expense                                              9,803              6,845             5,820
                                                                     ----------         ----------        ----------

Income before provision for income taxes                                    429              2,628             2,800

Provision for income taxes                                                   14                822               880
                                                                     ----------         ----------        ----------

   Net income                                                        $      415         $    1,806        $    1,920
====================================================================================================================

Basic earnings per share                                                    N/M                N/A               N/A
====================================================================================================================

                                 See notes to consolidated financial statements.

[LOGO] Naugatuck Valley
       Financial Corporation

Consolidated Statements of Changes in Capital Accounts
(Dollars in thousands)

---------------------------------------------------------------------------------------


                                                                      Common Stock
                                                                  ---------------------
                                                                  Shares         Amount
---------------------------------------------------------------------------------------
Balance at December 31, 2002                                            --       $   --
Comprehensive income:
   Net income                                                           --           --
   Net change in unrealized holding gain on available-for-
         sale securities, net of tax effect
           Comprehensive income                                         --           --
                                                                ----------       ------

Balance at December 31, 2003                                            --           --
Issuance of 7,604,375 shares of common stock related to
   initial public offering, net of costs                         7,604,375           76
298,091 shares of common stock acquired by ESOP                         --           --
ESOP shares released                                                    --           --
Comprehensive income:
   Net income                                                           --           --
   Net change in unrealized holding gain on available-for-
         sale securities, net of tax effect
           Comprehensive income                                         --           --
                                                                ----------       ------

Balance at December 31, 2004                                     7,604,375       $   76
=======================================================================================

See notes to consolidated financial statements.

                                                    [LOGO] Naugatuck Valley
                                                           Financial Corporation


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Accumulated
                                                                                   Unearned ESOP Shares        Other         Total
                                                             Paid-in   Retained    --------------------    Comprehensive   Capital
                                                             Capital   Earnings      Shares      Amount    Income (Loss)   Accounts
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                                 $    --    $19,141           --    $    --       $   709      $ 19,850
Comprehensive income:
   Net income                                                     --      1,806           --         --            --
   Net change in unrealized holding gain on available-for-
         sale securities, net of tax effect                                                                      (439)
           Comprehensive income                                   --         --           --         --                       1,367
                                                             -------    -------     --------    -------       -------      --------

Balance at December 31, 2003                                      --     20,947           --         --           270        21,217
Issuance of 7,604,375 shares of common stock related to
   initial public offering, net of costs                      33,085         --           --         --            --        33,161
298,091 shares of common stock acquired by ESOP                   --         --     (298,091)    (2,981)           --        (2,981)
ESOP shares released                                               4         --        4,911         49            --            53
Comprehensive income:
   Net income                                                     --        415           --         --            --
   Net change in unrealized holding gain on available-for-
         sale securities, net of tax effect                                                                      (294)
           Comprehensive income                                   --         --           --         --                         121
                                                             -------    -------     --------    -------       -------      --------

Balance at December 31, 2004                                 $33,089    $21,362     (293,180)   $(2,932)      $   (24)     $ 51,571
===================================================================================================================================

                                 See notes to consolidated financial statements.

[LOGO] Naugatuck Valley
       Financial Corporation

Consolidated Statements of Cash Flows
(Dollars in thousands)

--------------------------------------------------------------------------------------------------------
                                                                    For the Years Ended December 31,
                                                                    2004           2003           2002
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                        $    415       $  1,806       $  1,920
Adjustments to reconcile net income to cash
  provided by operating activities:
       Provision for loan losses                                        --             45            231
       Contribution of common stock to charitable foundation         1,519             --             --
       Depreciation and amortization expense                           642            662            588
       Provision for deferred tax (benefit)                           (464)           171            (97)
       Net gain on sale of real estate owned                           (68)           (53)            (6)
       Gain on sale of mortgages                                        (5)           (14)          (100)
       Loans originated for sale                                    (1,930)        (8,851)        (6,971)
       Proceeds from sale of loans                                   1,935          8,865          7,071
       Loss (gain) on sale of investments                              156             (1)            (3)
       Increase in accrued income receivable                            (5)           (27)           (14)
       Increase (decrease) in deferred loan fees                        73           (178)          (114)
       Increase in bank owned life insurance asset                    (201)          (133)            --
       Decrease (increase) in other assets                               2           (283)          (214)
       (Decrease) increase in other liabilities                        (33)           420            (86)
       ESOP shares released                                             53             --             --
                                                                  --------       --------       --------
Net cash provided by operating activities                            2,089          2,429          2,205
                                                                  --------       --------       --------

Cash flows from investing activities
Proceeds from sales and maturities of
  available-for-sale securities                                     26,204         14,395          8,363
Proceeds from maturities of held-to-maturity securities                 --            450            144
Purchase of available-for-sale securities                          (20,830)       (19,838)       (20,091)
Purchase of held-to-maturity securities                             (3,610)          (647)          (749)
Loan originations net of principal payments                        (23,582)       (14,504)        (7,762)
Purchase of Federal Home Loan Bank stock                              (423)          (196)          (225)
Proceeds from the sale of foreclosed real estate                       277            258            113
Purchase of property and equipment                                  (2,157)          (497)        (1,110)
Purchase of bank owned life insurance asset                             --         (4,600)            --
                                                                  --------       --------       --------
Net cash used by investing activities                              (24,121)       (25,179)       (21,317)
                                                                  --------       --------       --------

See notes to consolidated financial statements.

                                                    [LOGO] Naugatuck Valley
                                                           Financial Corporation

---------------------------------------------------------------------------------------------------
                                                              For the Years Ended December 31,
                                                           2004           2003              2002
---------------------------------------------------------------------------------------------------
Cash flows from financing activities
Net change in time deposits                                (4,992)          (3,091)            (416)
Net change in other deposit accounts                       14,903           13,316           16,985
Advances from Federal Home Loan Bank                       19,650           13,903           12,750
Repayment of Advances from Federal Home Loan Bank         (38,814)         (10,032)          (5,003)
Net change in mortgagors' escrow accounts                     424              271              311
Proceeds from issuance of common stock                     32,601               --               --
Cost of issuance of common stock                             (959)              --               --
Payments to acquire common stock for ESOP                  (2,981)              --               --
                                                       ----------       ----------       ----------
Net cash provided by financing activities                  19,832           14,367           24,627
                                                       ----------       ----------       ----------

(Decrease) Increase in cash and cash equivalents           (2,200)          (8,383)           5,515
Cash and cash equivalents at beginning of year              9,775           18,158           12,643
                                                       ----------       ----------       ----------

   Cash and cash equivalents at end of year            $    7,575       $    9,775       $   18,158
---------------------------------------------------------------------------------------------------

Supplemental disclosures
   Non-cash investing activities:
      Transfer of loans to foreclosed real estate      $       67       $      305       $       55

   Cash paid during the year for:
      Interest                                         $    3,562       $    4,243       $    5,298
      Income taxes                                            454              701              931

                                 See notes to consolidated financial statements.

[LOGO] Naugatuck Valley
       Financial Corporation

Notes to Consolidated Financial Statements

1.  Nature of Operations

Naugatuck Valley Financial Corporation (the "Company") is a federally chartered holding company formed on September 30, 2004 for the purpose of acquiring all of the common stock of the Naugatuck Valley Savings and Loan (the "Bank") concurrent with its reorganization from a mutual savings institution to the mutual holding company form of organization. The reorganization was consummated on September 30, 2004. In connection with the reorganization, the Company sold 3,269,881 shares of its common stock, par value $.01 per share, in a subscription offering and issued 4,182,407 shares to Naugatuck Valley Mutual Holding Company, raising approximately $31.7 million, net of costs. Approximately $15.9 million of the proceeds were contributed to the Bank. The Company is a majority owned subsidiary of Naugatuck Valley Mutual Holding Company, a federally chartered mutual holding company.

In addition, at the time of the reorganization, the Company contributed 152,087 shares of its stock to the Naugatuck Valley Savings and Loan Foundation. The foundation is a 501(c)(3) organization formed by the Company to support charitable activities within its community.

Originally organized in 1922, the Bank is a federally charted stock savings bank which is headquartered in Naugatuck, Connecticut. The Bank provides a full range of personal banking services to individual and small business customers located primarily in the Naugatuck Valley and the immediate surrounding vicinity. It is subject to competition from other financial institutions throughout the region. The Bank is also subject to the regulations of various federal agencies and undergoes periodic examinations by those regulatory authorities.

The Bank owns the Naugatuck Valley Mortgage Servicing Corporation, which qualifies and operates as a Connecticut passive investment company pursuant to legislation.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company and its subsidiary conform to generally accepted accounting principles in the United States of America and to general practices within the thrift industry. Such policies have been followed on a consistent basis. The significant accounting policies of the Company are summarized below.

Use of estimates
----------------

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, and income and expenses for the period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the reserve for losses on loans and the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on

                                                    [LOGO] Naugatuck Valley
                                                           Financial Corporation

                                      Notes to Consolidated Financial Statements

changes in economic conditions, particularly in Connecticut.

Principles of consolidation
---------------------------

The consolidated financial statements include the accounts of the Company, the Bank and the Bank's wholly-owned subsidiary, Naugatuck Valley Mortgage Servicing Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investment securities
---------------------

Investments are accounted for in accordance with the intent of management at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity, they are classified as held-to-maturity. These securities are carried at historical cost adjusted for the amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income.

Securities to be held for indefinite periods of time are classified as available-for-sale and are carried at fair value with unrealized gains and losses reported as a separate component of capital net of estimated income taxes.

The Company has no securities held for trading.

Gains or losses on the sales of securities are recognized at trade date utilizing the specific identification method.

Loans receivable and allowance for loan losses
----------------------------------------------

Loans receivable are stated at unpaid principal balance less loans in process, deferred loan fees, and allowances for loan losses.

Uncollected interest on loans receivable is accrued as earned based on rates applied to principal amounts outstanding. Recognition of income on the accrual basis is discontinued when there is sufficient question as to the collectibility of the interest. In these cases, the interest previously accrued to income is reversed, and the loans are placed on the cash basis.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized on a level-yield basis as an adjustment to the related loan yield over its contractual life. Unamortized net fees are recognized upon early repayment of the loans.

The allowance for loan losses is established by a provision charged to earnings and is maintained at a level considered adequate to provide for potential loan losses based on management's evaluation of known and inherent risks in the loan portfolio. When a loan or portion of a loan is considered uncollectible, it is charged against the allowance for loan losses. Recoveries of loans previously charged-off are credited to the allowance when collected.

Management makes regular evaluations of the loan portfolio to determine the adequacy of the level of the allowance for loan losses. Numerous factors are considered in the evaluation, including a review of certain borrowers' current financial status and credit standing, available collateral, loss experience in relation to outstanding loans, the overall loan portfolio quality, management's judgment regarding prevailing and anticipated economic conditions, and other relevant factors.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

[LOGO] Naugatuck Valley
       Financial Corporation

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies - (Continued)

Loan sales and mortgage-servicing rights
----------------------------------------

Residential mortgage loans originated and held for sale are classified separately in the consolidated statement of financial condition and reported at the lower of amortized cost or market value (based on secondary market prices). There were no loans held for sale at December 31, 2004 and 2003. Gains or losses on the sale of loans are determined using the specific identification method.

The Bank sells residential mortgage loans with servicing rights retained. At the time of the sale, the Bank determines the value of the retained servicing rights, which represents the present value of the differential between the contractual servicing fee and adequate compensation, defined as the fee a sub-servicer would require to assume the role of servicer, after considering the estimated effects of prepayments. If material, a portion of the gain on the sale of the loan is recognized as due to the value of the servicing rights, and a servicing asset is recorded. The Bank has had no loan sales which have resulted in the recording of a servicing asset, due to the immaterial differential between the contractual servicing fee (25 basis points) and adequate compensation, as described above.

Foreclosed real estate
----------------------

Real estate properties acquired through loan foreclosure and other partial or total satisfaction of problem loans are carried at the lower of fair value or the related loan balance at the date of foreclosure.

Valuations are periodically performed by management and an allowance for losses is established if the carrying value of a property subsequently exceeds its fair value less estimated disposal costs. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs in the carrying value and expenses incurred to maintain the properties are charged to expense.

Premises and equipment
----------------------

Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method at rates based on estimated useful lives.

Expenditures for replacements or major improvements are capitalized. Expenditures for normal maintenance and repairs are charged to expense as incurred. Upon the sale or retirement of premises and equipment, the cost and accumulated depreciation are removed from their respective accounts and any gain or loss is included in income.

Bank owned life insurance asset
-------------------------------

The cash surrender value of bank owned life insurance relates to policies on employees of the Bank for which the Bank is the beneficiary. Increases in cash surrender value are included in non-interest income in the consolidated income statements.

Income from investment advisory services, net
---------------------------------------------

In conjunction with a third party, an employee of the Bank is licensed to sell non-deposit investment products, including mutual funds, annuities and other insurance products. The Bank records, as non-interest income, revenues earned from product sales in accordance with the terms of revenue sharing agreements with the third party, net of certain marketing and other

                                                    [LOGO] Naugatuck Valley
                                                           Financial Corporation

                                      Notes to Consolidated Financial Statements

expenses shared with the third party. The Bank currently employs the individual authorized to sell these products and pays most of the direct costs related to the sales activities. These costs are charged to expense as incurred, and are classified primarily in compensation and benefits expense.

Income taxes
------------

The Company accounts for certain income and expense items differently for financial reporting purposes than for income tax purposes. Provisions for deferred taxes are being made in recognition of these temporary differences.

Earnings per share
------------------

When presented, basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Because the formation of the Company was completed on September 30, 2004, per share earnings data is not meaningful for 2004. The Company did not have any shares outstanding in 2003 or 2002.

Computation of fair values
--------------------------

The calculation of fair value estimates of financial instruments is dependent upon certain subjective assumptions and involves significant uncertainties. Changes in assumptions could significantly affect the estimates. These estimates do not reflect any possible tax ramifications, estimated transaction costs or any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument.

The following methods and assumptions were utilized by the Company in estimating the fair values of its on-balance sheet financial instruments:

Cash and cash equivalents - The carrying amounts reported in the statement of financial condition approximate these assets' fair value.

Investment securities - Fair values for investment securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable instruments.

Loans receivable - For variable rate loans that reprice frequently and without significant change in credit risk, fair values are based on carrying values. The fair value of other loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of nonaccrual loans was estimated using the estimated fair values of the underlying collateral.

Deposits liabilities - The fair values of non-interest-bearing demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for time certificates of deposit are estimated using a discounted cash flow technique that applies interest rates currently being offered to a schedule of aggregated expected monthly maturities on time deposits.

Advances from Federal Home Loan Bank of Boston - Fair values are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Mortgagors' escrow accounts - The carrying amounts reported in the statement of financial condition approximate the fair value of the mortgagors' escrow accounts.

[LOGO] Naugatuck Valley
       Financial Corporation

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies - (Continued)

Recent Accounting Pronouncements
--------------------------------

In December 2003, the Financial Accounting Standards Board ("FASB") issued SFAS 132(R), which revised the disclosures requirements related to pension plans and other postretirement benefit plans. These disclosures are effective for years ending after June 15, 2004.

In November 2003, FASB ratified the Emerging Issues Task Force's consensus on EITF 03-01 regarding disclosure about unrealized losses on marketable debt and equity securities accounted for under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", that are classified as either held-to-maturity or available-for-sale. The consensus on qualitative and quantitative disclosures is effective for fiscal years ending after December 15, 2003. Comparative information for earlier periods presented is not required.

Reclassification
----------------

The financial statements for the prior years have been reclassified to conform with changes in the current financial statement presentation.

3. Investment Securities

A summary of investment securities at December 31, 2004 and 2003 follows:

                                             2004                            2003
---------------------------------------------------------------------------------------------
                                    Carrying       Estimated        Carrying      Estimated
(In thousands)                       Amount       Market Value       Amount      Market Value
---------------------------------------------------------------------------------------------
Available-for-sale securities      $   31,096      $   31,096      $   37,166      $   37,166
Held-to-maturity securities             5,168           5,173           1,561           1,577
                                   ----------      ----------      ----------      ----------

   Total investment securities     $   36,264      $   36,269      $   38,727      $   38,743
=============================================================================================

At December 31, 2004, the composition of the investment portfolio was:

----------------------------------------------------------------------------------------------------------
                                                                   Gross Unrealized
                                                Amortized      --------------------------      Estimated
(In thousands)                                  Cost Basis        Gain            Loss        Market Value
----------------------------------------------------------------------------------------------------------
Available-for-sale securities:
US government and agency obligations
   From one through five years                 $   14,072      $      193      $      (36)      $   14,229
   From five through ten years                      1,000              --             (19)             981
Mortgage-backed securities                         12,249               6            (163)          12,092
Collateralized mortgage obligations                 3,812              13             (31)           3,794
                                               ----------      ----------      ----------       ----------

      Total available-for-sale securities      $   31,133      $      212      $     (249)      $   31,096
                                               ===========================================================

Held-to-maturity securities:
US government and agency obligations
   From one through five years                 $      703      $        9      $       (4)      $      708
Interest bearing balances
   From one through five years                      4,465              --              --            4,465
                                               ----------      ----------      ----------       ----------

      Total held-to-maturity securities        $    5,168      $        9      $       (4)      $    5,173
==========================================================================================================

                                                    [LOGO] Naugatuck Valley
                                                           Financial Corporation

                                      Notes to Consolidated Financial Statements

For the year ended December 31, 2004, the Company realized gross gains of $23,787 and gross losses of $179,952 compared with realized gross gains of $6,213 and gross losses of $5,377 for the year ended December 31, 2003, and realized gross gains of $2,812 on sales of investment securities during the year ended December 31, 2002. There were no gross losses realized in 2002.

At December 31, 2004 and 2003, securities with a carrying value of $700,000, and market values of approximately $709,000 and $730,000, respectively, were pledged as collateral to secure municipal deposits.

The Bank has certain investment securities in which the market value of the security is less than the cost of the security. Management believes that these unrealized losses are temporary and are the result of changes in market interest rates. In making this determination, management considered the period of time the securities have been in a loss position, the percentage decline in comparison to the securities' amortized cost, the financial condition of the issuer and the Company's ability and intent to hold these securities until their fair value recovers to their amortized cost. At December 31, 2004, these securities had an aggregate market value of $18,537,000 which resulted in unrealized losses of $253,000.

The following is a summary of the market value and related unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004.

--------------------------------------------------------------------------------------------------
                                                         Securities in Continuous Unrealized
                                                          Loss Position Less Than 12 Months
                                                  ------------------------------------------------
                                                   Number of          Market           Unrealized
(Dollars in thousands)                             Securities          Value              Loss
--------------------------------------------------------------------------------------------------
US government and agency obligations                   11           $      6,151      $        (40)
Mortgage-backed securities                             10                 11,406              (194)
                                                  ------------      ------------      ------------
Total securities in unrealized loss position           21           $     17,557      $       (234)
==================================================================================================

--------------------------------------------------------------------------------------------------
                                                         Securities in Continuous Unrealized
                                                     Loss Position 12 or More Consecutive Months
                                                  ------------------------------------------------
                                                    Number of          Market          Unrealized
(Dollars in thousands)                             Securities           Value             Loss
--------------------------------------------------------------------------------------------------
US government and agency obligations                   1            $        980      $        (19)
                                                  ------------      ------------      ------------

Total securities in unrealized loss position           1            $        980      $        (19)
==================================================================================================

[LOGO] Naugatuck Valley
       Financial Corporation

Notes to Consolidated Financial Statements

3. Investment Securities - (Continued)

At December 31, 2003, the composition of the investment portfolio was:

-------------------------------------------------------------------------------------------------------
                                                                 Gross Unrealized
                                             Amortized      --------------------------       Estimated
(In thousands)                              Cost Basis         Gain            Loss        Market Value
-------------------------------------------------------------------------------------------------------
Available-for-sale securities:
US government and agency obligations        $   22,861      $      583      $      (88)      $   23,356
Mortgage-backed securities                       7,865               7            (124)           7,748
Collateralized mortgage obligations              6,031              31              --            6,062
                                            ----------      ----------      ----------       ----------

   Total available-for-sale securities      $   36,757      $      621      $     (212)      $   37,166
                                            ----------      ----------      ----------       ----------

Held-to-maturity securities:
US government and agency obligations        $      706      $       17      $       (1)      $      722
Interest bearing balances                          855              --              --              855
                                            ----------      ----------      ----------       ----------

   Total held-to-maturity securities        $    1,561      $       17      $       (1)      $    1,577
=======================================================================================================

4. Loans Receivable

A summary of loans receivable at December 31, 2004 and 2003 is as follows:

---------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                          2004              2003
---------------------------------------------------------------------------------------------------------
Loans secured by first mortgages on real estate:
Conventional:
  Fixed rate mortgage loans                                                $    108,786      $    107,858
  Adjustable rate mortgage loans                                                 23,439            21,913
  Construction loans                                                              6,547             6,621
Commercial loans                                                                 41,047            27,568
Loans on savings accounts                                                           679               592
Personal, auto and property improvement loans                                    27,657            20,494
                                                                           ------------      ------------
                                                                                208,155           185,046
Less: Allowance for loan losses                                                   1,829             1,810
      Undisbursed construction loans                                              2,094             2,519
      Deferred loan origination fees                                                412               339
                                                                           ------------      ------------

    Loans receivable, net                                                  $    203,820      $    180,378
=========================================================================================================

    Weighted average yield                                                         5.71%             5.81%
=========================================================================================================

                                                    [LOGO] Naugatuck Valley
                                                           Financial Corporation

                                      Notes to Consolidated Financial Statements

The Bank's lending activities are conducted principally in the Naugatuck Valley area of Connecticut. The Bank's investment in loans includes both adjustable and fixed rate loans. At December 31, 2004 and 2003, the composition of the Bank's investment in fixed rate loans was as follows:

                                    Fixed Rate
      ---------------------------------------------------------------
                Term to Maturity                 2004          2003
      ---------------------------------------------------------------
      (In thousands)
                Less than 1 year               $  4,040      $  6,563
                   1 - 3 years                      817           674
                   3 - 5 years                    2,449         2,159
                  5 - 10 years                   16,955        12,543
                  10 - 20 years                  49,928        51,341
                  Over 20 years                  55,612        49,768
                                               --------      --------

           Total loans at fixed rates          $129,801      $123,048
      ===============================================================

Adjustable rate loans have interest rate adjustment limitations and are generally indexed to one year, three year or five year treasury notes, or prime rate. At December 31, 2004 and 2003, the Bank had the following adjustable rate loans:

                                  Adjustable Rate
      ===============================================================
                 Rate Adjustment                 2004          2003
      ---------------------------------------------------------------
      (In thousands)
                Less than 1 year               $ 49,944      $ 37,956
                   1 - 3 years                    7,875         8,159
                   3 - 5 years                    8,597         7,989
                   5 - 7 years                   11,938         7,574
                  Over 7 years                       --           320
                                               --------      --------

          Total loans at adjustable rates      $ 78,354      $ 61,998
      ===============================================================

Nonperforming loans totaled approximately $596,000 and $906,000 at December 31, 2004 and 2003, respectively. These loans, primarily delinquent 90 days or more, were accounted for on a nonaccrual basis. The amount of income that was contractually due but not recognized on nonperforming loans totaled approximately $44,600, $50,100 and $128,000 in 2004, 2003 and 2002,
respectively.

There were no loans on a nonaccrual basis or considered to be impaired by the Bank at December 31, 2004. The recorded investment in loans that are considered to be impaired by the Bank was $118,234 at December 31, 2003. $96,542 of these loans were accounted for on a nonaccrual basis as of December 31, 2003. The allowance for loan losses related to these impaired investments was $16,462 at December 31, 2003.

[LOGO] Naugatuck Valley
       Financial Corporation

Notes to Consolidated Financial Statements

4. Loans Receivable - (Continued)

Transactions in the allowance for loan losses account for the years ended December 31, 2004, 2003 and 2002 were as follows:

      ------------------------------------------------------------------------
      (In thousands)                        2004          2003          2002
      ------------------------------------------------------------------------
         Balance at beginning of year      $ 1,810       $ 1,994       $ 1,856
         Provision for loan losses              --            45           231
         Loans written off                     (56)         (267)         (117)
         Recoveries of loans written off        75            38            24
                                           -------       -------       -------

         Balance at end of year            $ 1,829       $ 1,810       $ 1,994
      =========================================================================

As of December 31, 2004 and 2003, loans to related parties totaled approximately $3,480,000 and $2,846,000, respectively. For the year ended December 31, 2004, new loans of approximately $1,422,000 were granted to these parties and principal payments of approximately $788,000 were received. For the year ended December 31, 2003, new loans of approximately $1,351,000 were granted to these parties and principal payments of approximately $484,000 were received. During 2003, an additional $201,000 in existing loans were included in loans to related parties for individuals who became related parties during the year. Related parties include directors and officers of the Bank, any respective affiliates in which they have a controlling interest, and their immediate families. For the years ended December 31, 2004 and 2003, all loans to related parties were performing in accordance with the original terms.

The Bank services loans for other financial institutions and agencies. These loans are originated by the Bank and then sold. The Bank continues to service these loans and remits the payments received to the purchasing institution. The amounts of these loans were approximately $11,888,000 and $12,056,000 at December 31, 2004 and 2003, respectively.

5. Premises and Equipment

Premises and equipment at December 31, 2004 and 2003 are summarized as follows:

      -------------------------------------------------------------------------
      (In thousands)                                       2004           2003
      -------------------------------------------------------------------------
         Banking offices and branch buildings           $  5,916       $  4,611
         Furniture and equipment                           2,170          1,872
         Land                                              1,538          1,012
         Leasehold improvements                              604            604
                                                        --------       --------
                                                          10,228          8,099
         Accumulated depreciation and amortization        (2,463)        (1,980)
                                                        --------       --------

         Premises and equipment, net                    $  7,765       $  6,119
      ==========================================================================

                                                    [LOGO] Naugatuck Valley
                                                           Financial Corporation

                                      Notes to Consolidated Financial Statements

Depreciation and amortization expense is computed using the straight-line method over the estimated useful life of an asset. Estimated useful lives range from three to ten years for furniture and equipment, 39 years for the banking offices, and the initial lease term for leasehold improvements. Land is not depreciated.

Depreciation and amortization expenses were $511,159, $503,425 and $436,091 for the years ended December 31, 2004, 2003 and 2002, respectively.

At December 31, 2004, future minimum rental income and lease payment expense were expected to be:

     --------------------------------------------------------------------
      (In thousands)                          Income             Expense
     --------------------------------------------------------------------
              2005                          $       31         $      192
              2006                                  26                174
              2007                                  --                150
              2008                                  --                152
              2009                                  --                153
           Thereafter                               --              1,284
                                            ----------         ----------

      Total future minimum rents            $       57         $    2,105
     ====================================================================

6. Other Assets

In October, 2002, the Financial Accounting Standards Board ("FASB) issued Statement of Financial Accounting Standard ("SFAS") No. 147, "Acquisitions of Certain Financial Institutions". This standard removes the accounting for certain branch acquisitions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions".

For branch acquisitions completed before October, 2002, SFAS No. 147 requires that the carrying amount of any intangible asset which meets certain recognition criteria be accounted for separately and not be reclassified as goodwill. The standard indicates these assets are to be accounted for in accordance with SFAS No. 141, "Business Combinations", and continue to be amortized.

The Bank adopted SFAS No. 147 as of its October 1, 2002 (its effective date), and determined its intangible asset met the recognition criteria of the Standards. Accordingly, the Bank is continuing to amortize the intangible asset.

At December 31, 2004 and 2003, the remaining intangible asset is $256,000 and $289,000, respectively, and is being amortized on the straight-line basis over a 15 year period. Amortization expense was $33,720 for each of the years ended December 31, 2004, 2003 and 2002.

[LOGO] Naugatuck Valley
       Financial Corporation

Notes to Consolidated Financial Statements

7. Deposits

Deposits and weighted average rates at December 31, 2004 and 2003 are summarized as follows:

      -----------------------------------------------------------------------------------------
                                                  2004                           2003
                                       --------------------------     -------------------------
                                                         Weighted                      Weighted
                                                         Average                       Average
      (In thousands)                       Amount          Cost        Amount            Cost
      -----------------------------------------------------------------------------------------
      Certificate accounts               $ 81,200          2.24%      $ 86,192          2.19%
      Regular savings accounts             43,941          0.35%        40,185          0.40%
      Checking and NOW accounts            37,003          0.15%        32,723          0.25%
      Money market savings accounts        31,222          1.05%        24,355          0.85%
                                         --------                     --------

          Total deposits                 $193,366          1.22%      $183,455          1.27%
      =========================================================================================

The aggregate amount of individual certificate accounts of $100,000 or more at December 31, 2004 and 2003 was $16,644,000 and $16,983,000 respectively.
Deposits up to $100,000 are federally insured.

At December 31, 2004 and 2003 the remaining maturities for certificate accounts were:

            -------------------------------------------------------------------------------
            (In thousands)                                             2004          2003
            -------------------------------------------------------------------------------
               Certificate accounts maturing in:
                  Under 12 months                                   $  49,379      $  52,466
                  12 to 36 months                                      20,048         20,049
                  Over 36 months                                       11,773         13,677
                                                                    ---------      ---------

                        Total certificate accounts                  $  81,200      $  86,192
            ================================================================================

8. Advances from Federal Home Loan Bank of Boston

The Bank has an agreement with Federal Home Loan Bank of Boston ("FHLB") providing for future credit availability of up to twenty times the amount of FHLB stock held by the Bank, not to exceed 30% of its total assets. The Bank held $2,179,700 in Federal Home Loan Bank stock at December 31, 2004. In additional to the outstanding advances, the Bank has a $2,540,000 line of credit available from FHLB and a $2,000,000 line of credit available from another correspondent bank.

During   2004,   the  Bank  prepaid   $9,561,780   of  FHLB   advances   with  a
weighted-average rate of 5.29%. The Bank incurred a prepayment penalty of $498,000 as a part of the transaction.

                                                    [LOGO] Naugatuck Valley
                                                           Financial Corporation

                                      Notes to Consolidated Financial Statements

FHLB advances are secured by a blanket lien on the Bank's assets. Outstanding advances with calendar-year maturity dates and weighted average cost of funds at December 31, 2004 and 2003 were as follows:

    -------------------------------------------------------------------------------------------
    (Dollars in thousands)                     2004                            2003
    -----------------------------------------------------------     ---------------------------
                                                       Weighted                        Weighted
                                       Amount          Average         Amount           Average
            Year of Maturity             Due            Cost            Due              Cost
    -------------------------------------------------------------------------------------------
                  2004               $        --           --       $     9,864         3.41%
                  2005                     3,724         5.84%            5,123         5.59%
                  2006                     2,818         4.31%            5,223         5.07%
                  2007                     3,349         3.82%            6,828         4.47%
                  2008                     1,384         3.65%            2,939         4.36%
                  2009                     1,918         3.89%            2,380         4.16%
                  2010                       703         4.01%              703         4.01%
                  2011                       657         4.09%              657         4.09%
                  2012                       684         4.09%              684         4.09%
                  2013                       579         4.13%              579         4.13%
                  2014                        10         3.94%               10         3.94%
                                     -----------                    -----------

            Total advances           $    15,826         4.42%      $    34,990         4.37%
    ===========================================================================================

9. Pension and Other Post-Retirement Benefits

Pension Plan
------------

The Bank participates in a multi-employer defined benefit pension plan covering all of its full time (as defined) employees who have been employed by the Bank for more than six months and are at least twenty-one years of age. Benefits under this plan become fully vested after five years of service. The Bank's net pension cost for the period is the amount of contributions due. Total pension expense was $441,262 for the year ended December 31, 2004 compared with $335,300 and $225,899 for 2003 and 2002, respectively. Current valuations of the Bank's allocation of the plan's pooled assets are not available.

Defined Contribution Plan
-------------------------

The Bank has a defined contribution 401(k) plan for eligible employees. During 2003, the plan was amended and restated to comply with various legislative acts, collectively referred to as "GUST". As amended, the 401(k) plan permits participants to contribute the maximum percentage allowable subject to limits provided by the new law. The Bank provides 50% matching of employee contributions, with a maximum contribution on up to 6% of the employee's salary. The Bank's contribution vests over a 6 year graded vesting schedule. The Bank's contribution to the plan was $65,496, $58,675 and $23,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

[LOGO] Naugatuck Valley
       Financial Corporation

Notes to Consolidated Financial Statements

9. Pension and Other Post-Retirement Benefits - (Continued)

Directors Retirement Plan
-------------------------

The Bank sponsors a retirement and benefits plan for non-employee directors who attain age 70 and meet certain other qualifying criteria. Annual retirement benefits for qualifying individuals are payable in ten semi-annual installments.

Healthcare Benefits
-------------------

In addition to providing pension benefits, the Bank provides certain health care benefits to retired employees. Substantially all of the Bank's employees may become eligible for those benefits. The Bank's policy is to accrue the expected cost of providing those benefits during the years that the employee renders the necessary service.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law on December 8, 2003. In accordance with FASB Staff Position FAS 106-1, the Bank made a one-time election to defer recognition of the effects of the Act in the accounting for its postretirement benefit plan and in providing related disclosures until authoritative guidance on the accounting for the federal prescription drug subsidy is issued. The amounts disclosed in this report do not reflect the effects of the Act on the Plan. Authoritative guidance is pending, and when issued, could require the Bank to change previously reported information.

Obligation and Funded Status
----------------------------

The following table summarizes the obligation and funded status, as well as the amounts recognized in the consolidated statements of financial condition for the Directors Retirement Plan and the Healthcare Benefits plan as of December 31, 2004 and 2003:

-------------------------------------------------------------------------------------------------------------
                                               Directors Retirement Plan           Healthcare Benefit Plan
                                            -----------------------------      ------------------------------
(Dollars in thousands)                         2004               2003             2004               2003
-------------------------------------------------------------------------------------------------------------
Measurement date                            12/31/2004          12/31/2003      12/31/2004          12/31/2003

Projected benefit obligation                $(401,353)          $(490,344)      $(419,379)          $(414,768)
Fair value of plan assets                          --                  --              --                  --
                                            ---------           ---------       ---------           ---------
  Funded status                             $(401,353)          $(490,344)      $(419,379)          $(414,768)
-------------------------------------------------------------------------------------------------------------

Accrued benefit cost recognized in the
  statement of financial condition          $(227,552)          $(309,956)      $(419,379)          $(414,768)
=============================================================================================================

                                                    [LOGO] Naugatuck Valley
                                                           Financial Corporation

                                      Notes to Consolidated Financial Statements

Net Periodic Benefit Cost and Contributions
-------------------------------------------

The benefit costs and contributions the Directors Retirement Plan and the Healthcare Benefits plan for the years ended December 31, 2004 and 2003 were:

     -------------------------------------------------------------------------------------------------
                                            Directors Retirement Plan         Healthcare Benefit Plan
                                            --------------------------      --------------------------
     (Dollars in thousands)                    2004            2003            2004            2003
     -------------------------------------------------------------------------------------------------
      Net periodic benefit cost             $   23,924      $   29,665      $    4,611      $   53,991
      Employer contributions                        --              --              --              --
      Plan participants' contributions              --              --              --              --
      Benefits paid during the year            106,329         106,329          15,757          15,067
      ================================================================================================

Due to the unfunded status of the plans, the Bank expects to contribute the amount of the estimated benefit payments for the next fiscal year, which is $59,143 and $19,792 for Directors Retirement Plan and the Healthcare Benefits Plan, respectively.

Assumptions and Effects
-----------------------

The actuarial assumptions used to determine the projected benefit obligations and net periodic benefit cost for the years ended December 31, 2004 and 2003 were as follows:

      -------------------------------------------------------------------------------------------------------
                                                     Directors Retirement Plan        Healthcare Benefit Plan
                                                     -------------------------        -----------------------
      Weighted-average assumptions:                  2004                2003        2004                2003
      -------------------------------------------------------------------------------------------------------
      Discount rate                                  7.00%               7.00%       5.75%               5.75%
      Rate of compensation increase                  4.25%               4.25%         --                  --
      Medical trend rate next year                     --                  --        7.00%              10.00%
      Ultimate medical trend rate                      --                  --        5.00%               5.00%
      Year ultimate trend rate is achieved             --                  --        2006                2006
      =======================================================================================================

Assumed health care cost trend rates have a significant effect on the amounts reported for the Healthcare Benefits plan. At December 31, 2004, a one percentage-point increase in the assumed health care trend rates would increase the projected benefit obligation by $87,736 compared with a decrease of $(63,643) if the assumed health care trend rate were to decrease by one percentage-point.

10. Employee Stock Ownership Plan

On September 30, 2004, the date the reorganization was consummated, the Bank implemented the Naugatuck Valley Savings and Loan Employee Stock Ownership Plan (the "ESOP"). On September 30, 2004, the ESOP purchased 298,091 shares of the common stock of the Company. To fund the purchase, the ESOP borrowed $2,980,910 from the Company. The borrowing is at an interest rate of 4.75% and is to be repaid on a pro-rata basis in fifteen annual installments of $282,520 commencing with the quarter

[LOGO] Naugatuck Valley
       Financial Corporation

Notes to Consolidated Financial Statements

10. Employee Stock Ownership Plan - (Continued)

ended December 31, 2004 through September 30, 2019. In addition, dividends paid on the unreleased shares are used to reduce the principal balance of the loan. The collateral for the loan is the common stock of the Company purchased by the ESOP. Contributions by the Bank to the ESOP are discretionary, however, the Bank intends to make annual contributions in an aggregate amount at least equal to the principal and interest requirement on the debt.

The shares of stock purchased by the ESOP are held in a suspense account until they are released for allocation among participants. The shares will be released annually from the suspense account and the released shares will be allocated among the participants on the basis of each participant's compensation for the year of allocation. As shares are released from collateral, the Bank recognizes compensation expense equal to the average market price of the shares during the period and the shares will be outstanding for earning-per-share purposes. The shares not released are reported as unearned ESOP shares in the capital accounts of the consolidated statements of financial condition. ESOP expense for the year ended December 31, 2004 was $53,284. At December 31, 2004, there were 4,911 unallocated and 293,180 unreleased ESOP shares. The unreleased shares had an aggregate fair value of $3,155,000.

11. Income Taxes

Retained earnings at December 31, 2004 includes approximately $948,000 for which no provision for Federal income tax has been made. This amount represents aggregate allocations of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subjected to the then current corporate income tax rate.

The Bank's wholly-owned subsidiary, the Naugatuck Valley Mortgage Servicing Corporation, qualifies and operates as a Connecticut passive investment company pursuant to legislation. Because the subsidiary earns income from passive investments which is exempt from Connecticut Corporation Business Tax and its dividends to the Bank are exempt from state tax, the Bank no longer expects to incur state income tax expense.

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Principle items making up the deferred income tax provision include a carry forward of charitable contributions, the provision for loan losses, accelerated tax depreciation and deferred mortgage fee income. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not, that some or all of the deferred tax assets will not be realized. The Company believes that all deferred tax assets will be realized in the future and that no valuation allowance is necessary.

                                                    [LOGO] Naugatuck Valley
                                                           Financial Corporation

                                      Notes to Consolidated Financial Statements

Income taxes receivable and payable included in the balance sheet at December 31, 2004 and 2003 were:

      -------------------------------------------------------------------------------
      (In thousands)                                           2004            2003
      -------------------------------------------------------------------------------
      Current tax receivable                                $       1       $      26
                                                            =========       =========

      Deferred tax receivable
         Charitable contributions carryforward              $     465       $      --
         Reserve for loan losses                                  382             340
         Post-retirement benefits                                 220             246
         Deferred income                                          142             117
         Available-for-sale securities                             12              --
                                                            ---------       ---------
               Total deferred tax receivable                    1,221             703
                                                            ---------       ---------

      Deferred tax payable
         Available-for-sale securities                      $      --       $    (139)
         Depreciation                                            (153)           (110)
         Other items                                              (26)            (27)
                                                            ---------       ---------
                Total deferred tax payable                       (179)           (276)
                                                            ---------       ---------

            Net deferred tax receivable                     $   1,042       $     427
      ===============================================================================

The provision for income tax expense for the year ended December 31, 2004, 2003 and 2002 consists of:

------------------------------------------------------------------------------------------------
(In thousands)                                            2004            2003            2002
------------------------------------------------------------------------------------------------
Current income tax expense                             $     478       $     651       $     977

Deferred income tax expense (benefit), due to:
   Charitable contributions                                 (465)             --              --
   Reserve for loan losses                                   (42)            (26)           (151)
   Deferred income                                           (25)             60              39
   Post retirement benefits                                   26               8              36
   Depreciation                                               43             131             (21)
   Other items                                                (1)             (2)             --
                                                       ---------       ---------       ---------
      Total deferred income tax expense (benefit)           (464)            171             (97)
                                                       ---------       ---------       ---------

      Provision for income taxes                       $      14       $     822       $     880
================================================================================================

[LOGO] Naugatuck Valley
       Financial Corporation

Notes to Consolidated Financial Statements

11. Income Taxes - (Continued)

A reconciliation of the statutory federal income tax rate applied to income before income taxes with the income tax provision is as follows:

----------------------------------------------------------------------------------------------------------
                                                                        Year Ended December 31,
                                                               -------------------------------------------
(Dollars in thousands)                                            2004            2003             2002
----------------------------------------------------------------------------------------------------------
Income tax expense at statutory rate of 34%                    $     146        $     894        $     952
Increase (decrease) in income tax expense resulting from:
   Income exempt from income tax                                     (68)             (46)              --
   Changes in tax bad debt base year reserves                        (65)             (28)             (74)
   Other items, net                                                    1                2                2
                                                               ---------        ---------        ---------

      Provision for income taxes                               $      14        $     822        $     880
==========================================================================================================

Effective rate of income tax expense                                 3.3%            31.3%            31.4%
==========================================================================================================

12. Consolidated Statement of Comprehensive Income

The source of the Company's other comprehensive income is the unrealized gains and losses on its available for sale securities.

---------------------------------------------------------------------------------------------------------
                                                                    For the Years Ended December 31,
(In thousands)                                                  2004             2003             2002
---------------------------------------------------------------------------------------------------------
Net income                                                   $      415       $    1,806       $    1,920
                                                             ----------       ----------       ----------

Other comprehensive (loss) income:
Unrealized (loss) gain on securities available-for-sale            (601)            (664)             658
Reclassification adjustment for losses (gains)
  realized in net income                                            156               (1)              (3)
                                                             ----------       ----------       ----------

Other comprehensive (loss) income before tax effect                (445)            (665)             655

Income tax (benefit) expense related to items of other
    comprehensive (loss) income                                    (151)            (226)             222
                                                             ----------       ----------       ----------

Other comprehensive (loss) income net of tax                       (294)            (439)             433
                                                             ----------       ----------       ----------

    Total comprehensive income                               $      121       $    1,367       $    2,353
=========================================================================================================

                                                    [LOGO] Naugatuck Valley
                                                           Financial Corporation

                                      Notes to Consolidated Financial Statements

13. Regulatory Capital

The Company, as a federally chartered holding company, is not subject to regulatory capital requirements. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

The Office of Thrift Supervision (OTS) regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2004, the Bank was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier 1
(core) capital to total adjusted assets of 4.0%; a minimum ratio of Tier I capital to risk-weighted assets of 4.0% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%. As of December 31, 2004 the Bank meets all capital requirements to which it is subject.

At December 31, 2004 the Bank was considered "well capitalized" for regulatory purposes. To be categorized as well capitalized, the Bank must maintain a minimum ratio of tangible capital to total adjusted assets of 2.00%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 5.00%; a minimum ratio of Tier I capital to risk-weighted assets of 6.00% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 10.00%. There have been no subsequent conditions or events which management believes have changed the Bank's status.

Prior to its reorganization (see note 1), the Bank was subject to capital requirements established by the FDIC. Under the regulations in effect at December 31, 2003, the Bank was required to maintain a Tier 1 capital to average assets ratio of 4.00%, a Tier 1 capital to risk-based ratio of at least 4.00%; and a total risk-based capital to risk-weighted assets ratio of at least 8.00%. At December 31, 2003, the Bank was considered "well capitalized" for regulatory purposes.

The following is a summary of the Bank's actual capital as computed under the standards established by the OTS and the FDIC at December 31, 2004 and 2003, respectively.

-----------------------------------------------------------------------------------------------------------
                                                                    2004                        2003
                                                           ---------------------      ---------------------
(Dollars in thousands)                                      Amount        Ratio       Amount        Ratio
-----------------------------------------------------------------------------------------------------------
Tier I  Capital (to Adjusted Total Assets in 2004 and
  to Average Assets in 2003)                               $37,937        14.78%      $20,658         8.64%

Tier I Risk-Based Capital (to Risk-Weighted Assets)         37,937        22.52%       20,658        14.96%

Total Risk-Based Capital (to Risk-Weighted Assets)          39,766        23.61%       22,386        16.21%

Tangible Equity Capital (to Tangible Assets)                37,937        14.78%          N/A          N/A
===========================================================================================================

[LOGO] Naugatuck Valley
       Financial Corporation

Notes to Consolidated Financial Statements

13. Regulatory Capital - (Continued)

The measurement of the Bank's capital as computed under regulatory standards differs from its measurement under generally accepted accounting principles. A reconcilement of the Bank's capital follows:

---------------------------------------------------------------------------------------------------
                                                                                December 31,
                                                                        ---------------------------
(In thousands)                                                             2004             2003
---------------------------------------------------------------------------------------------------
Total capital as calculated under generally accepted
  accounting principles (GAAP Capital)                                  $   38,256       $   21,217
Adjustments to reconcile Total GAAP Capital to Regulatory Capital:
    Intangible assets                                                         (256)            (289)
    Accumulated other comprehensive income
        from available-for-sale securities                                     (63)            (270)
                                                                        ----------       ----------
Tier I Risk-Based Capital                                                   37,937           20,658
    Includible portion of allowance for loan losses                          1,829            1,728
                                                                        ----------       ----------

Total Risk-Based Capital                                                $   39,766       $   22,386
===================================================================================================

The ability of the Company to pay dividends depends, in part, on the ability of the Bank to pay dividends to the Company. The Bank will not be able to declare or pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would be to reduce the regulatory capital of the Bank to an amount below amounts required under OTS rules and regulations.

14. Earnings per Share

Earnings per share amounts for the year ended December 31, 2004 are not meaningful because the Company did not complete its initial public offering until September 30, 2004. The weighted-average number of shares outstanding during the quarter ended December 31, 2004 was 7,306,337 shares. Net income and income available to common shareholders for the quarter ended December 31, 2004 was $530,000. The basic earnings per share for the quarter was $0.07. The Company had no dilutive securities outstanding.

15. Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet.

                                                    [LOGO] Naugatuck Valley
                                                           Financial Corporation

Notes to Consolidated Financial Statements

The following table summarizes these financial instruments and other commitments and contingent liabilities as of December 31, 2004 and 2003:

    ----------------------------------------------------------------------
    (In thousands)                                      2004        2003
    ----------------------------------------------------------------------

    Commitments to extend credit:
      Loan commitments                               $   4,694   $   7,754
      Unused lines of credit                            14,463      13,478
      Amounts due mortgagors on construction loans      14,491       2,519
      Amounts due on commercial  loans                   1,485       7,569
    Commercial letters of credit                         2,185         545
    ======================================================================

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments are principally collateralized by mortgages on real estate, generally have fixed expiration dates or other termination clauses and may require payment of fees. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The estimated fair value of the Company's financial instruments follows:

--------------------------------------------------------------------------------------------------
                                                               December 31,
                                        ----------------------------------------------------------
                                                  2004                             2003
                                        --------------------------      --------------------------
                                        Carrying        Estimated        Carrying        Estimated
(In thousands)                           Amount         Fair Value        Amount        Fair Value
--------------------------------------------------------------------------------------------------
Financial assets
   Cash and cash equivalents            $    7,575      $    7,575      $    9,775      $    9,775
   Investment securities                    36,264          36,269          38,727          38,743
   Loans receivable, net                   203,820         205,659         180,378         184,572
   Accrued income receivable                 1,077           1,077           1,071           1,071

Financial Liabilities
   Deposits                             $  193,366      $  193,018      $  183,455      $  184,636
   Federal Home Loan Bank advances          15,826          15,612          34,990          35,944
   Mortgagors' escrow accounts               3,058           3,058           2,634           2,634
==================================================================================================

[LOGO] Naugatuck Valley
       Financial Corporation

Notes to Consolidated Financial Statements

16. Selected Quarterly Consolidated Financial Information (unaudited)

The following tables present quarterly consolidated information for the Company for 2004 and 2003.

                                                      For the Year Ended December 31, 2004
                                          -----------------------------------------------------------
                                            Fourth          Third            Second          First
(In thousands)                              Quarter        Quarter           Quarter        Quarter
-----------------------------------------------------------------------------------------------------
Interest and dividend income              $    3,365      $    3,265       $    3,057      $    3,026
Interest expense                                 765             942              916             936
                                          ----------      ----------       ----------      ----------
  Net interest income                          2,600           2,323            2,141           2,090
Provision for loan losses                         --              --               --              --
                                          ----------      ----------       ----------      ----------
Net interest income after
  provision for loan losses                    2,600           2,323            2,141           2,090
Noninterest income                               290             149              306             333
Noninterest expense                            2,168           3,891            1,865           1,879
                                          ----------      ----------       ----------      ----------
Income (loss) before provision
  (benefit) for income taxes                     722          (1,419)             582             544
Provision (benefit) for income taxes             192            (526)             182             166
                                          ----------      ----------       ----------      ----------
    Net income (loss)                     $      530      $     (893)      $      400      $      378
                                          ==========      ==========       ==========      ==========

                                                       For the Year Ended December 31, 2003
                                          -----------------------------------------------------------
                                               Fourth         Third           Second          First
(In thousands)                                Quarter        Quarter         Quarter         Quarter
-----------------------------------------------------------------------------------------------------
Interest and dividend income              $    3,119      $    3,108       $    3,161      $    3,256
Interest expense                                 970           1,009            1,090           1,172
                                          ----------      ----------       ----------      ----------
  Net interest income                          2,149           2,099            2,071           2,084
Provision for loan losses                         --              --               --              45
                                          ----------      ----------       ----------      ----------
Net interest income after
  provision for loan losses                    2,149           2,099            2,071           2,039
Noninterest income                               313             212              333             257
Noninterest expense                            1,828           1,686            1,681           1,650
                                          ----------      ----------       ----------      ----------
Income before provision for
  income taxes                                   634             625              723             646
Provision for income taxes                       177             197              231             217
                                          ----------      ----------       ----------      ----------
    Net income                            $      457      $      428       $      492      $      429
                                          ==========      ==========       ==========      ==========

                                                    [LOGO] Naugatuck Valley
                                                           Financial Corporation

                                      Notes to Consolidated Financial Statements

17. Parent Company Only Financial Statements

The following financial statements are for the Company (Naugatuck Valley Financial Corporation) only, and should be read in conjunction with the consolidated financial statements of the Company.

Statement of Financial Condition

December 31, 2004

            (In thousands)
            ------------------------------------------------------------------------
            ASSETS
            Cash on deposit with Naugatuck Valley Savings and Loan           $    1,738
            Investment in subsidiary, Naugatuck Valley Savings and Loan          38,256
            Investment securities                                                10,880
            Loan to ESOP                                                          2,947
            Deferred income taxes                                                   510
            Other assets                                                            221
                                                                             ----------

                Total assets                                                 $   54,552
                                                                             ==========

            LIABILITIES AND STOCKHOLDERS' EQUITY
            Liabilities - due to subsidiary                                  $    2,981
            Stockholders' equity                                                 51,571
                                                                             ----------

                Total liabilities and stockholders' equity                   $   54,552
            ===========================================================================

Statement of Operations

From Inception (September 30, 2004) through December 31, 2004

            (In thousands)
            ------------------------------------------------------------------------
            Interest income                                                  $       90

            Other expense
               Charitable contribution                                            1,521
               Other expenses                                                        26
                                                                             ----------
                  Total other expense                                             1,547
                                                                             ----------
            Loss before income tax benefit and equity in undistributed
               net income of subsidiary                                          (1,457)
            Income tax benefit                                                     (495)
                                                                             ----------
            Loss before equity in undistributed net income of subsidiary           (962)
            Equity in undistributed net income of subsidiary                        488
                                                                             ----------

                     Net loss                                                $     (474)
            ===========================================================================

[LOGO] Naugatuck Valley
       Financial Corporation

Notes to Consolidated Financial Statements

17. Parent Company Only Financial Statements - (Continued)

Statement of Cash flows

From Inception (September 30, 2004) through December 31, 2004

            (In thousands)
            -------------------------------------------------------------------------
            Net cash used by operating activities                            $    (39)
                                                                             --------
            Cash flows from investing activities
            Purchase of available-for-sale securities                         (11,014)
            Loan to ESOP                                                       (2,981)
            Investment in subsidiary, Naugatuck Valley Savings and Loan       (15,870)
                                                                             --------
            Net cash used by investing activities                             (29,865)
                                                                             --------
            Cash flows from financing activities
            Proceeds from issuance of common stock                             32,601
            Cost of issuance of common stock                                     (959)
                                                                             --------
            Net cash provided by financing activities                          31,642
                                                                             --------

            Increase in cash and cash equivalents                               1,738
            Cash and cash equivalents at beginning of year                         --
                                                                             --------

               Cash and cash equivalents at end of year                      $  1,738
            =========================================================================

                        Directors and Executive Officers

              Directors of Naugatuck Valley Financial Corporation,
                     Naugatuck Valley Mutual Holding Company
                      and Naugatuck Valley Savings and Loan
                      -------------------------------------

Carlos S. Batista
   Vice President - Bristol Babcock, Inc.                  Michael S. Plude, CPA
                                                               Managing Partner - Kaskie Plude & Co.
Richard M. Famiglietti
   Owner - CM Property Management                          John C. Roman
                                                               President and Chief Executive Officer -
Ronald D. Lengyel                                              Naugatuck Valley Financial Corporation,
   Chairman of the Board - Naugatuck Valley                    Naugatuck Valley Mutual Holding Company and
   Financial Corporation, Naugatuck Valley Mutual              Naugatuck Valley Savings and Loan
   Holding Company and Naugatuck Valley
   Savings and Loan                                        Camilo P. Vieira
                                                               Consultant - CM Property Management
   Director - Connecticut Water Service, Inc.
                                                           Jane H. Walsh
James A. Mengacci                                              Senior Vice President - Naugatuck Valley
   Owner - James A. Mengacci Associates LLC                    Financial Corporation, Naugatuck Valley Mutual
                                                               Holding Company and Naugatuck Valley Savings
   Partner - Allied Capital Management, LLC                    and Loan

                              Executive Officers of
                     Naugatuck Valley Financial Corporation,
                     Naugatuck Valley Mutual Holding Company
                      and Naugatuck Valley Savings and Loan
                      -------------------------------------

John C. Roman                                              William C. Nimons
   President and Chief Executive Officer                       Senior Vice President

Dominic J. Alegi                                           Lee R. Schlesinger
   Executive Vice President                                    Vice President and Treasurer

Jane H. Walsh                                              Mark S. Graveline
   Senior Vice President                                       Senior Vice President

                       Investor and Corporate Information

Annual Meeting

The annual meeting of stockholders will be held at 10:30 a.m., local time, on May 5, 2005 at Leary's Crystal Room located at 98 School Street, Naugatuck, Connecticut 06770.

Stock Listing

Naugatuck Valley Financial Corporation common stock is listed on the Nasdaq National Market under the symbol "NVSL."

Price Range of Common Stock

On October 1, 2004, Naugatuck Valley Financial common stock commenced trading on the Nasdaq National Market. The high and low sales prices of the common stock during the quarter ended December 31, 2004 were $11.34 and $10.26 per share, respectively. Naugatuck Valley Financial did not pay any dividends during the quarter ended December 31, 2004.

At March 1, 2005, there were 935 holders of record of Naugatuck Valley Financial common stock.

Stockholder and General Inquiries

John C. Roman
President and Chief Executive Officer
Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut 06770
(203) 720-5000

Annual and Other Reports

A copy of the Naugatuck Valley Financial Annual Report on Form 10-K, without exhibits, for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Bernadette A. Mole, Corporate Secretary, Naugatuck Valley Financial Corporation, 333 Church Street, Naugatuck, Connecticut 06770.

Independent Registered Public Accounting Firm

Snyder & Haller, P.C.
30 Atwood Street
Hartford, Connecticut  06105

Corporate Counsel

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

                                Office Locations

Main Office
-----------

     333 Church Street
     Naugatuck, Connecticut 06770

Branch Offices
--------------

     1009 New Haven Road
     Naugatuck, Connecticut 06770

     127 South Main Street
     Beacon Falls, Connecticut 06403

     860 Bridgeport Avenue
     Shelton, Connecticut 06484

     49 Pershing Drive
     Derby, Connecticut 06418

     249 West Street
     Route 67
     Seymour, Connecticut 06483