Form 10-K, Exhibit 13
period 2005-12-31
Naugatuck Valley Financial Corp
filed 2006-03-28
CIK 1293413

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

	At December 31,
	2005	2004	2003	2002	2001
	(In thousands)
Financial Condition Data:
Total assets	$355,346	$265,449	$243,956	$227,998	$201,105
Securities held to maturity	5,002	5,168	1,561	1,364	596
Securities available for sale	58,047	31,096	37,166	32,512	20,407
Loans receivable, net	259,427	203,820	180,378	166,046	158,456
Cash and cash equivalents	8,951	7,575	9,775	18,158	12,643
Deposits	240,846	193,366	183,455	173,231	156,662
FHLB advances	57,059	15,826	34,990	31,119	23,372
Total capital	50,964	51,571	21,217	19,850	17,497

	Year Ended December 31,
	2005	2004		2003	2002	2001
	(In thousands, except per share data)
Operating Data:
Interest and dividend income	$15,908	$12,713		$12,644	$13,178	$12,631
Interest expense	4,941	3,559		4,241	5,299	6,178
Net interest income	10,967	9,154		8,403	7,879	6,453
Provision for loan losses	32	-		45	231	80
Net interest income after provision for loan losses	10,935	9,154		8,358	7,648	6,373
Noninterest income	1,517	1,078		1,115	972	743
Noninterest expense	10,097	9,803		6,845	5,820	5,392
Income before provision for income taxes	2,355	429		2,628	2,800	1,724
Provision for income taxes	450	14		822	880	542
Net income	$1,905	$415		$1,806	$1,920	$1,182
Net income per share	$0.26	$0.07	(1)	$-	$-	$-

__________________
(1)
Net income per share is for the fourth quarter 2004. Before September 30, 2004, Naugatuck Valley Financial did not exist and Naugatuck Valley Savings operated as a mutual institution and, accordingly, had no per share data.

	At or For the Year Ended December 31,
	2005	2004	2003	2002	2001

Performance Ratios:
Return on average assets	0.62%	0.16%	0.77%	0.91%	0.65%

Return on average equity	3.66	1.42	8.59	10.23	6.95

Interest rate spread (1)	3.68	3.78	3.77	3.77	3.50

Net interest margin (2)	3.87	3.85	3.85	3.90	3.71

Noninterest expense to average assets	3.27	3.81	2.94	2.75	2.96

Efficiency ratio (3)	80.61	95.47	71.62	65.20	74.43

Dividend payout ratio (4)	61.54	-	-	-	-

Average interest-earning assets to average interest-bearing liabilities	111.20	104.98	103.69	105.20	105.87

Average equity to average assets	16.87	11.37	9.02	8.86	9.35

Capital Ratios:
Total capital to risk-weighted assets	17.88%	23.61%	16.21%	15.37%	14.74%

Tier 1 capital to risk-weighted assets	17.07	22.52	14.96	14.12	13.47

Tier 1 capital to adjusted total assets (5)	12.93	14.78	8.64	8.30	8.40

Total equity to total assets	14.34	19.43	8.70	8.71	8.70

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.72%	0.89%	0.99%	1.19%	1.16%

Allowance for loan losses as a percent of nonperforming loans	638.78	306.88	199.78	162.91	144.66

Net charge-offs (recoveries) to average loans outstanding during the period	0.01	(0.01)	0.13	0.05	(0.02)

Nonperforming loans as a percent of total loans	0.11	0.29	0.50	0.73	0.80

Nonperforming assets as a percent of total assets	0.10	0.25	0.46	0.58	0.72

Other Data:
Number of:
Deposit accounts	25,592	22,599	22,447	22,059	21,823
Full service customer service facilities	6	5	5	4	4
_________________________
(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents noninterest expense (less intangible amortization) divided by the sum of net interest income and noninterest income.
(4)	Represents dividends declared per share divided by basic net income per share.
(5)	Data for 2003 represents Tier 1 capital to average assets.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The objective of this section is to help the reader understand our views on our financial condition and results of operations. You should read this discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this annual report.

Overview

Income. We have two primary sources of pre-tax income. The first is net interest income, which is the difference between interest income, the income that we earn on our loans and investments, and interest expense, the interest that we pay on our deposits and borrowings.

To a much lesser extent, we also recognize pre-tax income from fees and service charges, which is the compensation we receive from providing products and services. Our primary noninterest income comes from fees and service charges on loan and deposit accounts. We also earn income from bank owned life insurance, sales of loans and investments and investment advisory services.

Expenses. The expenses we incur in operating our business consist of compensation, taxes and benefits, office occupancy, computer processing fees, advertising and professional fees and other expenses.

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

Professional fees include fees paid for our attorneys, accountants and consultants.

Other expenses include expenses for insurance (including Federal Deposit Insurance Corporation insurance), postage, expenses associated with being a public company, expenses related to checking accounts, supervisory examinations and other miscellaneous operating activities.

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

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. We engage an independent review of our commercial loan portfolio annually and adjust our loan ratings based upon this review. In addition, our banking regulators as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. See notes 2 and 4 of the notes to the financial statements included in this annual report.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed periodically as regulatory and business factors change. See note 11 of the notes to the financial statements in this annual report.

Operating Strategy

At Naugatuck Valley Financial we are driven to grow and become more profitable by delivering the products our customers want, expanding our branch facilities and providing superior service. We manage our assets and liabilities using strategies to increase our net interest margin and limit interest rate risk. In order to decrease our reliance on net interest income, we continue to pursue initiatives to increase non-interest income. In addition, we apply conservative underwriting practices to maintain the quality of our loan portfolio and we are dedicated to regulatory compliance.

New products, branch expansion and superior service

We currently offer a wide array of products designed to meet the financial needs of existing and potential customers. We continue to enhance delivery of these products through branch expansion and through the training of existing employees and hiring of new employees skilled in the delivery of superior customer service. We have improved the presentation of our internet banking and bill pay systems and maintain a “voice response” inquiry phone line to provide service to customers without internet access. During 2005, we supplemented our existing product offerings with an overdraft privilege product, a tiered money market account, a bump-up certificate of deposit product, the origination of reverse mortgages and a brokerage arrangement for mortgages which do not meet our underwriting standards.

In addition, we have expanded and improved our branch facilities in the Greater Naugatuck Valley of Connecticut. During 2005, we opened a new branch in Seymour and moved our Shelton Branch to a larger and more convenient location. Early in 2006, we broke ground for a new office in the Southford section of Southbury. During 2006, we will improve the accessibility and convenience of our Beacon Falls branch with enhancements to the drive-up and ATM facilities. We will continue to upgrade our current branch facilities and to pursue expansion in the Greater Naugatuck Valley in future years through de novo branching and branch acquisitions. We also may consider exploring expansion opportunities in surrounding counties.

We differentiate ourselves from our larger competitors through our community orientation and through the delivery of superior customer service. We provide sales training to our customer contact employees and provide incentives for them to cross sell and maintain high levels of service. We have also increased marketing expenditures to more effectively “get the word out” about our products, services and image. We have been successful in attracting new employees with skill sets needed to help us to accomplish our goal of profitable growth. During 2005, we hired an experienced Chief Lending Officer, a commercial and industrial lender and two employees experienced in the origination of residential mortgages. In addition, we also supplemented our financial staff with an experienced controller.

Asset and liability management

Historically, we have pursued a strategy of maintaining a high loan-to-asset ratio. This strategy requires us to prudently deploy our sources of funds, primarily deposits, into new loans. As of December 31, 2005, our loan to asset ratio was 73%, down from 77% as of December 31, 2004. During 2005 we experienced significant loan and deposit growth as a result of the sales efforts of our employees combined with focused marketing efforts. We are experienced in operating with a high loan-to-asset ratio and this experience served us well in 2005 as we successfully managed our net interest margin and net interest income by investing funds in high quality residential mortgages, consumer lines of credit and small business and development loans.

We utilize a number of tools to increase net interest income and decrease interest rate risk. These tools include the purchase of short-term investments and the pursuit of a leverage strategy under which we fund our investments with lower cost borrowings.

Increasing non-interest income

We strive to decrease reliance on net interest income by increasing our sources and amount of non-interest income. Income from investment advisory services grew in 2005 and was supplemented with new income from our overdraft protection services, reverse mortgages and the brokerage arrangement for mortgages that do not meet our underwriting standards. We also increased our investment in bank-owned life insurance during 2005 which provides an additional source of non-interest income. We intend to continue to explore opportunities to increase non-interest income in the future.

Credit quality

We are dedicated to strict adherence to our conservative underwriting standards that we believe allows us to limit charge-offs and limit additions to our loan loss reserves in the future. At the same time we are committed to the maintenance of adequate loan loss reserves.

Regulatory compliance and protection of confidential customer data

We operate in a highly regulated industry and understand the importance of regulatory compliance to the safety and soundness of our bank system. We have an excellent record of compliance and it is our goal to maintain that record. We have also taken steps necessary to assure that all of our customers personal data is safeguarded from unauthorized access.

Balance Sheet

Loans. Our principal lending activity is the origination of loans secured by real estate primarily located in our market area. We originate real estate loans secured by one- to four-family residential homes and, to a much lesser but growing extent, we originate multi-family and commercial real estate and construction loans. At December 31, 2005, real estate loans totaled $215.5 million, or 81.6% of total loans compared to $174.8 million, or 84.0% of total loans at December 31, 2004 and $159.7 million, or 86.3% of total loans at December 31, 2003. Real estate loans have increased since December 31, 2001 due to historically low interest rates, our expanding branch network and significant growth in both residential and commercial real estate development, which we believe is attributable to the availability of lower cost land in the Greater Naugatuck Valley area and the expansion of commuting patterns out of southwestern Connecticut.

The largest segment of our real estate loans is one- to four-family residential loans. At December 31, 2005, these loans totaled $156.9 million and represented 72.8% of real estate loans and 59.4% of total loans compared to $134.8 million, which represented 77.1% of real estate loans and 64.8% of total loans, at December 31, 2004. One- to four-family residential loans increased $22.1 million, or 16.4%, from December 31, 2004 to December 31, 2005 and increased $3.4 million, or 2.6%, from December 31, 2003 to December 31, 2004, reflecting a large volume of loan originations offset by loan repayments. In periods of low and falling interest rates, loan demand increases, but repayments of loans also increase as borrowers refinance in order to benefit from lower available interest rates.

Multi-family and commercial real estate loans are the second largest segment of our real estate loan portfolio. This portfolio was $33.6 million and represented 15.6% of real estate loans and 12.7% of total loans at December 31, 2005 compared to $22.6 million, which represented 12.9% of real estate loans and 10.8% of total loans, at December 31, 2004. Multi-family and commercial real estate loans increased $11.0 million, or 49.0%, for the year ended December 31, 2005 and $8.3 million, or 58.1%, in the year ended December 31, 2004 due to significant new development within parts of our market area and increased market share.

We also originate construction loans secured by residential and commercial real estate. This portfolio was $24.9 million and represented 11.6% of real estate loans and 9.5% of total loans at December 31, 2005 compared to $17.5 million, which represented 10.0% of real estate loans and 8.4% of total loans at December 31, 2004. Construction loans increased $7.4 million, or 42.6%, for the year ended December 31, 2005 and $3.4 million, or 24.1%, in the year ended December 31, 2004 primarily due to significant new development within parts of our market area and increased market share.

We originate commercial business loans secured by business assets other than real estate, such as business equipment, inventory and accounts receivable and letters of credit. Commercial business loans totaled $9.7 million, and represented 3.7% of total loans at December 31, 2005, compared to $5.0 million, representing 2.4% of total loans, at December 31, 2004.

We also originate a variety of consumer loans, including second mortgage loans, home equity lines of credit and loans secured by savings accounts and automobiles. Consumer loans totaled $38.8 million and represented 14.7% of total loans at December 31, 2005, compared to $28.3 million, which represented 13.6% of total loans at December 31, 2004. The $10.5 million, or 36.9%, increase for the year ended December 31, 2005 and the $7.3 million, or 34.4%, increase for the 2004 fiscal year was due to targeted increased marketing activities and competitive pricing on our home equity products.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,
	2005		2004		2003		2002		2001
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate loans:
One- to four-family	$156,900	59.44%	$134,785	64.75%	$131,353	70.98%	$132,134	77.85%	$126,482	78.07%
Construction	24,943	9.45	17,486	8.40	14,094	7.62	6,888	4.06	6,526	4.03
Multi-family and commercial real estate	33,608	12.73	22,559	10.84	14,273	7.71	10,285	6.06	7,172	4.43
Total real estate loans	215,451	81.62	174,830	83.99	159,720	86.31	149,307	87.97	140,180	86.52
Commercial business loans	9,728	3.69	4,989	2.40	4,240	2.29	1,693	1.00	875	0.54
Consumer loans:
Savings accounts	785	0.30	679	0.33	592	0.32	519	0.31	738	0.46
Personal	212	0.08	217	0.10	139	0.08	153	0.09	116	0.07
Automobile	160	0.06	98	0.05	143	0.08	181	0.11	291	0.18
Home equity	37,628	4.25	27,342	13.13	20,212	10.92	17,873	10.53	19,815	12.23
Total consumer loans	38,785	14.69	28,336	13.61	21,086	11.40	18,726	11.03	20,960	12.94
Total loans	263,964	100.00%	208,155	100.00%	185,046	100.00%	169,726	100.00%	162,015	100.00%

Less:
Allowance for loan losses	1,878		1,829		1,810		1,994		1,856
Undisbursed construction loans	2,258		2,094		2,519		1,168		1,071
Deferred loan origination fees	401		412		339		518		632
Loans receivable, net	$259,427		$203,820		$180,378		$166,046		$158,456

The following table sets forth certain information at December 31, 2005 regarding the dollar amount of loans repricing or maturing during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated maturity are reported as due in one year or less.

	At December 31, 2005
	Real Estate Loans	Commercial Business Loans	Consumer Loans	Total Loans
	(In thousands)
One year or less	$34,232	$5,442	$19,686	$59,360
More than one year to five years	34,685	2,591	3,399	40,675
More than five years	146,534	1,695	15,700	163,929
Total	$215,451	$9,728	$38,785	$263,964

The following table sets forth the dollar amount of all loans at December 31, 2005 that are due after December 31, 2006 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude applicable loans in process, nonperforming loans and deferred loan fees, net.

	Fixed-Rates	Floating or Adjustable- Rates	Total
	(In thousands)
Real estate loans:
One- to four-family	$122,673	$21,633	$144,306
Construction	5,068	995	6,063
Multi-family and commercial	3,138	27,712	30,850
Commercial business loans	1,693	2,593	4,286
Consumer loans	17,160	1,939	19,099
Total	$149,732	$54,872	$204,604

The following table shows loan origination activity during the periods indicated.

	Year Ended December 31,
	2005	2004	2003
	(In thousands)

Total loans at beginning of period	$208,155	$185,046	$169,726
Loans originated:
Real estate loans:
One- to four-family	42,144	30,002	64,689
Construction	27,695	20,598	13,489
Multi-family and commercial	23,389	10,865	5,365
Commercial business loans	6,308	3,962	3,196
Consumer loans	24,664	18,416	14,307
Total loans originated	124,200	83,843	101,046
Loans purchased	—	—	—
Deduct:
Real estate loan principal repayments	(52,607)	(44,622)	(67,857)
Loan sales	—	(1,927)	(8,851)
Other repayments	(15,784)	(14,185)	(9,018)
Net loan activity	55,809	23,109	15,320
Total loans at end of period	$263,964	$208,155	$185,046

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

The allowance for loan losses is established to recognize the inherent losses associated with lending activities. Loss and risk factors are based on our historical loss experience and industry averages and may be adjusted for significant factors that in management’s judgment affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending area, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, and bank regulatory examination results.

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

We retain a general loan loss allowance on loans classified as passed. This portion of our allowance is determined based on our historical loss experience, delinquency trends, and management’s evaluation of the loan portfolio and may be adjusted for significant factors that in management’s judgment affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. These factors are reviewed regularly to ensure their relevance in the prevailing business environment.

Classified Assets. Our assets classified internally as special mention, substandard or doubtful (all regulatory classifications for problem assets) by our internal classification system are individually evaluated by management and an allowance percentage, increasing as the probability of loss increases, is assigned to each classified asset based on the collateral value and loan balance. The level of the allowance percentage is further dependent on whether the loan is secured by real estate, secured by assets other than real estate or unsecured. Loans classified as loss are charged off and, if the loan is secured by real estate collateral, the real estate is transferred to foreclosed real estate.

The loss factors allowance percentages which are presently used to determine the reserve level were updated in 2005 based on various risk factors such as type of loan, collateral and loss history. These factors are subject to ongoing evaluation to ensure their relevance to our loan portfolio in the current economic environment.

When we determine that a loan is troubled and where, based on current information and events, it is probable that we will not be able to collect all amounts due, the excess of the recorded investment in the loan over the fair market value of any collateral, net of estimated costs to sell the asset, is classified as loss, and we classify the remainder of the loan balance is classified as substandard the remainder.

We identify loans which may require charge off as a loss are identified by reviewing all delinquent loans, significant credits, loans classified as substandard, doubtful, loss, or special mention by our internal classification system, all classified loans, and other loans that management may have concerns about collectibility, such as loans to a specific industry. For individually reviewed loans, a borrower’s inability to service a credit according to the contractual terms based on the borrower’s cash flow and or a shortfall in collateral value would result in the recording of a charge off of the loan or the portion of the loan that was impaired.

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

The following table sets forth the breakdown of the allowance for loan losses based on the components of our allowance at the dates indicated.

	At December 31, 2005	At December 31, 2004
	(In thousands)

Passed assets	$1,425	$1,343
Classified assets	450	389
Unallocated	3	97
Total	$1,425	$1,829

At December 31, 2005, our allowance for loan losses represented 0.72% of total gross loans and 638.78% of nonperforming loans. The allowance for loan losses increased $49,000 from December 31, 2004 to December 31, 2005. The increase in the allowance was the result of net recoveries and provisions for loan losses.

At December 31, 2004, our allowance for loan losses represented 0.89% of total gross loans and 306.88% of nonperforming loans. The allowance for loan losses increased $19,000 from December 31, 2003 to December 31, 2004 due to net recoveries.

Total nonperforming loans decreased during the year ended December 31, 2005 due to improved asset quality and favorable economic conditions. The Company recorded a provision for loan losses of $32,000 during the year ended December 31, 2005. There were no additions to the provisions made in the 2004 period.

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

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)

Allowance at beginning of period	$1,829	$1,810	$1,994	$1,856	$1,749
Provision for loan losses	32	—	45	231	80
Less: Charge offs:
Real estate loans	—	—	265	112	28
Commercial business loans	3	51	—	—	—
Consumer loans	1	5	2	5	3
Total charge-offs	4	56	267	117	31

Plus: Recoveries:
Real estate loans	18	43	38	23	57
Commercial business loans	3	—	—	—	—
Consumer loans	—	32	—	1	1
Total recoveries	21	75	38	24	58
Net charge-offs (recoveries)	(17)	(19)	229	93	(27)

Allowance at end of period	$1,878	$1,829	$1,810	$1,994	$1,856

Allowance to nonperforming loans	638.78%	306.88%	199.78%	162.91%	144.66%
Allowance to total loans outstanding at the end of the period	0.72%	0.89%	0.99%	1.19%	1.16%
Net charge-offs (recoveries) to average loans outstanding during the period	0.01%	(0.01)%	0.13%	0.05%	(0.02)%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,
	2005			2004			2003
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)
One- to four-family	$724	38.55%	59.44%	$864	47.25%	64.75%	$927	51.22%	70.98%
Construction	376	20.02	9.45	142	7.76	8.40	185	10.22	7.62
Multi-family and commercial real estate	379	20.18	12.73	374	20.45	10.84	321	17.73	7.71
Commercial business	113	6.02	3.69	50	2.73	2.40	92	5.08	2.29
Consumer loans	283	15.07	14.69	302	16.51	13.61	232	12.82	11.40
Unallocated	3	0.16	—	97	5.30	—	53	2.93	—
Total allowance for loan losses	$1,878	100.00%	100.00%	$1,829	100.00%	100.00%	$1,810	100.00%	100.00%

	At December 31,
	2002			2001
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)

One- to four-family	$1,566	78.54%	77.85%	$1,633	87.98%	78.07%
Construction	100	5.02	4.06	44	2.37	4.03
Multi-family and commercial real estate	148	7.42	6.06	37	1.99	4.43
Commercial business	59	2.96	1.00	4	0.22	0.54
Consumer loans	78	3.91	11.03	83	4.47	12.93
Unallocated	43	2.16	—	55	2.96	—
Total allowance for loan losses	$1,994	100.00%	100.00%	$1,856	100.00%	100.00%

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

Nonperforming assets totaled $341,000, or 0.10% of total assets, at December 31, 2005, which was a decrease of $323,000, or 48.6%, from December 31, 2004. Nonaccrual loans accounted for 86.2% of the total nonperforming assets at December 31, 2005. At December 31, 2005, $40,000 of the allowance for loan losses was related to nonaccrual real estate loans.

Nonperforming assets totaled $664,000, or 0.25% of total assets, at December 31, 2004, which was a decrease of $450,000, or 40.4%, from December 31, 2003. Nonaccrual loans accounted for 89.8% of the total nonperforming assets at December 31, 2004. At December 31, 2004, $74,000 of the allowance for loan losses was related to nonaccrual real estate loans.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider one- to four-family mortgage loans and consumer loans to be homogeneous and only evaluate them for impairment separately when they are delinquent or classified. Other loans are evaluated for impairment on an individual basis. At December 31, 2005, no loans were considered impaired.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings or any accruing loans past due 90 days or more at the dates presented.

	At December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Nonaccrual loans:
One- to four-family	$165	$474	$500	$1,041	$1,217
Multi-family and commercial real estate	120	119	315	117	—
Commercial business	9	3	15	—	—
Consumer	—	—	76	66	66
Total	294	596	906	1,224	1,283

Foreclosed real estate	47	68	208	108	160

Total nonperforming assets	$341	$664	$1,114	$1,332	$1,443

Total nonperforming loans to total loans	0.11%	0.29%	0.50%	0.73%	0.80%

Total nonperforming loans to total assets	0.08%	0.22%	0.37%	0.54%	0.64%

Total nonperforming assets to total assets	0.10%	0.25%	0.46%	0.58%	0.72%

Other than disclosed above, there are no other loans at December 31, 2005 that we have serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Interest income that would have been recorded for the years ended December 31, 2005 and December 31, 2004 had nonaccruing loans been current according to their original terms amounted to $20,900 and $44,600, respectively. Income related to nonaccrual loans included in interest income for the years ended December 31, 2005 and December 31, 2004 amounted to $19,600 and $20,000, respectively.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful, we must establish a general allowance for loan losses. If we classify an asset as loss, we must charge off such amount.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At December 31,
	2005	2004
	(In thousands)

Special mention assets	$5,197	$3,022
Substandard assets	1,360	2,058
Doubtful assets	10	—
Loss assets	—	—
Total classified assets	$6,567	$5,080

Special mention assets at December 31, 2005 and December 31, 2004 did not include any nonaccrual loans. Substandard assets at December 31, 2005 and December 31, 2004 included nonaccrual loans of $284,000 and $581,000, respectively. All doubtful assets at December 31, 2005 and December 31, 2004 were nonaccrual loans and all loss assets at December 31, 2005 were nonaccrual loans.

Delinquencies. The following table provides information about delinquencies in our loan portfolios at the dates indicated.

	At December 31,
	2005		2004		2003
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)

One- to four-family	$792	$498	$2,017	$581	$999	$670
Multi-family and commercial real estate	—	—	510	150	272	62
Commercial business	164	—	64	15	20	—
Consumer loans	7	—	135	12	61	75
Total	$963	$498	$2,726	$758	$1,352	$807

Securities. Our securities portfolio consists primarily of U.S. Government and agency obligations as well as mortgage-backed securities and collateralized mortgage obligations with maturities of 30 years or less. Securities increased by $26.8 million in the year ended December 31, 2005 primarily due to the purchase of securities funded primarily through Federal Home Loan Bank advances. Securities decreased by $2.5 million in the year ended December 31, 2004 primarily due to the sale of $9.3 million of securities with a weighted average rate of 3.56%. This was partially offset by the purchase of new securities using proceeds from the stock offering. Substantially all of our mortgage-backed securities and collateralized mortgage obligations were issued either by Ginnie Mae, Fannie Mae or Freddie Mac. Our securities portfolio also includes a private label collateralized mortgage obligation along with municipal obligations, money market preferred obligations and, to a lesser extent, corporate obligations and interest-bearing balances (certificates of deposits) at other institutions. The interest-bearing balances are all held-to-maturity and all mature within three years.

The following table sets forth the amortized costs and fair values of our securities portfolio at the dates indicated.

	At December 31,
	2005		2004		2003
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Available-for-sale securities:
U.S. Government and agency obligations	$8,497	$8,369	$15,072	$15,210	$22,861	$23,356
Mortgage-backed securities	22,544	22,082	12,249	12,092	7,865	7,748
Collateralized mortgage obligations	4,199	4,098	3,812	3,794	6,031	6,062
Municipal obligations	8,715	8,769	—	—	—	—
Money market preferred obligations	6,000	6,000	—	—	—	—
Corporate obligations	1,928	1,923	—	—	—	—

Held-to-maturity securities:
U.S. Government and agency obligations	1,202	1,189	703	708	706	722
Interest-bearing balances	3,800	3,800	4,465	4,465	855	855
Total	$56,885	$56,230	$36,301	$36,269	$38,318	$38,743

At December 31, 2005, we did not own any securities, other than U.S. Government and agency securities, that had an aggregate book value in excess of 10% of our total capital at that date.

The following table sets forth the final maturities and weighted average yields of securities at December 31, 2005. Mortgage-backed securities and collateralized mortgage obligations are secured by mortgages and as a result produce monthly principal repayments which are not reflected in the table below. Certain mortgage-backed securities, collateralized mortgage obligations and money market preferred obligations have adjustable interest rates and reprice within the various maturity ranges. These repricing schedules are not reflected in the table below. At December 31, 2005, mortgage-backed securities and collateralized mortgage obligations with adjustable rates totaled $26.5 million.

	Less Than One Year		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)
Available-for-sale securities:
U.S. Government and agency obligations	$6,806	4.22%	$7,404	4.13%	$965	5.52%	$—	—%	$15,175	4.26%
Mortgage-backed securities	—	—	1,836	3.70	—	—	20,246	4.44	22,082	4.38
Collateralized mortgage obligations	—	—	—	—	—	—	4,098	4.17	4,098	4.17
Municipal obligations	—	—	—	—	—	—	8,769	4.77	8,769	4.77
Money market preferred obligations	6,000	3.66	—	—	—	—	—	—	6,000	3.66
Corporate obligations	—	—	192	5.21	—	—	—	—	1,923	5.21
Total available-for-sale securities	12,806	3.96	11,163	4.25	965	5.52	33,113	4.49	58,047	4.34

Held-to-maturity securities:
U.S. Government and agency obligations	—		1,202	4.10	—	—	—	—	1,202	4.10
Interest-bearing balances	2,470	2.34	1,330	3.16	—	—	—	—	3,800	2.63
Total held-to-maturity securities	2,470	2.34	2,532	3.61	—	—	—	—	5,002	2.98
Total	$15,276	3.70	$13,695	4.13	$965	5.52	$33,113	4.49	$63,049	4.24

Bank Owned Life Insurance. During 2003, we purchased life insurance policies on certain key executives. We purchased $2.5 million of additional policies in the fourth quarter of 2005. Bank owned life insurance is recorded as an asset at the lower of its cash surrender value or the amount that can be realized.

Deposits. Our primary source of funds are retail deposit accounts held principally by individuals and businesses within our market area. The deposit base is comprised of certificate accounts, regular savings accounts, checking and NOW accounts and money market savings accounts. At December 31, 2005, we had no brokered deposits. Total deposits increased $47.5 million or 24.6% in the year ended December 31, 2005. During that time period, certificate accounts increased 50.8%, regular savings accounts increased by 16.9%, checking and NOW accounts increased by 26.5% while money market deposit accounts decreased by 35.3%. The increases in our deposit accounts were primarily due to increased advertising and more aggressive pricing. The decrease in money market accounts was primarily due to the transfer of funds to a new savings product with higher pricing.

The following table sets forth the balances of our deposit products at the date indicated.

	At December 31,
	2005	2004	2003
	(In thousands)

Certificate accounts	$122,431	$81,200	$86,192
Regular savings accounts	51,375	43,941	40,185
Checking and NOW accounts	46,825	37,003	32,723
Money market savings accounts	20,215	31,222	24,355
Total	$240,846	$193,366	$183,455

The following table indicates the amount of jumbo certificate accounts by time remaining until maturity at December 31, 2005. Jumbo certificate accounts require minimum deposits of $100,000.

Maturity Period	Certificate Accounts
(In thousands)

Three months or less	$2,610
Over three through six months	6,104
Over six through twelve months	6,442
Over twelve months	16,845
Total	$32,001

The following table sets forth the certificate accounts classified by rates at the dates indicated.

	At December 31,
	2005	2004	2003
	(In thousands)

0.00 - 0.99%	$2,416	$13,094	$15,170
1.00 - 1.99	17,633	31,371	34,215
2.00 - 2.99	16,699	14,704	14,026
3.00 - 3.99	50,729	14,228	12,953
4.00 - 4.99	34,954	6,884	8,546
5.00 - 5.99	—	919	1,282
Total	$122,431	$81,200	$86,192

The following table sets forth the amount and maturities of certificate accounts at December 31, 2005.

	Amount Due
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three to Four Years	More Than Four Years	Total	Percent of Total Certificate Accounts
	(Dollars in thousands)

0.00 - 0.99%	$2,367	$49	$—	$—	$—	$2,416	1.97%
1.00 - 1.99	14,386	2,985	262	—	—	17,633	14.40
2.00 - 2.99	14,249	1,533	917	—	—	16,699	13.64
3.00 - 3.99	28,306	11,660	7,707	2,813	243	50,729	41.43
4.00 - 4.99	3,886	20,840	4,678	1,262	4,288	34,954	28.55
Total	$63,194	$37,067	$13,564	$4,075	$4,531	$122,431	100.00%

The following table sets forth the savings activity for the periods indicated.

	Year Ended December 31,
	2005	2004	2003
	(In thousands)

Beginning balance	$193,366	$183,455	$173,231
Increase before interest credited	44,086	7,654	7,376
Interest credited	3,394	2,257	2,848
Net increase in savings deposits	47,480	9,911	10,224
Ending balance	$240,846	$193,366	$183,455

Borrowings. We borrow funds from the Federal Home Loan Bank of Boston during periods of low liquidity to match fund increases in our fixed-rate mortgage portfolio and to provide long-term fixed-rate funding with the goal of decreasing our exposure to an increase in interest rates. In 2005 we also borrowed funds from the Federal Home Loan Bank of Boston to purchase securities. In addition, we occasionally borrow short-term from correspondent banks to cover temporary cash needs. At December 31, 2005, we had the ability to borrow a total of $2.5 million from a correspondent bank, $1.9 million of which was borrowed at such date.

The following table presents certain information regarding our Federal Home Loan Bank advances during the periods and at the dates indicated.

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)

Maximum amount of advances outstanding at any month end during the period	$57,059	$34,643	$34,990
Average advances outstanding during the period	38,530	27,379	27,765
Weighted average interest rate during the period	3.93%	4.59%	5.02%
Balance outstanding at end of period	$57,059	$15,826	$34,990
Weighted average interest rate at end of period	4.20%	4.42%	4.37%

Capital. Total capital decreased by $600,000, or 1.2%, to $51.0 million at December 31, 2005 from $51.6 million at December 31, 2004. Total capital increased $30.4 million, or 143.4%, to $51.6 million at December 31, 2004 from $21.2 million at December 31, 2003. Our average equity to average assets ratio was 16.87% at December 31, 2005 compared to 11.37% at December 31, 2004 and 9.02% at December 31, 2003. Total capital increased in 2003 and 2004 primarily due to net income in 2003 and the minority stock issuance in 2004. The decrease in 2005 was due to net income of $1.9 million, $1.8 million in capital adjustments related to the Company’s 2005 Equity Incentive Plan, year-to-date dividends of $500,000 paid to stockholders, a net increase to the unrealized loss on available-for-sale securities of $427,000 and $218,000 in capital adjustments related to the release of 19,889 shares of our employee stock ownership plan.

Comparison of Operating Results for the Years Ended December 31, 2005, 2004 and 2003

Overview.
	2005	2004	2003	% Change 2005/2004	% Change 2004/2003
	(Dollars in thousands)

Net income	$1,905	$415	$1,806	359.04%	(77.02)%
Return on average assets	0.62%	0.16%	0.77%	287.50%	(79.22)%
Return on average equity	3.66%	1.42%	8.59%	157.75%	(83.47)%

2005 v. 2004.  Net income increased primarily due to an increase in net interest income and non-interest income. These increases were partially offset by increases in non-interest expense and increases in tax and loan loss provisions.

2004 v. 2003. Net income decreased primarily due to an increase in noninterest expense. The increase in noninterest expense was primarily the result of a charitable contribution expense of $1.5 million to establish the Naugatuck Valley Savings and Loan Foundation and a prepayment fee of $498,000 paid to the Federal Home Loan Bank of Boston for the early payoff of $9.6 million in advances.

Net Interest Income.

2005 v. 2004. Net interest income increased $1.9 million, or 19.8%, to $11.0 million for 2005. The increase in net interest income for 2005 was the result of an increase in the average balances of interest earning assets combined with an increase in the average rate earned on these assets, partially offset by higher cost of funds.

Interest and dividend income for 2005 was $15.9 million, compared to $12.7 million for 2004, an increase of $3.2 million, or 25.1%. This increase was the result of an increase in the average balances of interest earning assets of 19.1% combined with an increase in the average rate earned on these assets of 27 basis points over the 2004 rates. The increase in interest earning assets is attributed primarily to an increase in the loan and investment portfolios. The average balances in the loan portfolio increased by 18.4% to $225.8 million in 2005, up from $190.7 million in 2004, while the average balance of investments increased by 59.1% to $53.0 million in 2005 from $33.3 million in 2004.

Interest expense for 2005 was $4.9 million compared to $3.6 million for 2004, an increase of $1.3 million or 38.8%. This increase resulted from a 37 basis point increase in the rates paid on interest-bearing liabilities to 1.94% in 2005 from 1.57% in 2004 due to rising market rates on deposits and borrowings along with increases in the average balances of deposits and borrowings of $28.1 million, or 12.4%, to $254.5 million in 2005 from $226.4 in 2004. The increase in the average interest-bearing liabilities was due to increases in certificates of deposit, regular savings, checking and advances from the Federal Home Loan Bank, partially offset by a decrease in the average balance of money market savings accounts.

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

Interest expense for 2004 was $3.6 million compared to $4.2 million for 2003, a decrease of $682,000 or 16.1%. This decrease resulted from a 44 basis point decrease in the rates paid on interest-bearing liabilities to 1.57% in 2004 from 2.01% in 2003 due to a decline in market interest rates, partially offset by an increase in the average balance of interest-bearing liabilities of $15.6 million, or 7.4%, to $226.4 million in 2004 from $210.8 in 2003. The increase in the average interest-bearing liabilities was due to increases in regular savings, checking and money market savings accounts.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends, the total dollar amount of interest expense and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of daily balances and nonaccrual loans are included in average balances only. During the 2005 period, we held tax-exempt municipal securities with an average balance of $6.3 million. The yields below do not reflect the tax benefits of these securities.

	2005			2004			2003
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)

Interest-earning assets:
Loans	$225,804	$13,642	6.04%	$190,713	$11,240	5.89%	$171,796	$11,052	6.43%
Fed Funds sold	1,756	56	3.19	11,726	174	1.48	6,024	64	1.06
Investment securities	52,987	2,102	3.97	33,307	1,245	3.74	39,150	1,480	3.78
Federal Home Loan Bank stock	2,481	108	4.35	1,950	54	2.77	1,562	48	3.07
Total interest-earning assets	283,028	15,908	5.62	237,696	12,713	5.35	218,532	12,644	5.79
Noninterest-earning assets	25,386			19,731			14,534
Total assets	$308,414			$257,427			$233,066

Interest-bearing liabilities:
Certificate accounts	$99,487	$2,772	2.79	$84,890	$1,784	2.10	$89,938	$2,315	2.57
Regular savings accounts and escrow	51,326	360	0.70	48,929	209	0.43	40,905	229	0.56
Checking and NOW accounts	39,857	46	0.12	37,620	49	0.13	30,544	81	0.27
Money market savings accounts	25,160	245	0.97	27,547	261	0.95	21,599	223	1.03
Total interest-bearing deposits	215,830	3,423	1.59	198,986	2,303	1.16	182,986	2,848	1.56

FHLB advances	38,530	1,512	3.92	27,379	1,256	4.59	27,765	1,393	5.02
Other borrowings	161	6	3.73	16	—		—	—
Total interest-bearing liabilities	254,521	4,941	1.94	226,381	3,559	1.57	210,751	4,241	2.01

Noninterest-bearing liabilities	1,869			1,767			1,285
Total liabilities	256,390			228,148			212,036

Capital	52,024			29,279			21,030
Total liabilities and capital	$308,414			$257,427			$233,066
Net interest income		$10,967			$9,154			$8,403
Interest rate spread			3.68%			3.78%			3.77%
Net interest margin			3.87%			3.85%			3.85%
Average interest-earning assets to average interest-bearing liabilities			111.20%			105.00%			103.69%

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

	2005 Compared to 2004			2004 Compared to 2003
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Interest income:
Loans	$2,114	$288	$2,402	$789	$(601)	$188
Fed Funds sold	340	(458)	(118)	77	33	110
Investment securities	775	82	857	(218)	(17)	(235)
Federal Home Loan Bank stock	17	37	54	10	(4)	6
Total interest income	3,247	(52)	3,195	658	(589)	69

Interest expense:
Certificate accounts	341	647	988	(124)	(407)	(531)
Regular savings accounts	11	140	151	28	(48)	(20)
Checking and NOW accounts	3	(6)	(3)	27	(59)	(32)
Money market savings accounts	(24)	8	(16)	54	(16)	38
Total deposit expense	332	788	1,120	(16)	(529)	(545)
FHLB advances	397	(141)	256	(19)	(118)	(137)
Other borrowings	—	6	6	—	—	—
Total interest expense	729	653	1,382	(35)	(647)	(682)
Net interest income	$2,518	$(705)	$1,813	$693	$58	$751

Provision for Loan Losses.

2005 v. 2004. In 2005, a $32,000 provision was made to the allowance for loan losses. The provision in 2005 is due to the increasing size of the loan portfolio, in particular, the increasing size of our construction, multi-family and commercial real estate and commercial business loan portfolios. In addition, there was an increase in the allowance due to net recoveries. During 2005 there was a decrease in nonperforming loans and assets. As a result there was an increase in the ratio of the allowance to nonperforming loans and assets.

2004 v. 2003. In 2004, no provision was made to the allowance for loan losses. During 2004 there was a decrease in nonperforming loans and assets as well as improved asset quality ratios. Although no provision for loan losses was made in 2004, there was an increase in the allowance due to net recoveries. As a result there was an increase in the ratio of the allowance to nonperforming loans.

An analysis of the changes in the allowance for loan losses is presented under “-Allowance for Loan Losses and Asset Quality.”

Noninterest Income. The following table shows the components of noninterest income and the percentage changes from 2005 to 2004 and from 2004 to 2003.

	2005	2004	2003	% Change 2005/2004	% Change 2004/2003
	(Dollars in thousands)

Fees for services	$974	$872	$851	11.70%	2.47%
Income from bank owned life insurance	218	201	133	8.46	51.13
Gain on sale of mortgages	—	5	14	(100.00)	(64.29)
Gain (loss) on sale of investments	47	(156)	1	130.13	(15,700.00)
Income from investment advisory services, net	167	93	45	79.57	106.67
Other income	111	63	71	76.19	(11.27)
Total	$1,517	$1,078	$1,115	40.72%	(3.32)%

2005 v. 2004. Income from investment advisory services increased $74,000, or 79.6%, to $167,000 for the year ended December 31, 2005 compared to $93,000 for the year ended December 31, 2004 due to increased volume in this area. Fees for services increased by $102,000 or 11.7% to $974,000 for the year ended December 31, 2005 up from $872,000 for the year ended December 31, 2004. The 2004 period included a net loss on sale of investments of $156,000, while the 2005 period included a gain of $47,000. An increase of $17,000, or 8.5%, in income earned from investments in bank-owned life insurance was also recorded in the 2005 period.

2004 v. 2003. Income from investment advisory services totaled $93,000 for the year ended December 31, 2004 compared to $45,000 for the year ended December 31, 2003. Income from bank owned life insurance increased to $201,000 for the year ended December 31, 2004 up from $133,000 for the year ended December 31, 2003. The overall decrease of 3.32% in non-interest income for the year ended December 31, 2004 was primarily due to the $156,000 loss on the sale of investments.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes from 2005 to 2004 and from 2004 to 2003.

	2005	2004	2003	% Change 2005/2004	% Change 2004/2003
	(Dollars in thousands)

Compensation, taxes and benefits	$5,912	$4,636	$4,024	27.52%	15.21%
Charitable contributions	34	1,587	50	(97.86)	3,074.00
Office occupancy	1,538	1,191	1,140	29.14	4.47
Computer processing	624	547	507	14.08	7.89
Prepayment fee on Federal Home Loan Bank advances	—	498	—	(100.00)	N/A
Advertising	523	318	240	64.47	32.50
Professional fees	448	272	143	64.71	90.21
Office supplies	232	190	201	22.11	(5.47)
(Gain) Loss on foreclosed real estate, net	(35)	(57)	2	(38.60)	(2,950.00)
Other expenses	821	621	538	32.21	15.43
Total	$10,097	$9,803	$6,845	3.00%	43.21%

Other expenses for all periods include, among other items, insurance, postage and expenses related to checking accounts. Expenses associated with being a public company and supervisory examinations are included in the 2005 and 2004 periods.

2005 v. 2004 The increase in noninterest expense increase was primarily due to an increase of $1.3 million in compensation costs, an increase of $347,000 in office occupancy expenses, an increase of $205,000 in advertising expenditures, an increase of $176,000 in legal, accounting and consulting fees and an increase of $77,000 in computer processing costs. The increase in advertising expense relates to more aggressive advertising for deposit products, while the increase in legal, accounting and consulting fees are the result of being a public company. The compensation costs in the 2005 periods include expenses related to the adoption of the equity incentive plan previously approved by shareholders. Occupancy expenses increased in both 2005 periods as a result of the opening of new branches in January and July 2005. The 2004 period included a charitable contribution of $1.5 million to establish the Naugatuck Valley Savings and Loan Foundation and a prepayment charge of $498,000 on the early payoff of $9.6 million of FHLB borrowings.

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

Income Taxes

2005 v. 2004. Income taxes increased due to a higher level of taxable income in the 2005 period. The 2004 period included the charitable contribution resulting from the formation and funding of the Naugatuck Valley Savings and Loan Foundation. The Company continues to benefit from income exempt from income taxes including income from bank-owned life insurance and municipal securities, along with deferred tax benefits related to tax bad debt reserves in the calculation of the effective tax rate. The effective tax rate for 2005 was 19.1% compared to 3.3% for 2004.

2004 v. 2003. Income taxes decreased due to a lower level of taxable income primarily due to the charitable contribution resulting from the formation and funding of Naugatuck Valley Savings and Loan Foundation, an increase in non-taxable income, and deferred tax benefits related to tax bad debt reserves. The effective tax rate for 2004 was 3.3% compared to 31.3% for 2003.

Market Risk Analysis

Qualitative Aspects of Market Risk. Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between assets and liability maturities (or rate adjustment periods), while maintaining an acceptable interest rate spread, by originating adjustable-rate mortgage loans for retention in our loan portfolio, variable-rate home equity lines and variable-rate commercial loans and by purchasing variable-rate investments and investments with expected maturities of less than 10 years. In 2002-2004 we sold a small percentage of our originations of longer term fixed-rate one- to four-family mortgage loans in the secondary market based on prevailing market interest rate conditions, an analysis of the composition and risk of the loan portfolio, liquidity needs and interest rate risk management goals. We did not sell any loans in 2005. Generally, loans are sold without recourse and with servicing retained. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

Our Asset/Liability Committee communicates, coordinates and controls all aspects of asset/liability management. The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources.

Quantitative Aspects of Market Risk. We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained a 100 to 300 basis point increase or a 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios.

The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2005 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Basis Point (“bp”)	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)

300 bp	$34,847	$(17,063)	(33)%	10.39%	(4.07)%
200	40,579	(11,331)	(22)	11.83	(2.63)
100	46,417	(5,493)	(11)	13.22	(1.24)
0	51,910	—	—	14.46	—
(100)	55,471	3,561	7	15.20	0.74
(200)	54,958	3,048	6	14.98	0.52

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

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2005, December 31, 2004 and December 31, 2003, cash and cash equivalents totaled $9.0 million, $7.6 million and $9.8 million, respectively, including Federal funds of $29,000, $23,000 and $5.0 million, respectively. Securities classified as available for sale, which provide additional sources of liquidity, totaled $58.0 million, $31.1 million and $37.2 million at December 31, 2005, December 31, 2004 and December 31, 2003, respectively. At December 31, 2005, December 31, 2004 and December 31, 2003, we had the ability to borrow a total of $112.3 million, $95.9 million and $97.1 million, respectively, from the Federal Home Loan Bank of Boston, of which $57.1 million, $15.8 million and $35.0 million was outstanding, respectively. At December 31, 2005, December 31, 2004 and December 31, 2003, we had arranged overnight lines of credit of $2.5 million with the Federal Home Loan Bank of Boston for all periods. We had no overnight advances outstanding with the Federal Home Loan Bank of Boston on these dates. In addition, at December 31, 2005, December 31, 2004 and December 31, 2003, we had ability to borrow $2.5 million, $2.0 million and $2.0 million respectively from a correspondent bank, of which $1.9 million was outstanding on this line at December 31, 2005. There were no advances outstanding of this line at December 31, 2004 or December 31, 2003.

At December 31, 2005, we had $18.2 million in unused line availability on home equity lines of credit, $3.3 million in unadvanced commercial lines, $2.9 million in mortgage commitments, $3.8 million in commercial mortgage loan commitments, $15.0 million in unadvanced construction mortgage commitments, $2.0 million in letters of credit, $850,000 in commercial business loan commitments and $210,000 in overdraft line of credit availability. Certificates of deposit due within one year of December 31, 2005 totaled $63.2 million, or 26.2% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2006. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

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

The following table presents certain of our contractual obligations at December 31, 2005.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)

Long-term debt obligations	$57,059	$35,503	$10,955	$8,671	$1,930
Operating lease obligations	1,887	149	301	316	1,121
Total	$58,946	$35,652	$11,256	$8,987	$3,051

Our primary investing activities are the origination of loans and the purchase of securities. For the year ended December 31, 2005 we originated $124.2 million of loans and purchased $51.1 million of securities. In 2004, we originated $83.8 million of loans and purchased $24.4 million of securities. In 2003, we originated $101.0 million of loans and purchased $20.5 million of securities. During the year ended December 31, 2005, these activities were funded primarily by an increase in deposits of $47.5 million, net advances from the Federal Home Loan Bank of Boston of $41.2 million, proceeds from sales and maturities of available-for-sale securities of $23.0 million and proceeds from held-to-maturity securities of $665,000. During the year ended December 31, 2004, these activities were funded primarily by the net proceeds from the stock issuance of $31.6 million, proceeds from sales and maturities of available-for-sale securities of $26.2 million, an increase of deposits of $9.9 million and proceeds from the sale of loans of $1.9 million. During 2003, these activities were funded primarily by the proceeds from maturities of available-for-sale securities of $14.4 million, advances from the Federal Home Loan Bank of Boston of $13.9 million, an increase of deposits of $10.2 million, proceeds from the sale of loans of $8.9 million and uninvested cash and cash equivalents of $8.0 million.

Historically, our investment portfolio had been funded by excess liquidity when deposit inflows exceed loan demand. During 2005, we implemented two leverage strategies with the objective of enhancing earnings. In the first strategy, we borrowed $28.8 million from the Federal Home Loan Bank of Boston on a short term basis to fund the purchase of a like amount of long term securities. In the second strategy, we have borrowed up to $11.0 million short-term from the Federal Home Loan Bank of Boston throughout the year to fund the purchase of same term money market preferred securities. Both strategies were accretive to earnings.

Financing activities consist primarily of activity in deposit accounts and in Federal Home Loan Bank advances. We experienced a net increase in total deposits of $47.5 million, $9.9 million and $10.2 million for the year ended December 31, 2005, 2004 and 2003, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products in order to attract deposits. We experienced an increase in Federal Home Loan Bank advances of $41.2 million for the year ended December 31, 2005, a decrease in Federal Home Loan Bank advances of $19.1 million for the year ended December 31, 2004 and an increase in Federal Home Loan Bank advances of $3.9 million for the year ended December 31, 2003. The increase in advances in 2005 was primarily used for our lending and investing activities. During 2004, $9.6 million of advances with an average rate of 5.29% were prepaid in an effort to reduce the cost of funds.

We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2005, we exceeded all of our regulatory capital requirements. We are considered “well capitalized” under regulatory guidelines. See note 13 of the notes to the financial statements in this annual report.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments, unused lines of credit, amounts due mortgagors on construction loans, amounts due on commercial loans, commercial letters of credit and commitments to sell loans. See note 15 of the notes to the financial statements in this annual report.

For the years ended December 31, 2005, 2004 and 2003, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

In September 2004, the Financial Accounting Standards Board, or FASB, approved issuing a Staff Position to delay the requirement to record impairment losses under EITF 03-1, but broadened the scope to include additional types of securities.  As proposed, the delay would have applied only to those debt securities described in paragraph 16 of EITF 03-1, the Consensus that provides guidance for determining whether an investment’s impairment is other than temporary and should be recognized in income.  On June 29, 2005, the FASB directed the EITF to issue EITF Issue 03-1-a, “Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1,” as final.  On November 3, 2005, the FASB issued FASB Staff Position, or FSP, FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”  The FSP addresses determining when an investment is considered impaired and whether that impairment is other than temporary, and measuring an impairment loss.  The FSP also addresses the accounting after an entity recognizes another-than-temporary impairment, and requires certain disclosures about unrealized losses that the entity did not recognize as other-than-temporary impairments.  The FSP is effective for reporting periods beginning after December 15, 2005.   The Company does not expect a significant effect on its financial statements when the FSP is adopted.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.123(R), “Share-Based Payment”, that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. That cost will be measured based on the grant-date fair value of equity or liability instruments issued. Statement 123(R) replaces Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. The Company adopted SFAS 123(R) in the third quarter of 2005. See note 2 and note 10 of the notes to the financial statements in this annual report for details on the impact of SFAS 123 (R) on the Company’s financial statements.

In December 2004, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” Statement No. 153 amends APB Opinion 29, “Accounting for Nonmonetary Transactions,” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

Statement No. 153 is effective for financial statements for fiscal years beginning after June 15, 2005. The Company does not engage in exchanges of nonmonetary assets and expects no change to its financial statements as a result of this standard.

In May 2005, the FASB issued SFAS No. 154 -Accounting Changes and Error Corrections.  SFAS No. 154, a replacement of APB Opinion No. 20- Accounting Changes and FASB Statement No. 3 - Reporting Accounting Changes in Interim Financial Statements.  SFAS No. 154 requires retrospective application for voluntary changes in accounting principles unless it is impracticable to do so.  SFAS No. 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005.  Early application is permitted for accounting changes and corrections of errors during fiscal years beginning after June 1, 2005.  At this time, the Company is uncertain how the application of SFAS 154 will impact prior period financial statements for the implementation of future accounting pronouncements.

In July 2005, the FASB issued an exposure draft titled Accounting for Uncertain Tax Positions, an Interpretation of SFAS No. 109 - Accounting for Income Taxes.  This exposure draft addresses accounting for tax uncertainties that arise when a position that an entity takes on its tax return may be different from the position that the taxing authority may take, and provides guidance about the accounting for tax benefits associated with uncertain tax positions, classification of a liability recognized for those tax positions, and interim reporting considerations.  The proposed interpretation is not expected to be issued until the first quarter of 2006, at which time the FASB will decide on a revised effective date and transition period.  The Company does not anticipate any change in its financial statements as a result of the exposure draft.

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

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders
Naugatuck Valley Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Naugatuck Valley Financial Corporation (the “Company”) and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years ended December 31, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Naugatuck Valley Financial Corporation and subsidiary at December 31, 2005 and 2004, and the results of its operations and its cash flows for the each of the years ended December 31, 2005, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Hartford, Connecticut
February 19, 2006

Consolidated Statements of Financial Condition
(Dollars in thousands)

	December 31,
	2005	2004
ASSETS
Cash and due from depository institutions	$8,922	$7,552
Investment in federal funds	29	23
Investment securities	63,049	36,264
Loans receivable, net	259,427	203,820
Accrued income receivable	1,525	1,077
Premises and equipment, net	9,087	7,765
Bank owned life insurance asset	7,652	4,934
Federal Home Loan Bank of Boston stock	3,159	2,180
Other assets	2,496	1,834

Total assets	$355,346	$265,449

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits	$240,846	$193,366
Advances from Federal Home Loan Bank	57,059	15,826
Mortgagors' escrow accounts	3,202	3,058
Other liabilities	3,275	1,628

Total liabilities	304,382	213,878

Commitments and contingencies

Stockholders' Equity
Common stock, $.01 par value; 25,000,000 shares authorized;
7,604,375 shares issued and outstanding	76	76
Preferred stock, $.01 par value; 1,000,000 shares authorized;
no shares issued or outstanding	-	-
Paid-in capital	33,157	33,089
Retained earnings	22,588	21,362
Unearned ESOP shares (273,291 shares at December 31, 2005
and 293,180 shares at December 31, 2004)	(2,733)	(2,932)
Unearned stock awards (139,712 shares)	(1,551)	-
Treasury Stock, at cost (9,333 shares)	(122)	-
Accumulated other comprehensive income (loss)	(451)	(24)

Total stockholders' equity	50,964	51,571

Total liabilities and stockholders' equity	$355,346	$265,449

See notes to consolidated financial statements.

Consolidated Statements of Income
(Dollars in thousands, except earnings per share)

	For the Years Ended December 31,
	2005	2004	2003
Interest and dividend income
Interest on loans	$13,642	$11,240	$11,052
Interest and dividends on investments and deposits	2,266	1,473	1,592
Total interest income	15,908	12,713	12,644

Interest expense
Interest on deposits	3,423	2,303	2,848
Interest on borrowed funds	1,518	1,256	1,393
Total interest expense	4,941	3,559	4,241

Net interest income	10,967	9,154	8,403

Provision for loan losses	32	-	45

Net interest income after provision for loan losses	10,935	9,154	8,358

Noninterest income
Fees for services	974	872	851
Income from bank owned life insurance	218	201	133
Income from investment advisory services, net	167	93	45
Gain (loss) on sale of investments	47	(156)	1
Gain on sale of mortgages	-	5	14
Other income	111	63	71
Total noninterest income	1,517	1,078	1,115

Noninterest expense
Compensation, taxes and benefits	5,912	4,636	4,024
Office occupancy	1,538	1,191	1,140
Computer processing	624	547	507
Advertising	523	318	240
Professional fees	448	272	143
Office supplies	232	190	201
Contributions	34	1,587	50
Prepayment fee on Federal Home Loan Bank advances	-	498	-
(Gain) loss on foreclosed real estate, net	(35)	(57)	2
Other expenses	821	621	538
Total noninterest expense	10,097	9,803	6,845

Income before provision for income taxes	2,355	429	2,628

Provision for income taxes	450	14	822

Net income	$1,905	$415	$1,806

Earnings per share - basic and diluted	$0.26	N/M	N/A

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
(Dollars in thousands)

	Common	Paid-in	Retained	Unearned ESOP	Unearned Stock	Treasury	Accumulated Other Comprehensive
	Stock	Capital	Earnings	Shares	Awards	Stock	Income (Loss)	Total

Balance at December 31, 2003	$-	$-	$20,947	$-	$-	$-	$270	$21,217
Issuance of 7,604,375 shares of common stock related to
initial public offering, net of costs	76	33,085	-	-	-	-	-	33,161
298,091 shares of common stock acquired by ESOP	-	-	-	(2,981)	-	-	-	(2,981)
ESOP shares released - 4,911 shares	-	4	-	49	-	-	-	53
Comprehensive income:
Net income	-	-	415	-	-	-	-
Net change in unrealized holding gain on available-for-
sale securities, net of tax effect							(294)
Comprehensive income	-	-	-	-	-	-		121

Balance at December 31, 2004	76	33,089	21,362	(2,932)	-	-	(24)	51,571
ESOP shares released - 19,889 shares	-	19	-	199	-	-	-	218
Dividends paid ($0.16 per common share)	-	-	(500)	-	-	-	-	(500)
Stock acquired for future stock awards - 9,333 shares	-	-	-	-	-	(122)	-	(122)
Stock based compensation - 139,712 shares	-	49	(179)	-	(1,551)	-	-	(1,681)
Comprehensive income:
Net income	-	-	1,905	-	-	-	-
Net change in unrealized holding gain on available-for-
sale securities, net of tax effect							(427)
Comprehensive income	-	-	-	-	-	-		1,478

Balance at December 31, 2005	$76	$33,157	$22,588	$(2,733)	(1,551)	$(122)	$(451)	$50,964

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

	For the Years Ended December 31,
	2005	2004	2003
Cash flows from operating activities
Net income	$1,905	$415	$1,806
Adjustments to reconcile net income to cash
provided by operating activities:
Provision for loan losses	32	-	45
Contribution of common stock to charitable foundation	-	1,519	-
Depreciation and amortization expense	686	642	662
Provision for deferred tax (benefit)	(177)	(464)	171
Net gain on sale of real estate owned	(46)	(68)	(53)
Gain on sale of mortgages	-	(5)	(14)
Loans originated for sale	-	(1,930)	(8,851)
Proceeds from sale of loans	-	1,935	8,865
(Gain) loss on sale of investments	(47)	156	(1)
Loss on disposal of premises and equipment	14	-	-
Stock-based compensation	397	53	-
Increase in accrued income receivable	(448)	(5)	(27)
(Decrease) increase in deferred loan fees	(11)	73	(178)
Increase in cash surrender value of life insurance	(218)	(201)	(133)
(Increase) decrease in other assets	(319)	2	(283)
Increase (decrease) in other liabilities	1,518	(33)	420
Net cash provided by operating activities	3,286	2,089	2,429

Cash flows from investing activities
Proceeds from maturities and repayments of
available-for-sale securities	19,245	9,222	9,907
Proceeds from sale of available-for-sale securities	3,742	16,982	4,488
Proceeds from maturities of held-to-maturity securities	665	-	450
Purchase of available-for-sale securities	(50,593)	(20,830)	(19,838)
Purchase of held-to-maturity securities	(500)	(3,610)	(647)
Loan originations net of principal payments	(55,674)	(23,582)	(14,504)
Purchase of Federal Home Loan Bank of Boston stock	(980)	(423)	(196)
Proceeds from the sale of foreclosed real estate	113	277	258
Proceeds from sale of property and equipment	11	-	-
Purchase of property and equipment	(1,943)	(2,157)	(497)
Purchase of bank owned life insurance asset	(2,500)	-	(4,600)
Net cash used by investing activities	(88,414)	(24,121)	(25,179)

See notes to consolidated financial statements.

	For the Years Ended December 31,
	2005	2004	2003
Cash flows from financing activities
Net change in time deposits	41,231	(4,992)	(3,091)
Net change in other deposit accounts	6,249	14,903	13,316
Advances from Federal Home Loan Bank	62,193	19,650	13,903
Repayment of Advances from Federal Home Loan Bank	(20,960)	(38,814)	(10,032)
Net change in mortgagors' escrow accounts	143	424	271
Common stock repurchased	(1,852)	-	-
Cash dividends to common shareholders	(500)	-	-
Proceeds from issuance of common stock	-	32,601	-
Cost of issuance of common stock	-	(959)	-
Payments to acquire common stock for ESOP	-	(2,981)	-
Net cash provided by financing activities	86,504	19,832	14,367

Increase (Decrease) in cash and cash equivalents	1,376	(2,200)	(8,383)
Cash and cash equivalents at beginning of year	7,575	9,775	18,158

Cash and cash equivalents at end of year	$8,951	$7,575	$9,775

Supplemental disclosures
Non-cash investing activities:
Transfer of loans to foreclosed real estate	$47	$67	$305

Cash paid during the year for:
Interest	$4,939	$3,562	$4,243
Income taxes	683	454	701

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.  Nature of Operations

Naugatuck Valley Financial Corporation (the “Company”) is a federally chartered holding company formed on September 30, 2004 for the purpose of acquiring all of the common stock of the Naugatuck Valley Savings and Loan (the “Bank”) concurrent with its reorganization from a mutual savings institution to the mutual holding company form of organization. The reorganization was consummated on September 30, 2004. In connection with the reorganization, the Company sold 3,269,881 shares of its common stock, par value $.01 per share, in a subscription offering and issued 4,182,407 shares to Naugatuck Valley Mutual Holding Company, raising approximately $31.7 million, net of costs. Approximately $15.9 million of the proceeds were contributed to the Bank. The Company is a majority owned subsidiary of Naugatuck Valley Mutual Holding Company, a federally chartered mutual holding company.

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

Principles of consolidation
The consolidated financial statements include the accounts of the Company, the Bank and the Bank’s wholly-owned subsidiary, Naugatuck Valley Mortgage Servicing Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Notes to Consolidated Financial Statements

2.     Summary of Significant Accounting Policies - (Continued)

Loan sales and mortgage-servicing rights

Residential mortgage loans originated and held for sale are classified separately in the consolidated statement of financial condition and reported at the lower of amortized cost or market value (based on secondary market prices). There were no loans held for sale at December 31, 2005 and 2004. Gains or losses on the sale of loans are determined using the specific identification method.

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

Earnings per share
When presented, basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Because the formation of the Company was completed on September 30, 2004, per share earnings data is not meaningful for 2004. The Company did not have any shares outstanding in 2003.

Computation of fair values
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

Advances from Federal Home Loan Bank ("FHLB") - Fair values are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Mortgagors’ escrow accounts - The carrying amounts reported in the statement of financial condition approximate the fair value of the mortgagors’ escrow accounts.

Notes to Consolidated Financial Statements

2.     Summary of Significant Accounting Policies - (Continued)

Recent Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123R"). This Statement eliminates the alternative intrinsic value method of accounting, in accordance with the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for recognizing the cost of employee services received in share-based payment transactions, thereby reflecting the economic consequences of those transactions in the financial statements. SFAS 123R requires all entities to follow the same accounting standard and account for such transactions using the fair-value-based method. This Statement does not address the accounting for employee stock ownership plans.. The Company has elected to comply with SFAS 123R beginning with the period ended September 30, 2005. See “Note 10 - Equity Incentive Plan”, for details on the impact of SFAS 123R on the Company's financial statements.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). This Statement replaces Accounting Principles Board Opinion No. 20 ("APB 20"), "Accounting Changes" and Statement of Financial Accounting Standard No. 3, "Reporting Accounting Changes in Interim Financial

Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. In accordance with the prior guidance of APB 20, most voluntary changes in an accounting principle required recognizing the cumulative effect of a change in accounting principle in net income in the period of change. SFAS 154 requires retrospective application to prior periods' financial statements for the direct effects of a change in accounting principle, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. Indirect effects of a change in accounting principle should be recognized in the period of accounting change. SFAS 154 carries forward the guidance of APB 20 relating to the reporting for correction of an error in previously issued financial statements, change in accounting estimate and the justification requirement for a change in accounting principle on the basis of preferability. Provisions of this statement are effective for accounting changes made in the fiscal years beginning after December 15, 2005. At this time, the Company is uncertain how the application of SFAS 154 will impact prior period financial statements for the implementation of future accounting pronouncements.

Reclassification
The financial statements for the prior years have been reclassified to conform with changes in the current financial statement presentation.

Notes to Consolidated Financial Statements

3. Investment Securities

A summary of investment securities at December 31, 2005 and 2004 follows:

	2005		2004
	Carrying	Estimated	Carrying	Estimated
(In thousands)	Amount	Market Value	Amount	Market Value
Available-for-sale securities	$58,047	$58,047	$31,096	$31,096
Held-to-maturity securities	5,002	4,989	5,168	5,173
Total investment securities	$63,049	$63,036	$36,264	$36,269

At December 31, 2005, the composition of the investment portfolio was:

	Amortized	Gross Unrealized		Estimated
(In thousands)	Cost Basis	Gain	Loss	Market Value
Available-for-sale securities:
U.S. government and agency obligations
Less than one year	$6,847	$8	$(49)	$6,806
From one through five years	7,497	2	(95)	7,404
From five through ten years	1,000	-	(35)	965
	15,344	10	(179)	15,175
Municipal obligations
After ten years	8,715	61	(7)	8,769
Corporate bonds
From one through five years	1,928	-	(5)	1,923
Mortgage-backed securities	22,544	1	(463)	22,082
Collateralized mortgage obligations	4,199	-	(101)	4,098
Total debt securities	52,730	72	(755)	52,047
Money market preferred stocks	6,000	-	-	6,000

Total available-for-sale securities	$58,730	$72	$(755)	$58,047

Held-to-maturity securities:
U.S. government and agency obligations
From one through five years	$1,202	$1	$(14)	$1,189
Interest bearing balances
From one through five years	3,800	-	-	3,800

Total held-to-maturity securities	$5,002	$1	$(14)	$4,989

For the year ended December 31, 2005, the Company realized gross gains of $47,046 compared with realized gross gains of $23,787 and gross losses of $179,952 for the year ended December 31, 2004, and realized gross gains of $6,213 and gross losses of $5,377 on sales of investment securities during the year ended December 31, 2003. There were no gross losses realized in 2005.

Notes to Consolidated Financial Statements

3. Investment Securities - (Continued)

At December 31, 2005 and 2004, securities with a carrying value of $1,200,000 and $700,000, and market values of approximately $1,188,000 and $709,000, respectively, were pledged as collateral to secure municipal deposits.

The Company has certain investment securities in which the market value of the security is less than the cost of the security. Management believes that these unrealized losses are temporary and are the result of changes in market interest rates. In making this determination, management considered the period of time the securities have been in a loss position, the percentage decline in comparison to the securities’ amortized cost, the financial condition of the issuer and the Company’s ability and intent to hold these securities until their fair value recovers to their amortized cost. At December 31, 2005, these securities had an aggregate market value of $41,314,000 which resulted in unrealized losses of $769,000.

The following is a summary of the market value and related unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005.

	Securities in Continuous Unrealized
	Loss Position Less Than 12 Months
	Number of	Market	Unrealized
(Dollars in thousands)	Securities	Value	Loss

U.S. government and agency obligations	9	$5,107	$(42)
Municipal obligations	6	2,199	(7)
Corporate bonds	2	1,923	(6)
Mortgage-backed securities	13	15,652	(242)
Total securities in unrealized loss position	30	$24,881	$(297)

	Securities in Continuous Unrealized
	Loss Position 12 or More Consecutive Months
	Number of	Market	Unrealized
(Dollars in thousands)	Securities	Value	Loss

U.S. government and agency obligations	10	$6,894	$(150)
Mortgage-backed securities	11	9,539	(322)
Total securities in unrealized loss position	21	$16,433	$(472)

Notes to Consolidated Financial Statements

At December 31, 2004, the composition of the investment portfolio was:

	Amortized	Gross Unrealized		Estimated
(In thousands)	Cost Basis	Gain	Loss	Market Value
Available-for-sale securities:
U.S. government and agency obligations
From one through five years	$14,072	$193	$(36)	$14,229
From five through ten years	1,000	-	(19)	981
Mortgage-backed securities	12,249	6	(163)	12,092
Collateralized mortgage obligations	3,812	13	(31)	3,794

Total available-for-sale securities	$31,133	$212	$(249)	$31,096

Held-to-maturity securities:
U.S. government and agency obligations
From one through five years	$703	$9	$(4)	$708
Interest bearing balances
From one through five years	4,465	-	-	4,465

Total held-to-maturity securities	$5,168	$9	$(4)	$5,173

4. Loans Receivable

A summary of loans receivable at December 31, 2005 and 2004 is as follows:

(Dollars in thousands)	2005	2004

Loans secured by first mortgages on real estate:
Conventional:
Fixed rate mortgage loans	$127,924	$108,786
Adjustable rate mortgage loans	28,245	23,439
Construction loans	6,063	6,547
Commercial loans	62,946	41,047
Loans on savings accounts	785	679
Personal, auto and property improvement loans	38,001	27,657
	263,964	208,155
Less: Allowance for loan losses	1,878	1,829
Undisbursed construction loans	2,258	2,094
Deferred loan origination fees	401	412

Loans receivable, net	$259,427	$203,820

Weighted average yield	6.07%	5.71%

Notes to Consolidated Financial Statements

4. Loans Receivable - (Continued)

The Bank's lending activities are conducted principally in the Naugatuck Valley area of Connecticut. The Bank's investment in loans includes both adjustable and fixed rate loans. At December 31, 2005 and 2004, the composition of the Bank's investment in fixed rate loans was as follows:

Fixed Rate
Term to Maturity	2005	2004
	(In thousands)
Less than 1 year	$5,907	$4,040
1 - 3 years	1,683	817
3 - 5 years	1,970	2,449
5 - 10 years	19,222	16,955
10 - 20 years	52,887	49,928
Over 20 years	73,970	55,612
Total loans at fixed rates	$155,639	$129,801

Adjustable rate loans have interest rate adjustment limitations and are indexed to treasury notes or FHLB classic advances with similar repricing durations, or prime rate. At December 31, 2005 and 2004, the Bank had the following adjustable rate loans:

Adjustable Rate
Rate Adjustment	2005	2004
	(In thousands)
Less than 1 year	$53,453	$49,944
1 - 3 years	15,792	7,875
3 - 5 years	21,230	8,597
5 - 10 years	16,990	11,938
Over 10 years	860	-
Total loans at adjustable rates	$108,325	$78,354

Nonperforming loans totaled approximately $294,000 and $596,000 at December 31, 2005 and 2004, respectively. These loans, primarily delinquent 90 days or more, were accounted for on a nonaccrual basis. The amount of income that was contractually due but not recognized on nonperforming loans totaled approximately $20,900, $44,600 and $50,100 in 2005, 2004 and 2003, respectively.

There were no loans considered to be impaired by the Bank at December 31, 2005 or 2004.

Notes to Consolidated Financial Statements

Transactions in the allowance for loan losses account for the years ended December 31, 2005, 2004 and 2003 were as follows:

(In thousands)	2005	2004	2003

Balance at beginning of year	$1,829	$1,810	$1,994
Provision for loan losses	32	-	45
Loans written off	(4)	(56)	(267)
Recoveries of loans written off	21	75	38
Balance at end of year	$1,878	$1,829	$1,810

As of December 31, 2005 and 2004, loans to related parties totaled approximately $3,269,000 and $3,480,000, respectively. For the year ended December 31, 2005, new loans of approximately $375,000 were granted to these parties and principal payments of approximately $586,000 were received. For the year ended December 31, 2004, new loans of approximately $1,422,000 were granted to these parties and principal payments of approximately $788,000 were received. Related parties include directors and officers of the Bank, any respective affiliates in which they have a controlling interest, and their immediate families. For the years ended December 31, 2005 and 2004, all loans to related parties were performing in accordance with the original terms.

The Bank services loans for other financial institutions and agencies. These loans are originated by the Bank and then sold. The Bank continues to service these loans and remits the payments received to the purchasing institution. The amounts of these loans were approximately $10,632,000 and $11,888,000 at December 31, 2005 and 2004, respectively.

5. Premises and Equipment

Premises and equipment at December 31, 2005 and 2004 are summarized as follows:

(In thousands)	2005	2004
Banking offices and branch buildings	$6,819	$5,916
Furniture and equipment	2,535	2,170
Land	1,538	1,538
Leasehold improvements	1,067	604
	11,959	10,228
Accumulated depreciation and amortization	(2,872)	(2,463)
Premises and equipment, net	$9,087	$7,765

Notes to Consolidated Financial Statements

5. Premises and Equipment - (Continued)

Depreciation and amortization expense is computed using the straight-line method over the estimated useful life of an asset. Estimated useful lives range from three to ten years for furniture and equipment, 39 years for the banking offices, and the initial lease term for leasehold improvements. Land is not depreciated.

Depreciation and amortization expenses were $596,670, $511,159 and $503,425 for the years ended December 31, 2005, 2004 and 2003, respectively.

At December 31, 2005, future minimum rental income and lease payment expense were expected to be:

(In thousands)	Income	Expense

2006	$26	$149
2007	-	150
2008	-	151
2009	-	153
2010	-	163
Thereafter	-	1,121
Total future minimum rents	$26	$1,887

6. Deposits

Deposits and weighted average rates at December 31, 2005 and 2004 are summarized as follows:

	2005		2004
		Weighted		Weighted
		Average		Average
(Dollars in thousands)	Amount	Cost	Amount	Cost
Certificate accounts	$122,431	3.38%	$81,200	2.24%
Regular savings accounts	51,375	0.85%	43,941	0.35%
Checking and NOW accounts	46,825	0.10%	37,003	0.15%
Money market savings accounts	20,215	0.88%	31,222	1.05%
Total deposits	$240,846	1.99%	$193,366	1.22%

The aggregate amount of individual certificate accounts of $100,000 or more at December 31, 2005 and 2004 was $32,001,000 and $16,644,000 respectively. Deposits up to $100,000 are federally insured.

Notes to Consolidated Financial Statements

At December 31, 2005 and 2004 the remaining maturities for certificate accounts were:

(In thousands)	2005	2004

Certificate accounts maturing in:
Under 12 months	$63,194	$49,379
12 to 24 months	37,067	13,243
24 to 36 months	13,564	6,805
Over 36 months	8,606	11,773
Total certificate accounts	$122,431	$81,200

7. Advances from Federal Home Loan Bank

The Bank has an agreement with Federal Home Loan Bank of Boston providing for future credit availability of up to twenty times the amount of FHLB stock held by the Bank, not to exceed 30% of its total assets. The Bank held $3,159,400 in Federal Home Loan Bank stock at December 31, 2005. In additional to the outstanding advances, the Bank has a $2,540,000 line of credit available from FHLB and a $2,500,000 line of credit available from another correspondent bank, of which $1,899,000 was outstanding at December 31, 2005.

During 2004, the Bank prepaid $9,561,780 of FHLB advances with a weighted-average rate of 5.29%. The Bank incurred a prepayment penalty of $498,000 as a part of the transaction.

FHLB advances are secured by a blanket lien on the Bank’s assets. Outstanding advances with calendar-year maturity dates and weighted average cost of funds at December 31, 2005 and 2004 were as follows:

(Dollars in thousands)	2005		2004
		Weighted		Weighted
	Amount	Average	Amount	Average
Year of Maturity	Due	Cost	Due	Cost
2005	$-	-	$3,724	5.84%
2006	35,503	4.27%	2,818	4.31%
2007	5,034	3.92%	3,349	3.82%
2008	5,921	4.06%	1,384	3.65%
2009	6,468	4.19%	1,918	3.89%
2010	2,203	4.32%	703	4.01%
2011	657	4.09%	657	4.09%
2012	684	4.09%	684	4.09%
2013	579	4.13%	579	4.13%
2014	10	3.94%	10	3.94%
Total advances	$57,059	4.20%	$15,826	4.42%

Notes to Consolidated Financial Statements

8. Pension and Other Post-Retirement Benefits

Pension Plan
Prior to September 1, 2005, the Bank participated in a multi-employer defined benefit pension plan covering all of its full time (as defined) employees who had been employed by the Bank for more than six months and were at least twenty-one years of age. Benefits under this plan became fully vested after five years of service. The Bank's net pension cost for the period is the amount of contributions due. Total pension expense was $439,000 for the year ended December 31, 2005 compared with $441,000 and $335,300 for 2004 and 2003, respectively. Current valuations of the Bank's allocation of the plan's pooled assets are not available. Effective September 1, 2005, the Plan was amended and as a result, is considered frozen, with no new participants being accepted. No future compensation will be considered for benefit accruals, and there will be no future credited service, service accruals, or additional accrued benefits.

Defined Contribution Plan
The Bank has a defined contribution 401(k) plan for eligible employees. The Bank provides 75% matching of employee contributions, with a maximum contribution on up to 6% of the employee’s salary. The Bank=s contribution vests over a 6 year graded vesting schedule. The Bank’s contribution to the plan approximated $89,000, $65,000 and $59,000 for the years ended December 31, 2005, 2004 and 2001, respectively.

Directors Retirement Plan
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

Notes to Consolidated Financial Statements

Obligation and Funded Status

The following table summarizes the obligation and funded status, as well as the amounts recognized in the consolidated statements of financial condition for the Directors Retirement Plan and the Healthcare Benefits plan as of December 31, 2005 and 2004:

	Directors Retirement Plan		Healthcare Benefit Plan
(In thousands)	2005	2004	2005	2004

Measurement date	12/31/2005	12/31/2004	12/31/2005	12/31/2004

Projected benefit obligation	$(388)	$(300)	$(425)	$(419)
Fair value of plan assets	-	-	-	-
Funded status	$(388)	$(300)	$(425)	$(419)

Accrued benefit cost recognized in the
statement of financial condition	$(204)	$(228)	$(425)	$(419)

Net Periodic Benefit Cost and Contributions

The benefit costs and contributions the Directors Retirement Plan and the Healthcare Benefits plan for the years ended December 31, 2005 and 2004 were:

	Directors Retirement Plan		Healthcare Benefit Plan
(In thousands)	2005	2004	2005	2004

Net periodic benefit cost	$55	$24	$6	$5
Employer contributions	-	-	-	-
Plan participants' contributions	-	-	-	-
Benefits paid during the year	79	106	19	16

Due to the unfunded status of the plans, the Bank expects to contribute the amount of the estimated benefit payments for the next fiscal year, which is $39,428 and $18,124 for Directors Retirement Plan and the Healthcare Benefits Plan, respectively.

Notes to Consolidated Financial Statements

8. Pension and Other Post-Retirement Benefits - (Continued)

Assumptions and Effects

The actuarial assumptions used to determine the projected benefit obligations and net periodic benefit cost for the years ended December 31, 2005 and 2004 were as follows:

	Directors Retirement Plan		Healthcare Benefit Plan
Weighted-average assumptions:	2005	2004	2005	2004

Discount rate	5.75%	7.00%	5.75%	5.75%
Rate of compensation increase	2.00%	4.25%	-	-
Medical trend rate next year	-	-	5.00%	7.00%
Ultimate medical trend rate	-	-	5.00%	5.00%
Year ultimate trend rate is achieved	-	-	2006	2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the Healthcare Benefits plan. At December 31, 2005, a one percentage-point increase in the assumed health care trend rates would increase the projected benefit obligation by $81,289 compared with a decrease of $65,802 if the assumed health care trend rate were to decrease by one percentage-point.

9. Employee Stock Ownership Plan

On September 30, 2004, the date the reorganization was consummated, the Bank implemented the Naugatuck Valley Savings and Loan Employee Stock Ownership Plan (the “ESOP”). On September 30, 2004, the ESOP purchased 298,091 shares of the common stock of the Company. To fund the purchase, the ESOP borrowed $2,980,910 from the Company. The borrowing is at an interest rate of 4.75% and is to be repaid on a pro-rata basis in fifteen annual installments of $282,520 commencing with the quarter ended December 31, 2004 through September 30, 2019. In addition, dividends paid on the unreleased shares are used to reduce the principal balance of the loan. The collateral for the loan is the common stock of the Company purchased by the ESOP. Contributions by the Bank to the ESOP are discretionary, however, the Bank intends to make annual contributions in an aggregate amount at least equal to the principal and interest requirement on the debt.

Notes to Consolidated Financial Statements

The shares of stock purchased by the ESOP are held in a suspense account until they are released for allocation among participants. The shares will be released annually from the suspense account and the released shares will be allocated among the participants on the basis of each participant’s compensation for the year of allocation. As shares are released from collateral, the Bank recognizes compensation expense equal to the average market price of the shares during the period and the shares will be outstanding for earning-per-share purposes. The shares not released are reported as unearned ESOP shares in the capital accounts of the consolidated statements of financial condition. ESOP expense for the years ended December 31, 2005 and 2004 was $218,381 and $53,284 respectively. At December 31, 2005 and 2004, there were 19,889 and 4,911 unallocated ESOP shares and 273,291 and 293,180 unreleased ESOP shares respectively. At December 31, 2005 the unreleased shares had an aggregate fair value of $2,801,000.

10. Equity Incentive Plan

At the annual meeting of stockholders on May 5, 2005, stockholders of the Company approved the Naugatuck Valley Financial Corporation 2005 Equity Incentive Plan (the “Incentive Plan”). Under the Incentive Plan, the Company may grant up to 372,614 stock options and 149,045 shares of restricted stock to its employees, officers and directors for an aggregate amount of up to 521,659 shares of the Company’s common stock for issuance upon the grant or exercise of awards. Both incentive stock options and non-statutory stock options may be granted under the Incentive Plan.

On July 26, 2005, the Company awarded 354,580 options to purchase the Company’s common stock and 139,712 shares of restricted stock. Stock option awards were granted with an exercise price equal to the market price of the Company’s stock at the date of grant ($11.10) with maximum term of ten years. Both stock option and restricted stock awards vest at 20% per year beginning on the first anniversary of the date of grant.

Stock options and restricted stock awards are considered common stock equivalents for the purpose of computing earnings per share on a diluted basis.

The Company adopted Financial Accounting Standards Board’s SFAS No.123(R), “Share Based Payment”, during 2005, prior to the mandatory compliance date for the Company of January 1, 2006. In accordance with Statement No.123 (R), the Company has recorded share-based compensation expense related to outstanding stock option and restricted stock awards based upon the fair value at the date of grant over the vesting period of such awards on a straight-line basis.

The fair value of each restricted stock allocation, based on the market price at the date of grant, is recorded to unearned stock awards. Compensation expenses related to unearned restricted shares are amortized to compensation, taxes and benefits expense over the vesting period of the restricted stock awards.

Notes to Consolidated Financial Statements

10. Equity Incentive Plan - (Continued)
The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing method which includes several assumptions such as volatility, expected dividends, expected term and risk-free rate for each stock option award.

In detrmining the expected term of the option awards, the Company elected to follow the simplified method as permited by the SEC Staff Accounting Bulletin 107, which was issued to provide guidance on the implemenation of SFAS 123(R). Under this method, the Company has estimated the expected term of the options as being equal to the avearge of the vesting term plus the original contractual term. The Company estimated its volatility using the historical volatiliy of other, similar companies during a period of time equal to the expected life of the options. The risk-free rate for the periods within the contractual life of the options is based upon the U.S. Treasury yield curve in effect at the time of grant. The weighted-average fair value of stock options granted on July 26, 2005 using the Black-Scholes option pricing method was $2.53 per share. Assumptions used to determine the weighted-average fair value of stock options granted were as follows:

Dividend yield:	1.44%
Expected volatility:	11.47%
Risk-free rate:	4.18%
Expected term in years:	6.5

The Company recorded share-based compensation expense of $178,282 for the year ended December 31, 2005 in connection with the stock option and restricted stock awards.

11. Income Taxes

Retained earnings at December 31, 2005 includes approximately $1,417,000 for which no provision for Federal income tax has been made. This amount represents aggregate allocations of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subjected to the then current corporate income tax rate.

The Bank’s wholly-owned subsidiary, the Naugatuck Valley Mortgage Servicing Corporation, qualifies and operates as a Connecticut passive investment company pursuant to legislation. Because the subsidiary earns income from passive investments which is exempt from Connecticut Corporation Business Tax and its dividends to the Bank are exempt from state tax, the Bank no longer expects to incur state income tax expense.

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Principal items making up the deferred income tax provision include a carry forward of charitable contributions, the provision for loan losses, accelerated tax depreciation and deferred mortgage fee income. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not, that some or all of the deferred tax assets will not be realized. The Company believes that all deferred tax assets will be realized in the future and that no valuation allowance is necessary.

Notes to Consolidated Financial Statements

Income taxes receivable and payable included in the balance sheet at December 31, 2005 and 2004 were:

(In thousands)	2005	2004

Current tax receivable	$57	$1

Deferred tax receivable
Charitable contributions carryforward	$428	$465
Reserve for loan losses	552	382
Post-retirement benefits	214	220
Deferred income	138	142
Available-for-sale securities	232	12
Total deferred tax receivable	1,564	1,221

Deferred tax payable
Depreciation	$(104)	$(153)
Other items	(21)	(26)
Total deferred tax payable	(125)	(179)

Net deferred tax receivable	$1,439	$1,042

The provision for income tax expense for the year ended December 31, 2004, 2003 and 2002 consisted of:

(In thousands)	2005	2004	2003
Current income tax expense	$627	$478	$651

Deferred income tax expense (benefit), due to:
Charitable contributions	37	(465)	-
Reserve for loan losses	(170)	(42)	(26)
Deferred income	4	(25)	60
Post retirement benefits	6	26	8
Depreciation	(49)	43	131
Other items	(5)	(1)	(2)
Total deferred income tax expense (benefit)	(177)	(464)	171

Provision for income taxes	$450	$14	$822

Notes to Consolidated Financial Statements

11. Income Taxes - (Continued)

A reconciliation of the statutory federal income tax rate applied to income before income taxes with the income tax provision is as follows:

	Year Ended December 31,
(Dollars in thousands)	2005	2004	2003
Income tax expense at statutory rate of 34%	$801	$146	$894

Increase (decrease) in income tax expense resulting from:
Income exempt from income tax	(193)	(68)	(46)
Changes in tax bad debt base year reserves	(160)	(65)	(28)
Other items, net	2	1	2

Provision for income taxes	$450	$14	$822

Effective rate of income tax expense	19.1%	3.3%	31.3%

12. Consolidated Statement of Comprehensive Income

The source of the Company’s other comprehensive income is the unrealized gains and losses on its available for sale securities.

	For the Years Ended December 31,
(In thousands)	2005	2004	2003

Net income	$1,905	$415	$1,806

Other comprehensive loss:
Unrealized loss on securities available-for-sale	(600)	(601)	(664)
Reclassification adjustment for (gains) losses
realized in net income	(47)	156	(1)

Other comprehensive loss before tax effect	(647)	(445)	(665)

Income tax benefit related to items of other
comprehensive loss	(220)	(151)	(226)

Other comprehensive loss net of tax benefit	(427)	(294)	(439)

Total comprehensive income	$1,478	$121	$1,367

Notes to Consolidated Financial Statements

13. Regulatory Capital

The Company, as a federally chartered holding company, is not subject to regulatory capital requirements. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.

The Office of Thrift Supervision (OTS) regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2005, the Bank was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 4.0%; a minimum ratio of Tier I capital to risk-weighted assets of 4.0% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%. As of December 31, 2005 the Bank meets all capital requirements to which it is subject.

At December 31, 2005 the Bank was considered “well capitalized” for regulatory purposes. To be categorized as well capitalized, the Bank must maintain a minimum ratio of tangible capital to total adjusted assets of 2.00%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 5.00%; a minimum ratio of Tier I capital to risk-weighted assets of 6.00% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 10.00%. There have been no subsequent conditions or events which management believes have changed the Bank’s status.

The following is a summary of the Bank’s actual capital as computed under the standards established by the OTS at December 31, 2005 and 2004, respectively.

	2005		2004
(Dollars in thousands)	Amount	Ratio	Amount	Ratio

Tier I Capital (to Adjusted Total Assets)	$39,885	11.42%	$37,937	14.78%

Tier I Risk-Based Capital (to Risk-Weighted Assets)	39,885	17.07%	37,937	22.52%

Total Risk-Based Capital (to Risk-Weighted Assets)	41,763	17.88%	39,766	23.61%

Tangible Equity Capital (to Tangible Assets)	39,885	11.42%	37,937	14.78%

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

Notes to Consolidated Financial Statements

13. Regulatory Capital - (Continued)

The measurement of the Bank’s capital as computed under regulatory standards differs from its measurement under generally accepted accounting principles. A reconcilement of the Bank’s capital follows:

	December 31,
(In thousands)	2005	2004
Total capital as calculated under generally accepted
accounting principles (GAAP Capital)	$39,795	$38,256
Adjustments to reconcile Total GAAP Capital to Regulatory Capital:
Intangible assets	(222)	(256)
Accumulated other comprehensive income
from available-for-sale securities	312	(63)
Tier I Risk-Based Capital	39,885	37,937
Includible portion of allowance for loan losses	1,878	1,829

Total Risk-Based Capital	$41,763	$39,766

14. Earnings per Share

Basic net income per common share is calculated by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per common share is computed in a manner similar to basic net income per common share except that the weighted-average number of common shares outstanding is increased to include the incremental common shares (as computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. The Company's common stock equivalents relate solely to stock option and restricted stock awards. Anti-dilutive shares are common stock equivalents with weighted-average exercise prices in excess of the weighted-average market value for the periods presented. The Company had no anti-dilutive common shares outstanding for the year ended December 31, 2005. Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for purposes of calculating either basic or diluted net income per common share.

	2005	2004
Net income and income available to common stockholders	$1,905,000	$415,000

Weighted-average shares outstanding during the period
Basic	7,311,249	N/M
Effect of dilutive stock options and restrictive stock awards	5,707	N/M

Diluted	7,316,956

Net income per common share:
Basic and Diluted Earnings per share	$0.26	N/M

Notes to Consolidated Financial Statements

Earnings per share amounts for the year ended December 31, 2004 are not meaningful because the Company did not complete its initial public offering until September 30, 2004. The weighted-average number of shares outstanding during the quarter ended December 31, 2004 was 7,306,337 shares. Net income and income available to common shareholders for the quarter ended December 31, 2004 was $530,000. The basic earnings per share for the quarter was $0.07. The Company had no dilutive securities outstanding during 2004.

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

The following table summarizes these financial instruments and other commitments and contingent liabilities as of December 31, 2005 and 2004:

(In thousands)	2005	2004
Commitments to extend credit:
Loan commitments	$7,578	$4,694
Unused lines of credit	18,363	14,463
Amounts due mortgagors on construction loans	15,025	14,491
Amounts due on commercial loans	3,434	1,485
Commercial letters of credit	1,969	2,185

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

Notes to Consolidated Financial Statements

15. Financial Instruments - (Continued)

The estimated fair value of the Company's financial instruments follows:

	December 31,
	2005		2004
	Carrying	Estimated	Carrying	Estimated
(In thousands)	Amount	Fair Value	Amount	Fair Value
Financial assets
Cash and cash equivalents	$8,951	$8,951	$7,575	$7,575
Investment securities	63,049	63,036	36,264	36,269
Loans receivable, net	259,427	256,278	203,820	205,659
Accrued income receivable	1,525	1,525	1,077	1,077

Financial Liabilities
Deposits	$240,846	$239,514	$193,366	$193,018
Federal Home Loan Bank advances	57,059	56,449	15,826	15,612
Mortgagors' escrow accounts	3,202	3,202	3,058	3,058

Notes to Consolidated Financial Statements

16. Selected Quarterly Consolidated Financial Information (unaudited)

The following tables present quarterly consolidated information for the Company for 2005 and 2004.
	For the Year Ended December 31, 2005
	Fourth	Third	Second	First
(In thousands)	Quarter	Quarter	Quarter	Quarter

Interest and dividend income	$4,545	$4,124	$3,807	$3,432
Interest expense	1,668	1,367	1,093	813
Net interest income	2,877	2,757	2,714	2,619
Provision for loan losses	-	-	17	15
Net interest income after
provision for loan losses	2,877	2,757	2,697	2,604
Noninterest income	425	372	384	336
Noninterest expense	2,604	2,594	2,523	2,376
Income before provision for
income tax (benefit)	698	535	558	564
Provision for income tax (benefit)	151	(2)	140	161
Net income	$547	$537	$418	$403

	For the Year Ended December 31, 2004
	Fourth	Third	Second	First
(In thousands)	Quarter	Quarter	Quarter	Quarter

Interest and dividend income	$3,365	$3,265	$3,057	$3,026
Interest expense	765	942	916	936
Net interest income	2,600	2,323	2,141	2,090
Provision for loan losses	-	-	-	-
Net interest income after
provision for loan losses	2,600	2,323	2,141	2,090
Noninterest income	290	149	306	333
Noninterest expense	2,168	3,891	1,865	1,879
Income (loss) before provision
(benefit) for income taxes	722	(1,419)	582	544
Provision (benefit) for income taxes	192	(526)	182	166
Net income (loss)	$530	$(893)	$400	$378

Notes to Consolidated Financial Statements

17. Parent Company Only Financial Statements

The following financial statements are for the Company (Naugatuck Valley Financial Corporation) only, and should be read in conjunction with the consolidated financial statements of the Company.

Statement of Financial Condition
December 31, 2005 and 2004

	December 31,
(In thousands)	2005	2004
ASSETS
Cash on deposit with Naugatuck Valley Savings and Loan	$1,581	$1,738
Investment in subsidiary, Naugatuck Valley Savings and Loan	39,794	38,256
Investment securities	9,194	10,880
Loan to ESOP	2,804	2,947
Deferred income taxes	551	510
Other assets	51	221

Total assets	$53,975	$54,552

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities - due to subsidiary	$3,011	$2,981
Stockholders' equity	50,964	51,571

Total liabilities and stockholders' equity	$53,975	$54,552

Statement of Operations
For the Year Ended December 31, 2005 and the Period From Inception (September 30, 2004) through December 31, 2004

(In thousands)	2005	2004

Interest income	$506	$90

Other expense
Charitable contribution	-	1,521
Other expenses	444	26
Total other expense	444	1,547
Income (loss) before income tax (benefit) and equity in
undistributed net income of subsidiary	62	(1,457)
Income tax (benefit)	21	(495)
Income (loss) before equity in undistributed net income of subsidiary	41	(962)
Equity in undistributed net income of subsidiary	1,864	488

Net income (loss)	$1,905	$(474)

Notes to Consolidated Financial Statements

17. Parent Company Only Financial Statements - (Continued)

Statement of Cash flows

For the Year Ended December 31, 2005 and the Period From Inception (September 30, 2004) through December 31, 2004

(In thousands)	2005	2004

Net cash provided (used) by operating activities	$243	$(39)

Cash flows from investing activities
Purchase of available-for-sale securities	-	(11,014)
Paydowns and maturities of available-for-sale securities	1,591	-
Loan to ESOP	-	(2,981)
Principal payments received from ESOP	143
Investment in subsidiary, Naugatuck Valley Savings and Loan	-	(15,870)
Net cash provided (used) by investing activities	1,734	(29,865)

Cash flows from financing activities
Common stock repurchased	(1,851)	-
Cash dividends to common shareholders	(500)	-
Release of ESOP shares	217	-
Proceeds from issuance of common stock	-	32,601
Cost of issuance of common stock	-	(959)
Net cash (used) provided by financing activities	(2,134)	31,642

(Decrease) increase in cash and cash equivalents	(157)	1,738
Cash and cash equivalents at beginning of year	1,738	-

Cash and cash equivalents at end of year	$1,581	$1,738

Supplemental Disclosures:
Non-cash investing activities:
Loan to acquire ESOP shares	$-	$2,981
Capital contributed on acquisition of subsidiary	-	22,010

Cash paid during the year for:
Interest	$-	$-
Income taxes	-	-

Directors and Executive Officers

Directors of Naugatuck Valley Financial Corporation,
Naugatuck Valley Mutual Holding Company
and Naugatuck Valley Savings and Loan

Carlos S. Batista Vice President - Bristol Babcock, Inc.	Michael S. Plude, CPA Managing Partner - Kaskie, Plude & Pacowta, LLC

Richard M. Famiglietti Owner - CM Property Management	John C. Roman President and Chief Executive Officer - Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company and Naugatuck Valley Savings and Loan

Ronald D. Lengyel
Chairman of the Board - Naugatuck Valley
Financial Corporation, Naugatuck Valley Mutual
Holding Company and Naugatuck Valley
Savings and Loan

Director - Connecticut Water Service, Inc.
Camilo P. Vieira Consultant - CM Property Management

James A. Mengacci Owner - James A. Mengacci Associates LLC	Jane H. Walsh Senior Vice President - Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company and Naugatuck Valley Savings and Loan

Executive Officers of
Naugatuck Valley Financial Corporation,
Naugatuck Valley Mutual Holding Company
and Naugatuck Valley Savings and Loan

John C. Roman President and Chief Executive Officer	William C. Nimons Senior Vice President

Dominic J. Alegi, Jr. Executive Vice President	Mark S. Graveline Senior Vice President

Jane H. Walsh Senior Vice President	Lee R. Schlesinger Vice President and Treasurer

Investor and Corporate Information

Annual Meeting

The annual meeting of stockholders will be held at 10:30 a.m., local time, on May 4, 2006 in the Community Room at Naugatuck Valley Savings and Loan’s main office at 333 Church Street, Naugatuck, Connecticut 06770.

Stock Listing

Naugatuck Valley Financial Corporation common stock is listed on the Nasdaq National Market under the symbol "NVSL."

Price Range of Common Stock

On October 1, 2004, Naugatuck Valley Financial common stock commenced trading on the Nasdaq National Market. At March 1, 2006, there were 877 holders of record of Naugatuck Valley Financial common stock. The following table sets forth the high and low sales prices of the common stock, as reported on the Nasdaq National Market, and the dividend paid by Naugatuck Valley Financial during each quarter since trading commenced.

	Dividends	High	Low
2004:
Fourth Quarter	$0.00	$11.34	$10.26

2005:
First Quarter	$0.04	$11.85	$10.32
Second Quarter	0.04	10.84	9.80
Third Quarter	0.04	13.09	10.45
Fourth Quarter	0.04	13.00	10.20

Stockholder and General Inquiries

John C. Roman
President and Chief Executive Officer
Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut 06770
(203) 720-5000

Annual and Other Reports

A copy of the Naugatuck Valley Financial Annual Report on Form 10-K, without exhibits, for the year ended December 31, 2005, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Bernadette A. Mole, Corporate Secretary, Naugatuck Valley Financial Corporation, 333 Church Street, Naugatuck, Connecticut 06770.

Independent Registered Public Accounting Firm	Transfer Agent

Whittlesey & Hadley, P.C.	Registrar and Transfer Company
147 Charter Oak Avenue	10 Commerce Drive
Hartford, Connecticut 06106	Cranford, New Jersey 07016

Corporate Counsel

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Office Locations

Main Office

333 Church Street Naugatuck, Connecticut 06770

Branch Offices

1009 New Haven Road Naugatuck, Connecticut 06770

127 South Main Street Beacon Falls, Connecticut 06403

49 Pershing Drive Derby, Connecticut 06418

249 West Street Seymour, Connecticut 06483

504 Bridgeport Avenue Shelton, Connecticut 06484

15 Quaker Farms Road Southbury, Connecticut 06488 (Opening Summer 2006)