Form 10-K, Exhibit 13
period 2006-12-31
Naugatuck Valley Financial Corp
filed 2007-03-28
CIK 1293413

Naugatuck Valley Financial Corporation

Naugatuck Valley Financial Corporation, headquartered in Naugatuck, Connecticut, is the holding company for Naugatuck Valley Savings and Loan. A majority of the outstanding shares of Naugatuck Valley Financial’s common stock are owned by Naugatuck Valley Mutual Holding Company, the mutual holding company for Naugatuck Valley Savings. Naugatuck Valley Savings operates as a community-oriented financial institution, dedicated to serving the financial service needs of consumers and businesses with a variety of deposit and loan products from its nine full-service banking offices in the Greater Naugatuck Valley Region of southwestern Connecticut.

Dear Stockholders,

During 2006 Naugatuck Valley Financial Corporation continued to build value for its customers, employees and shareholders by taking initiatives to expand our franchise, providing superior service and developing meaningful customer relationships.

Assets grew 16.5% supported by deposit growth of 20.1%. These deposits funded loan growth of 18.9%. We brought our brand of community banking to three new communities by opening de novo branches in Southbury, Waterbury and Cheshire, Connecticut. We are pleased with the initial growth of these new branches and our acceptance in our new communities. Noninterest income increased 28.4% as new fee based programs such as reverse mortgages and an overdraft privilege program were delivered by our dedicated and experienced employees. Our loan delinquencies remained low due to our continued dedication to credit quality.

Earnings decreased in 2006 due to the challenging interest rate environment and as a result of the costs of our growth. We understand and remain focused on what it takes to build value within the Mutual Holding Company structure. The market rewarded our share holders with a 20% increase in our stock price and we built value through the repurchase of 131,150 shares or 34.5% of the total shares authorized to be repurchased under the announced program. We increased the amount of our quarterly dividend from $.04 to $.05 per share starting with the first quarterly dividend paid in 2006.

Finally, in 2006 the Naugatuck Valley Savings and Loan Foundation, the charitable foundation we established and funded with our common stock in connection with the 2004 stock offering, made grants in excess of $98,000 to support charitable and humanitarian needs in our community.

We thank you for your continued support as we strive for continued growth and success.

Sincerely Yours,

/s/ Ronald D. Lengyel	/s/ John C. Roman

Ronald D. Lengyel	John C. Roman
Chairman of the Board	President and CEO

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

	At December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Financial Condition Data:
Total assets	$413,855	$355,346	$265,449	$243,956	$227,998
Securities held to maturity	2,531	5,002	5,168	1,561	1,364
Securities available for sale	67,736	58,047	31,096	37,166	32,512
Loans receivable, net	308,376	259,427	203,820	180,378	166,046
Cash and cash equivalents	7,942	8,951	7,575	9,775	18,158
Deposits	289,198	240,846	193,366	183,455	173,231
FHLB advances	68,488	57,059	15,826	34,990	31,119
Total capital	51,084	50,964	51,571	21,217	19,850

	Year Ended December 31,
	2006	2005	2004		2003	2002
	(In thousands, except per share data)
Operating Data:
Interest and dividend income	$20,750	$15,908	$12,713		$12,644	$13,178
Interest expense	9,350	4,941	3,559		4,241	5,299
Net interest income	11,400	10,967	9,154		8,403	7,879
Provision for loan losses	192	32	-		45	231
Net interest income after provision for loan losses	11,208	10,935	9,154		8,358	7,648
Noninterest income	1,948	1,517	1,078		1,115	972
Noninterest expense	11,504	10,097	9,803		6,845	5,820
Income before provision for income taxes	1,652	2,355	429		2,628	2,800
Provision for income taxes	204	450	14		822	880
Net income	$1,448	$1,905	$415		$1,806	$1,920
Earnings per share, basic and diluted	$0.20	$0.26	$0.07	(1)	NA	NA

(1)
Net income per share is for the fourth quarter 2004. Before September 30, 2004, Naugatuck Valley Financial did not exist and Naugatuck Valley Savings operated as a mutual institution and, accordingly, had no per share data.

	At or For the Year Ended December 31,
	2006	2005	2004	2003	2002

Performance Ratios:
Return on average assets	0.38%	0.62%	0.16%	0.77%	0.91%

Return on average equity	2.79	3.66	1.42	8.59	10.23

Interest rate spread (1)	3.07	3.68	3.78	3.77	3.77

Net interest margin (2)	3.26	3.87	3.85	3.85	3.90

Noninterest expense to average assets	3.03	3.27	3.81	2.94	2.75

Efficiency ratio (3)	85.93	80.61	95.47	71.62	65.20

Dividend payout ratio (4)	100.00	61.54	-	-	-

Average interest-earning assets to average interest-bearing liabilities	107.18	111.20	104.98	103.69	105.20

Average equity to average assets	13.65	16.87	11.37	9.02	8.86

Capital Ratios:
Total capital to risk-weighted assets	14.29	17.88%	23.61%	16.21%	15.37%

Tier 1 capital to risk-weighted assets	13.56	17.07	22.52	14.96	14.12

Tier 1 capital to adjusted total assets (5)	9.53	11.42	14.78	8.64	8.30

Total equity to total assets	12.34	14.34	19.43	8.70	8.71

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.67%	0.72%	0.89%	0.99%	1.19%

Allowance for loan losses as a percent of nonperforming loans	103.03	638.78	306.88	199.78	162.91

Net charge-offs (recoveries) to average loans outstanding during the period	0.00	0.01	(0.01)	0.13	0.05

Nonperforming loans as a percent of total loans	0.65	0.11	0.29	0.50	0.73

Nonperforming assets as a percent of total assets	0.49	0.10	0.25	0.46	0.58

Other Data:
Number of:
Deposit accounts	27,385	25,592	22,599	22,447	22,059
Full service customer service facilities	9	6	5	5	4

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents noninterest expense (less intangible amortization) divided by the sum of net interest income and noninterest income.
(4)	Represents dividends declared per share divided by basic net income per share.
(5)	Data for 2003 represents Tier 1 capital to average assets.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The objective of this section is to help the reader understand our views on our financial condition and results of operations. You should read this discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this annual report.

Overview

Income. We have two primary sources of income. The first is net interest income, which is the difference between interest income, the income that we earn on our loans and investments, and interest expense, the interest that we pay on our deposits and borrowings.

To a lesser extent, we also recognize income from fees and service charges, which is the compensation we receive from providing products and services. Our primary noninterest income comes from fees and service charges on loan and deposit accounts. We also earn income from bank owned life insurance, sales of loans and investments and investment advisory services.

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

Operating Strategy

At Naugatuck Valley Financial Corporation we pursue a strategy which is focused on long-term growth by providing superior customer service and the profitable delivery of the products our customers want.

The successful pursuit of this strategy involves growth of deposits and loans, increases in non-interest income, maintenance of credit quality, branch improvement and expansion of our market area.

During 2006, we grew deposits by competing aggressively on rate and marketing free checking products. We were also successful in building municipal deposits from towns and cities in our market area, through the creation of a competitively priced Municipal Deposit product.

We grew loans of all types by meeting rate competition and through the sales efforts of our experienced business development teams. We increased residential mortgage loans by offering competitive rates and superior customer service from the time of application through closing and servicing. Our 2006 Home Equity Loan and Line promotion successfully grew both fixed and variable rate consumer loans. We successfully increased commercial mortgages and residential development loans through the efforts of our business development officers who build relationships and understand our borrowers, businesses and the communities they operate in.

We strive to decrease reliance on net interest income by increasing our sources and the amount of non-interest income. We continue to build non-interest income by increasing income from overdraft protection services, reverse mortgages and brokerage income from the sale of mortgages that do not meet our underwriting standards. We expect non-interest income to continue to rise in the future through the lease of office and retail space available at our Seymour and Southbury offices and through increases in income from investment advisory services and sales of Savings Bank Life Insurance.

We continue to be dedicated to the maintenance of credit quality. We maintained strong credit standards as we grew loans in the first half of this decade and expect our loan portfolios to maintain their low delinquency levels. We are committed to the maintenance of adequate loan loss reserves and prudently increased our loan loss reserves in 2006.

During 2006, we took advantage of opportunities to expand our geographic reach by opening de novo branches. Our Southbury office was constructed on bank owned property during the first half of 2006 and opened for business in August 2006. In the summer of 2006, we took advantage of opportunities to enter the Waterbury and Cheshire markets through the lease of bank offices recently abandoned by our competition due to bank consolidations. We will continue to upgrade our current branch facilities and pursue expansion of our branch system in future years through de novo branching and branch acquisitions.

Historically, we have pursued a strategy of maintaining a high loan-to-asset ratio. This strategy requires us to prudently deploy our sources of funds, primarily deposits, into new loans. As of December 31, 2006, our loan to asset ratio was 75%, up from 73% as of December 31, 2005. In spite of the inverted yield curve, we increased our net interest income by successfully managing asset and liability growth. This was accomplished by growing deposits and investing the funds in high quality residential mortgages, consumer lines of credit and small business and development loans.

We utilize a number of tools to increase net interest income and decrease interest rate risk. These tools include the purchase of short-term investments and the pursuit of a leverage strategy under which we fund our investments with lower cost borrowings.

Balance Sheet

Loans. Our principal lending activity is the origination of loans secured by real estate primarily located in our market area. We originate real estate loans secured by one- to four-family residential homes and multi-family and commercial real estate and construction loans. At December 31, 2006, real estate loans totaled $255.4 million, or 81.5% of total loans compared to $215.5 million, or 81.6% of total loans at December 31, 2005 and $174.8 million, or 84.0% of total loans at December 31, 2004. Real estate loans have increased due to the stable interest rates together with significant real estate development in our market area.

The largest segment of our real estate loans is one- to four-family residential loans. At December 31, 2006, these loans totaled $179.4 million and represented 70.2% of real estate loans and 57.3% of total loans compared to $156.9 million, which represented 72.8% of real estate loans and 59.4% of total loans, at December 31, 2005. One- to four-family residential loans increased $22.5 million, or 14.3%, from December 31, 2005 to December 31, 2006 and increased $22.1 million, or 16.4%, from December 31, 2004 to December 31, 2005, reflecting a growth in the mortgage portfolio from new borrowers and refinancing of existing customers.

Multi-family and commercial real estate loans are the second largest segment of our real estate loan portfolio. This portfolio was $45.9 million and represented 18.0% of real estate loans and 14.6% of total loans at December 31, 2006 compared to $33.6 million, which represented 15.6% of real estate loans and 12.7% of total loans, at December 31, 2005. Multi-family and commercial real estate loans increased $12.3 million, or 36.5%, for the year ended December 31, 2006 and $11.0 million, or 49.0%, in the year ended December 31, 2005 due to the efforts on the part of our business development officers to grow market share and attract new customers.

We also originate construction loans secured by residential and commercial real estate. This portfolio was $30.1 million and represented 11.8% of real estate loans and 9.6% of total loans at December 31, 2006 compared to $24.9 million, which represented 11.6% of real estate loans and 9.5% of total loans at December 31, 2005. Construction loans increased $5.2 million, or 20.8%, for the year ended December 31, 2006 and $7.4 million, or 42.6%, in the year ended December 31, 2005 primarily due to an increased demand by contractors for construction loans and an increase in demand for construction to permanent financing by commercial customers.

We originate commercial business loans secured by business assets other than real estate, such as business equipment, inventory and accounts receivable and letters of credit. Commercial business loans totaled $13.5 million, and represented 4.3% of total loans at December 31, 2006, compared to $9.7 million, representing 3.7% of total loans, at December 31, 2005.

We also originate a variety of consumer loans, including second mortgage loans, home equity lines of credit and loans secured by savings accounts and automobiles. Consumer loans totaled $44.3 million and represented 14.2% of total loans at December 31, 2006, compared to $38.8 million, which represented 14.7% of total loans at December 31, 2005. The $5.5 million, or 14.3%, increase for the year ended December 31, 2006 and the $10.5 million, or 36.9%, increase for the 2005 fiscal year was due to an aggressive marketing campaign together with competitive pricing on our equity loan and equity line of credit products.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,
	2006		2005		2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate loans:
One-to four-family	$179,374	57.27%	$156,900	59.44%	$134,785	64.75%	$131,353	70.98%	$132,134	77.85%
Construction	30,124	9.62	24,943	9.45	17,486	8.40	14,094	7.62	6,888	4.06
Multi-family and commercial real estate	45,879	14.65	33,608	12.73	22,559	10.84	14,273	7.71	10,285	6.06
Total real estate loans	255,377	81.54	215,451	81.62	174,830	83.99	159,720	86.31	149,307	87.97
Commercial business loans	13,508	4.31	9,728	3.69	4,989	2.40	4,240	2.29	1,693	1.00
Consumer loans:
Savings accounts	634	0.20	785	0.30	679	0.33	592	0.32	519	0.31
Personal	275	0.09	212	0.08	217	0.10	139	0.08	153	0.09
Automobile	186	0.06	160	0.06	98	0.05	143	0.08	181	0.11
Home equity	43,220	13.80	37,628	14.25	27,342	13.13	20,212	10.92	17,873	10.53
Total consumer loans	44,315	14.15	38,785	14.69	28,336	13.61	21,086	11.40	18,726	11.03
Total loans	313,200	100.00%	263,964	100.00%	208,155	100.00%	185,046	100.00%	169,726	100.00%

Less:
Allowance for loan losses	2,071		1,878		1,829		1,810		1,994
Undisbursed construction loans	2,343		2,258		2,094		2,519		1,168
Deferred loan origination fees	410		401		412		339		518
Loans receivable, net	$308,376		$259,427		$203,820		$180,378		$166,046

The following table sets forth certain information at December 31, 2006 regarding the dollar amount of loans repricing or maturing during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated maturity are reported as due in one year or less.

	At December 31, 2006
	Real Estate Loans	Commercial Business Loans	Consumer Loans	Total Loans
	(In thousands)
One year or less	$31,483	$6,458	$21,967	$59,908
More than one year to five years	49,420	5,241	1,572	56,233
More than five years	174,474	1,809	20,776	197,059
Total	$255,377	$13,508	$44,315	$313,200

The following table sets forth the dollar amount of all loans at December 31, 2006 that are due after December 31, 2007 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude applicable loans in process, nonperforming loans and deferred loan fees, net.

	Fixed-Rates	Floating or Adjustable-Rates	Total
	(In thousands)
Real estate loans:
One- to four-family	$145,260	$30,360	$175,620
Construction	5,947	1,013	6,960
Multi-family and commercial	4,620	36,694	41,314
Commercial business loans	3,187	3,863	7,050
Consumer loans	22,282	66	22,348
Total	$181,296	$71,996	$253,292

The following table shows loan origination activity during the periods indicated.

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

Total loans at beginning of period	$263,964	$208,155	$185,046
Loans originated:
Real estate loans:
One- to four-family	35,330	42,144	30,002
Construction	27,288	27,695	20,598
Multi-family and commercial	15,672	23,389	10,865
Commercial business loans	8,172	6,308	3,962
Consumer loans	22,651	24,664	18,416
Total loans originated	109,113	124,200	83,843
Loans purchased	—	—	—
Deduct:
Real estate loan principal repayments	(38,364)	(52,607)	(44,622)
Loan sales	—	—	(1,927)
Other repayments	(21,513)	(15,784)	(14,185)
Net loan activity	49,236	55,809	23,109
Total loans at end of period	$313,200	$263,964	$208,155

Allowance for Loan Losses and Asset Quality. The allowance for loan losses is a valuation allowance for the probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are needed a provision for loan losses is charged against earnings. The recommendations for increases or decreases to the allowance are presented by management to the Board of Directors on a quarterly basis.

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

The loss factors allowance percentages which are presently used to determine the reserve level were updated in 2006 based on various risk factors such as type of loan, collateral and loss history. These factors are subject to ongoing evaluation to ensure their relevance to our loan portfolio in the current economic environment.

When we determine that a loan is troubled and where, based on current information and events, it is probable that we will not be able to collect all amounts due, the excess of the recorded investment in the loan over the fair market value of any collateral, net of estimated costs to sell the asset, is classified as loss, and we classify the remainder of the loan balance as substandard.

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

The following table sets forth the breakdown of the allowance for loan losses based on the components of our allowance at the dates indicated.

	At December 31, 2006	At December 31, 2005
	(In thousands)
Passed assets	$1,711	$1,425
Classified assets	360	450
Unallocated	-	3
Total Total	$2,071	$1,878

At December 31, 2006, our allowance for loan losses represented 0.67% of total gross loans and 103.3% of nonperforming loans. The allowance for loan losses increased $193,000 from December 31, 2005 to December 31, 2006. The increase in the allowance was the result of net recoveries and provisions for loan losses.

At December 31, 2005, our allowance for loan losses represented 0.72% of total gross loans and 638.78% of nonperforming loans. The allowance for loan losses increased $49,000 from December 31, 2004 to December 31, 2005. The increase in the allowance was the result of net recoveries and provisions for loan losses.

Total nonperforming loans increased during the year ended December 31, 2006 due to the migration of a large relationship into nonaccrual. The Company recorded a provision for loan losses of $192,000 during the year ended December 31, 2006 and a provision of $32,000 during the year ended December 31, 2005.

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

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)

Allowance at beginning of period	$1,878	$1,829	$1,810	$1,994	$1,856
Provision for loan losses	192	32	—	45	231
Less: Charge offs:
Real estate loans	—	—	—	265	112
Commercial business loans	—	3	51	—	—
Consumer loans	2	1	5	2	5
Total charge-offs	2	4	56	267	117

Plus: Recoveries:
Real estate loans	3	18	43	38	23
Commercial business loans	—	3	—	—	—
Consumer loans	—	—	32	—	1
Total recoveries	3	21	75	38	24
Net charge-offs (recoveries)	(1)	(17)	(19)	229	93

Allowance at end of period	$2,071	$1,878	$1,829	$1,810	$1,994

Allowance to nonperforming loans	103.03%	638.78%	306.88%	199.78%	162.91%
Allowance to total loans outstanding at the end of the period	0.67%	0.72%	0.89%	0.99%	1.19%
Net charge-offs (recoveries) to average loans outstanding during the period	0.00%	0.01%	(0.01)%	0.13%	0.05%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,
	2006			2005			2004
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)
One- to four-family	$718	34.67%	57.27%	$724	38.55%	59.44%	$864	47.25%	64.75%
Construction	464	22.40	9.62	376	20.02	9.45	142	7.76	8.40
Multi-family and commercial real estate	347	16.76	14.65	379	20.18	12.73	374	20.45	10.84
Commercial business	209	10.09	4.31	113	6.02	3.69	50	2.73	2.40
Consumer loans	333	16.08	14.15	283	15.07	14.69	302	16.51	13.61
Unallocated	—	—	—	3	0.16	—	97	5.30	—
Total allowance for loan losses	$2,071	100.00%	100.00%	$1,878	100.00%	100.00%	$1,829	100.00%	100.00%

	At December 31,
	2003			2002
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)

One- to four-family	$927	51.22%	70.98%	$1,566	78.54%	77.85%
Construction	185	10.22	7.62	100	5.02	4.06
Multi-family and commercial real estate	321	17.73	7.71	148	7.42	6.06
Commercial business	92	5.08	2.29	59	2.96	1.00
Consumer loans	232	12.82	11.40	78	3.91	11.03
Unallocated	53	2.93	—	43	2.16	—
Total allowance for loan losses	$1,810	100.00%	100.00%	$1,994	100.00%	100.00%

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

Nonperforming assets totaled $2.0 million, or 0.49% of total assets, at December 31, 2006, which was an increase of $1.7 million, or 489.4%, from December 31, 2005. Nonaccrual loans accounted for 100% of the total nonperforming assets at December 31, 2006. At December 31, 2006, $106,000 of the allowance for loan losses was related to nonaccrual real estate loans.

Nonperforming assets totaled $341,000, or 0.10% of total assets, at December 31, 2005, which was a decrease of $323,000, or 48.6%, from December 31, 2004. Nonaccrual loans accounted for 86.2% of the total nonperforming assets at December 31, 2005. At December 31, 2005, $40,000 of the allowance for loan losses was related to nonaccrual real estate loans.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider one- to four-family mortgage loans and consumer loans to be homogeneous and only evaluate them for impairment separately when they are delinquent or classified. Other loans are evaluated for impairment on an individual basis. At December 31, 2006, two loans were considered impaired.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings or any accruing loans past due 90 days or more at the dates presented.

	At December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Nonaccrual loans:
One- to four-family	$423	$165	$474	$500	$1,041
Multi-family and commercial real estate	1,388	120	119	315	117
Commercial business	142	9	3	15	—
Consumer	57	—	—	76	66
Total	2,010	294	596	906	1,224

Foreclosed real estate	—	47	68	208	108

Total nonperforming assets	$2,010	$341	$664	$1,114	$1,332

Total nonperforming loans to total loans	0.65%	0.11%	0.29%	0.50%	0.73%

Total nonperforming loans to total assets	0.49%	0.08%	0.22%	0.37%	0.54%

Total nonperforming assets to total assets	0.49%	0.10%	0.25%	0.46%	0.58%

Other than disclosed above, there are no other loans at December 31, 2006 that we have serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Interest income that would have been recorded for the years ended December 31, 2006 and December 31, 2005 had nonaccruing loans been current according to their original terms amounted to $68,200 and $20,900, respectively. Income related to nonaccrual loans included in interest income for the years ended December 31, 2006 and December 31, 2005 amounted to $125,400 and $19,600, respectively.

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

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At December 31,
	2006	2005
	(In thousands)

Special mention assets	$6,899	$5,197
Substandard assets	3,137	1,360
Doubtful assets	4	10
Loss assets	—	—
Total classified assets	$10,040	$6,567

Special mention assets at December 31, 2006 and December 31, 2005 did not include any nonaccrual loans. Substandard assets at December 31, 2006 and December 31, 2005 included nonaccrual loans of $2.0 million and $284,000, respectively. All doubtful assets at December 31, 2006 and December 31, 2005 were nonaccrual loans and all loss assets at December 31, 2006 were nonaccrual loans.

Delinquencies. The following table provides information about delinquencies in our loan portfolios at the dates indicated.

	At December 31,
	2006		2005		2004
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)

One- to four-family	$413	$392	$792	$498	$2,017	$581
Multi-family and commercial real estate	603	664	—	—	510	150
Commercial business	262	310	164	—	64	15
Consumer loans	—	5	7	—	135	12
Total	$1,278	$1,371	$963	$498	$2,726	$758

Securities. Our securities portfolio consists primarily of mortgage-backed securities and collateralized mortgage obligations with maturities of 30 years or less, municipal obligations with maturities of 15 years or less, money market preferred obligations, as well as U.S. Government and agency obligations. Securities increased by $7.2 million in the year ended December 31, 2006 primarily due to the purchase of securities funded through Federal Home Loan Bank advances and excess liquidity. Securities increased by $26.8 million in the year ended December 31, 2005 primarily due to the purchase of securities funded primarily through Federal Home Loan Bank advances. Substantially all of our mortgage-backed securities and collateralized mortgage obligations were issued either by Ginnie Mae, Fannie Mae or Freddie Mac. Our securities portfolio also includes a private label collateralized mortgage obligation and, to a lesser extent, corporate obligations and interest-bearing balances (certificates of deposits) at other institutions. The interest-bearing balances are all held to maturity and all mature within two years.

The following table sets forth the amortized costs and fair values of our securities portfolio at the dates indicated.

	At December 31,
	2006		2005		2004
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Available-for-sale securities:
U.S. Government and agency obligations	$8,495	$8,415	$15,344	$15,175	$15,072	$15,210
Mortgage-backed securities	25,111	24,782	22,544	22,082	12,249	12,092
Collateralized mortgage obligations	4,796	4,694	4,199	4,098	3,812	3,794
Municipal obligations	15,177	15,190	8,715	8,769	—	—
Money market preferred obligations	12,700	12,700	6,000	6,000	—	—
Corporate obligations	1,951	1,955	1,928	1,923	—	—

Held-to-maturity securities:
U.S. Government and agency obligations	1,201	1,192	1,202	1,189	703	708
Interest-bearing balances	1,330	1,330	3,800	3,800	4,465	4,465
Total	$70,761	$70,258	$63,732	$63,036	$36,301	$36,269

At December 31, 2006, we did not own any securities, other than U.S. Government and agency securities, that had an aggregate book value in excess of 10% of our total capital at that date.

The following table sets forth the final maturities and weighted average yields of securities at December 31, 2006. Mortgage-backed securities and collateralized mortgage obligations are secured by mortgages and as a result produce monthly principal repayments which are not reflected in the table below. Certain mortgage-backed securities, collateralized mortgage obligations and money market preferred obligations have adjustable interest rates and reprice within the various maturity ranges. These repricing schedules are not reflected in the table below. At December 31, 2006, mortgage-backed securities and collateralized mortgage obligations with adjustable rates totaled $19.3 million.

	Less Than One Year		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)
Available-for-sale securities:
U.S. Government and agency obligations	$3,962	3.77%	$3,473	4.56%	$980	5.80%	$—	—%	$8,415	4.33%
Mortgage-backed securities	—	—	1,533	3.69	—	—	23,249	4.84	24,782	4.77
Collateralized mortgage obligations	—	—	—	—	982	5.28	3,712	4.27	4,694	4.48
Municipal obligations	999	3.68	—	—	830	4.03	13,361	4.25	15,190	4.20
Money market preferred obligations	12,700	4.42	—	—	—	—	—	—	12,700	4.42
Corporate obligations	—	—	1,955	5.21	—		—	—	1,955	5.21
Total available-for-sale securities	17,661	4.23	6,961	4.55	2,792	5.09	40,322	4.59	67,736	4.51

Held-to-maturity securities:
U.S. Government and agency obligations	1,201	4.10	—	—	—	—	—	—	1,201	4.10
Interest-bearing balances	1,140	3.06	190	3.75	—	—	—	—	1,330	3.16
Total held-to-maturity securities	2,341	3.59	190	3.75	—	—	—	—	2,531	3.61
Total	$20,002	4.16	$7,151	4.53	$2,792	5.09	$40,322	4.59	$70,267	4.48

Bank Owned Life Insurance. During 2003, we purchased life insurance policies on certain key executives. We purchased $2.5 million of additional policies in the fourth quarter of 2005. Bank owned life insurance is recorded as an asset at the lower of its cash surrender value or the amount that can be realized. Income earned on bank owned life insurance policies is exempt from income taxes.

Deposits. Our primary source of funds is retail deposit accounts held principally by individuals and businesses within our market area. The deposit base is comprised of certificate accounts, regular savings accounts, checking and NOW accounts, money market savings accounts and health savings accounts. At December 31, 2006, we had no brokered deposits. Total deposits increased $48.4 million or 20.1% in the year ended December 31, 2006. During that time period, certificate accounts increased 34.8%, regular savings accounts decreased by 10.2%, checking and NOW accounts increased by 22.4% and money market deposit accounts increased by 2.2%. The increases in our deposit accounts were primarily due to increased advertising and more aggressive pricing, partially related to the opening of our three new branch offices in 2006. The decrease in regular savings accounts was primarily due to the transfer of funds to other savings products with higher rates.

The following table sets forth the balances of our deposit products at the date indicated.

	At December 31,
	2006	2005	2004
	(In thousands)

Certificate accounts	$165,076	$122,431	$81,200
Regular savings accounts	46,156	51,375	43,941
Checking and NOW accounts	57,301	46,825	37,003
Money market savings accounts	20,665	20,215	31,222
Total	$289,198	$240,846	$193,366

The following table indicates the amount of jumbo certificate accounts by time remaining until maturity at December 31, 2006. Jumbo certificate accounts require minimum deposits of $100,000.

Maturity Period	Certificate Accounts
(In thousands)

Three months or less	$9,042
Over three through six months	15,089
Over six through twelve months	19,490
Over twelve months	4,607
Total	$48,228

The following table sets forth the certificate accounts classified by rates at the dates indicated.

	At December 31,
	2006	2005	2004
	(In thousands)

0.00 - 0.99%	$805	$2,416	$13,094
1.00 - 1.99	11,863	17,633	31,371
2.00 - 2.99	3,138	16,699	14,704
3.00 - 3.99	17,866	50,729	14,228
4.00 - 4.99	60,207	34,954	6,884
5.00 - 5.99	71,197	—	919
Total	$165,076	$122,431	$81,200

The following table sets forth the amount and maturities of certificate accounts at December 31, 2006.

	Amount Due
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three to Four Years	More Than Four Years	Total	Percent of Total Certificate Accounts
	(Dollars in thousands)

0.00 - 0.99%	$805	$—	$—	$—	$—	$805	0.49%
1.00 - 1.99	10,068	1,573	222	—	—	11,863	7.19
2.00 - 2.99	2,193	604	341	—	—	3,138	1.90
3.00 - 3.99	9,543	5,824	1,991	508	—	17,866	10.82
4.00 - 4.99	52,565	3,705	920	2,863	154	60,207	36.47
5.00 - 5.99	69,882	1,315	—	—	—	71,197	43.13
Total	$145,056	$13,021	$3,474	$3,371	$154	$165,076	100.00%

The following table sets forth the savings activity for the periods indicated.

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

Beginning balance	$240,846	$193,366	$183,455
Increase before interest credited	41,811	44,086	7,654
Interest credited	6,541	3,394	2,257
Net increase in savings deposits	48,352	47,480	9,911
Ending balance	$289,198	$240,846	$193,366

Borrowings. We borrow funds from the Federal Home Loan Bank of Boston during periods of low liquidity to match fund increases in our fixed-rate mortgage portfolio and to provide long-term fixed-rate funding with the goal of decreasing our exposure to an increase in interest rates. In 2006 we also borrowed funds from the Federal Home Loan Bank of Boston to purchase securities. In addition, we occasionally borrow short-term from correspondent banks to cover temporary cash needs. At December 31, 2006, we had the ability to borrow a total of $3.5 million from a correspondent bank, none of which was borrowed at such date.

The following table presents certain information regarding our Federal Home Loan Bank advances during the periods and at the dates indicated.

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)

Maximum amount of advances outstanding at any month end during the period	$70,414	$57,059	$34,643
Average advances outstanding during the period	59,423	38,530	27,379
Weighted average interest rate during the period	4.69%	3.93%	4.59%
Balance outstanding at end of period	$68,488	$57,059	$15,826
Weighted average interest rate at end of period	4.83%	4.20%	4.42%

Equity. Total equity increased by $120,000, or 0.24%, to $51.08 million at December 31, 2006 from $50.96 million at December 31, 2005. The increase in 2006 was due to net income of $1.4 million for the twelve- month period, stock repurchases of $1.5 million, year-to-date dividends of $617,000 paid to stockholders, a net decrease to the unrealized loss on available-for-sale securities of $125,000, $433,000 in equity adjustments related to the Company’s 2005 Equity Incentive Plan and $221,000 in equity adjustments related to the release of 19,889 shares under the Company’s Employee Stock Ownership Plan. Total equity decreased by $607,000, or 1.2%, to $51.0 million at December 31, 2005 from $51.6 million at December 31, 2004. The decrease in 2005 was due to net income of $1.9 million, $1.8 million in equity adjustments related to the Company’s 2005 Equity Incentive Plan, year-to-date dividends of $500,000 paid to stockholders, a net increase to the unrealized loss on available-for-sale securities of $427,000 and $218,000 in equity adjustments related to the release of 19,889 shares of our employee stock ownership plan. Our average equity to average assets ratio was 13.65% at December 31, 2006, compared to 16.87% at December 31, 2005, and 11.37% at December 31, 2004.

Comparison of Operating Results for the Years Ended December 31, 2006, 2005 and 2004

      Overview.

	2006	2005	2004	% Change 2006/2005	% Change 2005/2004
	(Dollars in thousands)

Net income	$1,448	$1,905	$415	(23.99%)	359.04%
Return on average assets	0.38%	0.62%	0.16%	(38.71%)	287.50%
Return on average equity	2.79%	3.66%	1.42%	(23.77%)	157.75%

2006 v. 2005. Net income decreased primarily due to an increase in interest expense as the cost of our interest-bearing liabilities continued to increase more rapidly than yields on our interest-earning assets, reflecting the inverted yield curve. The increase in interest expense was also the result of the marketing of competitively priced deposit products offered in conjunction with the opening of our three new branch offices in the third quarter of 2006. We also experienced an increase in non-interest expense due to branch expansion and an increase in the reserve for loan losses as our mix of loans changes.

2005 v. 2004.  Net income increased primarily due to an increase in net interest income and non-interest income. These increases were partially offset by increases in non-interest expense and increases in tax and loan loss provisions.

Net Interest Income.

2006 v. 2005. Net interest income increased $433,000, or 3.9% to $11.4 million for 2006. The increase in net interest income for 2006 was the result of an increase in the average balances of interest earning assets combined with an increase in the average rate earned on these assets, partially offset by increases in interest expense.

Interest and dividend income for 2006 was $20.8 million, compared to $15.9 million for 2005, an increase of $4.9 million or 30.4%. The increase was the result of an increase in the average balances of interest earning assets of 23.6%, combined with an increase in the average rate earned on these assets of 31 basis points over the 2005 rates. The increase in interest earning assets is attributed primarily to an increase in the loan and investment portfolios. The average balances in the loan portfolio increased by 23.0% to $277.8 million in 2006, up from $225.8 million in 2005, while the average balance of investments increased by 26.6% to $67.1 million in 2006 from $53.0 million in 2005.

Interest expense for 2006 was $9.3 million compared to $4.9 million for 2005, an increase of $4.4 million or 89.8%. This increase resulted from a 92 basis point increase in the rates paid on interest-bearing liabilities to 2.86% in 2006 from 1.94% in 2005 due to rising market rates on deposits and borrowings along with increases in the average balances of deposits and borrowings of $71.9 million, or 28.2%, to $326.4 million in 2006 from $254.5 million in 2005. The increase in the average interest-bearing liabilities was due to increases in certificates of deposit, advances from the Federal Home Loan Bank, checking and escrow, partially offset by a decrease in the average balance of money market savings accounts.

2005 v. 2004. Net interest income increased $1.8 million, or 19.8%, to $11.0 million for 2005. The increase in net interest income for 2005 was the result of an increase in the average balances of interest earning assets combined with an increase in the average rate earned on these assets, partially offset by higher cost of funds.

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

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends, the total dollar amount of interest expense and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of daily balances and nonaccrual loans are included in average balances only. During the 2006 period, we held tax-exempt municipal securities with an average balance of $9.7 million and preferred money market securities with an average balance of $8.1 million which recognize a dividends received deduction. The yields below do not reflect the tax benefits of these securities.

	2006			2005			2004
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)

Interest-earning assets:
Loans	$277,789	$17,506	6.30%	$225,850	$13,642	6.04%	$190,713	$11,240	5.89%
Fed Funds sold	1,407	77	5.47	1,756	56	3.19	11,726	174	1.48
Investment securities	67,077	2,976	4.44	52,987	2,102	3.97	33,307	1,245	3.74
Federal Home Loan Bank stock	3,581	191	5.33	2,481	108	4.35	1,950	54	2.77
Total interest-earning assets	349,854	20,750	5.93	283,074	15,908	5.62	237,696	12,713	5.35
Noninterest-earning assets	30,084			25,340			19,731
Total assets	$379,938			$308,414			$257,427

Interest-bearing liabilities:
Certificate accounts	$143,007	$5,613	3.92	$99,487	$2,772	2.79	$84,890	$1,784	2.10
Regular savings accounts and escrow	52,769	418	0.79	51,326	360	0.70	48,929	209	0.43
Checking and NOW accounts	52,682	288	0.55	39,857	46	0.12	37,620	49	0.13
Money market savings accounts	18,356	232	1.26	25,160	245	0.97	27,547	261	0.95
Total interest-bearing deposits	266,814	6,551	2.46	215,830	3,423	1.59	198,986	2,303	1.16

FHLB advances	59,423	2,789	4.69	38,530	1,512	3.92	27,379	1,256	4.59
Other borrowings	193	10	5.17	161	6	3.73	16	—
Total interest-bearing liabilities	326,431	9,350	2.86	254,521	4,941	1.94	226,381	3,559	1.57

Noninterest-bearing liabilities	1,639			1,869			1,767
Total liabilities	328,070			256,390			228,148

Stockholders’ equity	51,868			52,024			29,279
Total liabilities and stockholders’ equity	$379,938			$308,414			$257,427
Net interest income		$11,400			$10,967			$9,154
Interest rate spread			3.07%			3.68%			3.78%
Net interest margin			3.26%			3.87%			3.85%
Average interest-earning assets to average interest-bearing liabilities			107.18%			111.20%			105.00%

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

	2006 Compared to 2005			2005 Compared to 2004
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Interest income:
Loans	$3,254	$610	$3,864	$2,114	$288	$2,402
Fed Funds sold	(8)	29	21	340	(458)	(118)
Investment securities	605	269	874	775	82	857
Federal Home Loan Bank stock	55	28	83	17	37	54
Total interest income	3,906	936	4,842	3,246	(51)	3,195

Interest expense:
Certificate accounts	1,469	1,372	2,841	341	647	988
Regular savings accounts	10	48	58	11	140	151
Checking and NOW accounts	19	223	242	3	(6)	(3)
Money market savings accounts	128	(141)	(13)	(24)	8	(16)
Total deposit expense	1,626	1,502	3,128	331	789	1,120
FHLB advances	938	339	1,277	397	(141)	256
Other borrowings	1	3	4	—	6	6
Total interest expense	2,565	1,844	4,409	728	654	1,382
Net interest income	$1,341	$(908)	$433	$2,518	$(705)	$1,813

Provision for Loan Losses.

2006 v. 2005. In 2006, a $191,871 provision was made to the allowance for loan losses. This provision is due to the increasing size of the loan portfolio, specifically, the increase in commercial construction, commercial real estate and commercial business loan portfolios, as well as an increase in the mortgage loan portfolio. In addition, there was an increase in the loans which were classified requiring an increase to the reserve. In 2006, there was an increase in nonperforming loans and as a result there was a decrease in the ratio of the allowance to nonperforming loans and assets.

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

Noninterest Income. The following table shows the components of noninterest income and the percentage changes from 2006 to 2005 and from 2005 to 2004.

	2006	2005	2004	% Change 2006/2005	% Change 2005/2004
	(Dollars in thousands)

Fees for services related to deposit accounts	$873	$618	$557	41.26%	10.95%
Fees for other services	540	356	315	51.69	13.02
Income from bank owned life insurance	304	218	201	39.45	8.46
Income from investment advisory services, net	98	167	93	(41.32)	79.57
Gain (loss) on sale of investments	6	47	(156)	(87.23)	130.13
Gain on sale of mortgages	—	—	5	N/A	(100.00)
Other income	127	111	63	14.41	76.19
Total	$1,948	$1,517	$1,078	28.41%	40.72%

2006 v. 2005. Income from fees for services related to deposit accounts increased $255,000, or 41.3% to $873,000 for the year ended December 31, 2006 compared to $618,000 for the year ended December 31, 2005 and income from fees for other services increased $184,000 or 51.7% over the same period due to increased volume in these areas including that from new products and services. An increase of 39.4% or $86,000 in income earned from investments in bank-owned life insurance was also recorded in the 2006 period. Income from investment advisory services decreased $69,000, or 41.3% to $98,000 for the year ended December 31, 2006 due to decreased volume in this area. The 2006 period included a $6,000 gain on the sale of investments, while the 2005 period included a gain of $47,000.

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

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes from 2006 to 2005 and from 2005 to 2004.

	2006	2005	2004	% Change 2006/2005	% Change 2005/2004
	(Dollars in thousands)

Compensation, taxes and benefits	$6,408	$5,477	$4,301	17.05%	27.34%
Office occupancy	1,757	1,538	1,191	14.24	29.14
Advertising	672	523	318	28.49	64.47
Computer processing	606	624	547	(2.88)	14.08
Directors compensation	516	435	335	17.93	29.85
Professional fees	380	448	272	(15.18)	64.71
Office supplies	193	232	190	(16.81)	22.11
Charitable contributions	34	34	1,587	(0.00)	(97.86)
Loss (gain) on foreclosed real estate, net	16	(35)	(57)	145.71	(38.60)
Prepayment fee on Federal Home Loan Bank advances	—	—	498	N/A	(100.00)
Other expenses	922	821	621	12.30	32.21
Total	$11,504	$10,097	$9,803	13.93%	3.00%

Other expenses for all periods include, among other items, insurance, postage and expenses related to checking accounts.

2006 v. 2005. Noninterest expense increased primarily due to increases in compensation costs, office occupancy and advertising expenditures in the 2006 period. Compensation costs for employees increased by $931,000, or 17.0% and compensation costs related to directors increased by $81,000, or 18.6%. Employee related compensation includes new employees hired to staff our three new branch offices opened in 2006. The increase in director related compensation includes costs associated with a change from a retirement plan to a deferred compensation plan. In both expense categories, the 2006 period includes a full year of expenses related to the awards made under the equity incentive plan, while the 2005 period included only five months of these expenses. The increases in office occupancy and advertising expenses can be attributed to the opening of three new branch offices in 2006. These increases were partially offset by nominal decreases in professional fees, office supplies and computer processing.

2005 v. 2004 The increase in noninterest expense increase was primarily due to an increase of $1.3 million in compensation costs, an increase of $347,000 in office occupancy expenses, an increase of $205,000 in advertising expenditures, an increase of $176,000 in legal, accounting and consulting fees and an increase of $77,000 in computer processing costs. The increase in advertising expense relates to more aggressive advertising for deposit products, while the increase in legal, accounting and consulting fees are the result of being a public company. The compensation costs in the 2005 period include expenses related to the adoption of the equity incentive plan previously approved by shareholders. Occupancy expenses increased in 2005 as a result of the opening of new branches in January and July 2005. The 2004 period included a charitable contribution of $1.5 million to establish the Naugatuck Valley Savings and Loan Foundation and a prepayment charge of $498,000 on the early payoff of $9.6 million of FHLB borrowings.

Income Taxes

2006 v. 2005. Income taxes decreased due to a lower level of taxable income in the 2006 period. The Company continues to benefit from income exempt from income taxes including income from bank-owned life insurance, municipal securities and a portion of the income earned on preferred money market securities, along with deferred tax benefits related to tax bad debt reserves in the calculation of the effective tax rate. The effective tax rate for 2006 was 12.3% compared to 19.1% for 2005.

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

Market Risk Analysis

Qualitative Aspects of Market Risk. Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between assets and liability maturities (or rate adjustment periods), while maintaining an acceptable interest rate spread, by originating adjustable-rate mortgage loans for retention in our loan portfolio, variable-rate home equity lines and variable-rate commercial loans and by purchasing variable-rate investments and investments with expected maturities of less than 10 years. In 2002-2004 we sold a small percentage of our originations of longer term fixed-rate one- to four-family mortgage loans in the secondary market based on prevailing market interest rate conditions, an analysis of the composition and risk of the loan portfolio, liquidity needs and interest rate risk management goals. We did not sell any loans in 2005 or 2006. Generally, loans are sold without recourse and with servicing retained. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

Our Asset/Liability Committee communicates, coordinates and controls all aspects of asset/liability management. The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources.

Quantitative Aspects of Market Risk. We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained a 100 to 300 basis point increase or a 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2006 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Basis Point (“bp”)	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)

300 bp	$29,864	$(21,889)	(42)%	7.61%	(4.72)%
200	37,503	(14,250)	(28)	9.34	(2.99)
100	45,004	(6,749)	(13)	10.95	(1.38)
0	51,753	—	—	12.33	—
(100)	56,260	4,507	9	13.20	.87
(200)	57,498	5,744	11	13.38	1.05

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

Liquidity and Capital Resources

Liquidity is the ability to meet current and future short-term financial obligations. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities, and advances from the Federal Home Loan Bank of Boston. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Each quarter we project liquidity availability and demands on this liquidity for the next 90 days. We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in Federal funds and short- and intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2006, December 31, 2005 and December 31, 2004, cash and cash equivalents totaled $7.9 million, $9.0 million and $7.6 million, respectively, including Federal funds of $31,000, $29,000 and $23,000, respectively. Securities classified as available for sale, which provide additional sources of liquidity, totaled $67.7 million, $58.0 million, and $31.1 million at December 31, 2006, December 31, 2005 and December 31, 2004, respectively. At December 31, 2006, December 31, 2005 and December 31, 2004, we had the ability to borrow a total of $128.7 million, $112.3 million and $95.9 million, respectively, from the Federal Home Loan Bank of Boston, of which $68.4 million, $57.1 million and $15.8 million was outstanding, respectively. At December 31, 2006, December 31, 2005 and December 31, 2004, we had arranged overnight lines of credit of $2.5 million with the Federal Home Loan Bank of Boston for all periods. We had no overnight advances outstanding with the Federal Home Loan Bank of Boston on these dates. In addition, at December 31, 2006, December 31, 2005 and December 31, 2004, we had ability to borrow $3.5 million, $2.5 million and $2.0 million, respectively from a correspondent bank. There were no advances outstanding on this line at December 31, 2006 and $1.9 million was outstanding on this line at December 31, 2005. There were no advances outstanding of this line at December 31, 2004.

At December 31, 2006, we had $21.0 million in unused line availability on home equity lines of credit, $6.4 million in unadvanced commercial lines, $5.1 million in mortgage commitments, $3.6 million in commercial mortgage loan commitments, $21.7 million in unadvanced construction mortgage commitments, $6.8 million in letters of credit, $1.3 million in commercial business loan commitments and $91,000 in overdraft line of credit availability. Certificates of deposit due within one year of December 31, 2006 totaled $145.1 million, or 50.2% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2007. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

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

The following table presents certain of our contractual obligations at December 31, 2006.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)

Long-term debt obligations	$68,488	$30,465	$33,890	$2,860	$1,273
Operating lease obligations	2,008	200	425	428	955
Total	$70,496	$30,665	$34,315	$3,288	$2,228

Our primary investing activities are the origination of loans and the purchase of securities. For the year ended December 31, 2006 we originated $109.1 million of loans and purchased $31.4 million of securities. In 2005, we originated $124.2 million of loans and purchased $51.1 million of securities. In 2004, we originated $83.8 million of loans and purchased $24.4 million of securities. During the year ended December 31, 2006, these activities were funded primarily by an increase in deposits of $48.4 million, net advances from the Federal Home Loan Bank of Boston of $11.4 million, proceeds from sales and maturities of available-for-sale securities of $21.9 million and proceeds from held-to-maturity securities of $2.5 million. During the year ended December 31, 2005, these activities were funded primarily by an increase in deposits of $47.5 million, net advances from the Federal Home Loan Bank of Boston of $41.2 million, proceeds from sales and maturities of available-for-sale securities of

$23.0 million and proceeds from held-to-maturity securities of $665,000. During the year ended December 31, 2004, these activities were funded primarily by the net proceeds from the stock issuance of $31.6 million, proceeds from sales and maturities of available-for-sale securities of $26.2 million, an increase of deposits of $9.9 million and proceeds from the sale of loans of $1.9 million.

Historically, our investment portfolio had been funded by excess liquidity when deposit inflows exceed loan demand. During 2006, we implemented a pre-purchase strategy with the objective of enhancing earnings by borrowing $6.5 million from the Federal Home Loan Bank of Boston on a short-term basis to fund the purchase of a like amount of long-term securities. These advances were paid down by subsequent investment maturities. This strategy was accretive to earnings.

Financing activities consist primarily of activity in deposit accounts and in Federal Home Loan Bank advances. We experienced a net increase in total deposits of $48.4 million, $47.5 million and $9.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products in order to attract deposits. We experienced an increase in Federal Home Loan Bank advances of $11.4 million for the year ended December 31, 2006. The increase in 2006 was primarily due to lending and investing activities.  Federal Home Loan Bank advances increased $41.2 million for the year ended December 31, 2005, and decreased $19.1 million for the year ended December 31, 2004. The increase in advances in 2005 was primarily used for our lending and investing activities. During 2004, $9.6 million of advances with an average rate of 5.29% were prepaid in an effort to reduce the cost of funds.

We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2006, we exceeded all of our regulatory capital requirements. We are considered “well capitalized” under regulatory guidelines. See note 13 of the notes to the financial statements in this annual report.

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

For the years ended December 31, 2006, 2005 and 2004, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

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

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders
Naugatuck Valley Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Naugatuck Valley Financial Corporation (the “Company”) and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years ended December 31, 2006, 2005 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Naugatuck Valley Financial Corporation and subsidiary at December 31, 2006 and 2005, and the results of its operations and its cash flows for the each of the years ended December 31, 2006, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Hartford, Connecticut
March 9, 2007

Consolidated Statements of Financial Condition

(Dollars in thousands)

	December 31,
	2006	2005
ASSETS
Cash and due from depository institutions	$7,911	$8,922
Investment in federal funds	31	29
Investment securities	70,267	63,049
Loans receivable, net	308,376	259,427
Accrued income receivable	1,904	1,525
Premises and equipment, net	11,209	9,087
Bank owned life insurance asset	7,956	7,652
Federal Home Loan Bank of Boston stock	3,898	3,159
Other assets	2,303	2,496

Total assets	$413,855	$355,346

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits	$289,198	$240,846
Advances from Federal Home Loan Bank of Boston	68,488	57,059
Mortgagors' escrow accounts	3,495	3,202
Other liabilities	1,590	3,275
Total liabilities	362,771	304,382

Commitments and contingencies

Stockholders' Equity
Common stock, $.01 par value; 25,000,000 shares authorized;7,604,375 shares issued; shares outstanding - 7,473,225 at December 31, 2006; 7,604,375 at December 31, 2005	76	76
Preferred stock, $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	-	-
Paid-in capital	33,302	33,157
Retained earnings	23,415	22,588
Unearned ESOP shares (253,402 shares at December 31, 2006 and 273,291 shares at December 31, 2005)	(2,534)	(2,733)
Unearned stock awards (113,266 shares at December 31, 2006 and 139,712 shares at December 31, 2005)	(1,256)	(1,551)
Treasury Stock, at cost (138,983 shares at December 31, 2006 and 9,333 shares at December 31, 2005)	(1,593)	(122)
Accumulated other comprehensive loss	(326)	(451)
Total stockholders' equity	51,084	50,964

Total liabilities and stockholders' equity	$413,855	$355,346

See notes to consolidated financial statements.

Consolidated Statements of Income

(Dollars in thousands, except earnings per share)

	For the Years Ended December 31,
	2006	2005	2004
Interest and dividend income
Interest on loans	$17,506	$13,642	$11,240
Interest and dividends on investments and deposits	3,244	2,266	1,473
Total interest income	20,750	15,908	12,713

Interest expense
Interest on deposits	6,551	3,423	2,303
Interest on borrowed funds	2,799	1,518	1,256
Total interest expense	9,350	4,941	3,559

Net interest income	11,400	10,967	9,154

Provision for loan losses	192	32	-

Net interest income after provision for loan losses	11,208	10,935	9,154

Noninterest income
Fees for services related to deposit accounts	873	618	557
Fees for other services	540	356	315
Income from bank owned life insurance	304	218	201
Income from investment advisory services, net	98	167	93
Gain (loss) on sale of investments	6	47	(156)
Gain on sale of mortgages	-	-	5
Other income	127	111	63
Total noninterest income	1,948	1,517	1,078

Noninterest expense
Compensation, taxes and benefits	6,408	5,477	4,301
Office occupancy	1,757	1,538	1,191
Advertising	672	523	318
Computer processing	606	624	547
Directors compensation	516	435	335
Professional fees	380	448	272
Office supplies	193	232	190
Contributions	34	34	1,587
Loss (gain) on foreclosed real estate, net	16	(35)	(57)
Prepayment fee on Federal Home Loan Bank of Boston advances	-	-	498
Other expenses	922	821	621
Total noninterest expense	11,504	10,097	9,803

Income before provision for income taxes	1,652	2,355	429

Provision for income taxes	204	450	14

Net income	$1,448	$1,905	$415

Earnings per share - basic and diluted	$0.20	$0.26	N/M

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands)

	Common	Paid-in	Retained	Unearned ESOP
	Stock	Capital	Earnings	Shares

Balance at December 31, 2004	$76	$33,089	$21,362	$(2,932)
ESOP shares released - 19,889 shares	-	19	-	199
Dividends paid ($0.16 per common share)	-	-	(500)	-
Stock acquired for future stock awards - 9,333 shares	-	-	-	-
Stock based compensation - 139,712 shares	-	49	(179)	-
Comprehensive income:
Net income	-	-	1,905	-
Net change in unrealized holding gain on available-for- sale securities, net of tax effect Comprehensive income	-	-	-	-

Balance at December 31, 2005	76	33,157	22,588	(2,733)
ESOP shares released - 19,889 shares	-	22	-	199
Dividends paid ($0.20 per common share)	-	-	(617)	-
Stock based compensation	-	123	(4)	-
Treasury stock acquired - 131,150 shares	-	-	-	-
Comprehensive income:
Net income	-	-	1,448	-
Net change in unrealized holding gain on available-for-sale securities, net of tax effect Comprehensive income	-	-	-	-

Balance at December 31, 2006	$76	$33,302	$23,415	$(2,534)

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity (continued)

(Dollars in thousands)

	Unearned Stock	Treasury	Accumulated Other Comprehensive
	Awards	Stock	Loss	Total

Balance at December 31, 2004	$-	$-	$(24)	$51,571
ESOP shares released - 19,889 shares	-	-	-	218
Dividends paid ($0.16 per common share)	-	-	-	(500)
Stock acquired for future stock awards - 9,333 shares	-	(122)	-	(122)
Stock based compensation - 139,712 shares	(1,551)	-	-	(1,681)
Comprehensive income:
Net income	-	-	-
Net change in unrealized holding gain on available-for- sale securities, net of tax effect Comprehensive income	-	-	(427)	1,478

Balance at December 31, 2005	(1,551)	(122)	(451)	50,964
ESOP shares released - 19,889 shares	-	-	-	221
Dividends paid ($0.20 per common share)	-	-	-	(617)
Stock based compensation	295	20	-	434
Treasury stock acquired - 131,150 shares	-	(1,491)	-	(1,491)
Comprehensive income:
Net income	-	-	-
Net change in unrealized holding gain on available-for-sale securities, net of tax effect Comprehensive income	-	-	125	1,573

Balance at December 31, 2006	(1,256)	$(1,593)	$(326)	$51,084

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended December 31,
	2006	2005	2004
Cash flows from operating activities
Net income	$1,448	$1,905	$415
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	192	32	-
Contribution of common stock to charitable foundation	-	-	1,519
Depreciation and amortization expense	654	686	642
Provision for deferred tax (benefit)	(75)	(177)	(464)
Net gain on sale of real estate owned	(4)	(46)	(68)
Gain on sale of mortgages	-	-	(5)
Loans originated for sale	-	-	(1,930)
Proceeds from sale of loans	-	-	1,935
(Gain) loss on sale of investments	(6)	(47)	156
Loss on disposal of premises and equipment	1	14	-
Stock-based compensation	657	397	53
Increase in accrued income receivable	(379)	(448)	(5)
Increase (decrease) in deferred loan fees	9	(11)	73
Increase in cash surrender value of life insurance	(304)	(218)	(201)
Decrease (increase) in other assets	107	(319)	2
Increase (decrease) in other liabilities	228	(381)	(33)
Net cash provided by operating activities	2,528	1,387	2,089

Cash flows from investing activities
Proceeds from maturities and repayments of available-for-sale securities	16,779	19,245	9,222
Proceeds from sale of available-for-sale securities	5,163	3,742	16,982
Proceeds from maturities of held-to-maturity securities	2,470	665	-
Purchase of available-for-sale securities	(31,401)	(50,593)	(20,830)
Purchase of held-to-maturity securities	-	(500)	(3,610)
Loan originations net of principal payments	(49,148)	(55,674)	(23,582)
Purchase of Federal Home Loan Bank of Boston stock	(739)	(980)	(423)
Proceeds from the sale of foreclosed real estate	50	113	277
Proceeds from sale of property and equipment	2	11	-
Purchase of property and equipment	(2,780)	(1,943)	(2,157)
Purchase of bank owned life insurance asset	-	(2,500)	-
Net cash used by investing activities	(59,604)	(88,414)	(24,121)

See notes to consolidated financial statements.

	For the Years Ended December 31,
	2006	2005	2004
Cash flows from financing activities
Net change in time deposits	42,645	41,231	(4,992)
Net change in other deposit accounts	5,707	6,249	14,903
Advances from Federal Home Loan Bank of Boston	51,250	62,193	19,650
Repayment of Advances from Federal Home Loan Bank of Boston	(39,821)	(20,960)	(38,814)
Net change in mortgagors' escrow accounts	293	143	424
Change in short-term borrowings	(1,899)	1,899	-
Common stock repurchased	(1,491)	(1,852)	-
Cash dividends to common stockholders	(617)	(500)	-
Proceeds from issuance of common stock	-	-	32,601
Cost of issuance of common stock	-	-	(959)
Payments to acquire common stock for ESOP	-	-	(2,981)
Net cash provided by financing activities	56,067	88,403	19,832

(Decrease) Increase in cash and cash equivalents	(1,009)	1,376	(2,200)
Cash and cash equivalents at beginning of year	8,951	7,575	9,775

Cash and cash equivalents at end of year	$7,942	$8,951	$7,575

Supplemental disclosures
Non-cash investing activities:
Transfer of loans to foreclosed real estate	$-	$47	$67

Cash paid during the year for:
Interest	$9,347	$4,939	$3,562
Income taxes	305	683	454

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

Originally organized in 1922, the Bank is a federally chartered stock savings bank which is headquartered in Naugatuck, Connecticut. The Bank provides a full range of personal banking services to individual and small business customers located primarily in the Naugatuck Valley and the immediate surrounding vicinity. It is subject to competition from other financial institutions throughout the region. The Bank is also subject to the regulations of various federal agencies and undergoes periodic examinations by those regulatory authorities.

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

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on

Notes to Consolidated Financial Statements

changes in economic conditions, particularly in Connecticut.

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

Loans receivable and allowance for loan losses
Loans receivable are stated at unpaid principal balance undistributed construction loans, deferred loan fees, and allowances for loan losses.

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

Notes to Consolidated Financial Statements

2.   Summary of Significant Accounting Policies - (Continued)

Loan sales and mortgage-servicing rights
Residential mortgage loans originated and held for sale are classified separately in the consolidated statement of financial condition and reported at the lower of amortized cost or market value (based on secondary market prices). There were no loans held for sale at December 31, 2006 and 2005. Gains or losses on the sale of loans are determined using the specific identification method.

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

Income from investment advisory services, net
In conjunction with a third party, an employee of the Bank is licensed to sell non-deposit investment products, including mutual funds, annuities and other insurance products. The Bank records, as noninterest income, revenues earned from product sales in accordance with the terms of revenue sharing agreements with the third party, net of certain marketing and other

Notes to Consolidated Financial Statements

expenses shared with the third party. The Bank currently employs the individual authorized to sell these products and pays most of the direct costs related to the sales activities. These costs are charged to expense as incurred, and are classified primarily in compensation and benefits expense.

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

Advances from Federal Home Loan Bank of Boston ("FHLBB") - Fair values are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Mortgagors’ escrow accounts - The carrying amounts reported in the statement of financial condition approximate the fair value of the mortgagors’ escrow accounts.

Notes to Consolidated Financial Statements

2.   Summary of Significant Accounting Policies - (Continued)

Recent Accounting Pronouncements
In September, 2006 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which includes amendments to Statements 87, 106, and 132 (R). The Statement requires a company to fully recognize, as an asset or liability, the over-funded or under-funded status of its benefit plan in its 2006 year-end balance sheet. This will result in the immediate recognition (on the balance sheet) of amounts that would have been recognized in subsequent years (off-balance sheet). Unrecognized prior service costs and credits, any unrecognized net actuarial gains or losses and transition obligations and assets will be recorded as components of other comprehensive income (“OCI”). In subsequent periods, these amounts will be reclassified from OCI and recognized in income as components of net periodic benefit cost pursuant to Statements 87, 88 and 106. Statement 158 will not change how these amounts are recognized in the income statement. Implementation of the new standard had no effect on the financial statements, because the Company participates in a multi-employer plan. The accounting and disclosure requirements for multiemployer plans were unchanged by the new standard.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Tax Positions.” This Interpretation clarifies the application of SFAS. No. 109, “Accounting for Income Taxes,” by establishing a threshold condition that a tax position must meet for any part of the benefit of that position to be recognized in the financial statements. In addition to recognition, FASB Interpretation No. 48 provides guidance concerning measurement, derecognition, classification, and disclosure of tax positions and is effective for fiscal years beginning after December 15, 2006. Adoption of this Interpretation is not expected to have a significant impact on the results of operations and financial condition.

In March 2006, the Financial Accounting Standards Board issued Statement No. 156, “Accounting for Servicing of Financial Assets.” Statement 156, which is an amendment to SFAS No. 140, simplifies the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. The new Standard clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability; requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable; and permits an entity with a separately recognized servicing asset or servicing liability to choose either the Amortization Method or Fair Value Method for subsequent measurement. Statement No. 156 is effective for separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006, with early adoption permitted. Adoption of this statement is not expected to have a material effect on results of operations or financial condition.

Reclassification
The financial statements for the prior years have been reclassified to conform with changes in the current financial statement presentation.

Notes to Consolidated Financial Statements

3.   Investment Securities

A summary of investment securities at December 31, 2006 and 2005 follows:

	2006		2005
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Available-for-sale securities	$67,736	$67,736	$58,047	$58,047
Held-to-maturity securities	2,531	2,522	5,002	4,989
Total investment securities	$70,267	$70,258	$63,049	$63,036

At December 31, 2006, the composition of the investment portfolio was:

	Amortized	Gross Unrealized		Fair
(In thousands)	Cost Basis	Gains	Losses	Value
Available-for-sale securities:
U.S. government and agency obligations
Less than one year	$4,000	$-	$(37)	$3,963
From one through five years	3,495	-	(23)	3,472
From five through ten years	1,000	-	(20)	980
	8,495	-	(80)	8,415
Municipal obligations
Less than one year	1,000	-	(1)	999
From five through ten years	828	2	-	830
After ten years	13,349	49	(37)	13,361
	15,177	51	(38)	15,190
Corporate bonds
From one through five years	1,951	8	(4)	1,955
Mortgage-backed securities	25,111	60	(389)	24,782
Collateralized mortgage obligations	4,796	6	(108)	4,694
Total debt securities	55,530	125	(619)	55,036
Money market preferred stocks	12,700	-	-	12,700

Total available-for-sale securities	$68,230	$125	$(619)	$67,736

Notes to Consolidated Financial Statements

3.   Investment Securities - (Continued)

	Amortized	Gross Unrealized		Fair
(In thousands)	Cost Basis	Gains	Losses	Value
Held-to-maturity securities:
U.S. government and agency obligations
From one through five years	$1,201	$-	$(9)	$1,192
Interest bearing balances
Less than one year	1,140	-	-	1,140
From one through five years	190	-	-	190

Total held-to-maturity securities	$2,531	$-	$(9)	$2,522

At December 31, 2005, the composition of the investment portfolio was:

	Amortized	Gross Unrealized		Fair
(In thousands)	Cost Basis	Gains	Losses	Value
Available-for-sale securities:
U.S. government and agency obligations
Less than one year	$6,847	$8	$(49)	$6,806
From one through five years	7,497	2	(95)	7,404
From five through ten years	1,000	-	(35)	965
	15,344	10	(179)	15,175
Municipal obligations
After ten years	8,715	61	(7)	8,769
Corporate bonds
From one through five years	1,928	-	(5)	1,923
Mortgage-backed securities	22,544	1	(463)	22,082
Collateralized mortgage obligations	4,199	-	(101)	4,098
Total debt securities	52,730	72	(755)	52,047
Money market preferred stocks	6,000	-	-	6,000

Total available-for-sale securities	$58,730	$72	$(755)	$58,047

Held-to-maturity securities:
U.S. government and agency obligations
From one through five years	$1,202	$1	$(14)	$1,189
Interest bearing balances
From one through five years	3,800	-	-	3,800

Total held-to-maturity securities	$5,002	$1	$(14)	$4,989

Notes to Consolidated Financial Statements

The Company has certain investment securities in which the market value of the security is less than the cost of the security. Management believes that these unrealized losses are temporary and are the result of changes in market interest rates. In making this determination, management considered the period of time the securities have been in a loss position, the percentage decline in comparison to the securities’ amortized cost, the financial condition of the issuer and the Company’s ability and intent to hold these securities until their fair value recovers to their amortized cost. At December 31, 2006, these securities had an aggregate fair value of $38,170,000 which resulted in unrealized losses of $628,000.

The following is a summary of the fair value and related unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006.

	Securities in Continuous Unrealized
	Loss Position Less Than 12 Months
	Number of	Market	Unrealized
(Dollars in thousands)	Securities	Value	Loss

U.S. government and agency obligations	3	$999	$(1)
Municipal obligations	9	5,615	(38)
Corporate bonds	1	492	(2)
Total securities in unrealized loss position	13	$7,106	$(41)

	Securities in Continuous Unrealized
	Loss Position 12 or More Consecutive Months
	Number of	Market	Unrealized
(Dollars in thousands)	Securities	Value	Loss

U.S. government and agency obligations	15	$8,606	$(88)
Mortgage-backed securities	24	21,486	(497)
Corporate bonds	1	972	(2)
Total securities in unrealized loss position	40	$31,064	$(587)

For the year ended December 31, 2006, the Company realized gross gains of $20,224 and gross losses of $14,436 compared with realized gross gains of $47,046 and no gross losses for the year ended December 31, 2005 and realized gross gains of $23,787 and gross losses of $179,952 for the year ended December 31, 2004 on sales of investment securities.

At December 31, 2006 and 2005, securities with a carrying value of $3,200,000 and $1,200,000, and fair values of approximately $3,173,000 and $1,188,000, respectively, were pledged as collateral to secure municipal deposits.

Notes to Consolidated Financial Statements

4.   Loans Receivable

A summary of loans receivable at December 31, 2006 and 2005 is as follows:

(Dollars in thousands)	2006	2005

Loans secured by first mortgages on real estate:
Conventional:
Fixed rate mortgage loans	$148,357	$127,924
Adjustable rate mortgage loans	29,364	28,245
Construction loans	6,960	6,063
Commercial loans	84,203	62,946
Loans on savings accounts	634	785
Personal, auto and property improvement loans	43,682	38,001
	313,200	263,964
Less: Allowance for loan losses	2,071	1,878
Undisbursed construction loans	2,343	2,258
Deferred loan origination fees	410	401
Loans receivable, net	$308,376	$259,427
Weighted average yield	6.32%	6.07%

The Bank's lending activities are conducted principally in the Naugatuck Valley area of Connecticut. The Bank's investment in loans includes both adjustable and fixed rate loans. At December 31, 2006 and 2005, the composition of the Bank's investment in fixed rate loans was as follows:

Fixed Rate
Term to Maturity	2006	2005
(In thousands)
Less than 1 year	$6,660	$5,907
1 - 3 years	3,155	1,683
3 - 5 years	2,581	1,970
5 - 10 years	21,985	19,222
10 - 20 years	54,486	52,887
Over 20 years	99,089	73,970
Total loans at fixed rates	$187,956	$155,639

Notes to Consolidated Financial Statements

Adjustable rate loans have interest rate adjustment limitations and are indexed to treasury notes or FHLBB classic advances with similar repricing durations, or prime rate. At December 31, 2006 and 2005, the Bank had the following adjustable rate loans:

Adjustable Rate
Rate Adjustment	2006	2005
(In thousands)
Less than 1 year	$53,248	$53,453
1 - 3 years	13,388	15,792
3 - 5 years	37,109	21,230
5 - 10 years	20,736	16,990
Over 10 years	763	860

Total loans at adjustable rates	$125,244	$108,325

Nonperforming loans totaled approximately $2.0 million and $294,000 at December 31, 2006 and 2005, respectively. These loans, primarily delinquent 90 days or more, were accounted for on a nonaccrual basis. The amount of income that was contractually due but not recognized on nonperforming loans totaled $68,200, $20,900, and $44,600 in 2006, 2005 and 2004, respectively.

At December 31, 2006 the Bank had approximately $49,500 of loans with an allowance of $2,000 which were considered to be impaired. These loans averaged $51,000 during 2006 and paid $2,400 in interest. There were no loans considered to be impaired by the Bank at December 31, 2005.

Transactions in the allowance for loan losses account for the years ended December 31, 2006, 2005 and 2004 were as follows:

(In thousands)	2006	2005	2004

Balance at beginning of year	$1,878	$1,829	$1,810
Provision for loan losses	192	32	-
Loans written off	(2)	(4)	(56)
Recoveries of loans written off	3	21	75

Balance at end of year	$2,071	$1,878	$1,829

As of December 31, 2006 and 2005, loans to related parties totaled approximately $3,711,000 and $3,269,000, respectively. For the year ended December 31, 2006, new loans of approximately $538,000 were granted to these parties and principal payments of approximately $180,000 were received. During 2006, an additional $84,000 in existing loans were included in loans to related parties for an individual who became a related party during the year. For the year ended December 31, 2005, new loans of approximately $375,000 were granted to these parties and principal payments of approximately $586,000

Notes to Consolidated Financial Statements

4.   Loans Receivable - (Continued)

were received. Related parties include directors and officers of the Bank, any respective affiliates in which they have a controlling interest, and their immediate families. For the years ended December 31, 2006 and 2005, all loans to related parties were performing in accordance with the original terms.

The Bank services loans for other financial institutions and agencies. These loans are originated by the Bank and then sold. The Bank continues to service these loans and remits the payments received to the purchasing institution. The amounts of these loans were approximately $10,121,000 and $10,632,000 at December 31, 2006 and 2005, respectively.

5.   Premises and Equipment

Premises and equipment at December 31, 2006 and 2005 are summarized as follows:

(In thousands)	2006	2005
Banking offices and branch buildings	$8,489	$6,819
Furniture and equipment	3,241	2,535
Land	1,551	1,538
Leasehold improvements	1,227	1,067
	14,508	11,959
Accumulated depreciation and amortization	(3,299)	(2,872)
Premises and equipment, net	$11,209	$9,087

Depreciation and amortization expense is computed using the straight-line method over the estimated useful life of an asset. Estimated useful lives range from three to ten years for furniture and equipment, 39 years for the banking offices, and the initial lease term for leasehold improvements. Land is not depreciated. Depreciation and amortization expenses were $655,607 and $596,670 and $511,159 for the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, future minimum rental income and lease payment expense were expected to be:

(In thousands)	Income	Expense

2007	$98	$200
2008	98	208
2009	100	217
2010	102	233
2011	98	195
Thereafter	139	955

Total future minimum rents	$635	$2,008

Notes to Consolidated Financial Statements

6.   Deposits

Deposits and weighted average rates at December 31, 2006 and 2005 are summarized as follows:

	2006		2005
(Dollars in thousands)	Amount	Weighted Average Cost	Amount	Weighted Average Cost
Certificate accounts	$165,076	4.43%	$122,431	3.38%
Regular savings accounts	46,156	0.63%	51,375	0.85%
Checking and NOW accounts	57,301	0.73%	46,825	0.10%
Money market savings accounts	20,665	1.89%	20,215	0.88%

Total deposits	$289,198	2.91%	$240,846	1.99%

The aggregate amount of individual certificate accounts of $100,000 or more at December 31, 2006 and 2005 was $48,228,000 and $32,001,000 respectively. Deposits up to $100,000 are federally insured. In addition, federal law provides up to $250,000 in deposit insurance coverage for self-directed retirement accounts, such as Individual Retirement Accounts (IRAs).

At December 31, 2006 and 2005 the remaining maturities for certificate accounts were:

(In thousands)	2006	2005

Certificate accounts maturing in:
Under 12 months	$145,056	$63,194
12 to 24 months	13,021	37,067
24 to 36 months	3,474	13,564
Over 36 months	3,525	8,606

Total certificate accounts	$165,076	$122,431

7.   Advances from Federal Home Loan Bank of Boston

The Bank has an agreement with Federal Home Loan Bank of Boston (FHLBB) providing for future credit availability of up to twenty times the amount of FHLBB stock held by the Bank, not to exceed 30% of its total assets. The Bank held $3,898,300 in FHLBB stock at December 31, 2006. In additional to the outstanding advances, the Bank has a $2,540,000 line of credit available from FHLBB and a $3,500,000 line of credit available from another correspondent bank, none of which was outstanding at December 31, 2006.

Notes to Consolidated Financial Statements

7.   Advances from Federal Home Loan Bank of Boston -(Continued)

FHLBB advances are secured by a blanket lien on the Bank’s assets. Outstanding advances with calendar-year maturity dates and weighted average cost of funds at December 31, 2006 and 2005 were as follows:

(Dollars in thousands)	2006		2005
Year of Maturity	Amount Due	Weighted Average Cost	Amount Due	Weighted Average Cost
2006	$-	0.00%	$35,503	4.27%
2007	30,465	5.03	5,034	3.92
2008	12,172	4.60	5,921	4.06
2009	21,718	4.79	6,468	4.19
2010	2,203	4.32	2,203	4.32
2011	657	4.09	657	4.09
2012	684	4.09	684	4.09
2013	579	4.13	579	4.13
2014	10	3.94	10	3.94

Total advances	$68,488	4.83	$57,059	4.20

During 2004, the Bank prepaid $9,561,780 of FHLBB advances with a weighted-average rate of 5.29%. The Bank incurred a prepayment penalty of $498,000 as a part of the transaction.

8.   Pension and Other Post-Retirement Benefits

Pension Plan
Prior to September 1, 2005, the Bank participated in a multi-employer defined benefit pension plan covering all of its full time (as defined) employees who had been employed by the Bank for more than six months and were at least twenty-one years of age. Benefits under this plan became fully vested after five years of service. The Bank's net pension cost for the period is the amount of contributions due. Total pension expense was $280,000 for the year ended December 31, 2006 compared with $439,000 and $441,000 for 2005 and 2004, respectively. Current valuations of the Bank's allocation of the plan's pooled assets are not available. Effective September 1, 2005, the Plan was amended and as a result, is considered frozen, with no new participants being accepted. No future compensation will be considered for benefit accruals, and there will be no future credited service, service accruals, or additional accrued benefits.

Defined Contribution Plan
The Bank has a defined contribution 401(k) plan for eligible employees. The Bank provides 75% matching of employee contributions, with a maximum contribution on up to 6% of the employee’s salary. The Bank’s contribution vests over a 6 year graded vesting schedule. The Bank’s contribution to the plan was $136,000, $89,000 and $65,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Notes to Consolidated Financial Statements

Directors Retirement Plan
Through December 27, 2006, the Bank sponsored a retirement and benefits plan for non-employee directors. All benefits earned were fully accrued based on a fixed amount at December 31, 2006, and were paid to the participating individuals in January, 2007.

Effective December 27, 2006, for fees and compensation earned beginning January 1, 2007, the Bank is sponsoring a deferred compensation plan under which non-employee directors may elect to defer up to 100% of their compensation in the form of either cash or stock-appreciation rights (“SARs”). If a deferral is made in SARs, then at the time of distribution an individual will receive in cash the value of an equivalent number of shares of the Company’s stock that could have been purchased at the time of the deferral. The individual will also receive in cash an amount equal to any dividends which would be paid on the equivalent shares during the deferral period. Under terms of the plan, an election to defer compensation, including which form, must be made prior to December 31st of the preceding year. Each year the form (cash or SARs) of previous deferrals may be converted to the other form at the option of the individual participant.

Healthcare Benefits
In addition to providing pension benefits, the Bank provides certain health care benefits to retired employees. Substantially all of the Bank's employees may become eligible for those benefits. The Bank's policy is to accrue the expected cost of providing those benefits during the years that the employee renders the necessary service.

Obligation and Funded Status
The following table summarizes the obligation and funded status, as well as the amounts recognized in the consolidated statements of financial condition for the Directors Retirement Plan and the Healthcare Benefits plan as of December 31, 2006 and 2005:

	Directors Retirement Plan		Healthcare Benefit Plan
(In thousands)	2006	2005	2006	2005

Measurement date	12/31/2006	12/31/2005	12/31/2006	12/31/2005

Projected benefit obligation	$(250)	$(388)	$(371)	$(425)
Fair value of plan assets	-	-	-	-
Funded status	$(250)	$(388)	$(371)	$(425)

Accrued benefit cost recognized in the statement of financial condition	$(250)	$(204)	$(371)	$(425)

Notes to Consolidated Financial Statements

8.   Pension and Other Post-Retirement Benefits - (Continued)

Net Periodic Benefit Cost and Contributions

The benefit costs and contributions the Directors Retirement Plan and the Healthcare Benefits plan for the years ended December 31, 2006 and 2005 were:

	Directors Retirement Plan		Healthcare Benefit Plan
(In thousands)	2006	2005	2006	2005

Net periodic benefit cost	$86	$55	$(54)	$6
Employer contributions	-	-	-	-
Plan participants' contributions	-	-	-	-
Benefits paid during the year	39	79	19	19

Due to the unfunded status of the plans, the Bank expects to contribute the amount of the estimated benefit payments for the next fiscal year, which is $19,765 for the Healthcare Benefits Plan. Because the Directors Retirement Plan terminated at December 31, 2006, the Bank expects to make no future contributions to that plan.

Assumptions and Effects

The actuarial assumptions used to determine the projected benefit obligations and net periodic benefit cost for the years ended December 31, 2006 and 2005 were as follows:

	Directors Retirement Plan		Healthcare Benefit Plan
Weighted-average assumptions:	2006	2005	2006	2005

Discount rate	NA	5.75%	6.625%	5.75%
Rate of compensation increase	NA	2.00%	-	-
Medical trend rate next year	-	-	5.00%	5.00%
Ultimate medical trend rate	-	-	5.00%	5.00%
Year ultimate trend rate is achieved	-	-	2006	2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the Healthcare Benefits plan. At December 31, 2006, a one percentage-point increase in the assumed health care trend rates would increase the projected benefit obligation by $65,220 compared with a decrease of $53,265 if the assumed health care trend rate were to decrease by one percentage-point.

Notes to Consolidated Financial Statements

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

The shares of stock purchased by the ESOP are held in a suspense account until they are released for allocation among participants. The shares will be released annually from the suspense account and the released shares will be allocated among the participants on the basis of each participant’s compensation for the year of allocation. As shares are released from collateral, the Bank recognizes compensation expense equal to the average market price of the shares during the period and the shares will be outstanding for earning per share purposes. The shares not released are reported as unearned ESOP shares in the capital accounts of the consolidated statements of financial condition. ESOP expense for the years ended December 31, 2006 and 2005 was $221,166 and $218,381 respectively. At December 31, 2006 and 2005, there were 19,889 and 19,889 unallocated ESOP shares and 253,402 and 273,291 unreleased ESOP shares respectively. At December 31, 2006 the unreleased shares had an aggregate fair value of $3,117,000.

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

On July 26, 2005, the Company awarded 354,580 options to purchase the Company’s common stock and 139,712 shares of restricted stock. Stock option awards were granted with an exercise price equal to the market price of the Company’s stock at the date of grant ($11.10) with maximum term of ten years. On March 21, 2006, the Company awarded an additional 6,500 options to purchase the Company’s common stock and 1,500 shares of restricted stock. The additional stock awards were granted with an exercise price equal to those granted on July 26, 2005 ($11.10) with a maximum term of ten years. Both stock option and restricted stock awards vest at 20% per year beginning on the first anniversary of the date of grant.

Notes to Consolidated Financial Statements

10.   Equity Incentive Plan - (Continued)

Stock options and restricted stock awards are considered common stock equivalents for the purpose of computing earnings per share on a diluted basis.

A summary of the status of outstanding stock options at December 31, 2006 and 2005 and changes during the year, is as follows:

	2006		2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options outstanding at beginning of year	352,430	$-	-	$-
Granted	6,500	11.10	354,580	11.10
Forfeited	(5,100)	11.10	(2,150)	11.10
Exercised	-	-	-	-
Expired	(100)	-	-	-
Options outstanding at end of year	353,730	11.10	352,430	11.10
Options exercisable at end of year	69,526	11.10	-	-
Weighted-average fair value of options granted during the year		$2.25		$2.47

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

Notes to Consolidated Financial Statements

In determining the expected term of the option awards, the Company elected to follow the simplified method as permitted by the SEC Staff Accounting Bulletin 107, which was issued to provide guidance on the implementation of SFAS 123(R). Under this method, the Company has estimated the expected term of the options as being equal to the average of the vesting term plus the original contractual term. The Company estimated its volatility using the historical volatility of other, similar companies during a period of time equal to the expected life of the options. The risk-free rate for the periods within the contractual life of the options is based upon the U.S. Treasury yield curve in effect at the time of grant. Assumptions used to determine the weighted-average fair value of stock options granted were as follows:

	March 21,	July 26,
Grant date	2006	2005

Dividend yield	1.89%	1.44%
Expected volatility	11.20%	11.47%
Risk-free rate	4.61%	4.18%
Expected life in years	6.5	6.5
Weighted average fair value of options at grant date	$2.25	$2.47

The Company recorded share-based compensation expense of $435,860 and $178,352 for the year ended December 31, 2006 and 2005, respectively, in connection with the stock option and restricted stock awards. At December 31, 2006, the Company has approximately $685,000 of unrecorded option expense to be recognized over the remaining vesting period of the options.

11.   Income Taxes

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

Notes to Consolidated Financial Statements

11.   Income Taxes - (Continued)

Income taxes receivable and payable included in the balance sheet at December 31, 2006 and 2005 were:

(In thousands)	2006	2005

Current tax receivable	$84	$57

Deferred tax receivable
Charitable contributions carryforward	$365	$428
Reserve for loan losses	704	552
Post-retirement benefits	212	214
Deferred income	213	138
Available-for-sale securities	168	232
Total deferred tax receivable	1,662	1,564

Deferred tax payable
Depreciation	$(174)	$(104)
Other items	(38)	(21)
Total deferred tax payable	(212)	(125)

Net deferred tax receivable	$1,450	$1,439

The provision for income tax expense for the year ended December 31, 2006, 2005 and 2004 consisted of:

(In thousands)	2006	2005	2004

Current income tax expense	$279	$627	$478

Deferred income tax expense (benefit), due to:
Charitable contributions	63	37	(465)
Reserve for loan losses	(152)	(170)	(42)
Deferred income	(76)	4	(25)
Post retirement benefits	2	6	26
Depreciation	71	(49)	43
Other items	17	(5)	(1)
Total deferred income tax expense (benefit)	(75)	(177)	(464)

Provision for income taxes	$204	$450	$14

Notes to Consolidated Financial Statements

A reconciliation of the statutory federal income tax rate applied to income before income taxes with the income tax provision is as follows:

	Year Ended December 31,
(Dollars in thousands)	2006	2005	2004

Income tax expense at statutory rate of 34%	$562	$801	$146

Increase (decrease) in income tax expense resulting from:
Nondeductible compensation expense	104	-	-
Income exempt from income tax	(321)	(193)	(68)
Changes in tax bad debt base year reserves	(145)	(160)	(65)
Other items, net	4	2	1

Provision for income taxes	$204	$450	$14

Effective rate of income tax expense	12.3%	19.1%	3.3%

Retained earnings at December 31, 2006 includes a contingency reserve for loan losses of $1,867,000, which represents the tax reserve balance existing at December 31, 1987, and is maintained in accordance with provisions of the Internal Revenue Code applicable to thrift institutions. It is not anticipated that the Company will incur a federal income tax liability related to the reduction of this reserve and accordingly, deferred income taxes of $635,000 has not been recognized as of December 31, 2006.

12.   Consolidated Statement of Comprehensive Income

The source of the Company’s other comprehensive income is the unrealized gains and losses on its available for sale securities.

	For the Years Ended December 31,
(In thousands)	2006	2005	2004

Net income	$1,448	$1,905	$415

Other comprehensive loss:
Unrealized gain (loss) on securities available-for-sale	195	(600)	(601)
Reclassification adjustment for (gains) losses realized in net income	(6)	(47)	156

Other comprehensive income (loss) before tax effect	189	(647)	(445)

Income tax expense (benefit) related to items of other comprehensive income (loss)	64	(220)	(151)

Other comprehensive income (loss) net of tax effect	125	(427)	(294)

Total comprehensive income	$1,573	$1,478	$121

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

The Office of Thrift Supervision (OTS) regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2006, the Bank was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 4.0%; a minimum ratio of Tier I capital to risk-weighted assets of 4.0% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%. As of December 31, 2005 the Bank meets all capital requirements to which it is subject.

At December 31, 2006 the Bank was considered “well capitalized” for regulatory purposes. To be categorized as well capitalized, the Bank must maintain a minimum ratio of tangible equity capital to total tangible assets of 2.00%; a minimum ratio of Tier 1 (core) capital to adjusted total assets of 5.00%; a minimum ratio of Tier I capital to risk-weighted assets of 6.00% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 10.00%. There have been no subsequent conditions or events which management believes have changed the Bank’s status.

The following is a summary of the Bank’s actual capital as computed under the standards established by the OTS at December 31, 2006 and 2005, respectively.

	2006		2005
(Dollars in thousands)	Amount	Ratio	Amount	Ratio

Tier I (Core) Capital (to Adjusted Total Assets)	$38,904	9.53%	$39,885	11.42%

Tier I Risk-Based Capital (to Risk-Weighted Assets)	38,904	13.56%	39,885	17.07%

Total Risk-Based Capital (to Risk-Weighted Assets)	40,975	14.29%	41,763	17.88%

Tangible Equity Ratio (to Tangible Assets)	38,904	9.53%	39,885	11.42%

The ability of the Company to pay dividends depends, in part, on the ability of the Bank to pay dividends to the Company. The Bank will not be able to declare or pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would be to reduce the regulatory capital of the Bank to an amount below amounts required under OTS rules and regulations. During 2006, the Bank received regulatory approval and paid a dividend of $2,500,000 to the Company.

Notes to Consolidated Financial Statements

The measurement of the Bank’s capital as computed under regulatory standards differs from its measurement under generally accepted accounting principles. A reconcilement of the Bank’s capital follows:

	December 31,
(In thousands)	2006	2005
Total capital as calculated under generally accepted accounting principles (GAAP Capital)	$38,850	$39,795
Adjustments to reconcile Total GAAP Capital to Regulatory Capital:
Intangible assets	(188)	(222)
Accumulated other comprehensive income from available-for-sale securities	242	312
Tier I Risk-Based Capital	38,904	39,885
Includible portion of allowance for loan losses	2,071	1,878
Total Risk-Based Capital	$40,975	$41,763

14.   Earnings per Share

Basic net income per common share is calculated by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per common share is computed in a manner similar to basic net income per common share except that the weighted-average number of common shares outstanding is increased to include the incremental common shares (as computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. The Company's common stock equivalents relate solely to stock option and restricted stock awards. Anti-dilutive shares are common stock equivalents with weighted-average exercise prices in excess of the weighted-average market value for the periods presented. The Company had no anti-dilutive common shares outstanding for the year ended December 31, 2006. Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for purposes of calculating either basic or diluted net income per common share.

	For the years ended December 31,
	2006	2005
Net income and income available to common stockholders	$1,448,000	$1,905,000

Weighted-average shares outstanding during the period
Basic	7,275,718	7,311,249
Effect of dilutive stock options and restrictive stock awards	5,864	5,707
Diluted	7,281,582	7,316,956

Net income per common share:
Basic and Diluted Earnings per share	$0.20	$0.26

Notes to Consolidated Financial Statements

15.   Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The following table summarizes these financial instruments and other commitments and contingent liabilities as of December 31, 2006 and 2005:

(In thousands)	2006	2005
Commitments to extend credit:
Loan commitments	$9,933	$7,578
Unused lines of credit	21,057	18,363
Amounts due mortgagors on construction loans	21,713	15,025
Amounts due on commercial loans	6,374	3,434
Commercial letters of credit	6,758	1,969

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

The estimated fair value of the Company's financial instruments follows:

	December 31,
	2006		2005
(In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Financial assets
Cash and cash equivalents	$7,942	$7,942	$8,951	$8,951
Investment securities	70,267	70,258	63,049	63,036
Loans receivable, net	308,376	303,073	259,427	256,278
Accrued income receivable	1,904	1,904	1,525	1,525

Financial Liabilities
Deposits	$289,198	$269,701	$240,846	$239,514
Federal Home Loan Bank advances	68,488	67,847	57,059	56,449
Mortgagors' escrow accounts	3,495	3,495	3,202	3,202

Notes to Consolidated Financial Statements

16.   Selected Quarterly Consolidated Financial Information (unaudited)

The following tables present quarterly consolidated information for the Company for 2006, 2005 and 2004.

	For the Year Ended December 31, 2006
(In thousands)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Interest and dividend income	$5,644	$5,329	$4,990	$4,787
Interest expense	2,847	2,490	2,097	1,916
Net interest income	2,797	2,839	2,893	2,871
Provision for loan losses	62	-	68	62
Net interest income after provision for loan losses	2,735	2,839	2,825	2,809
Noninterest income	499	522	477	450
Noninterest expense	3,029	3,001	2,819	2,655
Income before provision for income tax (benefit)	205	360	483	604
Provision for income tax (benefit)	54	(54)	70	134
Net income	$151	$414	$413	$470

	For the Year Ended December 31, 2005
	Fourth	Third	Second	First
(In thousands)	Quarter	Quarter	Quarter	Quarter

Interest and dividend income	$4,545	$4,124	$3,807	$3,432
Interest expense	1,668	1,367	1,093	813
Net interest income	2,877	2,757	2,714	2,619
Provision for loan losses	-	-	17	15
Net interest income after
provision for loan losses	2,877	2,757	2,697	2,604
Noninterest income	425	372	384	336
Noninterest expense	2,604	2,594	2,523	2,376
Income before provision for income tax (benefit)	698	535	558	564
Provision for income tax (benefit)	151	(2)	140	161
Net income	$547	$537	$418	$403

Notes to Consolidated Financial Statements

16.   Selected Quarterly Consolidated Financial Information (unaudited) -(Continued)

	For the Year Ended December 31, 2004
	Fourth	Third	Second	First
(In thousands)	Quarter	Quarter	Quarter	Quarter

Interest and dividend income	$3,365	$3,265	$3,057	$3,026
Interest expense	765	942	916	936
Net interest income	2,600	2,323	2,141	2,090
Provision for loan losses	-	-	-	-
Net interest income after provision for loan losses	2,600	2,323	2,141	2,090
Noninterest income	290	149	306	333
Noninterest expense	2,168	3,891	1,865	1,879
Income (loss) before provision (benefit) for income taxes	722	(1,419)	582	544
Provision (benefit) for income taxes	192	(526)	182	166
Net income (loss)	$530	$(893)	$400	$378

Notes to Consolidated Financial Statements

17.   Parent Company Only Financial Statements

The following financial statements are for the Company (Naugatuck Valley Financial Corporation) only, and should be read in conjunction with the consolidated financial statements of the Company.

Statements of Financial Condition

	December 31,
(In thousands)	2006	2005
ASSETS
Cash on deposit with Naugatuck Valley Savings and Loan	$3,124	$1,581
Investment in subsidiary, Naugatuck Valley Savings and Loan	38,850	39,794
Investment securities	5,416	9,194
Loan to ESOP	2,655	2,804
Deferred income taxes	408	551
Other assets	642	51

Total assets	$51,095	$53,975

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities	$11	$3,011
Stockholders' equity	51,084	50,964

Total liabilities and stockholders' equity	$51,095	$53,975

Statements of Income

For the Year Ended December 31, 2006 and 2005 and the Period From Inception (September 30, 2004) through December 31, 2004

(In thousands)	2006	2005	2004

Interest income	$442	$506	$90

Other expense
Charitable contribution	-	-	1,521
Other expenses	309	444	26
Total other expense	309	444	1,547
Income (loss) before income tax (benefit) and equity in undistributed net income of subsidiary	133	62	(1,457)
Income tax (benefit)	47	21	(495)
Income (loss) before equity in undistributed net income of subsidiary	86	41	(962)
Equity in undistributed net income of subsidiary	1,362	1,864	488

Net income (loss)	$1,448	$1,905	$(474)

Notes to Consolidated Financial Statements

17.   Parent Company Only Financial Statements - (Continued)

Statements of Cash flows

For the Year Ended December 31, 2006, 2005 and the Period From Inception (September 30, 2004) through December 31, 2004

	For the Years Ended December 31,
(In thousands)	2006	2005	2004

Net cash provided (used) by operating activities	$278	$243	$(39)

Cash flows from investing activities
Purchase of available-for-sale securities	-	-	(11,014)
Paydowns and maturities of available-for-sale securities	3,854	1,591	-
Loan to ESOP	-	-	(2,981)
Principal payments received from ESOP	-	143	-
Investment in subsidiary, Naugatuck Valley Savings and Loan	2,500	-	(15,870)
Net cash provided (used) by investing activities	6,354	1,734	(29,865)

Cash flows from financing activities
Payment of borrowings from subsidiary	(2,981)	-	-
Common stock repurchased	(1,491)	(1,851)	-
Cash dividends to common shareholders	(617)	(500)	-
Release of ESOP shares	-	217	-
Proceeds from issuance of common stock	-	-	32,601
Cost of issuance of common stock	-	-	(959)
Net cash (used) provided by financing activities	(5,089)	(2,134)	31,642

Increase (decrease) in cash and cash equivalents	1,543	(157)	1,738
Cash and cash equivalents at beginning of year	1,581	1,738	-

Cash and cash equivalents at end of year	$3,124	$1,581	$1,738

Supplemental Disclosures:
Non-cash investing activities:
Loan to acquire ESOP shares	$-	$-	$2,981
Capital contributed on acquisition of subsidiary	-	-	22,010

Cash paid during the year for:
Interest	$-	$-	$-
Income taxes	-	-	-

Directors and Executive Officers

Directors of Naugatuck Valley Financial Corporation,
Naugatuck Valley Mutual Holding Company
and Naugatuck Valley Savings and Loan

Carlos S. Batista Vice President - Bristol, Inc. a division of Emerson Process Management	Michael S. Plude, CPA Managing Partner - Kaskie, Plude & Pacowta, LLC

Richard M. Famiglietti
Owner - CM Property Management

Ronald D. Lengyel
Chairman of the Board - Naugatuck Valley
Financial Corporation, Naugatuck Valley Mutual
Holding Company and Naugatuck Valley
Savings and Loan

Director - Connecticut Water Service, Inc.

James A. Mengacci
Owner - James A. Mengacci Associates LLC

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

Investor and Corporate Information

Annual Meeting

The annual meeting of stockholders will be held at 10:30 a.m., local time, on May 3, 2007 in the Community Room at Naugatuck Valley Savings and Loan’s main office at 333 Church Street, Naugatuck, Connecticut 06770.

Stock Listing

Naugatuck Valley Financial Corporation common stock is listed on the Nasdaq Global Market under the symbol "NVSL."

Price Range of Common Stock

On October 1, 2004, Naugatuck Valley Financial common stock commenced trading on the Nasdaq National Market. At March 5, 2007, there were 842 holders of record of Naugatuck Valley Financial common stock. The following table sets forth the high and low sales prices of the common stock, as reported on the Nasdaq National Market, and the dividend paid by Naugatuck Valley Financial during each quarter since trading commenced.

	Dividends	High	Low
2005:
First Quarter	$0.04	$11.85	$10.32
Second Quarter	0.04	10.84	9.80
Third Quarter	0.04	13.09	10.45
Fourth Quarter	$0.04	$13.00	$10.20

2006:
First Quarter	$0.05	$10.95	$10.25
Second Quarter	0.05	11.80	10.17
Third Quarter	0.05	11.67	10.71
Fourth Quarter	$0.05	$12.65	$10.79

Stock Performance Graph

The following graph compares the cumulative total stockholder return on Naugatuck Valley Financial’s common stock with the cumulative total return on the NASDAQ Composite (U.S. Companies), SNL MHC Thrift Index and the SNL $250M-$500M Thrift Index. Total return assumes the reinvestment of all dividends. The graph assumes $100 was invested at the close of business on October 1, 2004, the initial day of trading of Naugatuck Valley Financial’s common stock.

	Period Ending
Index	10/01/04	12/31/04	06/30/05	12/31/05	06/30/06	12/31/06
Naugatuck Valley Financial	100.00	99.63	99.36	96.31	104.30	117.68
NASDAQ Composite	100.00	112.19	106.44	117.50	116.23	129.71
SNL MHC Thrift Index	100.00	107.69	107.72	110.64	125.37	151.52
SNL Thrift Index	100.00	106.57	106.14	110.33	118.91	128.61
SNL $250M-$500M Thrift Index	100.00	105.16	94.62	96.98	103.07	109.60

Stockholder and General Inquiries

John C. Roman
President and Chief Executive Officer
Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut 06770
(203) 720-5000

Annual and Other Reports

A copy of the Naugatuck Valley Financial Annual Report on Form 10-K, without exhibits, for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Bernadette A. Mole, Corporate Secretary, Naugatuck Valley Financial Corporation, 333 Church Street, Naugatuck, Connecticut 06770.

Independent Registered Public Accounting Firm	Transfer Agent

Whittlesey & Hadley, P.C.	Registrar and Transfer Company
147 Charter Oak Avenue	10 Commerce Drive
Hartford, Connecticut 06106	Cranford, New Jersey 07016

Corporate Counsel

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Office Locations
Main Office

333 Church Street Naugatuck, Connecticut 06770

Branch Offices

1009 New Haven Road Naugatuck, Connecticut 06770	249 West Street Seymour, Connecticut 06483

127 South Main Street Beacon Falls, Connecticut 06403	504 Bridgeport Avenue Shelton, Connecticut 06484

1699 Highland Avenue Cheshire, Connecticut 06410	1570 Southford Road Southbury, Connecticut 06488

49 Pershing Drive Derby, Connecticut 06418	1030 Hamilton Avenue Waterbury, Connecticut 06706