Form 10-K, Exhibit 13
period 2007-12-31
Naugatuck Valley Financial Corp
filed 2008-03-28
CIK 1293413

Exhibit 13.0

Annual Report to Stockholders

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

Dear Stockholders,

In an industry dominated by larger national and super-regional institutions managed from afar, Naugatuck Valley Financial Corporation and Naugatuck Valley Savings and Loan are community-based institutions.  Our board of directors and management team are local bankers who take pride in their knowledge of our community and our customers. We differentiate ourselves through the knowledge, experience and dedication of our management team, our employees, and our Board.

During 2007 Naugatuck Valley Financial Corporation continued to build shareholder value through organic growth. Assets grew $49 million as a result of a $32 million increase in deposits combined with a $17 million increase in borrowings. This increased funding was reinvested into residential and commercial loans in our market area. This growth combined with increased noninterest income enabled us to maintain net income levels seen in 2006 in spite of a decrease in net interest margin. Net income in 2007 totaled $1.42 million as compared to $1.45 million in 2006 and in the fourth quarter of 2007, we improved earnings to $479,000 versus $150,000 in the fourth quarter of 2006.

Most importantly, our credit quality remains strong as a result of our on-going adherence to strict underwriting standards.

We are pleased with the performance of our nine branch offices. Each of these offices, including the three branches opened in the summer of 2006, has been successful and the expansion of our branch network has made banking at “the Valley” more convenient.

One of our highlights in 2007 was our acceptance of the Traurig Family Award for Philanthropy. This award was granted by the Connecticut Community Foundation to Naugatuck Valley Savings and Loan in recognition of the contribution by the bank and its employees of time and funds to over 75 community groups and non-profit organizations in our market area.

We value the continued support of our shareholders. We have great confidence in the future of Naugatuck Valley Financial Corporation and are dedicated to continued efforts to maximize value for our shareholders, customers, employees and our community.

Sincerely Yours,

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

	At December 31,
	2007	2006	2005	2004	2003
	(In thousands)
Financial Condition Data:
Total assets	$462,527	$413,855	$355,346	$265,449	$243,956
Securities held to maturity	1,190	2,531	5,002	5,168	1,561
Securities available for sale	65,264	67,736	58,047	31,096	37,166
Loans receivable, net	359,831	308,376	259,427	203,820	180,378
Cash and cash equivalents	8,370	7,942	8,951	7,575	9,775
Deposits	321,398	289,198	240,846	193,366	183,455
Borrowed funds	85,107	68,488	57,059	15,826	34,990
Total capital	50,457	51,084	50,964	51,571	21,217

	Year Ended December 31,
	2007	2006	2005	2004		2003
	(In thousands, except per share data)
Operating Data:
Interest and dividend income	$25,030	$20,750	$15,908	$12,713		$12,644
Interest expense	13,174	9,350	4,941	3,559		4,241
Net interest income	11,856	11,400	10,967	9,154		8,403
Provision for loan losses	151	192	32	–		45
Net interest income after provision for loan losses	11,705	11,208	10,935	9,154		8,358
Noninterest income	2,354	1,948	1,517	1,078		1,115
Noninterest expense	12,422	11,504	10,097	9,803		6,845
Income before provision for income taxes	1,637	1,652	2,355	429		2,628
Provision for income taxes	217	204	450	14		822
Net income	$1,420	$1,448	$1,905	$415		$1,806
Earnings per share, basic and diluted	$0.20	$0.20	$0.26	$0.07	(1)	NA

__________________
(1)
Net income per share is for the fourth quarter of 2004.  Before September 30, 2004, Naugatuck Valley Financial did not exist and Naugatuck Valley Savings operated as a mutual institution and, accordingly, had no per share data.

	At or For the Year Ended December 31,
	2007	2006	2005	2004	2003

Performance Ratios:
Return on average assets	0.33%	0.38%	0.62%	0.16%	0.77%

Return on average equity	2.77	2.79	3.66	1.42	8.59

Interest rate spread (1)	2.76	3.07	3.68	3.78	3.77

Net interest margin (2)	2.95	3.26	3.87	3.85	3.85

Noninterest expense to average assets	2.86	3.03	3.27	3.81	2.94

Efficiency ratio (3)	87.18	85.93	80.61	95.47	71.62

Dividend payout ratio (4)	100.00	100.00	61.54	–	–

Average interest-earning assets to average interest-bearing liabilities	105.65	107.18	111.20	104.98	103.69

Average equity to average assets	11.80	13.65	16.87	11.37	9.02

Capital Ratios:
Total capital to risk-weighted assets	12.88	14.29	17.88%	23.61%	16.21%

Tier 1 capital to risk-weighted assets	12.22	13.56	17.07	22.52	14.96

Tier 1 capital to adjusted total assets (5)	8.81	9.53	11.42	14.78	8.64

Total equity to total assets	10.91	12.34	14.34	19.43	8.70

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.60%	0.67%	0.72%	0.89%	0.99%

Allowance for loan losses as a percent of nonperforming loans	222.99	103.03	638.78	306.88	199.78

Net charge-offs (recoveries) to average loans outstanding during the period	0.02	0.00	0.01	(0.01)	0.13

Nonperforming loans as a percent of total loans	0.27	0.65	0.11	0.29	0.50

Nonperforming assets as a percent of total assets	0.21	0.49	0.10	0.25	0.46

Other Data:
Number of:
Deposit accounts	29,489	27,385	25,592	22,599	22,447
Full service customer service facilities	9	9	6	5	5
________________________
(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents noninterest expense (less intangible amortization) divided by the sum of net interest income and noninterest income.
(4)	Represents dividends declared per share divided by basic net income per share.
(5)	Data for 2003 represents Tier 1 capital to average assets.

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

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors.  We engage an independent review of our commercial loan portfolio annually and adjust our loan ratings based in part upon this review.  In addition, our banking regulators as an integral part of their examination process, periodically review our allowance for loan losses.  Such agencies may require us to recognize adjustments to the allowance based on their judgments about information available to it at the time of its examination.  See notes 2 and 4 of the notes to the financial statements included in this annual report.

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

Operating Strategy

Naugatuck Valley Savings and Loan has identified growth as one of the key components in its strategy to increase shareholder value. In 2007 Naugatuck Valley Financial Corporation grew organically by attracting deposits at competitive rates and reinvesting those deposits into loans to area businesses and residents.

We grew mortgages by offering competitive rates and through the sales efforts of our knowledgeable mortgage originators. Commercial loan growth was the result of competitive rates and the superior customer service provided by our experienced loan officers. We grew deposits through competitive pricing and structures, the offering of Health Savings Accounts (accounts designed to help individuals save for future qualified medical and retiree health expenses on a tax free basis), marketing Municipal Deposits, the reintroduction of Vacation Club Accounts (special accounts designed to help individuals save for vacation expenses) and the calling efforts of our branch managers and loan officers. In addition we acquired new DDA accounts by offering $50 to new account customers plus a gas card for the added commitment of a direct deposit. We are increasing convenience for our commercial checking account customers by offering remote deposit capabilities and we have increased the functionality of our business internet banking product.

Our growth produced an increase in net interest income in spite of decreasing spreads. As rates fell during the fourth quarter of 2007, we were able to decrease deposit rates offered while maintaining a competitive stance in our marketplace. We also maintained a high loan to asset ratio during 2007 which also contributed to increased net income since loans typically earn higher rates of return than investments.

As we have grown we have also marketed and sold products which produce fee income for the bank. This resulted in an increase in noninterest income in 2007. These fee income producing products include investment advisory services, reverse mortgages and brokerage of mortgage loans. We also increased fees related to our checking accounts. The lease of rental space at our Seymour Office, which was previously vacant also served to increase noninterest income.

We have increased the number of customers and the number of products per customer through effective utilization of our branch structure and the sales efforts within those branches.

At the same time we have become more efficient as we have grown expenses at a slower pace than we have grown assets. We have controlled expenses through a measured reduction in branch staffing, a reduction in pension expenses and through the control of the expenses of our employee’s health insurance benefits by instituting health reimbursement accounts in the fourth quarter of 2007.  We also conducted a review of our operational procedures which resulted in increased efficiencies in our loan and deposit operational areas.

Our maintenance of strict loan underwriting standards has resulted in the maintenance of the low delinquency levels seen in our loan portfolios since 2000.  We have not originated or purchased any no-income/no-asset verified mortgages nor any mortgages that do not meet our full underwriting standards (“low doc” loans).

In late 2007 we began to expand and modernize our Beacon Falls Office. This upgrade will make banking at this small but active office more pleasing and will improve the functionality of this branch for our employees. We are pleased with the growth and performance of all of our branches including the three new branches opened in 2006. We did not open any new branches in 2007 but remain dedicated to our de novo branching strategy as a way to increase loans and deposits and expand our market areas.  Internet banking activity increased in 2007 and during 2008 we plan to enhance our internet banking offerings by adding the ability to apply to open deposit and loan accounts on-line.

We controlled interest rate risk in 2007 through the lengthening of borrowings and the purchase of shorter term investments. In December 2007 we took advantage of improved yield curve conditions and implemented a $10 million leverage transaction involving the purchase of Agency Mortgage Backed Securities funded with lower cost borrowings from the Federal Home Loan Bank of Boston. Also during 2007 we sold investments at a gain in order to fund loan demand.

Balance Sheet

Loans.  Our principal lending activity is the origination of loans secured by real estate primarily located in our market area.  We originate real estate loans secured by one- to four-family residential homes and multi-family and commercial real estate and construction loans.  At December 31, 2007, real estate loans totaled $304.9 million, or 83.8% of total loans compared to $255.4 million, or 81.5% of total loans at December 31, 2006.  Real estate loans have increased due to favorable interest rates together with significant real estate development in our market area.

The largest segment of our real estate loans is one- to four-family residential loans.  At December 31, 2007, these loans totaled $193.8 million and represented 63.6% of real estate loans and 53.2% of total loans compared to $179.4 million, which represented 70.2% of real estate loans and 57.3% of total loans, at December 31, 2006.  One- to four-family residential loans increased $14.4 million, or 8.0%, from December 31, 2006 to December 31, 2007, reflecting growth in the mortgage portfolio from new borrowers and refinancing of existing customers.

Multi-family and commercial real estate loans are the second largest segment of our real estate loan portfolio.  This portfolio was $70.0 million and represented 23.0% of real estate loans and 19.2% of total loans at December 31, 2007, compared to $45.9 million, which represented 18.0% of real estate loans and 14.6% of total loans, at December 31, 2006.  Multi-family and commercial real estate loans increased $24.1 million, or 52.7%, for the year ended December 31, 2007 due to the efforts of our business development officers to grow market share and attract new customers.  Additionally, in early 2007 we hired an additional business development officer to cover the market near our Cheshire office which was opened in the third quarter of 2006.

We also originate construction loans secured by residential and commercial real estate.  This portfolio was $41.0 million and represented 13.5% of real estate loans and 11.3% of total loans at December 31, 2007, compared to $30.1 million, which represented 11.8% of real estate loans and 9.6% of total loans at December 31, 2006.  Construction loans increased $10.9 million, or 36.2%, for the year ended December 31, 2007 primarily due to increased demand by contractors for construction loans and an increased demand for construction to permanent financing by commercial customers.

We originate commercial business loans secured by business assets other than real estate, such as business equipment, inventory and accounts receivable and letters of credit.  Commercial business loans totaled $16.7 million, and represented 4.6% of total loans at December 31, 2007, compared to $13.5 million, representing 4.3% of total loans, at December 31, 2006.

We also originate a variety of consumer loans, including second mortgage loans, home equity lines of credit and loans secured by savings accounts and automobiles.  Consumer loans totaled $42.4 million and represented 11.6% of total loans at December 31, 2007, compared to $44.3 million, which represented 14.2% of total loans at December 31, 2006.  The $1.9 million, or 4.3%, decrease for the year ended December 31, 2007 was due to reduced demand for this type of product.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,
	2007		2006		2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate loans:
One- to four-family	$193,787	53.24%	$179,374	57.27%	$156,900	59.44%	$134,785	64.75%	$131,353	70.98%
Construction	41,041	11.27	30,124	9.62	24,943	9.45	17,486	8.40	14,094	7.62
Multi-family and commercial real estate	70,051	19.25	45,879	14.65	33,608	12.73	22,559	10.84	14,273	7.71
Total real estate loans	304,879	83.76	255,377	81.54	215,451	81.62	174,830	83.99	159,720	86.31
Commercial business loans	16,690	4.59	13,508	4.31	9,728	3.69	4,989	2.40	4,240	2.29
Consumer loans:
Savings accounts	1,272	0.35	634	0.20	785	0.30	679	0.33	592	0.32
Personal	302	0.08	275	0.09	212	0.08	217	0.10	139	0.08
Automobile	327	0.09	186	0.06	160	0.06	98	0.05	143	0.08
Home equity	40,517	11.13	43,220	13.80	37,628	14.25	27,342	13.13	20,212	10.92
Total consumer loans	42,418	11.65	44,315	14.15	38,785	14.69	28,336	13.61	21,086	11.40
Total loans	363,987	100.00%	313,200	100.00%	263,964	100.00%	208,155	100.00%	185,046	100.00%

Less:
Allowance for loan losses	2,163		2,071		1,878		1,829		1,810
Undisbursed construction loans	1,532		2,343		2,258		2,094		2,519
Deferred loan origination fees	461		410		401		412		339
Loans receivable, net	$359,831		$308,376		$259,427		$203,820		$180,378

The following table sets forth certain information at December 31, 2007 regarding the dollar amount of loans repricing or maturing during the periods indicated.  The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.  Demand loans having no stated maturity are reported as due in one year or less.

	At December 31, 2007
	Real Estate Loans	Commercial Business Loans	Consumer Loans	Total Loans
	(In thousands)
One year or less	$35,010	$7,719	$18,805	$61,534
More than one year to five years	61,409	6,525	2,163	70,097
More than five years	208,457	2,446	21,453	232,356
Total	$304,876	$16,690	$42,421	$363,987

The following table sets forth the dollar amount of all loans at December 31, 2007 that are due after December 31, 2008 and have either fixed interest rates or floating or adjustable interest rates.  The amounts shown below exclude applicable loans in process, nonperforming loans and deferred loan fees, net.

	Fixed-Rates	Floating or Adjustable- Rates	Total
	(In thousands)
Real estate loans:
One- to four-family	$170,154	$35,720	$205,874
Construction	5,982	1,064	7,046
Multi-family and commercial	5,295	51,650	56,945
Commercial business loans	4,006	4,965	8,971
Consumer loans	23,536	81	23,617
Total	$208,973	$93,480	$302,453

The following table shows loan origination activity during the periods indicated.

	Year Ended December 31,
	2007	2006	2005
	(In thousands)

Total loans at beginning of period	$313,200	$263,964	$208,155
Loans originated:
Real estate loans:
One- to four-family	30,172	35,330	42,144
Construction	32,913	27,288	27,695
Multi-family and commercial	30,009	15,672	23,389
Commercial business loans	10,714	8,172	6,308
Consumer loans	15,914	22,651	24,664
Total loans originated	119,722	109,113	124,200
Loans purchased	—	—	—
Deduct:
Real estate loan principal repayments	(43,595)	(38,364)	(52,607)
Loan sales	—	—	—
Other repayments	(25,340)	(21,513)	(15,784)
Net loan activity	50,787	49,236	55,809
Total loans at end of period	$363,987	$313,200	$263,964

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

The allowance for loan losses is established to recognize the inherent losses associated with lending activities.  The methodology for assessing the appropriateness of the allowance for loan losses consists of the following process.

On a quarterly basis, or more often if warranted, management analyzes the loan portfolio.  For individually evaluated loans that are considered impaired, a reserve will be established based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or for loans that are considered collateral dependant, the fair value of the collateral.  (A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual term of the loan agreement.)

All other loans, including loans that are individually evaluated but not considered impaired, are segregated into groups based on similar risk factors.  Each of these groups is then evaluated based on several factors to estimate credit losses.  Management will determine for each category of loans with similar risk characteristics the historical loss rate.  Historical loss rates provide a reasonable starting point for the Bank’s analysis but analysis and trends in losses do not form a sufficient basis to determine the appropriate level of the loan loss reserve.  Management also considers qualitative and environmental factors likely to cause losses.  These factors include but are not limited to: changes in the amount and severity of past due, non-accrual and adversely classified loans; changes in local, regional, and national economic conditions that will affect the collectibility of the portfolio; changes in the nature and volume of loans in the portfolio; changes in concentrations of credit, lending area, industry concentrations, or types of borrowers; changes in lending policies, procedures, competition, management, portfolio mix, competition, pricing, loan to value trends, extension and modification requests; and loan quality trends.  This analysis establishes factors that are applied to each of the segregated groups of loans to determine an acceptable level of loan loss reserve.

Our banking regulators, as an integral part of their examination process, periodically review our allowance for loan loss reserve.  The examination may require us to make additional provision for loan losses based on judgments different from ours.  In addition, we engage an independent consultant to review our commercial loan portfolio and make recommendations based on their review as to the specific credits in the portfolio.

At December 31, 2007, our allowance for loan losses represented 0.60% of total gross loans and 222.99% of nonperforming loans.   The allowance for loan losses increased $92,000 from December 31, 2006 to December 31, 2007.  The increase in the allowance was largely the result of a $151,000 provision for loan losses made druing 2007.  This provision was based on the increasing size of the loan portfolio and a change in the mix of the portfolio towards commercial real estate loans which are generally riskier than one-to-four family loans.

At December 31, 2006, our allowance for loan losses represented 0.67% of total gross loans and 103.3% of nonperforming loans.  The allowance for loan losses increased $193,000 from December 31, 2005 to December 31, 2006.  The increase in the allowance was the result of net recoveries and provisions for loan losses.

Total nonperforming loans decreased from $2.0 million at December 31, 2006, to $970,000 at December 31, 2007 due to lower nonaccrual delinquency rates in commercial loans.  The Company recorded a provision for loan losses of $151,000 during the year ended December 31, 2007 and a provision of $192,000 during the year ended December 31, 2006.

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

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)

Allowance at beginning of period	$2,071	$1,878	$1,829	$1,810	$1,994
Provision for loan losses	151	192	32	—	45
Less: Charge offs:
Real estate loans	46	—	—	—	265
Commercial business loans	5	—	3	51	—
Consumer loans	10	2	1	5	2
Total charge-offs	61	2	4	56	267

Plus: Recoveries:
Real estate loans	1	3	18	43	38
Commercial business loans	—	—	3	—	—
Consumer loans	1	—	—	32	—
Total recoveries	2	3	21	75	38
Net charge-offs (recoveries)	59	(1)	(17)	(19)	229

Allowance at end of period	$2,163	$2,071	$1,878	$1,829	$1,810

Allowance to nonperforming loans	222.99%	103.03%	638.78%	306.88%	199.78%
Allowance to total loans outstanding at the end of the period	0.60%	0.67%	0.72%	0.89%	0.99%
Net charge-offs (recoveries) to average loans outstanding during the period	0.02%	0.00%	(0.01)%	0.01%	0.13%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,
	2007			2006			2005
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)
One- to four-family	$661	30.56%	53.24%	$718	34.67%	57.27%	$724	38.55%	59.44%
Construction	473	21.87	11.27	464	22.40	9.62	376	20.02	9.45
Multi-family and commercial real estate	495	22.88	19.25	347	16.76	14.65	379	20.18	12.73
Commercial business	185	8.55	4.59	209	10.09	4.31	113	6.02	3.69
Consumer loans	349	16.14	11.65	333	16.08	14.15	283	15.07	14.69
Unallocated	—	—	—	—	—	—	3	0.16	—
Total allowance for loan losses	$2,163	100.00%	100.00%	$2,071	100.00%	100.00%	$1,878	100.00%	100.00%

	At December 31,
	2004			2003
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)

One- to four-family	$864	47.25%	64.75%	$927	51.22%	70.98%
Construction	142	7.76	8.40	185	10.22	7.62
Multi-family and commercial real estate	374	20.45	10.84	321	17.73	7.71
Commercial business	50	2.73	2.40	92	5.08	2.29
Consumer loans	302	16.51	13.61	232	12.82	11.40
Unallocated	97	5.30	—	53	2.93	—
Total allowance for loan losses	$1,829	100.00%	100.00%	$1,810	100.00%	100.00%

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

Nonperforming assets totaled $970,000, or 0.21% of total assets, at December 31, 2007, which was a decrease of approximately $1.0 million, or 51.7%, from December 31, 2006.  Nonaccrual loans accounted for 100% of the total nonperforming assets at December 31, 2007. Nonperforming assets totaled $2.0 million, or 0.49% of total assets, at December 31, 2006, which was an increase of $1.7 million, or 489.4%, from December 31, 2005.  Nonaccrual loans accounted for 100% of the total nonperforming assets at December 31, 2006.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement.  We consider one- to four-family mortgage loans and consumer loans to be homogeneous and only evaluate them for impairment separately when they are delinquent or classified.  Other loans are evaluated for impairment on an individual basis.  At December 31, 2007, two loans were considered impaired.

The following table provides information with respect to our nonperforming assets at the dates indicated.  We did not have any troubled debt restructurings or any accruing loans past due 90 days or more at the dates presented.

	At December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Nonaccrual loans:
One- to four-family	$422	$423	$165	$474	$500
Multi-family and commercial real estate	356	1,388	120	119	315
Commercial business	144	142	9	3	15
Consumer	48	57	—	—	76
Total	970	2,010	294	596	906

Foreclosed real estate	—	—	47	68	208

Total nonperforming assets	$970	$2,010	$341	$664	$1,114

Total nonperforming loans to total loans	0.27%	0.65%	0.11%	0.29%	0.50%

Total nonperforming loans to total assets	0.21%	0.49%	0.08%	0.22%	0.37%

Total nonperforming assets to total assets	0.21%	0.49%	0.10%	0.25%	0.46%

Other than disclosed in the previous table, there are no other loans at December 31, 2007 that we have serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Interest income that would have been recorded for the years ended December 31, 2007 and December 31, 2006 had nonaccruing loans been current according to their original terms amounted to $45,000 and $68,200, respectively.  Income related to nonaccrual loans included in interest income for the years ended December 31, 2007 and December 31, 2006 amounted to $69,000 and $125,400, respectively.

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

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At December 31,
	2007	2006
	(In thousands)

Special mention assets	$15,408	$6,899
Substandard assets	2,211	3,137
Doubtful assets	5	4
Loss assets	—	—
Total classified assets	$17,624	$10,040

Special mention assets at December 31, 2007 and December 31, 2006 did not include any nonaccrual loans.   Substandard assets at December 31, 2007 and December 31, 2006 included nonaccrual loans of $970,000 and $2.0 million, respectively.  Doubtful assets at December 31, 2007 did not include any nonaccrual loans, while all doubtful assets at  December 31, 2006 were nonaccrual loans.  The increase in loans classified special mention in the 2007 period was due in part to the timeliness of the borrower’s financial information and a general increase of commercial lending activity over the last three years.

Delinquencies.  The following table provides information about delinquencies in our loan portfolios at the dates indicated.

	At December 31,
	2007		2006		2005
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)

One- to four-family	$99	$950	$413	$392	$792	$498
Multi-family and commercial real estate	880	678	603	664	—	—
Commercial business	31	25	262	310	164	—
Consumer loans	11	—	—	5	7	—
Total	$1,021	$1,653	$1,278	$1,371	$963	$498

Securities.  Our securities portfolio consists primarily of mortgage-backed securities and collateralized mortgage obligations with maturities of 30 years or less, municipal obligations with maturities of 15 years or less, money market preferred obligations, as well as U.S. Government and agency obligations.  Securities decreased by $3.8 million in the year ended December 31, 2007 primarily due to principal payments received on mortgage-backed securities and investment sales to meet liquidity needs.   Substantially all of our mortgage-backed securities and collateralized mortgage obligations were issued either by Ginnie Mae, Fannie Mae or Freddie Mac.  Our securities portfolio also includes a private label collateralized mortgage obligation and, to a lesser extent, corporate obligations and interest-bearing balances (certificates of deposits) at other institutions.  The interest-bearing balances are all held to maturity and all mature within one year.

Securities increased by $7.2 million in the year ended December 31, 2006 primarily due to the purchase of securities funded through Federal Home Loan Bank advances and excess liquidity.

The following table sets forth the amortized costs and fair values of our securities portfolio at the dates indicated.

	At December 31,
	2007		2006		2005
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Available-for-sale securities:
U.S. Government and agency obligations	$2,749	$2,744	$8,495	$8,415	$15,344	$15,175
Mortgage-backed securities	31,352	31,261	25,111	24,782	22,544	22,082
Collateralized mortgage obligations	3,547	3,494	4,796	4,694	4,199	4,098
Municipal obligations	14,092	14,075	15,177	15,190	8,715	8,769
Money market preferred obligations	12,700	12,700	12,700	12,700	6,000	6,000
Corporate obligations	1,000	990	1,951	1,955	1,928	1,923

Held-to-maturity securities:
U.S. Government and agency obligations	1,000	998	1,201	1,192	1,202	1,189
Interest-bearing balances	190	190	1,330	1,330	3,800	3,800
Total	$66,630	$66,452	$70,761	$70,258	$63,732	$63,036

At December 31, 2007, we did not own any securities, other than U.S. Government and agency securities, that had an aggregate book value in excess of 10% of our total capital at that date.

The following table sets forth the final maturities and weighted average yields of securities at December 31, 2007.  Mortgage-backed securities and collateralized mortgage obligations are secured by mortgages and as a result produce monthly principal repayments which are not reflected in the table below.  Certain mortgage-backed securities, collateralized mortgage obligations and money market preferred obligations have adjustable interest rates and reprice within the various maturity ranges.  These repricing schedules are not reflected in the table below.  At December 31, 2007, mortgage-backed securities and collateralized mortgage obligations with adjustable rates totaled $16.0 million.

	Less Than One Year		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)
Available-for-sale securities:
U.S. Government and agency obligations	$1,745	4.39%	$—	—	$999	5.00%	$—	—	$2,744	4.61%
Mortgage-backed securities	—	—	1,364	3.50%	—	—	29,897	5.22%	31,261	5.14%
Collateralized mortgage obligations	—	—	—	—	—	—	3,494	3.81%	3,494	3.81%
Municipal obligations			—	—	1,555	3.92%	12,520	4.02%	14,075	4.01%
Money market preferred obligations	12,700	6.55%	—	—	—	—	—	—	12,700	6.55%
Corporate obligations	—	—	—	—	990	6.00%	—	—	990	6.00%
Total available-for-sale securities	14,445	6.29%	1,364	3.50%	3,544	4.81%	45,911	4.79%	65,264	5.09%

Held-to-maturity securities:
U.S. Government and agency obligations	1,000	4.63%	—	—	—	—	—	—	1,000	4..63%
Interest-bearing balances	190	3.75%	—	—	—	—	—	—	190	3.75%
Total held-to-maturity securities	1,190	4.49%	—	—	—	—	—	—	1,190	4.49%
Total	$15,635	6.15%	$1,364	3.50%	$3,544	4.81%	$45,911	4.79%	$66,454	5.08%

Bank Owned Life Insurance.  During 2003, we purchased life insurance policies on certain key executives.  We purchased $2.5 million of additional policies in the fourth quarter of 2005.  Bank owned life insurance is recorded as an asset at the lower of its cash surrender value or the amount that can be realized.  Income earned on bank owned life insurance policies is exempt from income taxes.

Deposits.  Our primary source of funds is retail deposit accounts held principally by individuals and businesses within our market area.  The deposit base is comprised of certificate accounts, regular savings accounts, checking and NOW accounts, money market savings accounts and health savings accounts.  At December 31, 2007, we had no brokered deposits.  Total deposits increased $32.2 million or 11.1% in the year ended December 31, 2007.  During that time period, certificate accounts increased 22.6%, regular savings accounts decreased by 10.1%, checking and NOW accounts decreased by 13.6% and money market deposit accounts increased by 35.5%.  The increase in deposits was primarily due to the opening of our three new offices in the third quarter of 2006 combined with more aggressive pricing.  The decrease in regular savings accounts was primarily due to the transfer of funds to other savings products with higher rates.

The following table sets forth the balances of our deposit products at the date indicated.

	At December 31,
	2007	2006	2005
	(In thousands)

Certificate accounts	$202,411	$165,076	$122,431
Regular savings accounts	41,480	46,156	51,375
Checking and NOW accounts	49,511	57,301	46,825
Money market savings accounts	27,996	20,665	20,215
Total	$321,398	$289,198	$240,846

The following table indicates the amount of jumbo certificate accounts by time remaining until maturity at December 31, 2007.  Jumbo certificate accounts require minimum deposits of $100,000.

Maturity Period	Certificate Accounts
(In thousands)

Three months or less	$30,817
Over three through six months	14,128
Over six through twelve months	17,857
Over twelve months	4,448
Total	$67,250

Borrowings.  We borrow funds from the Federal Home Loan Bank of Boston during periods of low liquidity to match fund increases in our fixed-rate mortgage portfolio and to provide long-term fixed-rate funding with the goal of decreasing our exposure to an increase in interest rates.  In addition, we occasionally borrow short-term from correspondent banks to cover temporary cash needs.  At December 31, 2007, we had the ability to borrow a total of $3.5 million from a correspondent bank, none of which was borrowed at such date.  We also use securities sold under agreements to repurchase as a source of borrowings

The following table presents certain information regarding our borrowings during the periods and at the dates indicated (all of which were Federal Home Loan Bank advances).

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)

Maximum amount of advances outstanding at any month end during the period	$84,878	$70,414	$57,059
Average advances outstanding during the period	69,866	59,423	38,530
Weighted average interest rate during the period	4.89%	4.69%	3.93%
Balance outstanding at end of period	$84,878	$68,488	$57,059
Weighted average interest rate at end of period	4.66%	4.83%	4.20%

Equity.  Total equity decreased by $627,000, or 1.2%, to $50.5 million at December 31, 2007 from $51.1 million at December 31, 2006.  The decrease in 2007 resulted from net income of $1.4 million, dividends of $589,000 paid to stockholders, stock repurchases of $2.4 million, a net decrease to the unrealized loss on available for sale securities of $210,000 and $696,000 in capital adjustments related to the Company’s 2005 Equity Incentive Plan.  Our average equity to average assets ratio was 11.80% at December 31, 2007, compared to 13.65% at December 31, 2006.

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

Overview.
	2007	2006	% Change 2007/2006
	(Dollars in thousands)

Net income	$1,420	$1,448	(1.93%)
Return on average assets	0.33%	0.38%	(13.16%)
Return on average equity	2.77%	2.79%	(0.72%)

Net income for the year ended December 31, 2007 decreased $28,000 from net income in 2006.  The decrease resulted primarily from an increase in noninterest expense of $947,000, partially offset by a $456,000 increase in net interest income and a $435,000 increase in noninterest income.

Net Interest Income.

Net interest income for the year ended December 31, 2007, totaled $11.9 million compared to $11.4 million for the year ended December 31, 2006, an increase of $456,000 or 4.0%.  The slight increase in 2007 was due to an increase in the average balance of interest earning assets of 15.1%, combined with an increase in the average rate earned on these assets of 29 basis points.

The increase in interest earning assets is attributed primarily to an increase in the loan portfolio.  The average balances in the loan portfolio increased by 19.3% in 2007.  The largest increases were in the commercial mortgage portfolio followed by the residential mortgage portfolio.

The increase in interest income was partially offset by an increase in interest expense.  Interest expense increased by $3.8 million, or 40.9% in 2007 due to rising rates on deposits and borrowings along with increases in the average balances of deposits and borrowings.  The average balances of deposits increased by 16.5% in 2007, and the average balance of borrowings increased by 17.7% due to increased loan demand.  We experienced an increase of 60 basis points in the average rate paid on deposits and borrowings during 2007.  The largest increases in deposits were in certificates of deposit, followed by smaller increases in money market accounts and checking accounts, partially offset by a decrease in savings accounts.  The increase in certificates of deposit was due to our three new offices which were opened in the third quarter of 2006, combined with promotional rate accounts.

Average Balances and Yields.  The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends, the total dollar amount of interest expense and the resulting average yields and costs.  The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.  For purposes of this table, average balances have been calculated using the average of daily balances and nonaccrual loans are included in average balances only.  During the 2007, 2006 and 2005 periods, we held tax-exempt municipal securities with average balances of $15.0 million, $9.7 million and $6.3 million, respectively, and during the 2007, 2006 and 2005 periods we held preferred money market securities with an average balance of $12.7 million, $8.1 million, and $4.4 million respectively which recognize a dividends received deduction.  The yields below do not reflect the tax benefits of these securities.

	2007			2006			2005
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans	$331,490	$21,681	6.54%	$277,789	$17,506	6.30%	$225,850	$13,642	6.04%
Fed Funds sold	2,599	143	5.50	1,407	77	5.47	1,756	56	3.19
Investment securities	64,290	2,938	4.57	67,077	2,976	4.44	52,987	2,102	3.97
Federal Home Loan Bank stock	4,179	268	6.41	3,581	191	5.33	2,481	108	4.35
Total interest-earning assets	402,558	25,030	6.22	349,854	20,750	5.93	283,074	15,908	5.62
Noninterest-earning assets	31,629			30,084			25,340
Total assets	$434,187			$379,938			$308,414

Interest-bearing liabilities:
Certificate accounts	$183,172	$8,414	4.59	$143,007	$5,613	3.92	$99,487	$2,772	2.79
Regular savings accounts and escrow	46,093	258	0.56	52,769	418	0.79	51,326	360	0.70
Checking and NOW accounts	56,915	487	0.86	52,682	288	0.55	39,857	46	0.12
Money market savings accounts	24,709	591	2.39	18,356	232	1.26	25,160	245	0.97
Total interest-bearing deposits	310,889	9,750	3.14	266,814	6,551	2.46	215,830	3,423	1.59

FHLB advances	69,866	3,414	4.89	59,423	2,789	4.69	38,530	1,512	3.92
Other borrowings	290	10	3.45	193	10	5.17	161	6	3.73
Total interest-bearing liabilities	381,045	13,174	3.46	326,431	9,350	2.86	254,521	4,941	1.94

Noninterest-bearing liabilities	1,899			1,639			1,869
Total liabilities	382,944			328,070			256,390

Stockholders’ equity	51,243			51,868			52,024
Total liabilities and stockholders’ equity	$434,187			$379,938			$308,414
Net interest income		$11,856			$11,400			$10,967
Interest rate spread			2.76%			3.07%			3.68%
Net interest margin			2.95%			3.26%			3.87%
Average interest-earning assets to average interest-bearing liabilities			105.65%			107.18%			111.22%

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

	2007 Compared to 2006			2006 Compared to 2005
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Interest income:
Loans	$3,491	$684	$4,175	$3,254	$610	$3,864
Fed Funds sold	66	-	66	(8)	29	21
Investment securities	(137)	99	(38)	605	269	874
Federal Home Loan Bank stock	35	42	77	55	28	83
Total interest income	3,455	825	4,280	3,906	936	4,842

Interest expense:
Certificate accounts	1,744	1,057	2,801	1,469	1,372	2,841
Regular savings accounts	(48)	(112)	(160)	10	48	58
Checking and NOW accounts	25	174	199	19	223	242
Money market savings accounts	100	259	359	128	(141)	(13)
Total deposit expense	1,821	1,378	3,199	1,626	1,502	3,128
FHLB advances	506	119	625	938	339	1,277
Other borrowings	-	-	-	1	3	4
Total interest expense	2,327	1,497	3,824	2,565	1,844	4,409
Net interest income	$1,128	$(672)	$456	$1,341	$(908)	$433

Provision for Loan Losses.

During the year ended December 31, 2007, a $151,000 provision was made to the allowance for loan losses.   The provision was primarily due to the increasing size of the loan portfolio, a change in the mix of the portfolio towards commercial loans which are generally riskier than one-to-four family loans and a small adjustment to the factor used for general economic conditions.

During the year ended December 31, 2006, a $192,000 provision was made to the allowance for loan losses.  This provision is due to the increasing size of the loan portfolio, specifically, the increase in commercial construction, commercial real estate and commercial business loan portfolios, as well as an increase in the mortgage loan portfolio.  In addition, there was an increase in the loans which were classified requiring an increase to the reserve.  In 2006, there was an increase in nonperforming loans and as a result there was a decrease in the ratio of the allowance to nonperforming loans and assets.

Noninterest Income.  The following table shows the components of noninterest income and the percentage changes from 2007 to 2006.

	2007	2006	% Change 2007/2006

Fees for services related to deposit accounts	$955	$873	9.39%
Fees for other services	559	540	3.52
Income from bank owned life insurance	308	304	1.32
Income from investment advisory services, net	260	98	165.31
Gain on sale of investments	65	6	983.33
Other income	207	127	62.99
Total	$2,354	$1,948	20.84%

For the year ended December 31, 2007, noninterest income increased 20.8% to $2.4 million, compared to $1.9 million for 2006.  The largest increases in noninterest income were in income from investment advisory services, fees for services related to deposit accounts and fees for other services, as a result of product growth in these areas.  In 2007, the Company also experienced an increase in gains on the sale of investments over the 2006 period.

Noninterest Expense.  The following table shows the components of noninterest expense and the percentage changes from 2007 to 2006.

	2007	2006	% Change 2 007/2006

Compensation, taxes and benefits	$6,914	$6,408	7.90%
Office occupancy	1,966	1,757	11.90
Computer processing	733	606	20.96
Advertising	594	672	(11.61)
Professional fees	504	380	32.63
Directors compensation	494	516	(4.26)
Office supplies	201	193	4.15
Charitable contributions	31	34	(8.82)
Loss on foreclosed real estate, net	-	16	(100.00)
Other expenses (1)	985	922	6.94
Total	$12,422	$11,504	7.98%

____________________________
(1)	Other expenses for all periods include, among other items, insurance, postage and expenses related to checking accounts.

Noninterest expense was $12.4 million for the year ended December 31, 2007, compared to $11.5 million for 2006.  The increases was primarily the result of increases in compensation costs, computer processing costs and office occupancy expenses over the 2006 period.  All of the increases were primarily related to the opening of three new branch offices and were partially offset by a decrease in advertising expense in 2007.

Income Taxes

Income taxes for the year ended December 31, 2007 increased to $217,000 from $204,000 in 2006.  The increase was due to a higher level of taxable income.  The effective tax rate for 2007 was 13.3% compared to 12.3% for 2006.  See note 11 to the financial statements in this annual report.

Market Risk Analysis

Qualitative Aspects of Market Risk.  Our most significant form of market risk is interest rate risk.  We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment.  Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits.  As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings.  To reduce the potential volatility of our earnings, we have sought to improve the match between assets and liability maturities (or rate adjustment periods), while maintaining an acceptable interest rate spread, by originating adjustable-rate mortgage loans for retention in our loan portfolio, variable-rate home equity lines and variable-rate commercial loans and by purchasing variable-rate investments and investments with expected maturities of less than 10 years.  In 2002-2004 we sold a small percentage of our originations of longer term fixed-rate one- to four-family mortgage loans in the secondary market based on prevailing market interest rate conditions, an analysis of the composition and risk of the loan portfolio, liquidity needs and interest rate risk management goals.  We did not sell any loans in 2007, 2006 or 2005.  Generally, loans are sold without recourse and with servicing retained.  We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

Our Asset/Liability Committee communicates, coordinates and controls all aspects of asset/liability management.  The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources.

Quantitative Aspects of Market Risk.  We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk.  This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates.  Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items.  This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or a 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement.  We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios.  The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2007 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

		Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
Basis Point (“bp”) Change in Rates		$ Amount	$ Change	% Change	NPV Ratio	Change
		(Dollars in thousands)

300	bp	$24,814	$(25,516)	(51)%	5.64%	(5.04)%
200		33,916	(16,414)	(33)	7.52	(3.16)
100		42,710	(7,620)	(15)	9.25	(1.43)
0		50,330	-	-	10.68	-
(100)		54,817	4,487	9	11.48	0.80
(200)		57,368	7,038	14	11.89	1.21

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

Our most liquid assets are cash and cash equivalents and interest-bearing deposits.  The levels of these assets depend on our operating, financing, lending and investing activities during any given period.  At December 31, 2007 and December 31, 2006, cash and cash equivalents totaled approximately $8.4 million and $7.9 million respectively, including Federal funds of $497,000 and $31,000, respectively.  Securities classified as available for sale, which provide additional sources of liquidity, totaled $65.3 million and $67.7 million at December 31, 2007 and December 31, 2006, respectively.  At December 31, 2007 and December 31, 2006, we had the ability to borrow a total of $138.4 million and $128.7 million, respectively, from the Federal Home Loan Bank of Boston, of which $84.9 million and $68.4 million, was outstanding, respectively.  At December 31, 2007 and December 31, 2006, we had arranged overnight lines of credit of $2.5 million with the Federal Home Loan Bank of Boston for both periods.  We had no overnight advances outstanding with the Federal Home Loan Bank of Boston on these dates.  In addition, at December 31, 2007 and December 31, 2006, we had the ability to borrow $3.5 million from a correspondent bank for both periods.   There were no advances outstanding on this line at December 31, 2007 or December 31, 2006.

At December 31, 2007, we had $22.0 million in unused line availability on home equity lines of credit, $7.7 million in unadvanced commercial lines, $14.6 million in mortgage commitments, $7.9 million in commercial mortgage loan commitments, $22.8 million in unadvanced construction mortgage commitments, $5.7 million in letters of credit, $1.6 million in commercial business loan commitments and $88,000 in overdraft line of credit availability.  Certificates of deposit due within one year of December 31, 2007 totaled $184.7 million, or 57.5% of total deposits.  If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit.  Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2007.  We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us.  We have the ability to attract and retain deposits by adjusting the interest rates offered.

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

Our primary investing activities are the origination of loans and the purchase of securities.  For the year ended December 31, 2007 we originated $119.7 million of loans and purchased $17.8 million of securities. For the year ended December 31, 2006 we originated $109.1 million of loans and purchased $31.4 million of securities.  During the year ended December 31, 2007, these activities were funded primarily by an increase in deposits of $32.2 million, net increase in borrowed funds of $16.6 million, proceeds from sales and maturities of available-for-sale securities of $20.7 million and proceeds from held-to-maturity securities of $1.4 million.  During the year ended December 31, 2006, these activities were funded primarily by an increase in deposits of $48.4 million, net advances from the Federal Home Loan Bank of Boston of $11.4 million, proceeds from sales and maturities of available-for-sale securities of $21.9 million and proceeds from held-to-maturity securities of $2.5 million.

Historically, our investment portfolio had been funded by excess liquidity when deposit inflows exceed loan demand.  In December 2007, we implemented a leverage strategy with the objective of enhancing earnings by borrowing $10.0 million from the Federal Home Loan Bank of Boston on an intermediate-term basis to fund the purchase of a like amount of intermediate-term mortgage-backed securities.  This strategy is accretive to earnings.

Financing activities consist primarily of activity in deposit accounts and in Federal Home Loan Bank advances.  We experienced a net increase in total deposits of $32.2 million and $48.4 million for the years ended December 31, 2007 and 2006, respectively.  Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors.  We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships.  Occasionally, we offer promotional rates on certain deposit products in order to attract deposits.  We experienced an increase in borrowed funds of $16.6 million for the year ended December 31, 2007.  The increase in 2007 was primarily due to lending and investing activities. Federal Home Loan Bank advances increased $11.4 million for the year ended December 31, 2006.  The increase in 2006 was primarily due to lending and investing activities.  We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure.  The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.  At December 31, 2007, we exceeded all of our regulatory capital requirements.  We are considered “well capitalized” under regulatory guidelines.  See note 13 of the notes to the financial statements in this annual report.

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

For the years ended December 31, 2007 and 2006, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

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

Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2007 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that:  (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders
Naugatuck Valley Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Naugatuck Valley Financial Corporation (the “Company”) and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years ended December 31, 2007, 2006 and 2005.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Naugatuck Valley Financial Corporation and subsidiary at December 31, 2007 and 2006, and the results of its operations and its cash flows for the each of the years ended December 31, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Hartford, Connecticut
March 11, 2008

Consolidated Statements of Financial Condition
(Dollars in thousands)

	December 31,
	2007	2006
ASSETS
Cash and due from depository institutions	$7,873	$7,911
Investment in federal funds	497	31
Investment securities	66,454	70,267
Loans receivable, net	359,831	308,376
Accrued income receivable	2,033	1,904
Premises and equipment, net	10,624	11,209
Bank owned life insurance	8,264	7,956
Federal Home Loan Bank of Boston stock	4,632	3,898
Other assets	2,319	2,303

Total assets	$462,527	$413,855

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits	$321,398	$289,198
Borrowed funds	85,107	68,488
Mortgagors' escrow accounts	3,871	3,495
Other liabilities	1,694	1,590
Total liabilities	412,070	362,771

Commitments and contingencies

Stockholders' Equity
Common stock, $.01 par value; 25,000,000 shares authorized;
7,604,375 shares issued; shares outstanding - 7,268,734 at
December 31, 2007; 7,473,225 at December 31, 2006	76	76
Preferred stock, $.01 par value; 1,000,000 shares authorized;
no shares issued or outstanding	-	-
Paid-in capital	33,483	33,302
Retained earnings	24,233	23,415
Unearned ESOP shares (233,513 shares at December 31, 2007
and 253,402 shares at December 31, 2006)	(2,335)	(2,534)
Unearned stock awards (90,020 shares at December 31, 2007
and 113,266 shares at December 31, 2006)	(995)	(1,256)
Treasury Stock, at cost (338,474 shares at December 31, 2007
and 138,983 shares at December 31, 2006)	(3,889)	(1,593)
Accumulated other comprehensive loss	(116)	(326)
Total stockholders' equity	50,457	51,084

Total liabilities and stockholders' equity	$462,527	$413,855

See notes to consolidated financial statements.

Consolidated Statements of Income
(Dollars in thousands, except earnings per share)

	For the Years Ended December 31,
	2007	2006	2005
Interest and dividend income
Interest on loans	$21,681	$17,506	$13,642
Interest and dividends on investments and deposits	3,349	3,244	2,266
Total interest income	25,030	20,750	15,908

Interest expense
Interest on deposits	9,750	6,551	3,423
Interest on borrowed funds	3,424	2,799	1,518
Total interest expense	13,174	9,350	4,941

Net interest income	11,856	11,400	10,967

Provision for loan losses	151	192	32

Net interest income after provision for loan losses	11,705	11,208	10,935

Noninterest income
Fees for services related to deposit accounts	955	873	618
Fees for other services	559	540	356
Income from bank owned life insurance	308	304	218
Income from investment advisory services, net	260	98	167
Gain on sale of investments	65	6	47
Other income	207	127	111
Total noninterest income	2,354	1,948	1,517

Noninterest expense
Compensation, taxes and benefits	6,914	6,408	5,477
Office occupancy	1,966	1,757	1,538
Advertising	594	672	523
Computer processing	733	606	624
Directors compensation	494	516	435
Professional fees	504	380	448
Office supplies	201	193	232
Contributions	31	34	34
Loss (gain) on foreclosed real estate, net	-	16	(35)
Other expenses	985	922	821
Total noninterest expense	12,422	11,504	10,097

Income before provision for income taxes	1,637	1,652	2,355

Provision for income taxes	217	204	450

Net income	$1,420	$1,448	$1,905

Earnings per share - basic and diluted	$0.20	$0.20	$0.26

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
(Dollars in thousands)

	Common	Paid-in	Retained	Unearned ESOP	Unearned Stock	Treasury	Accumulated Other Comprehensive
	Stock	Capital	Earnings	Shares	Awards	Stock	Loss	Total

Balance at December 31, 2005	$76	$33,157	$22,588	$(2,733)	$(1,551)	$(122)	$(451)	$50,964
ESOP shares released - 19,889 shares	-	22	-	199	-	-	-	221
Dividends paid ($0.20 per common share)	-	-	(617)	-	-	-	-	(617)
Stock based compensation	-	123	-	-	-	-	-	123
Stock based compensation - 1,500 shares awarded			(4)		(16)	20	-	-
Stock based compensation - 27,942 shares vested					311	-	-	311
Stock based compensation - options	-	-	-	-	-	(1,491)	-	(1,491)
Comprehensive income:
Net income	-	-	1,448	-	-	-	-	-
Net change in unrealized holding gain on available-for-
sale securities, net of tax effect							125	-
Comprehensive income	-	-	-	-	-	-	-	1,573

Balance at December 31, 2006	76	33,302	23,415	(2,534)	(1,256)	(1,593)	(326)	51,084
ESOP shares released - 19,889 shares	-	28	-	199	-	-	-	227
Dividends paid ($0.20 per common share)	-	-	(589)	-	-	-	-	(589)
Stock based compensation - 5,000 shares awarded	-	-	(13)	-	(52)	65	-	-
Stock based compensation - 28,242 shares vested	-	-	-	-	313	-	-	313
Stock based compensation - options	-	153	-	-	-	3	-	156
Treasury stock acquired - 204,731 shares	-	-	-	-	-	(2,364)	-	(2,364)
Comprehensive income:
Net income	-	-	1,420	-	-	-	-	-
Net change in unrealized holding gain on available-for-
sale securities, net of tax effect							210	-
Comprehensive income	-	-	-	-	-	-	-	1,630

Balance at December 31, 2007	$76	$33,483	$24,233	$(2,335)	(995)	$(3,889)	$(116)	$50,457

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

	For the Years Ended December 31,
	2007	2006	2005
Cash flows from operating activities
Net income	$1,420	$1,448	$1,905
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	151	192	32
Depreciation and amortization expense	776	655	597
Net amortization (accretion) from investments	(21)	(35)	55
Amortization of intangible assets	34	34	34
Provision for deferred tax (benefit)	11	(75)	(177)
Net gain on sale of real estate owned	-	(4)	(46)
Gain on sale of investments	(65)	(6)	(47)
Loss on disposal of premises and equipment	-	1	14
Stock-based compensation	698	657	397
Net change in:
Accrued income receivable	(130)	(379)	(448)
Deferred loan fees	51	9	(11)
Cash surrender value of life insurance	(308)	(304)	(218)
Other assets	(35)	107	(319)
Other liabilities	98	228	(381)
Net cash provided by operating activities	2,680	2,528	1,387

Cash flows from investing activities
Proceeds from maturities and repayments of available-for-sale securities	12,236	16,779	19,245
Proceeds from sale of available-for-sale securities	8,441	5,163	3,742
Proceeds from maturities of held-to-maturity securities	1,390	2,470	665
Purchase of available-for-sale securities	(17,598)	(31,401)	(50,593)
Purchase of held-to-maturity securities	(250)	-	(500)
Loan originations net of principal payments	(51,656)	(49,148)	(55,674)
Purchase of Federal Home Loan Bank of Boston stock	(734)	(739)	(980)
Proceeds from the sale of foreclosed real estate	-	50	113
Proceeds from sale of property and equipment	-	2	11
Purchase of property and equipment	(325)	(2,780)	(1,943)
Purchase of bank owned life insurance asset	-	-	(2,500)
Net cash used by investing activities	(48,496)	(59,604)	(88,414)

See notes to consolidated financial statements.

	For the Years Ended December 31,
	2007	2006	2005
Cash flows from financing activities
Net change in time deposits	37,335	42,645	41,231
Net change in other deposit accounts	(5,135)	5,707	6,249
Advances from Federal Home Loan Bank of Boston	46,927	51,250	62,193
Repayment of Advances from Federal Home
Loan Bank of Boston	(30,538)	(39,821)	(20,960)
Net change in mortgagors' escrow accounts	376	293	143
Change in short-term borrowings	229	(1,899)	1,899
Common stock repurchased	(2,364)	(1,491)	(1,852)
Cash dividends to common stockholders	(589)	(617)	(500)
Proceeds from exercise of options	3	-	-
Net cash provided by financing activities	46,244	56,067	88,403

Increase (decrease) in cash and cash equivalents	428	(1,009)	1,376
Cash and cash equivalents at beginning of year	7,942	8,951	7,575

Cash and cash equivalents at end of year	$8,370	$7,942	$8,951

Supplemental disclosures
Non-cash investing activities:
Transfer of loans to foreclosed real estate	$-	$-	$47

Cash paid during the year for:
Interest	$13,130	$9,347	$4,939
Income taxes	296	305	683

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.  Nature of Operations

Naugatuck Valley Financial Corporation (the “Company”) was organized as a federal corporation at the direction of Naugatuck Valley Savings and Loan (the “Bank”) in connection with the mutual holding company reorganization of Naugatuck Valley Savings.  The reorganization and initial public offering of Naugatuck Valley Financial was completed on September 30, 2004.  In the offering, Naugatuck Valley Financial issued a majority of its outstanding shares of common stock to Naugatuck Valley Mutual Holding Company, the mutual holding company parent of the Bank.  As long as Naugatuck Valley Mutual exists, it will own at least a majority of Naugatuck Valley Financial Corporation’s common stock.

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

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans.  While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in economic conditions, particularly in Connecticut.

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

Notes to Consolidated Financial Statements

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

Loan sales and mortgage-servicing rights
Residential mortgage loans originated and held for sale are classified separately in the consolidated statement of financial condition and reported at the lower of amortized cost or market value (based on secondary market prices).  There were no loans held for sale at December 31, 2007 and 2006. Gains or losses on the sale of loans are determined using the specific identification method.

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

Income from investment advisory services, net
In conjunction with a third party, an employee of the Bank is licensed to sell non-deposit investment products, including mutual funds, annuities and other insurance products.  The Bank records, as noninterest income, revenues earned from product sales in accordance with the terms of revenue sharing agreements with the third party, net of certain marketing and other expenses shared with the third party.  The Bank currently employs the individual authorized to sell these products and pays most of the direct costs related to the sales activities.  These costs are charged to expense as incurred, and are classified primarily in compensation and benefits expense.

Income taxes
The Company accounts for certain income and expense items differently for financial reporting purposes than for income tax purposes.  Provisions for deferred taxes are being made in recognition of these temporary differences. It is the Company's policy to recognize interest and penalties related to unrecognized tax liabilities within income tax expense in the consolidated statements of income.

Earnings per share
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

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies – (Continued)

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

Borrowed Funds - Fair values are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Mortgagors’ escrow accounts – The carrying amounts reported in the statement of financial condition approximate the fair value of the mortgagors’ escrow accounts.

Recent Accounting Pronouncements
In March 2006, the Financial Accounting Standards Board ("FASB") issued SFAS 156, Accounting for Servicing of Financial Assets. This Statement amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of SFAS 140 for subsequent measurement. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. The Company adopted SFAS 156 on January 1, 2007. The Company has determined that adoption of SFAS 156 did not have any impact on its financial condition or results of operations.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company does not expect the implementation of SFAS 157 to have a material impact on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and indicates how any tax reserves should be classified in a balance sheet. On January 1, 2007, the Company adopted FIN 48. The Company has determined that adoption of FIN 48 did not have any impact on its financial condition or results of operations.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Liabilities. This Statement permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This pronouncement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company does not expect the implementation of SFAS 159 to have a material impact on its financial position or results of operations.

In December 2007, the FASB issued SFAS 141R, Business Combinations. SFAS 141R's objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008. The Company does not expect the implementation of SFAS 141R to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements. SFAS 160's objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements.

Reclassification
The financial statements for the prior years have been reclassified to conform with changes in the current financial statement presentation.

Notes to Consolidated Financial Statements

3.  Investment Securities

A summary of investment securities at December 31, 2007 and 2006 follows:

	2007		2006
	Carrying	Fair	Carrying	Fair
(In thousands)	Amount	Value	Amount	Value
Available-for-sale securities	$65,264	$65,264	$67,736	$67,736
Held-to-maturity securities	1,190	1,188	2,531	2,522
Total investment securities	$66,454	$66,452	$70,267	$70,258

At December 31, 2007, the composition of the investment portfolio was:

	Amortized	Gross Unrealized		Fair
(In thousands)	Cost Basis	Gains	Losses	Value
Available-for-sale securities:
U.S. government and agency obligations
Less than one year	$1,749	$1	$(5)	$1,745
From five through ten years	1,000	-	(1)	999
	2,749	1	(6)	2,744
Municipal obligations
From five through ten years	1,533	22	-	1,555
After ten years	12,559	60	(99)	12,520
	14,092	82	(99)	14,075
Corporate bonds
From five through ten years	1,000	-	(10)	990
Mortgage-backed securities	31,352	67	(158)	31,261
Collateralized mortgage obligations	3,547	-	(53)	3,494
Total debt securities	52,740	150	(326)	52,564
Money market preferred stocks	12,700	-	-	12,700

Total available-for-sale securities	$65,440	$150	$(326)	$65,264

	Amortized	Gross Unrealized		Fair
(In thousands)	Cost Basis	Gains	Losses	Value
Held-to-maturity securities:
U.S. government and agency obligations
Less than one year	$1,000	$-	$(2)	$998
Interest bearing balances
Less than one year	190	-	-	190

Total held-to-maturity securities	$1,190	$-	$(2)	$1,188

Notes to Consolidated Financial Statements

3.  Investment Securities – (Continued)

At December 31, 2006, the composition of the investment portfolio was:

	Amortized	Gross Unrealized		Fair
(In thousands)	Cost Basis	Gains	Losses	Value
Available-for-sale securities:
U.S. government and agency obligations
Less than one year	$4,000	$-	$(37)	$3,963
From one through five years	3,495	-	(23)	3,472
From five through ten years	1,000	-	(20)	980
	8,495	-	(80)	8,415
Municipal obligations
Less than one year	1,000	-	(1)	999
From five through ten years	828	2	-	830
After ten years	13,349	49	(37)	13,361
	15,177	51	(38)	15,190
Corporate bonds
From one through five years	1,951	8	(4)	1,955
Mortgage-backed securities	25,111	60	(389)	24,782
Collateralized mortgage obligations	4,796	6	(108)	4,694
Total debt securities	55,530	125	(619)	55,036
Money market preferred stocks	12,700	-	-	12,700

Total available-for-sale securities	$68,230	$125	$(619)	$67,736

	Amortized	Gross Unrealized		Fair
(In thousands)	Cost Basis	Gains	Losses	Value
Held-to-maturity securities:
U.S. government and agency obligations
From one through five years	$1,201	$-	$(9)	$1,192
Interest bearing balances
Less than one year	1,140	-	-	1,140
From one through five years	190	-	-	190

Total held-to-maturity securities	$2,531	$-	$(9)	$2,522

The Company has certain investment securities in which the market value of the security is less than the cost of the security. Management believes that these unrealized losses are temporary and are the result of changes in market interest rates. In making this determination, management considered the period of time the securities have been in a loss position, the percentage decline in comparison to the securities’ amortized cost, the financial condition of the issuer and the Company’s ability and intent to hold these securities until their fair value recovers to their amortized cost. At December 31, 2007, these securities had an aggregate fair value of $29,267,000 which resulted in unrealized losses of $328,000.

Notes to Consolidated Financial Statements

3.  Investment Securities – (Continued)

The following is a summary of the fair value and related unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007.

	Securities in Continuous Unrealized
	Loss Position Less Than 12 Months
	Number of	Market	Unrealized
(Dollars in thousands)	Securities	Value	Loss

U.S. government and agency obligations	4	$3,491	$(7)
Municipal obligations	11	6,457	(52)
Mortgage-backed securities	1	737	(1)
Corporate bonds	1	990	(10)
Total securities in unrealized loss position	17	$11,675	$(70)

	Securities in Continuous Unrealized
	Loss Position 12 or More Consecutive Months
	Number of	Market	Unrealized
(Dollars in thousands)	Securities	Value	Loss

U.S. government and agency obligations	2	1,070	(47)
Mortgage-backed securities	22	16,522	(211)
Total securities in unrealized loss position	24	$17,592	$(258)

For the year ended December 31, 2007, the Company realized gross gains of $68,686 and gross losses of $3,477 compared with realized gross gains of $20,224 and gross losses of $14,436 for the year ended December 31, 2006 and realized gross gains of $47,046 and no gross losses for the year ended December 31, 2005 on sales of investment securities.

At December 31, 2007 and 2006, securities with a carrying value of $2,250,000 and $3,200,000, and fair values of approximately $2,264,181 and $3,173,000, respectively, were pledged as collateral to secure municipal deposits.

Notes to Consolidated Financial Statements

4.  Loans Receivable

A summary of loans receivable at December 31, 2007 and 2006 is as follows:

(Dollars in thousands)	2007	2006

Loans secured by first mortgages on real estate:
Conventional:
Fixed rate mortgage loans	$165,764	$148,357
Adjustable rate mortgage loans	24,834	29,364
Construction loans	7,046	6,960
Commercial loans	123,925	84,203
Loans on savings accounts	1,272	634
Personal, auto and property improvement loans	41,146	43,682
	363,987	313,200
Less: Allowance for loan losses	2,163	2,071
Undisbursed construction loans	1,532	2,343
Deferred loan origination fees	461	410
Loans receivable, net	$359,831	$308,376

Weighted average yield	6.42%	6.32%

The Bank's lending activities are conducted principally in the Naugatuck Valley area of Connecticut.  The Bank's investment in loans includes both adjustable and fixed rate loans. At December 31, 2007 and 2006, the composition of the Bank's investment in fixed rate loans was as follows:

Fixed Rate
Term to Maturity	2007	2006
(In thousands)
Less than 1 year	$1,579	$6,660
1 - 3 years	3,780	3,155
3 - 5 years	3,801	2,581
5 - 10 years	25,852	21,985
10 - 20 years	50,773	54,486
Over 20 years	124,767	99,089
Total loans at fixed rates	$210,552	$187,956

Adjustable rate loans have interest rate adjustment limitations and are indexed to treasury notes or FHLBB classic advances with similar repricing durations, or prime rate. At December 31, 2007 and 2006, the Bank had the following adjustable rate loans:

Adjustable Rate
Rate Adjustment	2007	2006
(In thousands)
Less than 1 year	$59,955	$53,248
1 - 3 years	20,133	13,388
3 - 5 years	42,383	37,109
5 - 10 years	28,281	20,736
Over 10 years	2,683	763
Total loans at adjustable rates	$153,435	$125,244

Notes to Consolidated Financial Statements

4.  Loans Receivable – (Continued)

Nonperforming loans totaled approximately $970,000 and $2.0 million at December 31, 2007 and 2006, respectively.  These loans, primarily delinquent 90 days or more, were accounted for on a nonaccrual basis.  The amount of income that was contractually due but not recognized on nonperforming loans totaled $45,000, $68,200, and $20,900 in 2007, 2006 and 2005, respectively.

At December 31, 2007 the Bank had approximately $107,600 of loans which were considered to be impaired without an allowance allocation, compared with $49,500 of loans with an allowance of $2,000 at December 31, 2006.  These loans averaged $110,000 during 2007 and paid $7,000 in interest.

Transactions in the allowance for loan losses account for the years ended December 31, 2007, 2006 and 2005 were as follows:

(In thousands)	2007	2006	2005

Balance at beginning of year	$2,071	$1,878	$1,829
Provision for loan losses	151	192	32
Loans written off	(61)	(2)	(4)
Recoveries of loans written off	2	3	21
Balance at end of year	$2,163	$2,071	$1,878

As of December 31, 2007 and 2006, loans to related parties totaled approximately $4,660,000 and $3,711,000, respectively.  For the year ended December 31, 2007, new loans of approximately $160,000 were granted to these parties and principal payments of approximately $123,000 were received.  During 2007, an additional $912,000 in existing loans were included in loans to related parties for an individual whose related interests changed during the year.  For the year ended December 31, 2006, new loans of approximately $538,000 were granted to these parties and principal payments of approximately $180,000 were received.  During 2006, an additional $84,000 in existing loans were included in loans to related parties for an individual who became a related party during the year.

Related parties include directors and officers of the Bank, any respective affiliates in which they have a controlling interest, and their immediate families. For the years ended December 31, 2007 and 2006, all loans to related parties were performing in accordance with the original terms.

The Bank services loans for other financial institutions and agencies.  These loans are originated by the Bank and then sold.  The Bank continues to service these loans and remits the payments received to the purchasing institution.  The amounts of these loans were approximately $9,705,000 and $10,121,000 at December 31, 2007 and 2006, respectively.

Notes to Consolidated Financial Statements

5.  Premises and Equipment

Premises and equipment at December 31, 2007 and 2006 are summarized as follows:

(In thousands)	2007	2006
Banking offices and branch buildings	$8,390	$8,489
Furniture and equipment	3,321	3,241
Land	1,596	1,551
Leasehold improvements	1,227	1,227
	14,534	14,508
Accumulated depreciation and amortization	(3,910)	(3,299)
Premises and equipment, net	$10,624	$11,209

Depreciation and amortization expense is computed using the straight-line method over the estimated useful life of an asset. Estimated useful lives range from three to ten years for furniture and equipment, 39 years for the banking offices, and the initial lease term for leasehold improvements. Land is not depreciated.  Depreciation and amortization expenses were $775,978 and $655,607 and $596,670 for the years ended December 31, 2007, 2006 and 2005, respectively.

At December 31, 2007, future minimum rental income and lease payment expense were expected to be:

(In thousands)	Income	Expense

2008	$98	$208
2009	100	217
2010	102	233
2011	98	195
2012	72	167
Thereafter	67	788
Total future minimum rents	$537	$1,808

6.  Deposits

Deposits and weighted average rates at December 31, 2007 and 2006 are summarized as follows:

	2007		2006
(Dollars in thousands)	Amount	Weighted Average Cost	Amount	Weighted Average Cost
Certificate accounts	$202,411	4.47%	$165,076	4.43%
Regular savings accounts	41,480	0.58%	46,156	0.63%
Checking and NOW accounts	49,511	0.15%	57,301	0.73%
Money market savings accounts	27,996	2.64%	20,665	1.89%
Total deposits	$321,398	3.14%	$289,198	2.91%

The aggregate amount of individual certificate accounts of $100,000 or more at December 31, 2007 and 2006 was $67,250,000 and $48,228,000 respectively. Deposits up to $100,000 are federally insured.  In addition, federal law provides up to $250,000 in deposit insurance coverage for self-directed retirement accounts, such as Individual Retirement Accounts (IRAs).

Notes to Consolidated Financial Statements

6.  Deposits – (Continued)

At December 31, 2007 and 2006 the remaining maturities for certificate accounts were:

(In thousands)	2007	2006

Certificate accounts maturing in:
Under 12 months	$184,728	$145,056
12 to 24 months	8,968	13,021
24 to 36 months	5,177	3,474
Over 36 months	3,538	3,525
Total certificate accounts	$202,411	$165,076

7.  Borrowed Funds

The Bank has an agreement with Federal Home Loan Bank of Boston (FHLBB) providing for future credit availability of up to twenty times the amount of FHLBB stock held by the Bank, not to exceed 30% of its total assets.  The Bank held $4,632,400 in FHLBB stock at December 31, 2007. In additional to the outstanding advances, the Bank has a $2,540,000 line of credit available from FHLBB and a $3,500,000 line of credit available from another correspondent bank, none of which was outstanding at December 31, 2007.

FHLBB advances are secured by a blanket lien on the Bank’s assets.  Outstanding advances with calendar-year maturity dates and weighted average cost of funds at December 31, 2007 and 2006 were as follows:

(Dollars in thousands)	2007		2006
		Weighted	Amount	Weighted
Year of Maturity	Amount Due	Average Cost	Amount Due	Average Cost
2007	$-	-%	$30,465	5.03%
2008	24,099	4.78	12,172	4.60
2009	45,981	4.67	21,718	4.79
2010	9,535	4.54	2,203	4.32
2011	3,990	4.24	657	4.09
2012	684	4.09	684	4.09
2013	579	4.13	579	4.13
2014	10	3.94	10	3.94
Total advances	$84,878	4.66	$68,488	4.83

The Bank also uses securities sold under agreements to repurchase as a source of borrowings. The balance at December 31, 2007 was $229,000 at a rate of 2.75%.  There were no balances outstanding at December 31, 2006.

Notes to Consolidated Financial Statements

8. Pension and Other Post-Retirement Benefits

Pension Plan

Prior to September 1, 2005, the Bank participated in a multi-employer defined benefit pension plan covering all of its full time (as defined) employees who had been employed by the Bank for more than six months and were at least twenty-one years of age.  Benefits under this plan became fully vested after five years of service.  The Bank's net pension cost for the period is the amount of contributions due.  Total pension expense was $131,000 for the year ended December 31, 2007 compared with $280,000  and $439,000 for 2006 and 2005, respectively.  Current valuations of the Bank's allocation of the plan's pooled assets are not available. Effective September 1, 2005, the Plan was amended and as a result, is considered frozen, with no new participants being accepted.  No future compensation will be considered for benefit accruals, and there will be no future credited service, service accruals, or additional accrued benefits.

Defined Contribution Plan

The Bank has a defined contribution 401(k) plan for eligible employees. The Bank provides 75% matching of employee contributions, with a maximum contribution on up to 6% of the employee’s salary. The Bank’s contribution vests over a 6 year graded vesting schedule.  The Bank’s contribution to the plan was $168,000, $136,000 and $89,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Directors Retirement Plan

Through December 27, 2006, the Bank sponsored a retirement and benefits plan for non-employee directors.  All benefits earned were fully accrued based on a fixed amount at December 31, 2006, and were paid to the participating individuals in January, 2007.

Effective December 27, 2006, for fees and compensation earned beginning January 1, 2007, the Bank sponsors a deferred compensation plan under which non-employee directors may elect to defer up to 100% of their compensation in the form of either cash or stock-appreciation rights (“SARs”).  If a deferral is made in SARs,  then at the time of distribution an individual will receive in cash the value of an equivalent number of shares of the Company’s stock that could have been purchased at the time of the deferral.  The individual will also receive in cash an amount equal to any dividends which would be paid on the equivalent shares during the deferral period.  Under terms of the plan, an election to defer compensation, including which form (cash or SARs), must be made prior to December 31st of the preceding year.  Each year the form of previous deferrals may be converted to the other form at the option of the individual participant.

Healthcare Benefits

In addition to providing pension benefits, the Bank provides certain health care benefits to retired employees.  Substantially all of the Bank's employees may become eligible for those benefits. The Bank's policy is to accrue the expected cost of providing those benefits during the years that the employee renders the necessary service.

Obligation and Funded Status

The following table summarizes the obligation and funded status, as well as the amounts recognized in the consolidated statements of financial condition for the Directors Retirement Plan and the Healthcare Benefits plan as of December 31, 2007 and 2006:

	Directors Retirement Plan		Healthcare Benefit Plan
(In thousands)	2007	2006	2007	2006

Measurement date	12/31/2007	12/31/2006	12/31/2007	12/31/2006

Projected benefit obligation	N/A	$(250)	$(366)	$(371)
Fair value of plan assets		-	-	-
Funded status		$(250)	$(366)	$(371)

Accrued benefit cost recognized in the
statement of financial condition	N/A	$(250)	$(366)	$(371)

Notes to Consolidated Financial Statements

8. Pension and Other Post-Retirement Benefits – (Continued)

Net Periodic Benefit Cost and Contributions

The benefit costs and contributions the Directors Retirement Plan and the Healthcare Benefits plan for the years ended December 31, 2007 and 2006 were:

	Directors Retirement Plan		Healthcare Benefit Plan
(In thousands)	2007	2006	2007	2006

Net periodic benefit cost	$-	$86	$(5)	$(54)
Employer contributions	-	-	-	-
Plan participants' contributions	-	-	-	-
Benefits paid during the year	250	39	20	19

Due to the unfunded status of the plans, the Bank expects to contribute the amount of the estimated benefit payments for the next fiscal year, which is $19,765 for the Healthcare Benefits Plan.  Because the Directors Retirement Plan terminated at December 31, 2006, the Bank expects to make no future contributions to that plan.

Assumptions and Effects

The actuarial assumptions used to determine the projected benefit obligations and net periodic benefit cost for the years ended December 31, 2007 and 2006 were as follows:

	Directors Retirement Plan		Healthcare Benefit Plan
Weighted-average assumptions:	2007	2006	2007	2006

Discount rate	N/A	N/A	6.375%	6.625%
Rate of compensation increase	N/A	N/A	-	-
Medical trend rate next year	-	-	10.00%	5.00%
Ultimate medical trend rate	-	-	5.00%	5.00%
Year ultimate trend rate is achieved	-	-	2011	2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the Healthcare Benefits plan. At December 31, 2007, a one percentage-point increase in the assumed health care trend rates would increase the projected benefit obligation by $29,412 compared with a decrease of $33,839 if the assumed health care trend rate were to decrease by one percentage-point.

Notes to Consolidated Financial Statements

9.  Employee Stock Ownership Plan

During 2004 the Bank implemented the Naugatuck Valley Savings and Loan Employee Stock Ownership Plan (the “ESOP”). On September 30, 2004, the ESOP purchased 298,091 shares of the common stock of the Company. To fund the purchase, the ESOP borrowed $2,980,910 from the Company. The borrowing is at an interest rate of 4.75% and is to be repaid on a pro-rata basis in fifteen annual installments of $282,520 commencing with the quarter ended December 31, 2004 through September 30, 2019. In addition, dividends paid on the unreleased shares are used to reduce the principal balance of the loan. The collateral for the loan is the common stock of the Company purchased by the ESOP. Contributions by the Bank to the ESOP are discretionary, however, the Bank intends to make annual contributions in an aggregate amount at least equal to the principal and interest requirement on the debt.

The shares of stock purchased by the ESOP are held in a suspense account until they are released for allocation among participants. The shares will be released annually from the suspense account and the released shares will be allocated among the participants on the basis of each participant’s compensation for the year of allocation. As shares are released from collateral, the Bank recognizes compensation expense equal to the average market price of the shares during the period and the shares will be outstanding for earning per share purposes. The shares not released are reported as unearned ESOP shares in the capital accounts of the consolidated statements of financial condition. ESOP expense for the years ended December 31, 2007 and 2006 was $226,735 and $221,166 respectively. At December 31, 2007 and 2006, there were 19,889 unallocated ESOP shares, and 233,513 and 253,402 unreleased ESOP shares respectively. At December 31, 2007 the unreleased shares had an aggregate fair value of $2,218,000.

10.  Equity Incentive Plan

In 2005, stockholders of the Company approved the Naugatuck Valley Financial Corporation 2005 Equity Incentive Plan (the “Incentive Plan”).  Under the Incentive Plan, the Company may grant up to 372,614 stock options and 149,045 shares of restricted stock to its employees, officers and directors for an aggregate amount of up to 521,659 shares of the Company’s common stock for issuance upon the grant or exercise of awards.  Both incentive stock options and non-statutory stock options may be granted under the Incentive Plan.

	Grant date
	December 18,	March 20,	March 21,	July 26,
	2007	2007	2006	2005

Option awards
Awarded	2,000	7,500	6,500	354,580
Exercise price	$11.10	$12.49	$11.10	$11.10
Maximum term (in years)	10	10	10	10
Restricted stock awards
Awarded	3,000	2,000	1,500	139,712

Stock option awards were granted with an exercise price equal to the market price of the Company’s stock at the date of grant with the exception of those granted on March 21, 2006 and December 18, 2007, which have an exercise price equal to those granted on July 26, 2005 ($11.10 which was higher than the market price of $10.56 on March 21, 2006 and $9.09 on December 18, 2007).  Both stock options and restricted stock awards vest at 20% per year beginning on the first anniversary of the date of grant.

Stock options and restricted stock awards are considered common stock equivalents for the purpose of computing earnings per share on a diluted basis.

Notes to Consolidated Financial Statements

A summary of the status of outstanding stock options at December 31, 2007 and 2006 and changes during the year, is as follows:

	2007		2006
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price

Options outstanding at beginning of year	353,730	$11.10	352,430	$11.10
Granted	9,500	12.20	6,500	11.10
Forfeited	(3,030)	11.10	(5,100)	11.10
Exercised	(240)	11.10	-	-
Expired	(500)	11.10	(100)	11.10
Options outstanding at end of year	359,460	11.13	353,730	11.10

Options exercisable at end of year	139,120	11.10	69,526	11.10

Weighted-average fair value of options
granted during the year		$2.26		$2.25

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

	December 18,	March 20,	March 21,	July 26,
Grant date	2007	2007	2006	2005

Dividend yield	2.20%	1.60%	1.89%	1.44%
Expected volatility	11.00%	10.49%	11.20%	11.47%
Risk-free rate	3.63%	4.48%	4.61%	4.18%
Expected life in years	6.5	6.5	6.5	6.5
Weighted average fair value of options at grant date	$1.18	$2.55	$2.25	$2.47

The Company recorded share-based compensation expense of $471,243 and $435,860 for the year ended December 31, 2007 and 2006, respectively, in connection with the stock option and restricted stock awards.  At December 31, 2007, the Company has approximately $556,709 of unrecorded option expense to be recognized over the remaining vesting period of the options.

Notes to Consolidated Financial Statements

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

Income taxes receivable and payable included in the balance sheet at December 31, 2007 and 2006 were:

(In thousands)	2007	2006

Current tax receivable	$174	$84

Deferred tax receivable
Charitable contributions carryforward	$277	$365
Reserve for loan losses	735	704
Post-retirement benefits	125	212
Deferred income	248	213
Available-for-sale securities	60	168
Total deferred tax receivable	1,445	1,662

Deferred tax payable
Depreciation	$(101)	$(174)
Other items	(13)	(38)
Total deferred tax payable	(114)	(212)

Net deferred tax receivable	$1,331	$1,450

The provision for income tax expense for the year ended December 31, 2007, 2006 and 2005 consisted of:

(In thousands)	2007	2006	2005
Current income tax expense	$206	$279	$627

Deferred income tax expense (benefit), due to:
Charitable contributions	88	63	37
Reserve for loan losses	(31)	(152)	(170)
Deferred income	(34)	(76)	4
Post retirement benefits	86	2	6
Depreciation	(73)	71	(49)
Other items	(25)	17	(5)
Total deferred income tax expense (benefit)	11	(75)	(177)

Provision for income taxes	$217	$204	$450

A reconciliation of the statutory federal income tax rate applied to income before income taxes with the income tax provision is as follows:

	Year Ended December 31,
(Dollars in thousands)	2007	2006	2005
Income tax expense at statutory rate of 34%	$557	$562	$801

Increase (decrease) in income tax expense resulting from:
Nondeductible compensation expense	113	104	-
Income exempt from income tax	(456)	(321)	(193)
Changes in tax bad debt base year reserves	-	(145)	(160)
Other items, net	3	4	2

Provision for income taxes	$217	$204	$450

Effective rate of income tax expense	13.3%	12.3%	19.1%

Retained earnings at December 31, 2007 includes a contingency reserve for loan losses of  $1,867,000, which represents the tax reserve balance existing at December 31, 1987, and is maintained in accordance with provisions of the Internal Revenue Code applicable to thrift institutions. It is not anticipated that the Company will incur a federal income tax liability related to the reduction of this reserve and accordingly, deferred income taxes of $635,000 has not been recognized as of December 31, 2007

As of December 31, 2007, the Company is subject to unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2004-2007.

Notes to Consolidated Financial Statements

12.  Consolidated Statement of Comprehensive Income

The source of the Company’s other comprehensive income is the unrealized gains and losses on its available for sale securities.

	For the Years Ended December 31,
(In thousands)	2007	2006	2005

Net income	$1,420	$1,448	$1,905

Other comprehensive income (loss):
Unrealized gain (loss) on securities available-for-sale	384	195	(600)
Reclassification adjustment for gains realized in net income	(65)	(6)	(47)

Other comprehensive income (loss) before tax effect	319	189	(647)

Income tax expense (benefit) related to items of other comprehensive income (loss)	109	64	(220)
Other comprehensive income (loss) net of tax effect	210	125	(427)
Total comprehensive income	$1,630	$1,573	$1,478

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

The Office of Thrift Supervision (OTS) regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2007, the Bank was required to maintain a minimum ratio of tangible equity capital to total tangible assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 4.0%; a minimum ratio of Tier I capital to risk-weighted assets of 4.0% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%. As of December 31, 2007 the Bank meets all capital requirements to which it is subject.

At December 31, 2007 the Bank was considered “well capitalized” for regulatory purposes. To be categorized as well capitalized, the Bank must maintain a minimum ratio of tangible equity capital to total tangible assets of 2.0%; a minimum ratio of Tier 1 (core) capital to adjusted total assets of 5.0%; a minimum ratio of Tier I capital to risk-weighted assets of 6.0% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 10.0%. There have been no subsequent conditions or events which management believes have changed the Bank’s status.

The following is a summary of the Bank’s actual capital as computed under the standards established by the OTS at December 31, 2007 and 2006, respectively.

	2007		2006
(Dollars in thousands)	Amount	Ratio	Amount	Ratio

Tangible Equity Ratio (to Tangible Assets)	$40,484	8.81%	$38,904	9.53%
Tier I (Core) Capital (to Adjusted Total Assets)	40,484	8.81%	38,904	9.53%
Tier I Risk-Based Capital (to Risk-Weighted Assets)	40,484	12.22%	38,904	13.56%
Total Risk-Based Capital (to Risk-Weighted Assets)	42,647	12.88%	40,975	14.29%

Notes to Consolidated Financial Statements

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

The measurement of the Bank’s capital as computed under regulatory standards differs from its measurement under generally accepted accounting principles. A reconcilement of the Bank’s capital follows:

	December 31,
(In thousands)	2007	2006
Total capital as calculated under generally accepted
accounting principles (GAAP Capital)	$40,560	$38,850
Adjustments to reconcile Total GAAP Capital to Regulatory Capital:
Intangible assets	(155)	(188)
Accumulated other comprehensive income from available-for-sale securities	79	242
Tier I Risk-Based Capital	40,484	38,904
Includible portion of allowance for loan losses	2,163	2,071
Total Risk-Based Capital	$42,647	$40,975

14.  Earnings per Share

Basic net income per common share is calculated by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per common share is computed in a manner similar to basic net income per common share except that the weighted-average number of common shares outstanding is increased to include the incremental common shares (as computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. The Company's common stock equivalents relate solely to stock option and restricted stock awards. Anti-dilutive shares are common stock equivalents with weighted-average exercise prices in excess of the weighted-average market value for the periods presented.  The Company had no anti-dilutive common shares outstanding for the year ended December 31, 2007.  Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for purposes of calculating either basic or diluted net income per common share.

	For the years ended December 31,
	2007	2006
Net income and income available to common stockholders	$1,420,000	$1,448,000

Weighted-average shares outstanding during the period
Basic	7,117,614	7,275,718
Effect of dilutive stock options and restrictive stock awards	16,781	5,864
Diluted	7,134,395	7,281,582

Net income per common share:
Basic and Diluted Earnings per share	$0.20	$0.20

Notes to Consolidated Financial Statements

15.  Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates.  These financial instruments include commitments to extend credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The following table summarizes these financial instruments and other commitments and contingent liabilities as of December 31, 2007 and 2006:

(In thousands)	2007	2006
Commitments to extend credit:
Loan commitments	$23,994	$9,933
Unused lines of credit	22,067	21,057
Amounts due mortgagors on construction loans	22,783	21,713
Amounts due on commercial loans	7,673	6,374
Commercial letters of credit	5,698	6,758

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

The estimated fair value of the Company's financial instruments follows:

	December 31,
	2007		2006
	Carrying	Estimated	Carrying	Estimated
(In thousands)	Amount	Fair Value	Amount	Fair Value
Financial Assets
Cash and cash equivalents	$8,370	$8,370	$7,942	$7,942
Investment securities	66,454	66,452	70,267	70,258
Loans receivable, net	359,831	362,249	308,376	303,073
Accrued income receivable	2,033	2,033	1,904	1,904

Financial Liabilities
Deposits	$321,398	$308,226	$289,198	$269,701
Borrowed funds	85,107	85,640	68,488	67,847
Mortgagors' escrow accounts	3,871	3,871	3,495	3,495

Notes to Consolidated Financial Statements

16.  Selected Quarterly Consolidated Financial Information (unaudited)

The following tables present quarterly consolidated information for the Company for 2007, 2006 and 2005.

	For the Year Ended December 31, 2007
	Fourth	Third	Second	First
(In thousands)	Quarter	Quarter	Quarter	Quarter

Interest and dividend income	$6,632	$6,384	$6,030	$5,984
Interest expense	3,494	3,394	3,189	3,097
Net interest income	3,138	2,990	2,841	2,887
Provision for loan losses	100	-	-	51
Net interest income after provision for loan losses	3,038	2,990	2,841	2,836
Noninterest income	647	577	606	524
Noninterest expense	3,104	3,158	3,096	3,064
Income before provision for income tax	581	409	351	296
Provision for income tax	101	55	39	22
Net income	$480	$354	$312	$274

	For the Year Ended December 31, 2006
	Fourth	Third	Second	First
(In thousands)	Quarter	Quarter	Quarter	Quarter

Interest and dividend income	$5,644	$5,329	$4,990	$4,787
Interest expense	2,847	2,490	2,097	1,916
Net interest income	2,797	2,839	2,893	2,871
Provision for loan losses	62	-	68	62
Net interest income after provision for loan losses	2,735	2,839	2,825	2,809
Noninterest income	499	522	477	450
Noninterest expense	3,029	3,001	2,819	2,655
Income before provision for income tax (benefit)	205	360	483	604
Provision for income tax (benefit)	54	(54)	70	134
Net income	$151	$414	$413	$470

	For the Year Ended December 31, 2005
	Fourth	Third	Second	First
(In thousands)	Quarter	Quarter	Quarter	Quarter
Interest and dividend income	$4,545	$4,124	$3,807	$3,432
Interest expense	1,668	1,367	1,093	813
Net interest income	2,877	2,757	2,714	2,619
Provision for loan losses	-	-	17	15
Net interest income after provision for loan losses	2,877	2,757	2,697	2,604
Noninterest income	425	372	384	336
Noninterest expense	2,604	2,594	2,523	2,376
Income before provision for income tax (benefit)	698	535	558	564
Provision for income tax (benefit)	151	(2)	140	161
Net income	$547	$537	$418	$403

Notes to Consolidated Financial Statements

17.  Parent Company Only Financial Statements

The following financial statements are for the Company (Naugatuck Valley Financial Corporation) only, and should be read in conjunction with the consolidated financial statements of the Company.

Statements of Financial Condition

	December 31,
(In thousands)	2007	2006
ASSETS
Cash on deposit with Naugatuck Valley Savings and Loan	$3,661	$3,124
Investment in subsidiary, Naugatuck Valley Savings and Loan	40,560	38,850
Investment securities	2,745	5,416
Loan to ESOP	2,499	2,655
Deferred income taxes	296	408
Other assets	703	642

Total assets	$50,464	$51,095

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities	$7	$11
Stockholders' equity	50,457	51,084

Total liabilities and stockholders' equity	$50,464	$51,095

Statements of Income

For the Year Ended December 31, 2007, 2006 and 2005:

	For the Years Ended December 31,
(In thousands)	2007	2006	2005

Interest income	$351	$441	$506
Other income	1	1	-
Total income	352	442	506

Other expense	313	309	444
Income before income tax and equity in undistributed net income of subsidiary	39	133	62
Income tax	13	47	21

Income before equity in undistributed net income of subsidiary	26	86	41
Equity in undistributed net income of subsidiary	1,394	1,362	1,864

Net income	$1,420	$1,448	$1,905

Notes to Consolidated Financial Statements

Statements of Cash flows

For the Year Ended December 31, 2007, 2006 and 2005:

	For the Years Ended December 31,
(In thousands)	2007	2006	2005

Net cash provided by operating activities	$438	$278	$243

Cash flows from investing activities
Purchase of available-for-sale securities	(1,500)	-	-
Paydowns and maturities of available-for-sale securities	4,234	3,854	1,591
Principal payments received from ESOP	156	-	143
Investment in subsidiary, Naugatuck Valley Savings and Loan	-	2,500	-
Net cash provided by investing activities	2,890	6,354	1,734

Cash flows from financing activities
Payment of borrowings from subsidiary	-	(2,981)	-
Common stock repurchased	(2,430)	(1,491)	(1,851)
Cash dividends to common shareholders	(588)	(617)	(500)
Release of ESOP shares	227	-	217
Cost of issuance of common stock	-	-	-
Net cash used by financing activities	(2,791)	(5,089)	(2,134)

Increase (decrease) in cash and cash equivalents	537	1,543	(157)
Cash and cash equivalents at beginning of year	3,124	1,581	1,738

Cash and cash equivalents at end of year	$3,661	$3,124	$1,581

Supplemental Disclosures:
Cash paid during the year for:
Interest	$-	$-	$-
Income taxes	-	-	-

Directors and Executive Officers

Directors of Naugatuck Valley Financial Corporation,
Naugatuck Valley Mutual Holding Company
and Naugatuck Valley Savings and Loan

Carlos S. Batista
Vice President – Bristol, Inc. a division of Emerson
Process Management

Richard M. Famiglietti
Owner – CM Property Management

Ronald D. Lengyel
Chairman of the Board – Naugatuck Valley
Financial Corporation, Naugatuck Valley Mutual
Holding Company and Naugatuck Valley
Savings and Loan

Director – Connecticut Water Service, Inc.

James A. Mengacci
Owner – James A. Mengacci Associates LLC

Michael S. Plude, CPA
Managing Partner – Kaskie, Plude & Company, LLC

John C. Roman
President and Chief Executive Officer – Naugatuck
Valley Financial Corporation, Naugatuck Valley
Mutual Holding Company and Naugatuck Valley

Camilo P. Vieira
Consultant – CM Property Management

Jane H. Walsh
Retired Senior Vice President – Naugatuck Valley
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
Lee R. Schlesinger Senior Vice President and Chief Financial Officer

Investor and Corporate Information

Annual Meeting

The annual meeting of stockholders will be held at 10:30 a.m., local time, on May 8, 2008 in the Community Room at Naugatuck Valley Savings and Loan’s main office at 333 Church Street, Naugatuck, Connecticut 06770.

Stock Listing

Naugatuck Valley Financial Corporation common stock is listed on the Nasdaq Global Market under the symbol "NVSL."

Price Range of Common Stock

On October 1, 2004, Naugatuck Valley Financial common stock commenced trading on the Nasdaq National Market.  At March 6, 2008, there were 811 holders of record of Naugatuck Valley Financial common stock.  The following table sets forth the high and low sales prices of the common stock, as reported on the Nasdaq National Market, and the dividend paid by Naugatuck Valley Financial during each quarter since trading commenced.

	Dividends	High	Low
2006:
First Quarter	$0.05	$10.95	$10.25
Second Quarter	0.05	11.80	10.17
Third Quarter	0.05	11.67	10.71
Fourth Quarter	0.05	12.65	10.79

2007:
First Quarter	$0.05	$12.95	$12.00
Second Quarter	0.05	12.90	10.05
Third Quarter	0.05	11.90	9.97
Fourth Quarter	0.05	10.70	8.75

Stockholder and General Inquiries

John C. Roman
President and Chief Executive Officer
Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut 06770
(203) 720-5000

Annual and Other Reports

A copy of the Naugatuck Valley Financial Annual Report on Form 10-K, without exhibits, for the year ended December 31, 2007, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Bernadette A. Mole, Corporate Secretary, Naugatuck Valley Financial Corporation, 333 Church Street, Naugatuck, Connecticut 06770.

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

1699 Highland Avenue Cheshire, Connecticut 06410

49 Pershing Drive Derby, Connecticut 06418

249 West Street Seymour, Connecticut 06483

504 Bridgeport Avenue Shelton, Connecticut 06484

1570 Southford Road Southbury, Connecticut 06488

1030 Hamilton Avenue Waterbury, Connecticut 06706