Form 10-K, Exhibit 13
period 2008-12-31
Naugatuck Valley Financial Corp
filed 2009-03-31
CIK 1293413

Exhibit 13.0

Annual Report to Stockholders

Table of Contents

Naugatuck Valley Financial Corporation

Naugatuck Valley Financial Corporation, headquartered in Naugatuck, Connecticut, is the holding company for Naugatuck Valley Savings and Loan.  A majority of the outstanding shares of Naugatuck Valley Financial’s common stock is owned by Naugatuck Valley Mutual Holding Company, the mutual holding company for Naugatuck Valley Savings.  Naugatuck Valley Savings operates as a community-oriented financial institution, dedicated to serving the financial service needs of consumers and businesses with a variety of deposit and loan products from its ten full-service banking offices in the Greater Naugatuck Valley Region of southwestern Connecticut.

Dear Stockholders,

In the face of significant global economic challenges we are pleased to report continued strong core results for Naugatuck Valley Financial Corporation in 2008.

Throughout the world decreasing asset values caused by the subprime mortgage crisis and the resulting reduction in economic activity has negatively affected the operating results and capital strength of many formerly highly regarded corporations. The list of corporations affected include, but also go well beyond, the financial services industry.

As the economy expanded rapidly over the past decade, our adherence to conservative banking standards has allowed us to maintain strong asset quality and grow core earnings. This has enabled Naugatuck Valley Financial Corporation to remain well capitalized. In turn our capital strength has allowed us to withstand a write-down totaling $3.4 million in an investment in Fannie Mae without falling below well capitalized standards.

During 2008 we grew assets by $73 million and loans increased $72 million. This increase in loans was funded by a $42 million increase in deposits combined with a $34 million increase in effectively priced borrowings. Operations in 2008 produced a net loss of $312,000 after the Fannie Mae write-down and related tax effects. However core earnings before the Fannie Mae write-down increased 37% to $2 million compared to $1.4 million in 2007. The progress we made in 2008 was a result of the support of our loyal customers and the efforts of our dedicated staff and Board.

We opened a new branch office in 2008, taking advantage of a competitor’s branch closing in the Heritage Village section of Southbury, CT.  We also increased customer convenience by making significant upgrades to our internet banking site, including new services that provide for online opening of deposit accounts and loan applications.

I would like to recognize the contributions of Ronald D. Lengyel as he retires from the Board after 49 years of service to the Bank as President and CEO and Chairman of the Board. Ron’s vision and skills have been an important ingredient in the success of Naugatuck Valley Savings and Loan, and Naugatuck Valley Financial Corporation. We look forward to Ron’s continued contributions as a Director Emeritus.

We fully expect economic challenges to continue in 2009 and beyond. However, we are extremely confident that our capital, asset quality and strategic plan will allow us to continue to face these challenges and take advantage of the opportunities that lie ahead.

We value the continued support of our stockholders.

Sincerely Yours,

John C. Roman
President and CEO

Dear Stockholders,

As I approach retirement from the Board of Directors, I would like to say that I have been honored to have been associated with Naugatuck Valley Financial Corporation and Naugatuck Valley Savings and Loan for the past 49 years.  I am proud of the bank and my part in its success.

When I joined the bank in 1960 assets totaled $7 million and we had 6 employees.  We operated out of an 1,100 square foot store front on Maple street.  Our product offerings consisted of a savings passbook and a fixed rate mortgage.  We were focused on providing a safe place for people of ordinary means to save and obtain the financing needed to achieve the dream of home ownership.

In 1970 I became the managing officer of the bank.  At that time assets were $16 million and we employed 14 persons.  Three years later we opened our first branch office on the east side of Naugatuck.  By 1999 we had grown to $165 million in assets and 40 employees.  I retired in 1999 and became Chairman of the Board.

Over the past 10 years we have continued to grow.  In 2004 we formed our Mutual Holding Company and became partially publically owned.  We now operate 10 offices and our assets exceed $500 million.

The success of the bank would not have been possible if not for the dedication of the Directors, Officers and Staff of the Bank and I thank them all.  Most of all I would like to thank my family, and especially my wife Barbara for her patience throughout the years.

Having built a solid foundation, the future is bright for Naugatuck Valley Savings and Loan.  I look forward to continuing to provide guidance to the Board and the Bank Officers as a Director Emeritus.

Sincerely,

Ronald D. Lengyel
Chairman of the Board

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

	At December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Financial Condition Data:
Total assets	$535,386	$462,527	$413,855	$355,346	$265,449
Securities held to maturity	-	1,190	2,531	5,002	5,168
Securities available for sale	63,844	65,264	67,736	58,047	31,096
Loans receivable, net	431,976	359,831	308,376	259,427	203,820
Cash and cash equivalents	8,247	8,370	7,942	8,951	7,575
Deposits	363,026	321,398	289,198	240,846	193,366
Borrowed funds	119,148	85,107	68,488	57,059	15,826
Total capital	45,589	50,457	51,084	50,964	51,571

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands, except per share data)
Operating Data:
Interest and dividend income	$28,203	$25,030	$20,750	$15,908	$12,713
Interest expense	13,904	13,174	9,350	4,941	3,559
Net interest income	14,299	11,856	11,400	10,967	9,154
Provision for loan losses	675	151	192	32	–
Net interest income after provision for loan losses	13,624	11,705	11,208	10,935	9,154
Noninterest income (loss)	(1,048)	2,354	1,948	1,517	1,078
Noninterest expense	13,454	12,422	11,504	10,097	9,803
Income (loss) before tax provision (benefit)	(878)	1,637	1,652	2,355	429
Income tax provision (benefit)	(566)	217	204	450	14
Net income (loss)	$(312)	$1,420	$1,448	$1,905	$415
Earnings (loss) per share, basic and diluted	$(0.05)	$0.20	$0.20	$0.26	$0.07	(1)

________________________
(1)
Net income per share is for the fourth quarter of 2004.  Before September 30, 2004, Naugatuck Valley Financial did not exist and Naugatuck Valley Savings operated as a mutual institution and, accordingly, had no per share data.

	At or For the Year Ended December 31,
	2008	2007	2006	2005	2004

Performance Ratios:
Return (loss) on average assets	(0.06)%	0.33%	0.38%	0.62%	0.16%
Return (loss) on average equity	(0.64)	2.77	2.79	3.66	1.42
Interest rate spread (1)	2.88	2.76	3.07	3.68	3.78
Net interest margin (2)	3.02	2.95	3.26	3.87	3.85
Noninterest expense to average assets	2.66	2.86	3.03	3.27	3.81
Efficiency ratio (3)	101.28	87.18	85.93	80.61	95.47
Dividend payout ratio (4)	N/M	100.00	100.00	61.54	–
Average interest-earning assets to average interest-bearing liabilities	104.46	105.65	107.18	111.20	104.98
Average equity to average assets	9.71	11.80	13.65	16.87	11.37

Capital Ratios:
Total capital to risk-weighted assets	11.09%	12.88%	14.29%	17.88%	23.61%

Tier 1 capital to risk-weighted assets	10.36	12.22	13.56	17.07	22.52

Tier 1 capital to adjusted total assets	7.58	8.81	9.53	11.42	14.78

Total equity to total assets	8.52	10.91	12.34	14.34	19.43

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.66%	0.60%	0.67%	0.72%	0.89%
Allowance for loan losses as a percent of nonperforming loans	107.13	222.99	103.03	638.78	306.88
Net charge-offs (recoveries) to average loans outstanding during the period	(0.01)	0.02	0.00	0.01	(0.01)
Nonperforming loans as a percent of total loans	0.62	0.27	0.65	0.11	0.29
Nonperforming assets as a percent of total assets	0.50	0.21	0.49	0.10	0.25

Other Data:
Number of:
Deposit accounts	30,721	29,489	27,385	25,592	22,599
Full service customer service facilities	10	9	9	6	5

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents noninterest expense (less intangible amortization) divided by the sum of net interest income and noninterest income.
(4)	Represents dividends declared per share divided by basic net income per share. Not meaningful for the 2008 period due to the net loss for the year.

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

Allowance for Loan Losses.  Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment.  Management reviews the level of the allowance on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectability of the loan portfolio.

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

Operating Strategy

The subprime mortgage crisis and the current economic slowdown have caused us to adjust but not significantly change our operating strategies.

Naugatuck Valley Savings and Loan’s goal continues to be to increase shareholder value by:

●	maintaining strong capital levels,

●	growing loans while maintaining strong credit quality,

●	growing deposits,

●	controlling costs,

●	expanding our market area, and

●	utilizing capital market tools.

Maintaining strong capital levels is imperative in this economic environment.  We have maintained well capitalized levels despite write-downs totaling $3.4 million related to our holdings of auction rate securities backed by FNMA preferred stock. After the write-downs, the carrying value of the auction rate pass through certificates with Fannie Mae preferred stock as underlying collateral have been written down to $73,000.  The credit quality of our loan portfolios and our level of loan loss reserves also serves to protect our capital levels.

During 2008 our loan balances increased over $72.1 million with most of the increase seen in commercial loans. We expect loans to continue to grow in 2009 although at a slower pace than 2008. We increased lending through the sales efforts of our experienced loan officers and by offering competitive rates. We plan to continue to utilize the effective underwriting standards we have maintained in the past which have resulted in low delinquency levels and low charge-offs.  We have also allocated funds to our loan loss reserve to reflect the growth of our loan portfolios and the challenging economic conditions in our market areas.

Deposit levels increased by $41.6 million in 2008 as a result of competitive rates, customer incentives and our superior customer service. We expect to continue to increase deposits in 2009.  We maintain a competitive posture on certificate of deposit rates and have offered incentives to customers who open core savings and demand deposit accounts. In 2008 we offered $50 to new demand deposit account customers plus a gas card for the added commitment of direct deposit of payroll or social security payments. We plan to continue and increase these incentives in 2009 in recognition of the value which core deposits bring to the Bank. Recently we enhanced the capability of our internet banking system by adding functions which enable customers to apply for loans and open deposit accounts online. Our introduction of remote deposit capabilities has increased convenience for our commercial checking account customers. We have also successfully marketed our HSA Product (accounts designed to help individuals save for future qualified medical and retiree health expenses on a tax free basis) and have also increased  lower cost municipal deposits during 2008.

While we grew assets by 15% in 2008, operating expense increases were limited to 8%.  Expenses related to our frozen defined benefit plan continue to decrease and we have decreased advertising expenses by utilizing a more efficient use of targeted media. We have also controlled the costs of health insurance for our employees through the use of health reimbursement accounts.

Net interest income increased in 2008 as a result of our growth and improvement in the yield curve. We continue to closely monitor our interest rate risk which has been controlled through the offering of favorable rates on longer term certificates of deposit and by borrowing from the Federal Home Loan Bank on longer terms. At the same time we have grown shorter term assets such as commercial loans.

In order to decrease our reliance on net interest income for profitability we have also built increasing amounts of non-interest income over the past few years. We earn non-interest income primarily through the collection of checking account fees, reverse mortgage fees, brokerage of mortgage loans and investment advisory services.

During 2008 we opened a full service branch in the Heritage Village section of Southbury, CT.  This branch has improved our access to and has increased banking convenience for the residents of the Heritage Village Condominium Development. Heritage Village is a 2,500 unit condominium project which houses 4,000 residents. We continue to view our de novo branching strategy as a way to increase loans and deposits and expand our market area. Overall we have increased the number of customers and the number of products sold per customer through effective utilization of our ten branches and through the sales efforts of our employees.

We took advantage of the reduced price of our stock in 2008 by repurchasing 241,840 shares of Naugatuck Valley Financial Corporation stock at an average price of $9.22. Stock repurchases serve to increase value for the remaining minority shareholders.

Balance Sheet

Loans.  Our principal lending activity is the origination of loans secured by real estate primarily located in our market area.  We originate real estate loans secured by one- to four-family residential homes and multi-family and commercial real estate and construction loans.  At December 31, 2008, real estate loans totaled $372.8 million, or 85.4% of total loans compared to $304.9 million, or 83.8% of total loans at December 31, 2007.  Real estate loans have increased due to favorable interest rates together with significant real estate development in our market area.

The largest segment of our real estate loan portfolio is one- to four-family residential loans.  At December 31, 2008, these loans totaled $216.2 million and represented 58.0% of real estate loans and 49.5% of total loans compared to $193.8 million, which represented 63.6% of real estate loans and 53.2% of total loans, at December 31, 2007.  One- to four-family residential loans increased $22.4 million, or 11.6%, from December 31, 2007 to December 31, 2008, reflecting growth in the mortgage portfolio from new borrowers and refinancing of existing customers.

Multi-family and commercial real estate loans are the second largest segment of our real estate loan portfolio.  These loans were $106.0 million and represented 28.4% of real estate loans and 24.3% of total loans at December 31, 2008, compared to $70.0 million, which represented 23.0% of real estate loans and 19.2% of total loans, at December 31, 2007.  Multi-family and commercial real estate loans increased $36.0 million, or 51.4%, for the year ended December 31, 2008 due to the efforts of our business development officers to grow market share and attract new customers.

We also originate construction loans secured by residential and commercial real estate.  These loans were $50.6 million and represented 13.6% of real estate loans and 11.6% of total loans at December 31, 2008, compared to $41.0 million, which represented 13.5% of real estate loans and 11.3% of total loans at December 31, 2007.  Construction loans increased $9.6 million, or 23.3%, for the year ended December 31, 2008 primarily due to increased demand by contractors for construction loans.

We originate commercial business loans secured by business assets other than real estate, such as business equipment, inventory and accounts receivable and letters of credit.  Commercial business loans totaled $22.6 million, and represented 5.2% of total loans at December 31, 2008, compared to $16.7 million, representing 4.6% of total loans, at December 31, 2007.

We also originate a variety of consumer loans, including second mortgage loans, home equity lines of credit and loans secured by savings accounts and automobiles.  Consumer loans totaled $41.3 million and represented 9.4% of total loans at December 31, 2008, compared to $42.4 million, which represented 11.6% of total loans at December 31, 2007.  The $1.1 million, or 2.7%, decrease for the year ended December 31, 2008 was due to declining demand for this type of product.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,
	2008		2007		2006		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate loans:
One- to four-family	$216,201	49.51%	$193,787	53.24%	$179,374	57.27%	$156,900	59.44%	$134,785	64.75%
Construction	50,596	11.59	41,041	11.27	30,124	9.62	24,943	9.45	17,486	8.40
Multi-family and commercial real estate	106,028	24.28	70,051	19.25	45,879	14.65	33,608	12.73	22,559	10.84
Total real estate loans	372,825	85.38	304,879	83.76	255,377	81.54	215,451	81.62	174,830	83.99
Commercial business loans	22,567	5.17	16,690	4.59	13,508	4.31	9,728	3.69	4,989	2.40
Consumer loans:
Savings accounts	1,093	0.25	1,272	0.35	634	0.20	785	0.30	679	0.33
Personal	262	0.06	302	0.08	275	0.09	212	0.08	217	0.10
Automobile	271	0.06	327	0.09	186	0.06	160	0.06	98	0.05
Home equity	39,655	9.08	40,517	11.13	43,220	13.80	37,628	14.25	27,342	13.13
Total consumer loans	41,281	9.45	42,418	11.65	44,315	14.15	38,785	14.69	28,336	13.61
Total loans	436,673	100.00%	363,987	100.00%	313,200	100.00%	263,964	100.00%	208,155	100.00%

Less:
Allowance for loan losses	2,869		2,163		2,071		1,878		1,829
Undisbursed construction loans	1,299		1,532		2,343		2,258		2,094
Deferred loan origination fees	529		461		410		401		412
Loans receivable, net	$431,976		$359,831		$308,376		$259,427		$203,820

The following table sets forth certain information at December 31, 2008 regarding the dollar amount of loans repricing or maturing during the periods indicated.  The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.  Demand loans having no stated maturity are reported as due in one year or less.

	At December 31, 2008
	Real Estate Loans	Commercial Business Loans	Consumer Loans	Total Loans
	(In thousands)
One year or less	$48,478	$12,304	$20,137	$80,919
More than one year to five years	81,416	6,963	2,659	91,038
More than five years	242,931	3,300	18,485	264,716
Total	$372,825	$22,567	$41,281	$436,673

The following table sets forth the dollar amount of all loans at December 31, 2008 that are due after December 31, 2009 and have either fixed interest rates or floating or adjustable interest rates.  The amounts shown below exclude applicable loans in process, nonperforming loans and deferred loan fees, net.

	Fixed-Rates	Floating or Adjustable-Rates	Total
	(In thousands)
Real estate loans:
One- to four-family	$193,760	$27,767	$221,527
Construction	5,975	591	6,566
Multi-family and commercial	6,013	90,240	96,253
Commercial business loans	4,465	5,798	10,263
Consumer loans	20,977	168	21,145
Total	$231,190	$124,564	$355,754

The following table shows loan origination activity during the periods indicated.

	Year Ended December 31,
	2008	2007	2006
	(In thousands)

Total loans at beginning of period	$363,987	$313,200	$263,964
Loans originated:
Real estate loans:
One- to four-family	41,472	30,172	35,330
Construction	34,459	32,913	27,288
Multi-family and commercial	40,566	30,009	15,672
Commercial business loans	15,597	10,714	8,172
Consumer loans	13,235	15,914	22,651
Total loans originated	145,329	119,722	109,113
Deduct:
Real estate loan principal repayments	(48,551)	(43,595)	(38,364)
Other repayments	(24,092)	(25,340)	(21,513)
Net loan activity	72,686	50,787	49,236
Total loans at end of period	$436,673	$363,987	$313,200

The Bank did not purchase or sell any loans during the periods presented in the table above.

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

At December 31, 2008, our allowance for loan losses represented 0.66% of total gross loans and 107.13% of nonperforming loans compared to 0.60% of total gross loans and 222.99% of nonperforming loans at December 31, 2007.  The allowance for loan losses increased $706,000 from $2.2 million at December 31, 2007 to $2.9 million at December 31, 2008.  The increase in the allowance was largely the result of a $675,000 provision for loan losses made during 2008.  This provision was based on the increasing size of the loan portfolio and a change in the mix of the portfolio towards commercial real estate loans which are generally riskier than one-to-four family loans.  In addition, as discussed below, nonperforming loans and classified loans increased during the 2008 year.  Total nonperforming loans increased from $970,000 at December 31, 2007, to $2.7 million at December 31, 2008 primarily due to the transfer of three commercial loans secured by real estate to nonaccrual status during the period.

At December 31, 2007, our allowance for loan losses represented 0.60% of total gross loans and 222.99% of nonperforming loans.  The allowance for loan losses increased $92,000 from December 31, 2006 to December 31, 2007.  The increase in the allowance was largely the result of a $151,000 provision for loan losses made during 2007.

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

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)

Allowance at beginning of period	$2,163	$2,071	$1,878	$1,829	$1,810
Provision for loan losses	675	151	192	32	—
Less: Charge offs:
Real estate loans	—	46	—	—	—
Commercial business loans	—	5	—	3	51
Consumer loans	7	10	2	1	5
Total charge-offs	7	61	2	4	56

Plus: Recoveries:
Real estate loans	38	1	3	18	43
Commercial business loans	—	—	—	3	—
Consumer loans	—	1	—	—	32
Total recoveries	38	2	3	21	75
Net charge-offs (recoveries)	(31)	59	(1)	(17)	(19)

Allowance at end of period	$2,869	$2,163	$2,071	$1,878	$1,829

Allowance to nonperforming loans	107.13%	222.99%	103.03%	638.78%	306.88%
Allowance to total loans outstanding at the end of the period	0.66%	0.60%	0.67%	0.72%	0.89%
Net charge-offs (recoveries) to average loans outstanding during the period	(0.01)%	0.02%	0.00%	(0.01)%	(0.01)%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,
	2008			2007			2006
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)
One- to four-family	$762	26.56%	49.51%	$661	30.56%	53.24%	$718	34.67%	57.27%
Construction	621	21.65	11.59	473	21.87	11.27	464	22.40	9.62
Multi-family and commercial real estate	903	31.47	24.28	495	22.88	19.25	347	16.76	14.65
Commercial business	251	8.75	5.17	185	8.55	4.59	209	10.09	4.31
Consumer loans	332	11.57	9.45	349	16.14	11.65	333	16.08	14.15
Unallocated	—	—	—	—	—	—	—	—	—
Total allowance for loan losses	$2,869	100.00%	100.00%	$2,163	100.00%	100.00%	$2,071	100.00%	100.00%

	At December 31,
	2005			2004
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)
One- to four-family	$724	38.55%	59.44%	$864	47.25%	64.75%
Construction	376	20.02	9.45	142	7.76	8.40
Multi-family and commercial real estate	379	20.18	12.73	374	20.45	10.84
Commercial business	113	6.02	3.69	50	2.73	2.40
Consumer loans	283	15.07	14.69	302	16.51	13.61
Unallocated	3	0.16	—	97	5.30	—
Total allowance for loan losses	$1,878	100.00%	100.00%	$1,829	100.00%	100.00%

Nonperforming and Classified Assets.  When a loan becomes more than 90 days delinquent, the loan is placed on nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and the loan is placed on a cash basis.  Payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

We consider repossessed assets and loans that are more than 90 days past due to be nonperforming assets.  Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed real estate until it is sold.  When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan, or fair market value at the date of foreclosure.  Holding costs and declines in fair value after acquisition of the property are charged against income.

Nonperforming assets totaled $2.7 million, or 0.50% of total assets, at December 31, 2008, which was an increase of approximately $1.7 million, or 176.1%, from December 31, 2007.  Nonaccrual loans accounted for 100% of the total nonperforming assets at December 31, 2008.  This increase was primarily due to the transfer of three commercial loans secured by real estate in the amount of $1.4 million to non-accrual status during this period.  Management does not anticipate any losses on these loans due to the value of the real estate securing the loans.

Nonperforming assets totaled $970,000, or 0.21% of total assets, at December 31, 2007, which was a decrease of $1.0 million, or 51.7%, from December 31, 2006.  Nonaccrual loans accounted for 100% of the total nonperforming assets at December 31, 2007.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement.  We consider one- to four-family mortgage loans and consumer loans to be homogeneous and only evaluate them for impairment separately when they are delinquent or classified.  Other loans are evaluated for impairment on an individual basis.  At December 31, 2008, three loans were considered impaired.

The following table provides information with respect to our nonperforming assets at the dates indicated.  We did not have any troubled debt restructurings or any accruing loans past due 90 days or more at the dates presented.

	At December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Nonaccrual loans:
One- to four-family	$1,100	$422	$423	$165	$474
Multi-family and commercial real estate	1,371	356	1,388	120	119
Commercial business	142	144	142	9	3
Consumer	65	48	57	—	—
Total	2,678	970	2,010	294	596

Foreclosed real estate	—	—	—	47	68

Total nonperforming assets	$2,678	$970	$2,010	$341	$664

Total nonperforming loans to total loans	0.62%	0.27%	0.65%	0.11%	0.29%

Total nonperforming loans to total assets	0.50%	0.21%	0.49%	0.08%	0.22%

Total nonperforming assets to total assets	0.50%	0.21%	0.49%	0.10%	0.25%

Other than disclosed in the previous table, there are no other loans at December 31, 2008 that we have serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Interest income that would have been recorded for the years ended December 31, 2008 and December 31, 2007 had nonaccruing loans been current according to their original terms amounted to $140,000 and $45,000, respectively.  Income related to nonaccrual loans included in interest income for the years ended December 31, 2008 and December 31, 2007 amounted to $11,000 and $7,000, respectively.

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

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At December 31,
	2008	2007
	(In thousands)

Special mention assets	$30,268	$15,408
Substandard assets	10,274	2,211
Doubtful assets	4	5
Loss assets	—	—
Total classified assets	$40,546	$17,624

Special mention assets at December 31, 2008 and December 31, 2007 did not include any nonaccrual loans. Substandard assets at December 31, 2008 and December 31, 2007 included nonaccrual loans of $2.7 million and $970,000, respectively.  Doubtful assets at December 31, 2008 and December 31, 2007 did not include any nonaccrual loans.  The increase in loans classified as special mention in the 2008 period was due in part to the timeliness of the borrower’s financial information and general economic conditions.

Delinquencies.  The following table provides information about delinquencies in our loan portfolios at the dates indicated.

	At December 31,
	2008		2007		2006
	31-60 Days Past Due	61-90 Days Past Due	31-60 Days Past Due	61-90 Days Past Due	31-60 Days Past Due	61-90 Days Past Due
	(In thousands)

One- to four-family	$1,000	$724	$99	$950	$413	$392
Multi-family and commercial real estate	84	--	880	678	603	664
Commercial business	568	7	31	25	262	310
Consumer loans	2	4	11	—	—	5
Total	$1,654	$735	$1,021	$1,653	$1,278	$1,371

Securities.  Our securities portfolio consists primarily of mortgage-backed securities and collateralized mortgage obligations with maturities of 30 years or less, municipal obligations with maturities of 15 years or less, money market preferred obligations, as well as U.S. Government and agency obligations.  Securities decreased by $2.6 million in the year ended December 31, 2008 primarily due to the previously disclosed Other Than Temporary Impairment (“OTTI”) write down on our auction rate pass through certificates with Fannie Mae preferred stock as underlying collateral as a result of the actions of the United States Treasury Department and the Federal Housing Finance Agency, with respect to Fannie Mae and Freddie Mac, in the third quarter of 2008.  Substantially all of our mortgage-backed securities and collateralized mortgage obligations were issued either by Ginnie Mae, Fannie Mae or Freddie Mac.  Our securities portfolio also includes a private label collateralized mortgage obligation and a corporate obligation.

Securities decreased by $3.8 million in the year ended December 31, 2007 primarily due to principal payments received on mortgage-backed securities and investment sales to meet liquidity needs.

The following table sets forth the amortized costs and fair values of our securities portfolio at the dates indicated.

	At December 31,
	2008		2007		2006
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Available-for-sale securities:
U.S. Government and agency obligations	$1,537	$1,604	$2,749	$2,744	$8,495	$8,415
Mortgage-backed securities	42,297	43,030	31,352	31,261	25,111	24,782
Collateralized mortgage obligations	3,339	3,183	3,547	3,494	4,796	4,694
Municipal obligations	8,888	8,993	14,092	14,075	15,177	15,190
Money market preferred obligations	9,273	6,744	12,700	12,700	12,700	12,700
Corporate obligations	1,000	290	1,000	990	1,951	1,955

Held-to-maturity securities:
U.S. Government and agency obligations	--	--	1,000	998	1,201	1,192
Interest-bearing balances	--	--	190	190	1,330	1,330
Total	$66,334	$63,844	$66,630	$66,452	$70,761	$70,258

At December 31, 2008, we did not own any securities, other than U.S. Government and agency securities, that had an aggregate book value in excess of 10% of our total capital at that date.

The following table sets forth the final maturities and weighted average yields of securities at December 31, 2008.  Mortgage-backed securities and collateralized mortgage obligations are secured by mortgages and as a result produce monthly principal repayments which are not reflected in the table below.  Certain mortgage-backed securities, collateralized mortgage obligations and money market preferred obligations have adjustable interest rates and reprice within the various maturity ranges.  These repricing schedules are not reflected in the table below.  At December 31, 2008, mortgage-backed securities and collateralized mortgage obligations with adjustable rates totaled $12.7 million.  The auction markets for the money market preferred obligations listed are not currently active.  As a result, the money market preferred obligations are listed below based on their repricing schedule, rather than their expected maturities.

	Less Than One Year		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)
Available-for-sale securities:
U.S. Government and agency obligations	$--%		$1,079	4.38%	$525	5.55%	$--	--	$1,604	4.76%
Mortgage-backed securities	--	--	1,164	3.50%	--	--	41,866	5.25%	43,030	5.20%
Collateralized mortgage obligations	--	--	--	--	--	--	3,183	3.43%	3,183	3.43%
Municipal obligations	--	--	--	--	2,968	3.97%	6,025	4.06%	8,993	4.03%
Money market preferred obligations	6,744	3.98%	--	--	--	--	--	--	6,744	3.98%
Corporate obligations	--	--	--	--	290	6.00%	--	--	290	6.00%
Total available-for-sale securities	$6,744	3.98%	$2,243	3.92%	$3,783	4.34%	$51,074	5.00%	$63,844	4.81%

Bank Owned Life Insurance.  During 2003, we purchased life insurance policies on certain key executives.  We purchased $2.5 million of additional policies in the fourth quarter of 2005.  Bank owned life insurance is recorded as an asset at the lower of its cash surrender value or the amount that can be realized.  Income earned on bank owned life insurance policies is exempt from income taxes.

Deposits.  Our primary source of funds is retail deposit accounts held principally by individuals and businesses within our market area.  The deposit base is comprised of certificate accounts, regular savings accounts, checking and NOW accounts, money market savings accounts and health savings accounts.  At December 31, 2008, we had no brokered deposits.  Total deposits increased $41.6 million or 13.0% in the year ended December 31, 2008.  During that time period, certificate accounts increased 16.5%, regular savings accounts increased by 16.7%, checking and NOW accounts increased by 6.1% and money market savings accounts decreased by 6.1%.  The increase in deposits was primarily due to the opening of our 10th office in the third quarter of 2008, combined with more aggressive pricing.  The increase in regular savings accounts was primarily due to the transfer of funds to other savings products with higher rates.

The following table sets forth the balances of our deposit products at the date indicated.

	At December 31,
	2008	2007	2006
	(In thousands)

Certificate accounts	$235,764	$202,411	$165,076
Regular savings accounts	48,427	41,480	46,156
Checking and NOW accounts	52,537	49,511	57,301
Money market savings accounts	26,298	27,996	20,665
Total	$363,026	$321,398	$289,198

The following table indicates the amount of jumbo certificate accounts by time remaining until maturity at December 31, 2008.  Jumbo certificate accounts require minimum deposits of $100,000.

Maturity Period	Certificate Accounts
(In thousands)

Three months or less	$16,559
Over three through six months	13,778
Over six through twelve months	9,298
Over twelve months	41,160
Total	$80,795

Borrowings.  We borrow funds from the Federal Home Loan Bank of Boston during periods of low liquidity to match fund increases in our fixed-rate mortgage portfolio and to provide long-term fixed-rate funding with the goal of decreasing our exposure to an increase in interest rates.  In addition, we occasionally borrow short-term from correspondent banks to cover temporary cash needs.  At December 31, 2008, we had the ability to borrow a total of $3.5 million from a correspondent bank, $1.3 million of which was borrowed at such date.  We also use securities sold under agreements to repurchase as a source of borrowings.

The following table presents certain information regarding our Federal Home Loan Bank advances during the periods and at the dates indicated.

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)

Maximum amount of advances outstanding at any month end during the period	$119,628	$84,878	$70,414
Average advances outstanding during the period	107,182	69,866	59,423
Weighted average interest rate during the period	4.31%	4.89%	4.69%
Balance outstanding at end of period	$118,421	$84,878	$68,488
Weighted average interest rate at end of period	3.80%	4.66%	4.83%

Equity.  Total equity decreased by $4.9 million, or 9.6%, to $45.6 million at December 31, 2008 from $50.5 million at December 31, 2007.  The decrease in 2008 resulted from a net loss of $312,000, dividends of $614,000 paid to stockholders, stock repurchases of $2.2 million, a net increase to the unrealized loss on available for sale securities of $2.4 million and $676,000 in capital adjustments related to the Company’s 2005 Equity Incentive Plan.  Our average equity to average assets ratio was 9.71% at December 31, 2008, compared to 11.72% at December 31, 2007.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

Overview.

	2008	2007	% Change 2008/2007
	(Dollars in thousands)

Net (loss) income	$(312)	$1,420	(121.97)%
Return (loss) on average assets	(0.06)%	0.33%	(118.18)%
Return (loss) on average equity	(0.64)%	2.77%	(123.10)%

Net income for the year ended December 31, 2008 decreased $1.7 million from net income in 2007.  The decrease resulted primarily from an after tax OTTI charge of $2.2 million on auction rate pass through certificates with Fannie Mae preferred stock as underlying collateral.  Other than the loss on investments, the Company experienced an increase of $524,000 in the provision for loan losses, an increase in noninterest expense of $1.0 million, partially offset by a $2.4 million increase in net interest income and a $25,000 increase in noninterest income.

Net Interest Income.

Net interest income for the year ended December 31, 2008, totaled $14.3 million compared to $11.9 million for the year ended December 31, 2007, an increase of $2.4 million or 20.6%.  The increase in 2008 was due to an increase in the average balance of interest earning assets of 17.6%, partially offset by a decrease in the average rate earned on these assets of 27 basis points.

The increase in interest earning assets is attributed primarily to an increase in the loan portfolio.  The average balances in the loan portfolio increased by 19.6% in 2008.  The largest increases were in the commercial mortgage portfolio followed by the residential mortgage portfolio.

The increase in interest income was partially offset by an increase in interest expense.  Interest expense increased by $730,000, or 5.5% in 2008 due to increases in the average balances of deposits and borrowings, partially offset by falling rates on deposits and borrowings.  The average balances of deposits increased by 11.3% in 2008, and the average balance of borrowings increased by 53.7% due to increased loan demand.  We experienced a decrease of 40 basis points in the average rate paid on deposits and borrowings during 2008.  The largest increases in deposits were in certificates of deposit, followed by smaller increases in money market accounts and savings accounts, partially offset by a decrease in checking accounts.  The increase in certificates of deposit was partially due to the opening of our 10th office in the third quarter of 2008, combined with promotional rate accounts.

Average Balances and Yields.  The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends, the total dollar amount of interest expense and the resulting average yields and costs.  The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.  For purposes of this table, average balances have been calculated using the average of daily balances and nonaccrual loans are included in average balances only.  During the 2008, 2007 and 2006 periods, we held tax-exempt municipal securities with average balances of $9.9 million, $15.0 million and $9.7 million, respectively, and during the 2008, 2007 and 2006 periods we held preferred money market securities with an average balance of $11.9 million, $12.7 million and $8.1 million respectively which recognize a dividends received deduction.  The yields below do not reflect the tax benefits of these securities.

	2008			2007			2006
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)

Interest-earning assets:
Loans	$396,524	$24,556	6.19%	$331,490	$21,681	6.54%	$277,789	$17,506	6.30%
Fed Funds sold	2,391	57	2.38	2,599	143	5.50	1,407	77	5.47
Investment securities	69,498	3,391	4.88	64,290	2,938	4.57	67,077	2,976	4.44
Federal Home Loan Bank stock	5,735	199	3.47	4,179	268	6.41	3,581	191	5.33
Total interest-earningassets	474,148	28,203	5.95	402,558	25,030	6.22	349,854	20,750	5.93
Noninterest-earning assets	30,910			31,629			30,084
Total assets	$505,058			$434,187			$379,938

Interest-bearing liabilities:
Certificate accounts	$216,595	$8,297	3.83	$183,172	$8,414	4.59	$143,007	$5,613	3.92
Regular savings accounts and escrow	48,130	288	0.60	46,093	258	0.56	52,769	418	0.79
Checking and NOW accounts	53,732	159	0.30	56,915	487	0.86	52,682	288	0.55
Money market savings accounts	27,607	527	1.91	24,709	591	2.39	18,356	232	1.26
Total interest-bearing deposits	346,064	9,271	2.68	310,889	9,750	3.14	266,814	6,551	2.46

FHLB advances	107,182	4,615	4.31	69,866	3,414	4.89	59,423	2,789	4.69
Other borrowings	654	18	2.75	290	10	3.45	193	10	5.17
Total interest-bearing liabilities	453,900	13,904	3.06	381,045	13,174	3.46	326,431	9,350	2.86

Noninterest-bearing liabilities				1,899			1,639
Total liabilities	2,138			382,944			328,070

Stockholders’ equity	49,020			51,243			51,868
Total liabilities and stockholders’ equity	$505,058			$434,187			$379,938
Net interest income		$14,299			$11,856			$11,400
Interest rate spread			2.88%			2.76%			3.07%
Net interest margin			3.02%			2.95%			3.26%
Average interest-earning assets to average interest-bearing liabilities			104.46%			105.65%			107.18%

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

	2008 Compared to 2007			2007 Compared to 2006
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Interest income:
Loans	$3,943	$(1,068)	$2,875	$3,491	$684	$4,175
Fed Funds sold	(11)	(75)	(86)	66	-	66
Investment securities	247	206	453	(137)	99	(38)
Federal Home Loan Bank stock	297	(366)	(69)	35	42	77
Total interest income	4,476	(1,303)	3,173	3,455	825	4,280

Interest expense:
Certificate accounts	(1,302)	1,185	(117)	1,744	1,057	2,801
Regular savings accounts	12	18	30	(48)	(112)	(160)
Checking and NOW accounts	(26)	(302)	(328)	25	174	199
Money market savings accounts	89	(153)	(64)	100	259	359
Total deposit expense	(1,227)	748	(479)	1,821	1,378	3,199
FHLB advances	1,545	(344)	1,201	506	119	625
Other borrowings	10	(2)	8	-	-	-
Total interest expense	328	402	730	2,327	1,497	3,824
Net interest income	$4,148	$(1,705)	$2,443	$1,128	$(672)	$456

Provision for Loan Losses.

During the year ended December 31, 2008, a $675,000 provision was made to the allowance for loan losses.   The provision was primarily due to the increased size of the loan portfolio, a change in the mix of the portfolio towards commercial loans which are generally riskier than one-to-four family loans, and general economic conditions.

During the year ended December 31, 2007, a $151,000 provision was made to the allowance for loan losses.  The provision was primarily due to the increasing size of the loan portfolio, a change in the mix of the portfolio towards commercial loans which are generally riskier than one-to four-family loans and a small adjustment to the factor used for general economic conditions.

Noninterest Income.  The following table shows the components of noninterest income and the percentage changes from 2008 to 2007.

	2008	2007	% Change 2008/2007

Fees for services related to deposit accounts	$1,053	$955	10.26%
Fees for other services	529	559	(5.37)
Income from bank owned life insurance	315	308	2.27
Income from investment advisory services, net	299	260	15.00
(Loss) gain on investments	(3,398)	65	(5,327.69)
Other income	154	207	(25.60)
Total	$(1,048)	$2,354	(144.52)%

For the year ended December 31, 2008, noninterest income decreased 144.5% to ($1.0) million, compared to $2.4 million for 2007.  The largest decrease in noninterest income was the loss on investments, primarily from an OTTI charge of $3.4 million on auction rate pass through certificates with Fannie Mae preferred stock as underlying collateral, which was partially offset by a small gain. The largest increases in noninterest income were in income from investment advisory services and fees related to deposit accounts, as a result of product growth in these areas.

In late February 2009, the Federal Home Loan Bank of Boston announced that it was suspending dividends based on the results from the fourth quarter of 2008.  They also stated that, based on current information, dividend payments in 2009 are unlikely.  As a result of this announcement, the Bank may be subject to a reduction in non-interest income of approximately $180,000 in 2009.

Noninterest Expense.  The following table shows the components of noninterest expense and the percentage changes from 2008 to 2007.

	2008	2007	% Change 2008/2007

Compensation, taxes and benefits	$7,521	$6,914	8.78%
Office occupancy	2,173	1,966	10.53
Computer processing	861	733	17.46
Advertising	534	594	(10.10)
Professional fees	518	504	2.78
Directors compensation	493	494	(0.20)
Office supplies	195	201	(2.99)
Charitable contributions	47	31	51.61
Loss on foreclosed real estate, net	1	-	N/A
Other expenses (1)	1,111	985	12.79
Total	$13,454	$12,422	8.31%
                ___________________
(1)	Other expenses for all periods include, among other items, insurance, postage and expenses related to checking accounts.

Noninterest expense was $13.5 million for the year ended December 31, 2008, compared to $12.4 million for 2007.  The increase was primarily the result of increases in compensation costs, computer processing costs and office occupancy expenses over the 2007 period, all primarily resulting from the opening of a new branch office in 2008.

Deposit insurance expense is included in other expenses in the table above.  On February 27, 2009, the Federal Deposit Insurance Corporation took action designed to allow the Deposit Insurance Fund to withstand the problems facing the banking industry.  The proposed action will impose a special emergency assessment on all insured banks amounting up to 20 basis points on insured deposits as of June 30, 2009 and payable on September 30, 2009.  As a result of this action, the Bank may be subject to a potential special emergency assessment of up to $775,000.  In addition, the Bank expects Federal Deposit Insurance Corporation assessments to increase an additional $275,000 in 2009 as a result of the across the board seven basis point increase adopted for 2009.

Income Taxes

During the year ended December 31, 2008, the Company recorded a tax benefit of $566,000 resulting primarily from the OTTI charge on auction rate pass through certificates with Fannie Mae preferred stock as underlying collateral.  Excluding the tax benefit for the OTTI charge, the effective tax rate for 2008 was 23.5%, compared with 13.3% for 2007.  See note 11 to the financial statements in this annual report.

Market Risk Analysis

Qualitative Aspects of Market Risk.  Our most significant form of market risk is interest rate risk.  We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment.  Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits.  As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings.  To reduce the potential volatility of our earnings, we have sought to improve the match between assets and liability maturities (or rate adjustment periods), while maintaining an acceptable interest rate spread, by originating adjustable-rate mortgage loans for retention in our loan portfolio, variable-rate home equity lines and variable-rate commercial loans and by purchasing variable-rate investments and investments with expected maturities of less than 10 years.  In 2002-2004 we sold a small percentage of our originations of longer term fixed-rate one- to four-family mortgage loans in the secondary market based on prevailing market interest rate conditions, an analysis of the composition and risk of the loan portfolio, liquidity needs and interest rate risk management goals.  We have not sold any loans since 2004.  Generally, loans are sold without recourse and with servicing retained.  We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

Our Asset/Liability Committee communicates, coordinates and controls all aspects of asset/liability management.  The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources.

Quantitative Aspects of Market Risk.  We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk.  This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates.  Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items.  This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or a 50 to 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement.  We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios.  The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2008 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
Basis Point (“bp”) Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)

300 bp	$31,211	$(12,815)	(29)%	5.94%	(1.98)%
200	38,299	(5,727)	(13)	7.11	(0.81)
100	43,041	(985)	(2)	7.84	(0.08)
50	43,809	(217)	-	7.92	-
0	44,026	-	-	7.92	-
(50)	43,240	(786)	(2)	7.74	(0.18)
(100)	41,718	(2,308)	(5)	7.45	(0.47)

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

Our most liquid assets are cash and cash equivalents and interest-bearing deposits.  The levels of these assets depend on our operating, financing, lending and investing activities during any given period.  At December 31, 2008 and December 31, 2007, cash and cash equivalents totaled approximately $8.2 million and $8.4 million respectively, including federal funds of $33,000 and $497,000, respectively.  Securities classified as available for sale, which provide additional sources of liquidity, totaled $63.8 million and $65.3 million at December 31, 2008 and December 31, 2007, respectively.  At December 31, 2008 and December 31, 2007, we had the ability to borrow a total of $152.0 million and $138.4 million, respectively, from the Federal Home Loan Bank of Boston, of which $118.4 million and $84.9 million, was outstanding, respectively.  At December 31, 2008 and December 31, 2007, we had arranged overnight lines of credit of $2.5 million with the Federal Home Loan Bank of Boston for both periods.  We had no overnight advances outstanding with the Federal Home Loan Bank of Boston on these dates.  In addition, at December 31, 2008 and December 31, 2007, we had the ability to borrow $3.5 million from a correspondent bank for both periods, of which $1.3 million was outstanding on this line at December 31, 2008, and zero outstanding at December 31, 2007.

At December 31, 2008, we had $20.2 million in unused line availability on home equity lines of credit, $15.4 million in unadvanced commercial lines, $1.6 million in mortgage commitments, $3.5 million in commercial mortgage loan commitments, $25.9 million in unadvanced construction mortgage commitments, $5.1 million in letters of credit, $719,000 in commercial business loan commitments and $98,000 in overdraft line of credit availability.  Certificates of deposit due within one year of December 31, 2008 totaled $119.5 million, or 32.9% of total deposits.

If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit.  Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2008.  We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us.  We have the ability to attract and retain deposits by adjusting the interest rates offered.

Historically, we have remained highly liquid.  We expect that all of our liquidity needs, including the contractual commitments set forth in the table below, the estimated costs of our branch expansion plans and increases in loan demand can be met by our currently available liquid assets and cash flows.  If loan demand were to increase at a pace greater than expected, or any unforeseen demand or commitment were to occur, we would access our borrowing capacity with the Federal Home Loan Bank of Boston.  We expect that our currently available liquid assets and our ability to borrow from the Federal Home Loan Bank of Boston would be sufficient to satisfy our liquidity needs without any material adverse effect on our liquidity.  We are not aware of any trends and/or demands, commitments, events or uncertainties that could result in a material decrease in liquidity.

Our primary investing activities are the origination of loans and the purchase of securities.  For the year ended December 31, 2008 we originated $145.3 million of loans and purchased $25.0 million of securities. For the year ended December 31, 2007 we originated $119.7 million of loans and purchased $17.8 million of securities.  During the year ended December 31, 2008, these activities were funded primarily by an increase in deposits of $41.6 million, net increase in borrowed funds of $34.0 million, proceeds from sales and maturities of available-for-sale securities of $20.7 million and proceeds from held-to-maturity securities of $1.2 million.  During the year ended December 31, 2007, these activities were funded primarily by an increase in deposits of $32.2 million, net increase in borrowed funds of $16.6 million, proceeds from sales and maturities of available-for-sale securities of $20.7 million and proceeds from held-to-maturity securities of $1.4 million.

Historically, our investment portfolio had been funded by excess liquidity when deposit inflows exceed loan demand.  During 2008 we implemented a leverage strategy with the objective of enhancing earnings by borrowing $13.5 million from the Federal Home Loan Bank of Boston on an intermediate-term basis to fund the purchase of a like amount of intermediate-term mortgage-backed securities.  In December 2007, we implemented a leverage strategy with the objective of enhancing earnings by borrowing $10.0 million from the Federal Home Loan Bank of Boston on an intermediate-term basis to fund the purchase of a like amount of intermediate-term mortgage-backed securities.  Both strategies are accretive to earnings.

Financing activities consist primarily of activity in deposit accounts and in Federal Home Loan Bank advances.  We experienced a net increase in total deposits of $41.6 million and a net increase of $32.2 million for the years ended December 31, 2008 and 2007, respectively.  Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors.  We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships.  Occasionally, we offer promotional rates on certain deposit products in order to attract deposits.  We experienced an increase in borrowed funds of $34.0 million for the year ended December 31, 2008.  The increase in 2008 was primarily due to lending and investing activities. Federal Home Loan Bank advances increased $16.6 million for the year ended December 31, 2007.  The increase in 2007 was primarily due to lending and investing activities.  We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure.  The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.  At December 31, 2008, we exceeded all of our regulatory capital requirements.  We are considered “well capitalized” under regulatory guidelines.  See note 13 of the notes to the financial statements in this annual report.

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

For the years ended December 31, 2008 and 2007, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2008 is effective.

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

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders
Naugatuck Valley Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Naugatuck Valley Financial Corporation (the “Company”) and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years ended December 31, 2008, 2007 and 2006.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Naugatuck Valley Financial Corporation and subsidiary at December 31, 2008 and 2007, and the results of its operations and its cash flows for the each of the years ended December 31, 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ WHITTLESEY & HADLEY, P.C.

WHITTLESEY & HADLEY, P.C.
Hartford, Connecticut
March 20, 2009

Consolidated Statements of Financial Condition
(Dollars in thousands)

	December 31,
	2008	2007
ASSETS
Cash and due from depository institutions	$8,214	$7,873
Investment in federal funds	33	497
Investment securities	63,844	66,454
Loans receivable, net	431,976	359,831
Accrued income receivable	2,099	2,033
Premises and equipment, net	10,565	10,624
Bank owned life insurance	8,579	8,264
Federal Home Loan Bank of Boston stock	6,252	4,632
Other assets	3,824	2,319
Total assets	$535,386	$462,527

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits	$363,026	$321,398
Borrowed funds	119,148	85,107
Mortgagors' escrow accounts	4,562	3,871
Other liabilities	3,061	1,694
Total liabilities	489,797	412,070

Commitments and contingencies

Stockholders' Equity
Preferred stock, $.01 par value; 1,000,000 shares authorized;
no shares issued or outstanding	-	-
Common stock, $.01 par value; 25,000,000 shares authorized;
7,604,375 shares issued; shares outstanding - 7,026,894 at
December 31, 2008; 7,268,734 at December 31, 2007	76	76
Paid-in capital	33,637	33,483
Retained earnings	23,303	24,233
Unearned ESOP shares (213,624 shares at December 31, 2008
and 233,513 shares at December 31, 2007)	(2,136)	(2,335)
Unearned stock awards (61,780 shares at December 31, 2008
and 90,026 shares at December 31, 2007)	(680)	(995)
Treasury Stock, at cost (579,314 shares at December 31, 2008
and 338,474 shares at December 31, 2007)	(6,107)	(3,889)
Accumulated other comprehensive loss	(2,504)	(116)
Total stockholders' equity	45,589	50,457
Total liabilities and stockholders' equity	$535,386	$462,527

See notes to consolidated financial statements.

Consolidated Statements of Income
(Dollars in thousands, except earnings per share)

	For the Years Ended December 31,
	2008	2007	2006
Interest and dividend income
Interest on loans	$24,556	$21,681	$17,506
Interest and dividends on investments and deposits	3,647	3,349	3,244
Total interest income	28,203	25,030	20,750

Interest expense
Interest on deposits	9,271	9,750	6,551
Interest on borrowed funds	4,633	3,424	2,799
Total interest expense	13,904	13,174	9,350

Net interest income	14,299	11,856	11,400

Provision for loan losses	675	151	192

Net interest income after provision for loan losses	13,624	11,705	11,208

Noninterest income
Fees for services related to deposit accounts	1,053	955	873
Fees for other services	529	559	540
Income from bank owned life insurance	315	308	304
Income from investment advisory services, net	299	260	98
Gain (loss) on investment securities	(3,398)	65	6
Other income	154	207	127
Total noninterest income (loss)	(1,048)	2,354	1,948

Noninterest expense
Compensation, taxes and benefits	7,521	6,914	6,408
Office occupancy	2,173	1,966	1,757
Computer processing	861	733	606
Advertising	534	594	672
Professional fees	518	504	380
Directors compensation	493	494	516
Office supplies	195	201	193
Contributions	47	31	34
Loss on foreclosed real estate, net	1	-	16
Other expenses	1,111	985	922
Total noninterest expense	13,454	12,422	11,504

Income (loss) before provision (benefit) for income taxes	(878)	1,637	1,652

Provision (benefit) for income taxes	(566)	217	204

Net income (loss)	$(312)	$1,420	$1,448

Earnings (loss) per share - basic and diluted	$(0.05)	$0.20	$0.20

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
(Dollars in thousands)

	Common	Paid-in	Retained	Unearned ESOP	Unearned Stock	Treasury	Accumulated Other Comprehensive
	Stock	Capital	Earnings	Shares	Awards	Stock	Loss	Total

Balance at December 31, 2006	$76	$33,302	$23,415	$(2,534)	$(1,256)	$(1,593)	$(326)	$51,084
ESOP shares released - 19,889 shares	-	28	-	199	-	-	-	227
Dividends paid ($0.20 per common share)	-	-	(589)	-	-	-	-	(589)
Stock based compensation - 5,000 shares awarded	-	-	(13)	-	(52)	65	-	-
Stock based compensation - 28,242 shares vested	-	-	-	-	313	-	-	313
Stock based compensation - options	-	153	-	-	-	3	-	156
Treasury stock acquired - 204,731 shares	-	-	-	-	-	(2,364)	-	(2,364)
Comprehensive income:
Net income	-	-	1,420	-	-	-	-
Net change in unrealized holding gain on available-for-
sale securities, net of tax effect							210
Comprehensive income	-	-	-	-	-	-	-	1,630

Balance at December 31, 2007	76	33,483	24,233	(2,335)	(995)	(3,889)	(116)	50,457
ESOP shares released - 19,889 shares	-	(29)	-	199	-	-	-	170
Dividends paid ($0.23 per common share)	-	-	(614)	-	-	-	-	(614)
Stock based compensation - 1,000 shares awarded	-	-	(4)	-	(9)	13	-	-
Stock based compensation - 29,246 shares vested	-	-	-	-	324	-	-	324
Stock based compensation - options	-	183	-	-	-	-	-	183
Treasury stock acquired - 241,840 shares	-	-	-	-	-	(2,231)	-	(2,231)
Comprehensive loss:
Net loss	-	-	(312)	-	-	-	-
Net change in unrealized holding loss on available-for-
sale securities, net of tax effect							(2,388)
Comprehensive loss	-	-	-	-	-	-	-	(2,700)

Balance at December 31, 2008	$76	$33,637	$23,303	$(2,136)	$(680)	$(6,107)	$(2,504)	$45,589

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

	For the Years Ended December 31,
	2008	2007	2006
Cash flows from operating activities
Net income (loss)	$(312)	$1,420	$1,448
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Provision for loan losses	675	151	192
Depreciation and amortization expense	835	776	655
Net amortization (accretion) from investments	51	(21)	(35)
Amortization of intangible assets	34	34	34
Provision for deferred tax (benefit)	(1,574)	11	(75)
Net gain on sale of real estate owned	-	-	(4)
Loss (gain) on investment securities	3,398	(65)	(6)
Loss on disposal of premises and equipment	-	-	1
Stock-based compensation	813	698	657
Net change in:
Accrued income receivable	(65)	(130)	(379)
Deferred loan fees	68	51	9
Cash surrender value of life insurance	(315)	(308)	(304)
Other assets	(39)	(35)	107
Other liabilities	(110)	98	228
Net cash provided by operating activities	3,459	2,680	2,528

Cash flows from investing activities
Proceeds from maturities and repayments of
available-for-sale securities	7,501	12,236	16,779
Proceeds from sale of available-for-sale securities	13,171	8,441	5,163
Proceeds from maturities of held-to-maturity securities	1,190	1,390	2,470
Purchase of available-for-sale securities	(25,017)	(17,598)	(31,401)
Purchase of held-to-maturity securities	-	(250)	-
Loan originations net of principal payments	(72,888)	(51,656)	(49,148)
Purchase of Federal Home Loan Bank of Boston stock	(1,619)	(734)	(739)
Proceeds from the sale of foreclosed real estate	-	-	50
Proceeds from sale of property and equipment	-	-	2
Purchase of property and equipment	(775)	(325)	(2,780)
Net cash used by investing activities	(78,437)	(48,496)	(59,604)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)
(In thousands)

	For the Years Ended December 31,
	2008	2007	2006
Cash flows from financing activities
Net change in time deposits	33,353	37,335	42,645
Net change in other deposit accounts	8,275	(5,135)	5,707
Advances from Federal Home Loan Bank of Boston	55,915	46,927	51,250
Repayment of Advances from Federal Home
Loan Bank of Boston	(22,373)	(30,538)	(39,821)
Net change in mortgagors' escrow accounts	691	376	293
Change in short-term borrowings	1,839	229	(1,899)
Common stock repurchased	(2,231)	(2,364)	(1,491)
Cash dividends to common stockholders	(614)	(589)	(617)
Proceeds from exercise of options	-	3	-
Net cash provided by financing activities	74,855	46,244	56,067

Increase (decrease) in cash and cash equivalents	(123)	428	(1,009)
Cash and cash equivalents at beginning of year	8,370	7,942	8,951

Cash and cash equivalents at end of year	$8,247	$8,370	$7,942

Supplemental disclosures
Non-cash investing activities:
Transfer of loans to foreclosed real estate	$-	$-	$-

Cash paid during the year for:
Interest	$13,950	$13,130	$9,347
Income taxes	943	296	305

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

Notes to Consolidated Financial Statements

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

Securities to be held for indefinite periods of time are classified as available-for-sale and are carried at fair value with unrealized gains and losses reported as a separate component of capital net of estimated income taxes.  Effective January 1, 2008, estimated fair value is determined by applying the valuation framework specified in Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements.  SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Bank’s market assumptions.  See Note 16.

The Company has no securities held for trading.

Gains or losses on the sales of securities are recognized at trade date utilizing the specific identification method. Unrealized losses on securities are charged to noninterest income when the decline in fair value of a security is judged to be other-than-temporary. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans receivable and allowance for loan losses

Loans receivable are stated at unpaid principal balance less undistributed construction loans, deferred loan fees, and allowances for loan losses.

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

Loan sales and mortgage-servicing rights

Residential mortgage loans originated and held for sale are classified separately in the consolidated statement of financial condition and reported at the lower of amortized cost or market value (based on secondary market prices).  There were no loans held for sale at December 31, 2008 and 2007. Gains or losses on the sale of loans are determined using the specific identification method.

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

Notes to Consolidated Financial Statements

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

Bank owned life insurance

The cash surrender value of bank owned life insurance relates to policies on employees of the Bank for which the Bank is the beneficiary.  Increases in cash surrender value are included in noninterest income in the consolidated income statements.

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

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company has determined that adoption of SFAS 157 did not have a material impact on its consolidated financial condition or results of operations.

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

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Liabilities. This Statement permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This pronouncement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company has determined that adoption of SFAS 159 did not have a material impact on its financial position or results of operations.

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

In October 2008, the FASB issued FASB Staff Position No. 157-3 (FSP 157-3), Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining fair value of financial assets when the market for that financial asset is not active. FSP 157-3 applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with FAS 157. FSP 157-3 was effective upon issuance and included prior periods for which financial statements had not been issued. The application of FSP 157-3 did not have a material impact on the Company’s consolidated financial statements.

Reclassification

The financial statements for the prior years have been reclassified to conform with changes in the current financial statement presentation.

Notes to Consolidated Financial Statements

3.  Investment Securities

A summary of investment securities at December 31, 2008 and 2007 follows:

	2008		2007
	Carrying	Fair	Carrying	Fair
(In thousands)	Amount	Value	Amount	Value
Available-for-sale securities	$63,844	$63,844	$65,264	$65,264
Held-to-maturity securities	-	-	1,190	1,188
Total investment securities	$63,844	$63,844	$66,454	$66,452

At December 31, 2008, the composition of the investment portfolio was:

	Amortized	Gross Unrealized		Fair
(In thousands)	Cost Basis	Gains	Losses	Value
Available-for-sale securities:
U.S. government and agency obligations
From one through five years	$1,037	$42	$-	$1,079
From five through ten years	500	25	-	525
	1,537	67	-	1,604
Municipal obligations
From five through ten years	2,904	64	-	2,968
After ten years	5,984	49	(8)	6,025
	8,888	113	(8)	8,993
Corporate bonds
From five through ten years	1,000	-	(710)	290
Mortgage-backed securities	42,297	804	(71)	43,030
Collateralized mortgage obligations	3,339	-	(156)	3,183
Total debt securities	57,061	984	(945)	57,100
Money market preferred stocks	9,273	-	(2,529)	6,744

Total available-for-sale securities	$66,334	$984	$(3,474)	$63,844

Notes to Consolidated Financial Statements

3.  Investment Securities – (Continued)

At December 31, 2007, the composition of the investment portfolio was:

	Amortized	Gross Unrealized		Fair
(In thousands)	Cost Basis	Gains	Losses	Value
Available-for-sale securities:
U.S. government and agency obligations
Less than one year	$1,749	$1	$(5)	$1,745
From five through ten years	1,000	-	(1)	999
	2,749	1	(6)	2,744
Municipal obligations
From five through ten years	1,533	22	-	1,555
After ten years	12,559	60	(99)	12,520
	14,092	82	(99)	14,075
Corporate bonds
From five through ten years	1,000	-	(10)	990
Mortgage-backed securities	31,352	67	(158)	31,261
Collateralized mortgage obligations	3,547	-	(53)	3,494
Total debt securities	52,740	150	(326)	52,564
Money market preferred stocks	12,700	-	-	12,700

Total available-for-sale securities	$65,440	$150	$(326)	$65,264

	Amortized	Gross Unrealized		Fair
(In thousands)	Cost Basis	Gains	Losses	Value
Held-to-maturity securities:
U.S. government and agency obligations
Less than one year	$1,000	$-	$(2)	$998
Interest bearing balances
Less than one year	190	-	-	190

Total held-to-maturity securities	$1,190	$-	$(2)	$1,188

Notes to Consolidated Financial Statements

For the year ended December 31, 2008, the Company realized gross gains of $129,450 and gross losses of $100,622 compared with gross gains of $68,686 and gross losses of $3,477 for the year ended December 31, 2007, and gross gains of $20,224 and gross losses of $14,436 for the year ended December 31, 2006 on sales of investment securities.  In addition, for the year ended December 31, 2008, the Company realized an other-than-temporary impairment loss on auction rate pass through certificates, with Fannie Mae preferred stock as underlying collateral, in the amount of $3.4 million.

The Company has identified other investment securities in which the fair value of the security is less than the cost of the security.  This can be from an increase in interest rates since the time of purchase or from deterioration in credit quality of the issuer.  All investment securities which have unrealized losses have undergone an internal impairment review.

Management’s review for impairment generally entails identification and analysis of individual investments that have fair values less than amortized cost, including consideration of the length of time the investment has been in an unrealized loss position and the expected recovery period; discussion of evidential matter, including an evaluation of factors or triggers that could cause individual investments to qualify as having other-than-temporary impairment and those that would not support other-than-temporary impairment; and documentation of the results of these analyses. As a result of the reviews, management has determined that there has been no deterioration in credit quality subsequent to purchase, and believes that these unrealized losses are temporary and are the result of changes in market interest rates and market conditions over the past several years.

At December 31, 2008, these securities had an aggregate fair value of $16,705,000 which resulted in unrealized losses of $3,474,000 as compared with an aggregate fair value of $29,267,000 and unrealized losses of $328,000 at December 31, 2007.

The following is a summary of the fair values and related unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2008 and 2007.

Notes to Consolidated Financial Statements

3.  Investment Securities – (Continued)

	Securities in Continuous Unrealized
	Loss Position Less Than 12 Months
	Number of	Market	Unrealized
2008	Securities	Value	Loss
(Dollars in thousands)
Municipal obligations	5	$2,173	$(8)
Mortgage-backed securities	5	2,761	(18)
Collateralized mortgage obligations	2	792	(114)
Corporate bonds	1	290	(710)
Money market preferred stocks	9	6,744	(2,529)

Total securities in unrealized loss position	22	$12,760	$(3,379)

	Securities in Continuous Unrealized
	Loss Position 12 or More Consecutive Months
	Number of	Market	Unrealized
	Securities	Value	Loss
(Dollars in thousands)
Mortgage-backed securities	3	$1,554	$(53)
Collateralized mortgage obligations	3	2,391	(42)

Total securities in unrealized loss position	6	$3,945	$(95)

	Securities in Continuous Unrealized
	Loss Position Less Than 12 Months
	Number of	Market	Unrealized
2007	Securities	Value	Loss
(Dollars in thousands)
U.S. government and agency obligations	4	$3,491	$(7)
Mortgage-backed securities	11	6,457	(52)
Collateralized mortgage obligations	1	737	(1)
Corporate bonds	1	990	(10)

Total securities in unrealized loss position	17	$11,675	$(70)

Notes to Consolidated Financial Statements

	Securities in Continuous Unrealized
	Loss Position 12 or More Consecutive Months
	Number of	Market	Unrealized
	Securities	Value	Loss
(Dollars in thousands)
U.S. government and agency obligations	2	$1,070	$(47)
Mortgage-backed securities	22	16,522	(211)

Total securities in unrealized loss position	24	$17,592	$(258)

At December 31, 2008 and 2007, securities with  amortized cost of $2,948,532 and $2,250,000, and fair values of approximately $3,098,955 and $2,264,181, respectively, were pledged as collateral to secure municipal deposits.

4.  Loans Receivable

A summary of loans receivable at December 31, 2008 and 2007 is as follows:

(Dollars in thousands)	2008	2007

Residential real estate loans
Fixed rate mortgage loans	$189,479	$165,764
Adjustable rate mortgage loans	22,442	24,834
Construction loans	6,566	7,046
Commercial mortgages and loans	176,905	123,925
Loans on savings accounts	1,093	1,272
Personal, auto and property improvement loans	40,188	41,146
	436,673	363,987
Less: Allowance for loan losses	2,869	2,163
Undisbursed construction loans	1,299	1,532
Deferred loan origination fees	529	461

Loans receivable, net	$431,976	$359,831

Weighted average yield	5.85%	6.42%

Notes to Consolidated Financial Statements

4.  Loans Receivable – (Continued)

The Bank's lending activities are conducted principally in the Naugatuck Valley area of Connecticut.  The Bank's investment in loans includes both adjustable and fixed rate loans. At December 31, 2008 and 2007, the composition of the Bank's investment in fixed rate loans was as follows:

Fixed Rate
Term to Maturity	2008	2007
(In thousands)
Less than 1 year	$1,394	$1,579
1 - 3 years	4,356	3,780
3 - 5 years	4,799	3,801
5 - 10 years	30,456	25,852
10 - 20 years	48,759	50,773
Over 20 years	142,820	124,767

Total loans at fixed rates	$232,584	$210,552

Adjustable rate loans have interest rate adjustment limitations and are indexed to treasury notes or FHLBB classic advances with similar repricing durations, or prime rate. At December 31, 2008 and 2007, the Bank had the following adjustable rate loans:

Adjustable Rate
Rate Adjustment	2008	2007
(In thousands)
Less than 1 year	$79,525	$59,955
1 - 3 years	33,000	20,133
3 - 5 years	48,883	42,383
5 - 10 years	40,836	28,281
Over 10 years	1,845	2,683

Total loans at adjustable rates	$204,089	$153,435

Nonperforming loans totaled approximately $2.7 million and $970,000 at December 31, 2008 and 2007, respectively.  These loans, primarily delinquent more than 90 days, were accounted for on a nonaccrual basis.  The amount of income that was contractually due but not recognized on nonperforming loans totaled $140,000, $45,000, and $68,000 in 2008, 2007 and 2006, respectively.

Notes to Consolidated Financial Statements

At December 31, 2008 the Bank had approximately $254,000 of loans which were considered to be impaired without an allowance allocation, compared with $107,600 of loans without an allowance allocation at December 31, 2007.  These loans averaged $255,000 during 2008 and paid $11,000 in interest, as compared with an average balance of $110,000 during 2007 on which $7,000 of interest was received.

Transactions in the allowance for loan losses account for the years ended December 31, 2008, 2007 and 2006 were as follows:

(In thousands)	2008	2007	2006

Balance at beginning of year	$2,163	$2,071	$1,878
Provision for loan losses	675	151	192
Loans written off	(7)	(61)	(2)
Recoveries of loans written off	38	2	3

Balance at end of year	$2,869	$2,163	$2,071

As of December 31, 2008 and 2007, loans to related parties totaled approximately $3,845,000 and $4,660,000, respectively.  For the year ended December 31, 2008, new loans of approximately $14,000 were granted to these parties and principal payments of approximately $267,000 were received.  During 2008, loans in the amount of $562,000 were removed from loans to related parties for individuals whose related interests changed during the year.  For the year ended December 31, 2007, new loans of approximately $160,000 were granted to these parties and principal payments of approximately $123,000 were received.  During 2007, an additional $912,000 in existing loans were included in loans to related parties for an individual whose related interests changed during the year.

Related parties include directors and officers of the Bank, any respective affiliates in which they have a controlling interest, and their immediate families. For the years ended December 31, 2008 and 2007, all loans to related parties were performing in accordance with the original terms.

The Bank services loans for other financial institutions and agencies.  These loans are originated by the Bank and then sold.  The Bank continues to service these loans and remits the payments received to the purchasing institution.  The amounts of these loans were approximately $8,693,000 and $9,705,000 at December 31, 2008 and 2007, respectively.

Notes to Consolidated Financial Statements

5.  Premises and Equipment

Premises and equipment at December 31, 2008 and 2007 are summarized as follows:

(In thousands)	2008	2007
Banking offices and branch buildings	$8,469	$8,390
Furniture and equipment	3,553	3,321
Land	1,593	1,596
Leasehold improvements	1,326	1,227
	14,941	14,534
Accumulated depreciation and amortization	(4,376)	(3,910)

Premises and equipment, net	$10,565	$10,624

Depreciation and amortization expense is computed using the straight-line method over the estimated useful life of an asset.  Estimated useful lives range from three to ten years for furniture and equipment, 39 years for the banking offices, and the initial lease term for leasehold improvements. Land is not depreciated.  Depreciation and amortization expenses were $834,473 and $775,978 and $655,607 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Bank leases space for five of its branch offices.  The leases for the branch offices have expiration dates ranging from 2011 through 2020, and are accounted for as operating leases.  At December 31, 2008, future minimum rental income and lease payment expense were expected to be:

(In thousands)	Income	Expense

2009	$100	$303
2010	105	320
2011	98	281
2012	72	254
2013	67	205
Thereafter	-	1,046

Total future minimum rents	$442	$2,409

Notes to Consolidated Financial Statements

6.  Deposits

Deposits and weighted average rates at December 31, 2008 and 2007 are summarized as follows:

	2008		2007
		Weighted Average		Weighted Average
(Dollars in thousands)	Amount	Cost	Amount	Cost
Certificate accounts	$235,764	3.55%	$202,411	4.47%
Regular savings accounts	48,427	0.77%	41,480	0.58%
Checking and NOW accounts	52,537	0.08%	49,511	0.15%
Money market savings accounts	26,298	1.74%	27,996	2.64%

Total deposits	$363,026	2.55%	$321,398	3.14%

The aggregate amount of individual certificate accounts of $100,000 or more at December 31, 2008 and 2007 was $80,795,000 and $67,250,000 respectively. Under the Emergency Economic Stabilization Act of 2008, deposits up to $250,000 are federally insured through December 31, 2009.  In addition, federal law provides up to $250,000 in deposit insurance coverage for self-directed retirement accounts, such as Individual Retirement Accounts (IRAs).

The Bank is also participating in the FDIC’s Temporary Liquidity Guaranty Program (“TLGP”).  Under that program, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire balance in the account until December 31, 2009.  Coverage under the TLGP is in addition to, and separate from, the coverage available under the FDIC’s general deposit insurance rules.

At December 31, 2008 and 2007 the remaining maturities for certificate accounts were:

(In thousands)	2008	2007

Certificate accounts maturing in:
Under 12 months	$119,529	$184,728
12 to 24 months	22,665	8,968
24 to 36 months	62,716	5,177
Over 36 months	30,854	3,538

Total certificate accounts	$235,764	$202,411

Notes to Consolidated Financial Statements

7.  Borrowed Funds

Borrowings and advances, with calendar-year maturity dates and weighted average cost of funds at December 31, 2008 and 2007, were as follows:

(Dollars in thousands)	2008		2007
		Weighted		Weighted
	Amount	Average	Amount	Average
	Due	Cost	Due	Cost
Short-term borrowings
Repurchase agreements	$727	2.90%	$229	2.75%

Long-term FHLBB advances
Year of maturity:
2008	-	-	24,099	4.78
2009	58,418	3.93	45,981	4.67
2010	22,742	3.74	9,535	4.54
2011	16,262	3.46	3,990	4.24
2012	10,522	4.12	684	4.09
2013	6,789	3.92	579	4.13
2014 - 2018	2,882	3.30	10	3.94
2019 - 2023	446	0.19	-	-
2024 - 2028	360	0.00	-	-
Total long-term borrowings	118,421	3.80	84,878	4.66

Total borrowed funds	$119,148	3.79	$85,107	4.65

The Bank has an agreement with Federal Home Loan Bank of Boston (FHLBB) providing for future credit availability of up to twenty times the amount of FHLBB stock held by the Bank, not to exceed 30% of its total assets.  The Bank held $6,251,700 in FHLBB stock at December 31, 2008.  In addition to the outstanding advances, the Bank has a $2,540,000 line of credit available from FHLBB, none of which was outstanding at December 31, 2008, and a $3,500,000 line of credit available from another correspondent bank, of which $1,340,000 was outstanding at December 31, 2008.  The Bank had no amounts outstanding under these lines of credit at December 31, 2007.

FHLBB advances are secured by a blanket lien on the Bank’s assets.  Included in the amounts above are two long-term amortizing advances, which mature in 2023 and 2028 with interest rates of 0.27% and 0.00%, respectively, obtained under the Affordable Housing Program offered by FHLBB.  These advances were used to provide loans, at nominal cost to the borrower, for development of low-cost housing in the Bank’s community.

Repurchase agreements generally have terms of one day, and are secured by government agency securities.

Notes to Consolidated Financial Statements

8. Pension and Other Post-Retirement Benefits

Pension Plan

Prior to September 1, 2005, the Bank participated in a multi-employer defined benefit pension plan covering all of its full time (as defined) employees who had been employed by the Bank for more than six months and were at least twenty-one years of age.  Benefits under this plan became fully vested after five years of service.  The Bank's net pension cost for the period is the amount of contributions due.  Total pension expense was $50,000 for the year ended December 31, 2008 compared with $131,000 and $280,000 for 2007 and 2006, respectively.  Current valuations of the Bank's allocation of the plan's pooled assets are not available. Effective September 1, 2005, the Plan was amended and as a result, is considered frozen, with no new participants being accepted.  No future compensation will be considered for benefit accruals, and there will be no future credited service, service accruals, or additional accrued benefits.

Defined Contribution Plan

The Bank has a defined contribution 401(k) plan for eligible employees. The Bank provides 75% matching of employee contributions, with a maximum contribution on up to 6% of the employee’s salary. The Bank’s contribution vests over a 6 year graded vesting schedule.  The Bank’s contribution to the plan was $191,000, $168,000 and $136,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

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

Healthcare Benefits

In addition to providing pension benefits, the Bank provides certain health care benefits to retired employees.  Substantially all of the Bank's employees hired prior to February 2007 may become eligible for those benefits. The Bank's policy is to accrue the expected cost of providing those benefits during the years that the employee renders the necessary service.

Notes to Consolidated Financial Statements

8. Pension and Other Post-Retirement Benefits – (Continued)

Obligation and Funded Status

The following table summarizes the obligation and funded status, as well as the amounts recognized in the consolidated statements of financial condition for the Healthcare Benefits Plan as of December 31, 2008 and 2007:

	Healthcare Benefits Plan
(In thousands)	2008	2007

Measurement date	12/31/2008	12/31/2007

Projected benefit obligation	$(334)	$(366)
Fair value of plan assets	-	-
Funded status	$(334)	$(366)

Accrued benefit cost recognized in the
statement of financial condition	$(334)	$(366)

Net Periodic Benefit Cost and Contributions

The benefit costs and contributions related to the Healthcare Benefits plan for the years ended December 31, 2008 and 2007 were:

	Healthcare Benefits Plan
(In thousands)	2008	2007

Net periodic benefit cost	$(32)	$(5)
Employer contributions	19	20
Plan participants' contributions	-	-
Benefits paid during the year	19	20

Due to the unfunded status of the plan, the Bank expects to contribute the amount of the estimated benefit payments for the next fiscal year, which is $20,527 for the Healthcare Benefits Plan.

Notes to Consolidated Financial Statements

Assumptions and Effects

The actuarial assumptions used to determine the projected benefit obligations and net periodic benefit cost for the years ended December 31, 2008 and 2007 were as follows:

	Healthcare Benefits Plan
Weighted-average assumptions:	2008	2007

Discount rate	6.875%	6.375%
Rate of compensation increase	-	-
Medical trend rate next year	8.00%	10.00%
Ultimate medical trend rate	5.00%	5.00%
Year ultimate trend rate is achieved	2011	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the Healthcare Benefits plan. At December 31, 2008, a one percentage-point increase in the assumed health care trend rates would increase the projected benefit obligation by $42,676 compared with a decrease of $36,718 if the assumed health care trend rate were to decrease by one percentage-point.

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

The shares of stock purchased by the ESOP are held in a suspense account until they are released for allocation among participants. The shares will be released annually from the suspense account and the released shares will be allocated among the participants on the basis of each participant’s compensation for the year of allocation. As shares are released from collateral, the Bank recognizes compensation expense equal to the average market price of the shares during the period and the shares will be outstanding for earning per share purposes. The shares not released are reported as unearned ESOP shares in the capital accounts of the consolidated statements of financial condition. ESOP expense for the years ended December 31, 2008 and 2007 was $169,056 and $226,735 respectively. At December 31, 2008 and 2007, there were 19,889 unallocated ESOP shares, and 213,624 and 233,513 unreleased ESOP shares respectively. At December 31, 2008 the unreleased shares had an aggregate fair value of $1,085,000.

Notes to Consolidated Financial Statements

10.  Equity Incentive Plan

In 2005, stockholders of the Company approved the Naugatuck Valley Financial Corporation 2005 Equity Incentive Plan (the “Incentive Plan”).  Under the Incentive Plan, the Company may grant up to 372,614 stock options and 149,045 shares of restricted stock to its employees, officers and directors for an aggregate amount of up to 521,659 shares of the Company’s common stock for issuance upon the grant or exercise of awards.  Both incentive stock options and non-statutory stock options may be granted under the Incentive Plan.  Through December 31, 2008, the following awards have been made:

	Grant date
	July 26,	December 18,	March 20,	March 21,	July 26,
	2008	2007	2007	2006	2005

Option awards
Awarded	1,000	2,000	7,500	6,500	354,580
Exercise price	$11.10	$11.10	$12.49	$11.10	$11.10
Maximum term	10	10	10	10	10
Restricted stock awards
Awarded	1,000	3,000	2,000	1,500	139,712

Stock option awards have been granted with an exercise price equal to the greater of the market price of the Company’s stock at the date of grant, or $11.10, which was the market price of the Company’s stock at the date stock option awards were initially granted under the Incentive Plan.  Both stock options and restricted stock awards vest at 20% per year beginning on the first anniversary of the date of grant.

Stock options and restricted stock awards are considered common stock equivalents for the purpose of computing earnings per share on a diluted basis.

A summary of the status of outstanding stock options at December 31, 2008 and 2007 and changes during the year, is as follows:

Notes to Consolidated Financial Statements

	2008		2007
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price

Options outstanding at beginning of year	359,460	$11.13	353,730	$11.10
Granted	1,000	11.10	9,500	12.20
Forfeited	(2,830)	11.10	(3,030)	11.10
Exercised	-	-	(240)	11.10
Expired	(4,050)	11.10	(500)	11.10
Options outstanding at end of year	353,580	11.13	359,460	11.13

Options exercisable at end of year	138,270	11.12	139,120	11.10

Weighted-average fair value of options
granted during the year		$1.51		$2.26

The Company accounts for its share-based compensation in accordance with Financial Accounting Standards Board’s SFAS No. 123(R), “Share Based Payment”.  In accordance with Statement No. 123 (R), the Company has recorded share-based compensation expense related to outstanding stock option and restricted stock awards based upon the fair value at the date of grant over the vesting period of such awards on a straight-line basis.

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

Notes to Consolidated Financial Statements

10. Equity Incentive Plan – (Continued)

The risk-free rate for the periods within the contractual life of the options is based upon the U.S. Treasury yield curve in effect at the time of grant.  Assumptions used to determine the weighted-average fair value of stock options granted were as follows:

	July 26,	December 18,	March 20,	March 21,	July 26,
Grant date	2008	2007	2007	2006	2005

Dividend yield	2.74%	2.20%	1.60%	1.89%	1.44%
Expected volatility	13.40%	11.00%	10.49%	11.20%	11.47%
Risk-free rate	3.56%	3.63%	4.48%	4.61%	4.18%
Expected life in years	6.5	6.5	6.5	6.5	6.5

Weighted average fair value
of options at grant date	$1.51	$1.18	$2.55	$2.25	$2.47

The Company recorded share-based compensation expense of $507,557, $471,243 and $435,860 for the year ended December 31, 2008, 2007 and 2006, respectively, in connection with the stock option and restricted stock awards.  At December 31, 2008, the Company has approximately $370,331 of unrecorded option expense to be recognized over the remaining vesting period of the options.

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

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.  Principal items making up the deferred income tax provision include impairment losses on investment securities for which the Company expects to realize a future benefit,  a carry forward of charitable contributions, the provision for loan losses, accelerated tax depreciation and deferred mortgage fee income. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not, that some or all of the deferred tax assets will not be realized.  The Company believes that all deferred tax assets will be realized in the future and that no valuation allowance is necessary.

Notes to Consolidated Financial Statements

Income taxes receivable and payable included in the balance sheet at December 31, 2008 and 2007 were:

(In thousands)	2008	2007

Current tax receivable	$110	$174

Deferred tax receivable
Impairment loss on investment securities	$1,165	$-
Reserve for loan losses	971	735
Deferred income	399	248
Charitable contributions carryforward	261	277
Post-retirement benefits	114	125
Available-for-sale securities	-	60
Total deferred tax receivable	2,910	1,445

Deferred tax payable
Depreciation	$(65)	$(101)
Available-for-sale securities	(13)	-
Other items	-	(13)
Total deferred tax payable	(78)	(114)

Net deferred tax receivable	$2,832	$1,331

The provision (benefit) for income taxes for the year ended December 31, 2008, 2007 and 2006 consisted of:

(In thousands)	2008	2007	2006
Current income tax expense	$1,008	$206	$279

Deferred income tax expense (benefit), due to:
Impairment loss on investment securities	(1,165)	-	-
Reserve for loan losses	(236)	(31)	(152)
Deferred income	(151)	(34)	(76)
Charitable contributions	16	88	63
Post retirement benefits	11	86	2
Depreciation	(36)	(73)	71
Other items	(13)	(25)	17
Total deferred income tax expense (benefit)	(1,574)	11	(75)

Provision (benefit) for income taxes	$(566)	$217	$204

Notes to Consolidated Financial Statements

11. Income Taxes – (Continued)

A reconciliation of the statutory federal income tax rate applied to income before income taxes with the income tax provision is as follows:

	Year Ended December 31,
(Dollars in thousands)	2008	2007	2006
Income tax expense (benefit) at statutory rate of 34%	$(299)	$557	$562

Increase (decrease) in income tax expense resulting from:
Nondeductible compensation expense	100	113	104
Income exempt from income tax	(371)	(456)	(321)
Changes in tax bad debt base year reserves	-	-	(145)
Other items, net	4	3	4

Provision for income taxes	$(566)	$217	$204

Effective rate of income tax expense	64.5%	13.3%	12.3%

Retained earnings at December 31, 2008 includes a contingency reserve for loan losses of  $1,867,000, which represents the tax reserve balance existing at December 31, 1987, and is maintained in accordance with provisions of the Internal Revenue Code applicable to thrift institutions. It is not anticipated that the Company will incur a federal income tax liability related to the reduction of this reserve and accordingly, deferred income taxes of $635,000 has not been recognized as of December 31, 2008.

As of December 31, 2008, the Company is subject to unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2005-2008.

Notes to Consolidated Financial Statements

12.  Consolidated Statements of Comprehensive Income

The source of the Company’s other comprehensive income (loss) is the unrealized gains and losses on its available for sale securities.

	For the Years Ended December 31,
(In thousands)	2008	2007	2006

Net income (loss)	$(312)	$1,420	$1,448

Other comprehensive income (loss):
Unrealized gain (loss) on securities available-for-sale	(5,713)	384	195
Reclassification adjustment for losses (gains)
realized in net income (loss)	3,398	(65)	(6)

Other comprehensive income (loss) before tax effect	(2,315)	319	189

Income tax expense related to items of other
comprehensive income (loss)	73	109	64

Other comprehensive income (loss) net of tax effect	(2,388)	210	125

Total comprehensive income (loss)	$(2,700)	$1,630	$1,573

At December 31, 2008, the Company did not recognize approximately $714,000 of income tax benefits related to its other comprehensive loss for the year due to the uncertainty regarding its ability to realize a tax benefit from the estimated unrealized losses.

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

The Office of Thrift Supervision (OTS) regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2008, the Bank was required to maintain a minimum ratio of tangible equity capital to total tangible assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 4.0%; a minimum ratio of Tier I capital to risk-weighted assets of 4.0% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%. As of December 31, 2008 the Bank meets all capital requirements to which it is subject.

At December 31, 2008 the Bank was considered “well capitalized” for regulatory purposes. To be categorized as well capitalized, the Bank must maintain a minimum ratio of tangible equity capital to total tangible assets of 2.0%; a minimum ratio of Tier 1 (core) capital to adjusted total assets of 5.0%; a minimum ratio of Tier I capital to risk-weighted assets of 6.0% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 10.0%. There have been no subsequent conditions or events which management believes have changed the Bank’s status.

Notes to Consolidated Financial Statements

13. Regulatory Capital – (Continued)

The following is a summary of the Bank’s actual capital as computed under the standards established by the OTS at December 31, 2008 and 2007, respectively.

	2008		2007
(Dollars in thousands)	Amount	Ratio	Amount	Ratio

Tangible Equity Ratio (to Tangible Assets)	$40,555	7.58%	$40,484	8.81%

Tier I (Core) Capital (to Adjusted Total Assets)	40,555	7.58%	40,484	8.81%

Tier I Risk-Based Capital (to Risk-Weighted Assets)	40,555	10.36%	40,484	12.22%

Total Risk-Based Capital (to Risk-Weighted Assets)	43,423	11.09%	42,647	12.88%

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

The measurement of the Bank’s capital as computed under regulatory standards differs from its measurement under generally accepted accounting principles. A reconcilement of the Bank’s capital follows:

	December 31,
(In thousands)	2008	2007
Total capital as calculated under generally accepted
accounting principles (GAAP Capital)	$38,197	$40,560
Adjustments to reconcile Total GAAP Capital to Regulatory Capital:
Intangible assets	(121)	(155)
Accumulated other comprehensive income
from available-for-sale securities	2,479	79
Tier I Risk-Based Capital	40,555	40,484
Includible portion of allowance for loan losses	2,868	2,163

Total Risk-Based Capital	$43,423	$42,647

On October 3, 2008, the Troubled Asset Relief Program (“TARP”) was signed into law. TARP gave the U.S. Department of the Treasury (“Treasury Department”) authority to deploy up to $700 billion into the financial system with an objective of improving liquidity in capital markets. On October 14, 2008, the Treasury Department announced the Capital Purchase Program (“CPP”), which provides for direct equity investment of perpetual preferred stock by the Treasury Department in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. The CPP provides for the purchase by the Treasury Department of perpetual senior preferred stock in an aggregate amount ranging from 1% to 3% of a participant’s risk-weighted assets.

Notes to Consolidated Financial Statements

The senior preferred stock will pay cumulative dividends at a rate of 5% per year, until the fifth anniversary of the Treasury Department investment, and at a rate of 9% per year thereafter. The CPP also requires a participant to issue to the Treasury Department warrants to purchase common stock equal to 15% of the capital invested by the Treasury.

The terms of the CPP could reduce investment returns to the Company’s shareholders by restricting increases in dividends paid on the Company’s common stock without the Treasury Department’s consent, diluting existing shareholders’ interests and restricting capital management practices. Although the Company and the Bank meet all applicable regulatory capital requirements and Naugatuck Valley Savings remains well capitalized, the Company is evaluating whether to participate in the CPP. Participation in the program is not automatic and is subject to approval by the Treasury Department.

14.  Earnings per Share

Basic net income per common share is calculated by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per common share is computed in a manner similar to basic net income per common share except that the weighted-average number of common shares outstanding is increased to include the incremental common shares (as computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. The Company's common stock equivalents relate solely to stock option and restricted stock awards. Anti-dilutive shares are common stock equivalents with weighted-average exercise prices in excess of the weighted-average market value for the periods presented.  For the year ended December 31, 2008, anti-dilutive options excluded from the calculations totaled 346,080 options (with an exercise price of $11.10) and 7,500 options (with an exercise price of $12.49).  The Company had no anti-dilutive common shares outstanding for the year ended December 31, 2007.  Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for purposes of calculating either basic or diluted net income per common share.

	For the years ended December 31,
	2008	2007
Net income (loss) available to common stockholders	$(312,000)	$1,420,000

Weighted-average shares outstanding during the period
Basic	6,859,383	7,117,614
Effect of dilutive stock options and restrictive stock awards	-	16,781

Diluted	6,859,383	7,134,395

Net income (loss) per common share:
Basic and diluted earnings (loss) per share	$(0.05)	$0.20

Notes to Consolidated Financial Statements

15.  Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates.  These financial instruments include commitments to extend credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The following table summarizes these financial instruments and other commitments and contingent liabilities as of December 31, 2008 and 2007:

(In thousands)	2008	2007
Commitments to extend credit:
Loan commitments	$5,807	$23,994
Unused lines of credit	20,328	22,067
Amounts due mortgagors on construction loans	25,855	22,783
Amounts due on commercial loans	15,384	7,673
Commercial letters of credit	5,125	5,698

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

16.  Fair Value

The following is a summary of the carrying value and estimated fair value of the Company’s significant financial instruments as of December 31, 2008 and 2007:

	December 31,
	2008		2007
	Carrying	Estimated	Carrying	Estimated
(In thousands)	Amount	Fair Value	Amount	Fair Value

Financial Assets
Cash and cash equivalents	$8,247	$8,247	$8,370	$8,370
Investment securities	63,844	63,844	66,454	66,452
Loans receivable, net	431,976	440,405	359,831	362,249
Accrued income receivable	2,099	2,099	2,033	2,033

Financial Liabilities
Deposits	$363,026	$358,474	$321,398	$308,226
Borrowed funds	119,148	120,811	85,107	85,640
Mortgagors' escrow accounts	4,562	4,562	3,871	3,871

Notes to Consolidated Financial Statements

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurement. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In addition, SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have the following fair value hierarchy:

Level 1 —	Quoted prices for identical instruments in active markets.

Level 2 —	Quoted prices for similar instruments in active or non-active markets and model-derived valuations in which all significant inputs and value drivers are observable in active markets.

Level 3 —	Valuation derived from significant unobservable inputs.

Valuation techniques based on unobservable inputs are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that may appropriately reflect market and credit risks. Changes in these judgments often have a material impact on the fair value estimates. In addition, since these estimates are as of a specific point in time, they are susceptible to material near-term changes. The fair values disclosed do not reflect any premium or discount that could result from the sale of a large volume of a particular financial instrument, nor do they reflect the possible tax ramifications or estimated transaction costs.

The Company uses fair value measurements to record certain assets at fair value on a recurring basis. Additionally, the Company may be required to record at fair value other assets on a nonrecurring basis. These nonrecurring fair value adjustments typically involve the application of lower-of-cost-or market value accounting or write-downs of individual assets. In accordance with Financial Accounting Standards Board (“FASB”) Staff Position No. 157-2, Effective Date of FASB Statement No. 157, the Company has delayed the application of SFAS 157 for nonfinancial assets, such as goodwill and real property held for sale, and non-financial liabilities until January 1, 2009.

The Company used the following methods and significant assumptions to estimate the fair value of its financial instruments which are carried at fair value on a recurring basis in the financial statements:

Available-for-sale securities:

Available-for-sale securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. The Company’s available-for-sale securities that are traded on an active exchange, such as the New York Stock Exchange, are classified as Level 1. Available-for-sale securities valued using matrix pricing are classified as Level 2. As of December 31, 2008, the Company transferred

Notes to Consolidated Financial Statements

16. Fair Value – (Continued)

seven auction-rate preferred securities in the available-for-sale portfolio from Level 2 to Level 3. Market prices of comparable instruments have become harder to identify due to inactive markets, which has made it necessary for the Company to make adjustments to the matrix prices to compensate for the present value of expected cash flows, market liquidity, credit quality and volatility. As a result, the Company utilized Level 3 inputs of greater significance, which has required the Company to move the valuation of these securities from Level 2 to Level 3.

Assets measured at fair value under SFAS No.157 are summarized below:

	Carrying Value
(In thousands)	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis:
Available-for-sale investment securities	$-	$57,100	$6,744	$63,844

Assets measured at fair value on a non-recurring basis:
Collateral dependent impaired loans	$-	$261,544	$2,398	$263,942

Impaired loans are carried at fair value. Collateral dependent loans are considered Level 2, as the fair value is based on an appraisal prepared using observable inputs. Non-collateral dependent loans are measured using a discounted cash flow technique and are considered to be Level 3 estimates.

The following is a further description of the principal valuation methods used by the Company to estimate the fair values of its financial instruments.

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

Accrued income receivable - The carrying amounts reported in the statement of financial condition approximate these assets' fair value.

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

Notes to Consolidated Financial Statements

Borrowed Funds - Fair values are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Mortgagors’ escrow accounts – The carrying amounts reported in the statement of financial condition approximate the fair value of the mortgagors’ escrow accounts.

17.  Selected Quarterly Consolidated Financial Information (unaudited)

The following tables present quarterly consolidated information for the Company for 2008, 2007 and 2006.

	For the Year Ended December 31, 2008
	Fourth	Third	Second	First
(In thousands)	Quarter	Quarter	Quarter	Quarter

Interest and dividend income	$7,256	$7,224	$6,877	$6,846
Interest expense	3,516	3,499	3,343	3,546
Net interest income	3,740	3,725	3,534	3,300
Provision for loan losses	200	200	113	162
Net interest income after
provision for loan losses	3,540	3,525	3,421	3,138
Noninterest income (loss)	300	(2,636)	661	627
Noninterest expense	3,539	3,453	3,257	3,205
Income before provision for
income tax (benefit)	301	(2,564)	825	560
Provision for income tax (benefit)	(1,052)	157	223	106
Net income (loss)	$1,353	$(2,721)	$602	$454

Notes to Consolidated Financial Statements

17. Selected Quarterly Consolidated Financial Information (unaudited) – (Continued)

	For the Year Ended December 31, 2007
	Fourth	Third	Second	First
(In thousands)	Quarter	Quarter	Quarter	Quarter

Interest and dividend income	$6,632	$6,384	$6,030	$5,984
Interest expense	3,494	3,394	3,189	3,097
Net interest income	3,138	2,990	2,841	2,887
Provision for loan losses	100	-	-	51
Net interest income after
provision for loan losses	3,038	2,990	2,841	2,836
Noninterest income	647	577	606	524
Noninterest expense	3,104	3,158	3,096	3,064
Income before provision for
income tax	581	409	351	296
Provision for income tax	101	55	39	22
Net income	$480	$354	$312	$274

	For the Year Ended December 31, 2006
	Fourth	Third	Second	First
(In thousands)	Quarter	Quarter	Quarter	Quarter

Interest and dividend income	$5,644	$5,329	$4,990	$4,787
Interest expense	2,847	2,490	2,097	1,916
Net interest income	2,797	2,839	2,893	2,871
Provision for loan losses	62	-	68	62
Net interest income after
provision for loan losses	2,735	2,839	2,825	2,809
Noninterest income	499	522	477	450
Noninterest expense	3,029	3,001	2,819	2,655
Income before provision for
income tax (benefit)	205	360	483	604
Provision for income tax (benefit)	54	(54)	70	134
Net income	$151	$414	$413	$470

Notes to Consolidated Financial Statements

18.  Parent Company Only Financial Statements

The following financial statements are for the Company (Naugatuck Valley Financial Corporation) only, and should be read in conjunction with the consolidated financial statements of the Company.

Statements of Financial Condition

	December 31,
(In thousands)	2008	2007
ASSETS
Cash on deposit with Naugatuck Valley Savings and Loan	$1,872	$3,661
Investment in subsidiary, Naugatuck Valley Savings and Loan	38,197	40,560
Investment securities	2,260	2,745
Loan to ESOP	2,335	2,499
Deferred income taxes	274	296
Other assets	717	703

Total assets	$45,655	$50,464

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities	$67	$7
Stockholders' equity	45,588	50,457

Total liabilities and stockholders' equity	$45,655	$50,464

Statements of Income

For the Year Ended December 31, 2008, 2007 and 2006:

	For the Years Ended December 31,
(In thousands)	2008	2007	2006

Interest income	$224	$351	$441
Other income	1	1	1
Total income	225	352	442

Other expense	476	313	309

Income before income tax (benefit) and equity in
undistributed net income (loss) of subsidiary	(251)	39	133
Income tax (benefit)	(85)	13	47

Income before equity in undistributed
net income (loss) of subsidiary	(166)	26	86
Equity in undistributed net income (loss) of subsidiary	(146)	1,394	1,362

Net income (loss)	$(312)	$1,420	$1,448

Notes to Consolidated Financial Statements

18. Parent Company Only Financial Statements – (Continued)

Statements of Cash flows

For the Year Ended December 31, 2008, 2007 and 2006:

	For the Years Ended December 31,
(In thousands)	2008	2007	2006

Net cash provided by operating activities	$240	$438	$278

Cash flows from investing activities
Purchase of available-for-sale securities	-	(1,500)	-
Paydowns and maturities of available-for-sale securities	497	4,234	3,854
Principal payments received from ESOP	163	156	-
Investment in subsidiary, Naugatuck Valley Savings and Loan	-	-	2,500
Net cash provided by investing activities	660	2,890	6,354

Cash flows from financing activities
Payment of borrowings from subsidiary	-	-	(2,981)
Common stock repurchased	(2,244)	(2,430)	(1,491)
Cash dividends to common shareholders	(614)	(588)	(617)
Release of ESOP shares	169	227	-
Cost of issuance of common stock	-	-	-
Net cash used by financing activities	(2,689)	(2,791)	(5,089)

Increase (decrease) in cash and cash equivalents	(1,789)	537	1,543
Cash and cash equivalents at beginning of year	3,661	3,124	1,581

Cash and cash equivalents at end of year	$1,872	$3,661	$3,124

Supplemental Disclosures:
Cash paid during the year for:
Interest	$-	$-	$-
Income taxes	-	-	-

Directors and Executive Officers

Directors of Naugatuck Valley Financial Corporation,
Naugatuck Valley Mutual Holding Company
and Naugatuck Valley Savings and Loan

Carlos S. Batista	Michael S. Plude, CPA
Vice President, Systems & Solutions	Managing Partner – Kaskie, Plude & Company, LLC
– Bristol, Inc. a division of Emerson Process Management

Richard M. Famiglietti	John C. Roman
Owner – CM Property Management	President and Chief Executive Officer – Naugatuck
Valley Financial Corporation, Naugatuck Valley
Ronald D. Lengyel	Mutual Holding Company and Naugatuck Valley
Chairman of the Board – Naugatuck Valley	Savings and Loan
Financial Corporation, Naugatuck Valley Mutual
Holding Company and Naugatuck Valley	Camilo P. Vieira
Savings and Loan	Consultant – CM Property Management
Retired – IBM Corporation
James A. Mengacci
Owner – James A. Mengacci Associates LLC	Jane H. Walsh
Retired Senior Vice President – Naugatuck Valley
Financial Corporation, Naugatuck Valley Mutual
Holding Company and Naugatuck Valley Savings and Loan

Executive Officers of
Naugatuck Valley Financial Corporation,
Naugatuck Valley Mutual Holding Company
and Naugatuck Valley Savings and Loan

John C. Roman	William C. Nimons
President and Chief Executive Officer	Senior Vice President

Dominic J. Alegi, Jr.	Mark S. Graveline
Executive Vice President	Senior Vice President

Lee R. Schlesinger
Senior Vice President and Chie
Financial Officer

Investor and Corporate Information

Annual Meeting

The annual meeting of stockholders will be held at 10:30 a.m., local time, on May 13, 2009 in the Community Room at Naugatuck Valley Savings and Loan’s main office at 333 Church Street, Naugatuck, Connecticut 06770.

Stock Listing

Naugatuck Valley Financial Corporation common stock is listed on the Nasdaq Global Market under the symbol “NVSL.”

Price Range of Common Stock

On October 1, 2004, Naugatuck Valley Financial common stock commenced trading on the Nasdaq National Market.  At March 25, 2009, there were 796 holders of record of Naugatuck Valley Financial common stock.  The following table sets forth the high and low sales prices of the common stock, as reported on the Nasdaq National Market, and the dividend paid by Naugatuck Valley Financial during each quarter since trading commenced.

	High	Low	Dividends
2007:
First Quarter	$12.95	$12.00	$0.05
Second Quarter	12.90	10.05	0.05
Third Quarter	11.90	9.97	0.05
Fourth Quarter	10.70	8.75	0.05

2008:
First Quarter	$9.95	$8.51	$0.06
Second Quarter	9.69	7.75	0.06
Third Quarter	10.00	7.75	0.06
Fourth Quarter	8.25	5.08	0.06

Stockholder and General Inquiries

John C. Roman
President and Chief Executive Officer
Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut 06770
(203) 720-5000

Annual and Other Reports

A copy of the Naugatuck Valley Financial Annual Report on Form 10-K, without exhibits, for the year ended December 31, 2008, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Bernadette A. Mole, Corporate Secretary, Naugatuck Valley Financial Corporation, 333 Church Street, Naugatuck, Connecticut 06770.

Independent Registered Public Accounting Firm	Transfer Agent

Whittlesey & Hadley, P.C.	Registrar and Transfer Company
147 Charter Oak Avenue	10 Commerce Drive
Hartford, Connecticut 06106	Cranford, New Jersey 07016

Corporate Counsel

Kilpatrick Stockton LLP
607 14th Street, N.W.
Washington, DC 20005

Office Locations

Main Office

333 Church Street Naugatuck, Connecticut 06770

Branch Offices

1009 New Haven Road Naugatuck, Connecticut 06770

127 South Main Street Beacon Falls, Connecticut 06403

1699 Highland Avenue Cheshire, Connecticut 06410

49 Pershing Drive Derby, Connecticut 06418

249 West Street Seymour, Connecticut 06483

504 Bridgeport Avenue Shelton, Connecticut 06484 450 Heritage Road, Suite 3C Southbury, CT 06488

1570 Southford Road Southbury, Connecticut 06488

1030 Hamilton Avenue Waterbury, Connecticut 06706